As filed with the U.S. Securities and Exchange Commission on October 30, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

METRO INC.

(Exact name of registrant as specified in its charter)

Québec	5411	98-0540879
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

11011 Maurice-Duplessis Boulevard, Montréal, Québec, Canada H1C 1V6

(514) 643-1000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation, 111 Eighth Avenue, New York, NY 10011, (212) 894-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Simon Rivet METRO Inc. 7151, Jean-Talon E., 3rd Floor Montréal, Québec H1M 3N8 1 (514) 356-5823	Christopher Hilbert Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, NY 10019-6022 (212) 318-3388	Paul Raymond Norton Rose Fulbright Canada LLP 1, Place Ville Marie, Bureau 2500 Montréal, Québec, Canada H3B 1R1 1 (514) 847-4479

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares	15,869,569	N/A	US$125,203,016.16	US$15,587.78

(1)	Represents the maximum number of the Registrant’s common shares estimated to be issuable to United States holders of the outstanding common shares (“Coutu Shares”) of The Jean Coutu Group (PJC) Inc. (“Jean Coutu”) upon consummation of the business combination. This number is based on the maximum number of Coutu Shares estimated solely for purposes of this calculation to be held by United States holders of Coutu Shares, or 26,013,128 Coutu Shares, multiplied by 0.61006 to yield the maximum number of Registrant shares to be issued to United States holders of Coutu Shares.
(2)	Estimated solely for the purposes of calculating the registration fee in accordance with General Instruction IV.H of Form F-8. The registration fee has been calculated on the basis of (i) the market value of the Coutu Shares estimated solely for purposes of this calculation to be held by United States holders, or Cdn$635,759,547.70, representing the product of (x) the number of Coutu Shares estimated solely for purposes of this calculation to be held by United States holders (26,013,128) and (y) Cdn$24.43995, the average of the high (Cdn.$24.4699) and low (Cdn$24.41) prices of Jean Coutu common stock on the Toronto Stock Exchange, the primary trading market for such shares, on October 20, 2017, a date within 30 days of the filing date (ii) reduced, in accordance with General Instruction IV.H, by Cdn$18.375 per share or Cdn$477,991,227, as the amount of cash to be paid by the Registrant to United States holders in connection with the business combination and (iii) converted to U.S. dollars at the rate of exchange for October 20, 2017 as reported by the Bank of Canada of U.S.$1=Cdn$1.2601.
(3)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), at a rate equal to U.S.$124.50 per $1.0 million of proposed maximum aggregate offering price.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Notice of Special Meeting of Shareholders and Management Information Circular, dated October 26, 2017 (the “Information Circular”).

2.	Informational Legends.

See page 2 of the Information Circular.

3.	Incorporation of Certain Information by Reference.

Information has been incorporated by reference in the Information Circular from documents filed with securities commissions or similar authorities in Canada. As required by this Item, the Information Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at 7151, Jean-Talon E., 3rd Floor, Montréal, Québec H1M 3N8, or by telephone at (514) 356-5823.

4.	List of Documents Filed with the Commission.

See the section “U.S. Securities Law Matters” in the Information Circular. References to web addresses in the Information Circular are included as inactive textual references only. Except as specifically incorporated by reference into the Information Circular, information on these websites is not part of the Information Circular or part of this registration statement.

Please, read this document and the accompanying materials carefully. These materials are important and require your immediate attention. As a shareholder of The Jean Coutu Group (PJC) Inc., you have the right to vote your shares, either by proxy or in person, on a special resolution regarding the proposed amalgamation described herein with an entity to be incorporated which will be a direct wholly-owned subsidiary of Metro Inc. If you have any questions about these materials or the matters to which they refer, please contact your professional advisors.

If you have any questions or require further information about the procedures for voting or completing your letter of transmittal and election form, please contact Computershare Trust Company of Canada, our transfer agent and depositary, at 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com.

Shareholders in the United States should read the section “Notice to Shareholders in the United States” on page 2 of the accompanying management information circular.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

AMALGAMATION

involving

THE JEAN COUTU GROUP (PJC) INC.

and

an entity to be incorporated which will be a direct wholly-owned subsidiary of

METRO INC.

SPECIAL MEETING OF SHAREHOLDERS OF

THE JEAN COUTU GROUP (PJC) INC.

TO BE HELD ON NOVEMBER 29, 2017

Notice of special meeting of shareholders

and

Management information circular

THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE

AMALGAMATION IS IN THE BEST INTERESTS OF THE JEAN COUTU GROUP (PJC) INC.

AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE

AMALGAMATION RESOLUTION.

LETTER TO SHAREHOLDERS

October 26, 2017

Dear shareholders:

The board of directors (the “Board”) of The Jean Coutu Group (PJC) Inc. (the “Corporation” or “PJC”) is pleased to invite you to attend a special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class “A” Subordinate Voting Shares and Class “B” Shares (together, the “Shares”) of PJC to be held on November 29, 2017 at the offices of Stikeman Elliott LLP, 1155 René-Lévesque boulevard West, suite 4100, conferences rooms Mont-Royal 1 and Mont-Royal 2, Montréal, Québec H3B 3V2, at 10:00 a.m. (Montréal time).

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving an amalgamation (the “Amalgamation”) involving PJC, an entity to be incorporated which will be a direct wholly-owned subsidiary of Metro Inc. (“Metro Subco”), and any Qualifying Holdco (as such term is defined in the accompanying Information Circular (as defined below)) under Chapter XI of the Business Corporations Act (Québec) (the “QBCA”). On October 2, 2017, Metro Inc. (“Metro”) entered into a combination agreement with PJC (the “Combination Agreement”) pursuant to which Metro Subco agreed to amalgamate with PJC. The entity resulting from the Amalgamation (“Amalco”) will continue as a wholly-owned subsidiary of Metro.

Pursuant to the Amalgamation, the Shareholders of PJC may elect to receive, at the effective time of the Amalgamation, (i) one redeemable preferred share of Amalco, which will be redeemed immediately after the Amalgamation by Amalco in consideration for $24.50 in cash (the “Cash Consideration”), or (ii) 0.61006 common share of Metro (the “Share Consideration”, and with the Cash Consideration, the “Consideration”) for each Share held, as more fully described in the accompanying management information circular (the “Information Circular”). Among other things, the elections made by Shareholders will be subject to proration and rounding. Shareholders will receive, in the aggregate, cash in respect of 75% of the issued and outstanding Shares (or approximately $3.377 billion based on the issued and outstanding Shares as of October 24, 2017) and Metro common shares (the “Metro Shares”) in respect of 25% of the issued and outstanding Shares (or approximately $1.126 billion based on the issued and outstanding Shares as of October 24, 2017). The Metro Shares issued to Shareholders in connection with the Amalgamation will be issued based on a reference price of $40.16 per Metro Share, representing the volume weighted average price of the Metro Shares for the 20 trading days ending September 26, 2017 (the day prior to the press release announcing that PJC and Metro were engaged in advanced discussions regarding a possible combination transaction). The acquisition of 100% of the equity of PJC represents a total Consideration of approximately $4.503 billion.

The Consideration to be received by the Shareholders represents a premium of 15.4% to the volume weighted average price of the Class A Shares of PJC for the 20 trading days ending August 21, 2017 (the day prior to the execution of a non-binding letter of intent between Metro and PJC).

Shareholders should review the accompanying notice of special meeting of Shareholders and Information Circular which describe, among other things, the background to the Amalgamation as well as the reasons for the determinations and recommendations of the special committee of four independent directors of PJC (the “Special Committee”) and detail the recommendations of the board of directors of PJC (the “Board”). The Information Circular contains a detailed description of the Amalgamation, including certain risk factors relating to the completion of the Amalgamation and the combined entity, PJC and Metro. You should consider carefully all of the information in the Information Circular. If you require assistance, you are urged to consult your financial, legal, tax or other professional advisor.

The Amalgamation is subject to certain closing conditions, including approval of a special resolution (the “Amalgamation Resolution”) by at least two-thirds of the votes cast by the holders of Class A Shares and holders of Class B Shares, voting together as a single class, present in person or represented by proxy at the Meeting and entitled to vote and receipt of applicable regulatory approvals. Subject to those closing conditions being satisfied or waived (if permitted) and satisfying other customary conditions contained in the Combination Agreement, it is anticipated that the Amalgamation will be completed in the first half of 2018. Further details of the Amalgamation are set out in the accompanying Information Circular.

3958230 Canada Inc., 4527011 Canada Inc. and Fondation Marcelle et Jean Coutu (together, the “Coutu Shareholders”) have entered into irrevocable support and voting agreements (the “Coutu Voting and Support Agreements”) until June 4, 2018 pursuant to which they have agreed, inter alia, to irrevocably support the Amalgamation and vote all of their Shares in favour of the Amalgamation Resolution and against any other proposed transaction. The Coutu Voting and Support Agreements cannot be terminated in the event of a Superior Proposal. In addition, all of the directors and executive officers of PJC (other than Mr. Jean Coutu) who are Shareholders have entered into support and voting agreements pursuant to which they have agreed to support the Amalgamation and vote all of their Shares in favour of the Amalgamation Resolution. Consequently, Shareholders beneficially owning approximately 4,194,956 Class A Shares and 103,500,000 Class B Shares, representing together approximately 93.18% of the aggregate voting rights attached to the outstanding Shares, have agreed to vote their Shares in favour of the Amalgamation Resolution.

The Board retained the services of National Bank Financial inc. (“NBF”) as financial advisor to, among other things, provide an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Amalgamation (the “NBF Fairness Opinion”). The Special Committee retained the services of TD Securities Inc. (“TD”) as independent financial advisor to, among other things, provide an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Amalgamation (the “TD Fairness Opinion”), and together with the NBF Fairness Opinion, the “Fairness Opinions”). The NBF Fairness Opinion and the TD Fairness Opinion are to the effect that, as at October 2, 2017 and October 1, 2017, respectively, and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters set forth therein, the Consideration to be received by the Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders.

On October 1, 2017, the Special Committee received the Fairness Opinions verbally and, after receiving legal and financial advice, unanimously recommended that the Board approve the Amalgamation and that the Shareholders vote in favour of the Amalgamation Resolution. The Board has received the fairness opinion of NBF and has unanimously (with the Coutu family abstaining from voting), after receiving legal and financial advice and the unanimous recommendation of the Special Committee, determined that the Amalgamation Resolution is in the best interests of the Corporation, and the Board unanimously recommends (with the Coutu family abstaining from voting) that the Shareholders vote FOR the Amalgamation Resolution.

Your vote is important regardless of the number of Shares you hold. Whether or not you are able to attend the Meeting in person, you are urged to complete, sign, date and return the enclosed form of proxy (or voting instruction form if you are a non-registered Shareholder) so that your Shares can be voted at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with your voting instructions. Your votes must be received by PJC’s transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Montréal Time) on November 27, 2017 or, not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed, at Computershare Trust Company of Canada, 100 University Avenue, 8th floor, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-888-249-7775 or 416-263-9524.

Non-registered Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (an “Intermediary”), should carefully follow the instructions of their Intermediary to ensure that their Shares are voted at the Meeting in accordance with their instructions, to arrange for their Intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Shares if the Amalgamation is completed.

Pursuant to and in accordance with the Amalgamation and the provisions of Chapter XIV of the QBCA (as modified or supplemented by the amalgamation agreement to be entered into on the Effective Date (as such term is defined in the Combination Agreement)), registered Shareholders (other than Qualifying Holdco Shareholders (as defined in the Combination Agreement), Qualifying Holdcos (as defined in the Combination Agreement) and Shareholders who have failed to exercise all their voting rights against the Amalgamation Resolution) have the right to demand the repurchase of their Shares in connection with the Amalgamation and, if the Amalgamation becomes effective, to be paid the fair value of their Shares by Metro; provided such Shareholders exercise all of their available voting rights against the adoption and approval of the Amalgamation Resolution. This right to demand the repurchase of the Shares is more particularly described in the accompanying Information Circular.

If you require any assistance in completing your proxy, please contact PJC’s transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com.

On behalf of PJC, we would like to thank all Shareholders for their ongoing support as we prepare to take part in this very important milestone in the history of PJC.

Yours truly,

François J. Coutu

President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of The Jean Coutu Group (PJC) Inc. (the “Corporation” or “PJC”):

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of Class “A” Subordinate Voting Shares and Class “B” Shares (together, the “Shares”) of the Corporation (the “Shareholders”) will be held on November 29, 2017 at the offices of Stikeman Elliott LLP, 1155 René-Lévesque boulevard West, suite 4100, conferences rooms Mont-Royal 1 and Mont-Royal 2, Montréal, Québec H3B 3V2, at 10:00 a.m. (Montréal time) for the following purposes:

(a)	To consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Amalgamation Resolution”), the full text of which is set forth in Appendix A attached to the accompanying management information circular (the “Information Circular”), approving an amalgamation (the “Amalgamation”) under the provisions of Chapter XI of the Business Corporations Act (Québec) (the “QBCA”) involving PJC, an entity to be incorporated which will be a direct wholly-owned subsidiary of Metro Inc. (“Metro”) and any Qualifying Holdco (as such term is defined in the combination agreement dated October 2, 2017 between PJC and Metro (the “Combination Agreement”)), as more particularly described in the Information Circular; and

(b)	Transacting any other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof are those which held Shares as at the close of business on October 24, 2017 (the “Record Date”). Only Shareholders whose names have been entered in the register of PJC as at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this notice of meeting is the Information Circular, a form of proxy and a letter of transmittal and election form (the “Letter of Transmittal and Election Form”). The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by PJC before the Meeting or at the discretion of the Chair at the Meeting.

In order for registered Shareholders to receive the consideration that they are entitled to upon the completion of the Amalgamation, such registered Shareholders must complete and sign the Letter of Transmittal and Election Form and return it, together with their Share certificate(s) and any other required documents and instruments, to the depositary named in the Letter of Transmittal and Election Form, in accordance with the procedures set out in the Letter of Transmittal and Election Form.

Shareholders who wish to avail themselves of the Holdco Alternative (as defined in the Combination Agreement) should contact Computershare Trust Company of Canada at 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com. A separate Letter of Transmittal and Election Form will be made available for Qualifying Holdco Shareholders (as defined in the Combination Agreement) who have elected the Holdco Alternative.

The management of PJC and its board of directors urge you to participate in the Meeting and to vote your Shares. If you cannot attend the Meeting to vote your Shares in person, please vote in one of the following four ways: (i) by appointing someone as proxy to attend the Meeting and vote your Shares for you; (ii) by completing your proxy form and returning it by mail or delivery following the instructions on your proxy; (iii) by phoning the toll-free telephone number shown on your proxy form, or (iv) by following the instructions for internet voting in the accompanying form of proxy, before 5:00 p.m. (Montréal time) on November 27, 2017 or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed. PJC reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. If you are a non-registered Shareholder, please refer to the section in the accompanying Information Circular entitled “Information concerning the meeting and voting - Notice to non-registered Shareholders” for information on how to vote your Shares.

Non-registered Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (an “Intermediary”), should carefully follow the instructions of their Intermediary to ensure that their Shares are voted at the Meeting in accordance with their instructions, to arrange for their Intermediary to complete the necessary transmittal documents and to ensure that they receive payment of the consideration for their Shares if the Amalgamation is completed.

Pursuant to and in accordance with the Amalgamation and the provisions of Chapter XIV – Division I of the QBCA (as modified or supplemented by the amalgamation agreement to be entered into on the Effective Date (as such term is defined in the Combination Agreement) (the “Amalgamation Agreement”)), registered Shareholders (other than Qualifying Holdco Shareholders, Qualifying Holdcos (as defined in the Combination Agreement) and holders of Shares who have failed to exercise all of their voting rights against the Amalgamation Resolution) have the right to demand the repurchase of their Shares (the “Dissent Rights”) in connection with the Amalgamation and, if the Amalgamation becomes effective, to be paid the fair value of their Shares by Metro. Dissent Rights are more particularly described in the accompanying Information Circular. A registered Shareholder who wishes to exercise Dissent Rights must (i) send to PJC a written notice (the “Dissent Notice”), which Dissent Notice must be received by PJC at 245, Jean Coutu Street, Varennes, Province of Québec, Canada, J3X 0E1 attention: Brigitte Dufour, Vice-President, Legal Affairs and Corporate Secretary, with a copy to Stikeman Elliott LLP at 1155 René-Lévesque boulevard West, suite 4100, Montréal (Québec) H3B 3V2 fax 514-397-3222, attention: Mtre André J. Roy and Mtre Robert Carelli, before the Meeting, or (ii) advise the chair of the Meeting during the Meeting. Failure to strictly comply with the requirements set forth in Chapter XIV - Division I of the QBCA (as modified or supplemented by the Amalgamation Agreement) may result in the loss of Dissent Rights. Anyone who is a non-registered Shareholder and who wishes to exercise Dissent Rights should be aware that only registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a non-registered Shareholder who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the name of such Shareholder prior to the time the Dissent Notice is required to be received by PJC or, alternatively, make arrangements for the registered Shareholder of such Shares to exercise Dissent Rights on behalf of such Shareholder. A Shareholder wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares registered in the name of such Shareholder if such Shareholder exercised all the voting rights carried by those Shares against the Amalgamation Resolution. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

Varennes, Québec

October 26, 2017

BY ORDER OF THE BOARD OF DIRECTORS OF THE JEAN COUTU GROUP (PJC) INC. Chairman of the Board of Directors

JEAN COUTU

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the “Information Circular”) is delivered in connection with the solicitation of proxies by and on behalf of the management of The Jean Coutu Group (PJC) Inc. (the “Corporation” or “PJC”) for use at the special meeting of holders of Class “A” Subordinate Voting Shares (the “Class A Shares”) and Class “B” Shares (the “Class B Shares”, and together with the Class A Shares, the “Shares”) of the Corporation (the “Shareholders”) to be held on November 29, 2017 at the offices of Stikeman Elliott LLP, 1155 René-Lévesque boulevard West, suite 4100, conference rooms Mont-Royal 1 and Mont-Royal 2, Montréal, Québec H3B 3V2, at 10:00 a.m. (Montréal time) (the “Meeting”), or at any adjournment(s) or postponement(s) thereof, at the time and place and for the purposes set forth in the accompanying notice of special meeting (the “Notice of Meeting”). No person has been authorized to give any information or make any representation in connection with the Amalgamation or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the “Amalgamation”, the “Combination Agreement” and the “Amalgamation Agreement” in this Information Circular are qualified in their entirety by reference to the complete text of the Combination Agreement or the Amalgamation Agreement, as applicable, copies of which are available on SEDAR under PJC’s issuer profile at www.sedar.com, and are attached to this Information Circular as Appendix B and Appendix C, respectively. You are urged to carefully read the full text of the Combination Agreement and the Amalgamation Agreement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth in the section “Glossary of terms” starting on page 106 of this Information Circular. Information contained in this Information Circular is given as at October 26, 2017, unless otherwise specifically stated.

The information concerning Metro Inc. (“Metro”) and the combined entity contained in this Information Circular has been provided by Metro for inclusion in this Information Circular. Although PJC has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by Metro are untrue or incomplete, PJC assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Metro to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to PJC.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Information Circular will not, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Information Circular.

Shareholders in the United States should read the section “Notice to Shareholders in the United States” on page 2 of this Information Circular.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisors.

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NO SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR.

THE AMALGAMATION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE AMALGAMATION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The offering of common shares of Metro (“Metro Shares”) in connection with the Amalgamation and as contemplated by this Information Circular is being made by a Canadian issuer pursuant to a multijurisdictional disclosure system adopted by the United States that permits this Circular to be prepared in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Metro Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian federal income tax considerations” and “Certain U.S. federal income tax considerations” herein.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Metro, an entity to be incorporated which will be a direct wholly-owned subsidiary of Metro (“Metro Subco”) and the Corporation are incorporated (or will be with regards to Metro Subco) under the laws of the province of Québec, Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of Metro and the Corporation and said persons may be located outside the United States.

A Registration Statement (the “Registration Statement”) under the U.S. Securities Act, which covers the Metro Shares to be offered to Shareholders that are residents of the United States pursuant to the Amalgamation, has been filed with the SEC on Form F-8. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website under Metro’s issuer profile at www.sec.gov. For more information, see “Certain legal and regulatory matters - U.S. Securities Laws matters”.

THE METRO SHARES CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CAUTION ON FORWARD-LOOKING STATEMENTS

This Information Circular contains forward-looking statements, including, but not limited to, statements relating to PJC’s expectations with respect to the timing and outcome of the Amalgamation, within the

PJC | Management Information Circular | 2

meaning of applicable law (collectively referred to herein as “forward-looking statements”). Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the Amalgamation and other future events and conditions and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “projects”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Specifically, without limiting the generality of the foregoing, all statements included in this Information Circular, including the appendices and the documents incorporated by reference, that address activities, events or developments that PJC or Metro expects or anticipates will or may occur in the future, including receipt of the Required Shareholder Approval and Regulatory Approvals for the Amalgamation, information concerning PJC and Metro and their financial capacity and availability of capital, the anticipated timing for the Meeting and the anticipated Effective Date of the Amalgamation, the anticipated effects and benefits of the Amalgamation, certain strategic benefits and operational, competitive and cost synergies, including, but not limited to, statements relating to the $75 million of expected cost-reduction synergies following the completion of the Amalgamation, the treatment of Shareholders under tax laws, the ability of PJC and Metro to satisfy the conditions to complete the Amalgamation, the anticipated timing for the completion of the Amalgamation and delisting of the Shares from the TSX, the anticipated expenses of the Amalgamation, the Consideration not being as elected by Shareholders due to proration and rounding and other statements that are not historical facts, are forward-looking statements. These statements are based upon certain material risks and uncertainties. In addition, the anticipated dates provided throughout this Information Circular may change for a number of reasons, such as unforeseen delays or the need for additional time to satisfy conditions for the completion of the Amalgamation.

Although PJC believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Since forward-looking statements address future events and conditions, they involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Risks and uncertainties inherent in the nature of the Amalgamation include the failure to satisfy the conditions for the completion of the Amalgamation, in a timely manner, on satisfactory terms, or at all, including that there be no Material Adverse Effect with respect to the Corporation. Failure of the Parties to otherwise satisfy the conditions to or complete the Amalgamation may result in the Amalgamation not being completed on the proposed terms, or at all. In addition, if the Amalgamation is not completed and the Corporation continues as an independent entity, there are risks that the announcement of the Amalgamation and the dedication of substantial resources of the Corporation to the completion of the Amalgamation could have an impact on the Corporation’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Corporation. Furthermore, the failure of the Corporation to comply with the terms of the Combination Agreement may, in certain circumstances, result in the Corporation being required to pay the Termination Fee or expenses thereto. For all these reasons, Shareholders should not place undue reliance on the forward-looking statements contained in this Information Circular.

Forward-looking statements contained in this Information Circular are made as at the date of this Information Circular and, other than as specifically required by law, neither the Corporation nor Metro assumes any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise. The forward-looking statements contained in this Information Circular are expressly qualified by these cautionary statements.

Shareholders are cautioned that the foregoing list of risks and uncertainties is not exhaustive of the risks and uncertainties that may affect forward-looking statements. Additional information on other risks and uncertainties that could affect the operations or financial results of the Corporation or Metro, which, in

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turn, could potentially impact the satisfaction of the conditions to the completion of the Amalgamation, are included in reports on file with applicable securities regulatory authorities, including, but not limited to, under the section entitled “Risks and Uncertainties” of the Corporation’s Management’s Discussion and Analysis (i) for the second quarter of fiscal year 2018, and (ii) for the fiscal year ended March 4, 2017, both of which are available on SEDAR at www.sedar.com under PJC’s issuer profile, and under the section “Risk Management” of Metro’s Management Discussion and Analysis for September 24, 2016 available on SEDAR at www.sedar.com under Metro’s issuer profile. Shareholders are also cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements contained in this Information Circular that could be impacted by those risks and uncertainties. The information contained in this Information Circular includes factors that could affect the completion of the Amalgamation. You are urged to carefully consider those factors. For a discussion regarding such risks and uncertainties, please refer to the section “Risk Factors” of this Information Circular.

CERTAIN TAX MATTERS

Certain information concerning the income tax consequences of the Amalgamation to Shareholders is set forth under the headings “Certain Canadian federal income tax considerations” and “Certain U.S. federal income tax considerations”. Shareholders should be aware that the transactions contemplated in this Information Circular may have tax consequences in Canada and/or the U.S. and/or any other jurisdiction in which a Shareholder is subject to income taxation. Such consequences may not be fully described in this Information Circular.

CURRENCY

All currency amounts referred to in this Information Circular, unless otherwise stated, are expressed in Canadian dollars.

Exchange rate information

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of each of the periods indicated; and (ii) the high, low and average exchange rates during each such periods, in each case based on these rates published on the Bank of Canada’s website as being in effect at approximately noon on each trading day.

	Year ended December 31
	2016		2015		2014
Rate at end of period	US$	0.7448	US$	0.7225	US$	0.8620
Average rate during period	US$	0.7548	US$	0.7820	US$	0.9054
High	US$	0.7972	US$	0.8527	US$	0.9422
Low	US$	0.6854	US$	0.7148	US$	0.8589

On January 1, 2017, the Bank of Canada began a transition period to change its procedure for publishing exchange rate information. As of April 28, 2017, the Bank of Canada no longer produces noon and closing daily exchange rates, instead publishing daily average exchange rates.

On October 26, 2017, the Bank of Canada daily average exchange rate for C$1.00 was US$0.7794.

Payment of the Cash Consideration (if so elected) in U.S. dollars

If you are a registered Shareholder, you will receive the Cash Consideration (if so elected) per Share in Canadian dollars unless you exercise the right to elect, in your Letter of Transmittal and Election Form, to receive the Cash Consideration (if so elected) per Share in respect of your Shares in U.S. dollars.

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If you are a non-registered Shareholder, you will receive the Cash Consideration (if so elected) per Share in Canadian dollars unless you contact the Intermediary in whose name your Shares are registered and request that the Intermediary make an election on your behalf. If your Intermediary does not make an election on your behalf, you will receive payment of the Cash Consideration (if so elected) in Canadian dollars.

The exchange rate that will be used to convert payments from Canadian dollars into U.S. dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider to the Corporation, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

GLOSSARY

Capitalized terms used in this Information Circular have the meanings set forth in the section “Glossary of terms” starting on page 106 hereto, unless the context clearly requires otherwise.

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SUMMARY

The following is a summary of certain information contained in this Information Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular and the attached Appendices, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the section “Glossary of terms” starting on page 106 of this Information Circular.

The Meeting

The Meeting is a special meeting of the Shareholders at which Shareholders will be voting on the Amalgamation Resolution, the full text of which is attached as Appendix A to this Information Circular. Shareholders may also be asked to consider other business that properly comes before the Meeting or any adjournment(s) or postponement(s) thereof. See “Information concerning the meeting and voting”.

Date, time and place

The Meeting will be held at the offices of Stikeman Elliott LLP, 1155 René-Lévesque boulevard West, suite 4100, conference rooms Mont-Royal 1 and Mont-Royal 2, Montréal, Québec H3B 3V2, on November 29, 2017 at 10:00 a.m. (Montréal time).

Record Date

The Shareholders entitled to vote at the Meeting are those holders of Shares as at the close of business on the record date, being October 24, 2017 (the “Record Date”). Only Shareholders whose names have been entered in the register of PJC as at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

The Amalgamation

Pursuant to the Amalgamation, each Shareholder will be entitled to receive, at the Effective Date and at such Shareholder’s election, for each of its Shares, either (i) one redeemable preferred share (an “Amalco Redeemable Share”) of the entity resulting of the amalgamation of PJC, Metro Subco and any Qualifying Holdco (“Amalco”), which will be redeemed immediately after the Amalgamation by Amalco for $24.50 in cash (the “Cash Consideration”), or (ii) 0.61006 common share of Metro (the “Share Consideration”), subject to proration (where Shareholders collectively elect or are deemed to have elected, as applicable, to receive more than the Available Cash Consideration or the Available Share Consideration) and rounding.

Under the Amalgamation, the Shareholders will receive, in the aggregate, cash in respect of 75% of the issued and outstanding Shares (or approximately $3.377 billion based on the issued and outstanding Shares as of October 24, 2017) and Metro Shares in respect of 25% of the issued and outstanding Shares (or a value of approximately $1.126 billion based on the issued and outstanding Shares as of October 24, 2017), for a total aggregate Consideration of approximately $4.503 billion in respect of all of PJC’s issued and outstanding Shares. The Metro Shares issued to Shareholders in connection with the Amalgamation will be issued based on a reference price of $40.16 per Metro Share, representing the volume weighted average price of the Metro Shares for the 20 trading days ending September 26, 2017 (the day prior to the press release announcing that PJC and Metro were engaged in advanced discussions regarding a possible business combination).

The Amalgamation will be implemented pursuant to the terms of the Combination Agreement and the Amalgamation Agreement. The Combination Agreement and the Amalgamation Agreement are attached to this Information Circular as Appendix B and Appendix C, respectively. See “The Amalgamation”.

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The Parties

PJC

The Corporation, which has its head office at 245, Jean Coutu Street, Varennes, Québec J3X 0E1, was incorporated on June 22, 1973, under the name Services Farmico Inc., under Part I of the Companies Act (Québec). On January 27, 1986, the Corporation was continued under Part IA of the Companies Act (Québec) by means of a certificate of continuance. It is now governed by the Business Corporations Act (Québec) (the “QBCA”) since the QBCA came into force on February 14, 2011.

PJC is one of Québec’s most prominent organizations specializing in the distribution and retailing of pharmaceutical, healthcare, hygiene, beauty and other products. PJC dates back to 1969, when Mr. Jean Coutu, co-founder and current Chairman of the Board, opened a first retail store. He introduced an innovative formula to the retail pharmaceutical and health care, hygiene and beauty sectors, featuring low prices on a wide range of products, superior customer service and extended business hours.

PJC’s operations are based on a franchise model. Under Québec law, only pharmacists are permitted to own a pharmacy. PJC franchisees own their businesses and are responsible for managing their stores and their layout. They are also responsible for funding their inventory. PJC generates revenues from royalties, based on a percentage of store sales, from the sale of merchandise to franchisees, mainly delivered from its distribution centers and from services rendered to them. PJC also generates important revenues from real estate properties, including many strategically-located PJC franchised pharmacy locations. In fact, PJC is the owner or holds the rights to the master lease for nearly all of the PJC franchised stores.

PJC’s activities consist of two operating segments: franchising and generic drugs. PJC carries out its business directly or through subsidiaries. Among others, PJC owns Pro Doc Ltd. (“Pro Doc”), a generic drug manufacturer located in Laval, Québec, with a portfolio of about 165 generic molecules and about 350 different products.

The Class A Shares of PJC are listed for trading on the TSX and are identified by the symbol “PJC.A”. See “Information concerning PJC”.

Metro

Metro is governed by the QBCA since it came into force on February 14, 2011. Metro was previously governed by Part IA of the Companies Act (Québec) and results from the amalgamation on April 30, 1982 of Métro-Richelieu Group Inc. and United Grocers Inc.

Metro’s head office and principal place of business is located at 11011 Maurice-Duplessis Boulevard, Montréal, Québec H1C 1V6.

Metro is a leading Canadian food and pharmaceutical retailer and distributor with operations concentrated in Québec and Ontario. Metro has a network in Québec and Ontario of more than 600 food stores operating in the conventional and discount food retailing sectors and over 250 pharmacies. As of the date hereof, Metro operates in the food distribution and retailing business with over $12 billion in annualized sales. Metro operates a network of food stores mainly under the Metro, Metro Plus, Super C, Marché Richelieu and Food Basics banners, and pharmacies mainly under the Brunet, Brunet Plus, Brunet Clinique, Clini Plus, Metro Pharmacy and Drug Basics banners. Metro is dedicated to offering quality products adapted to its customers’ needs.

See “Information concerning Metro”.

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The combined entity

Upon completion of the Amalgamation, Metro as the combined entity will continue to be a corporation governed by the QBCA. At the Effective Date, Amalco will become a direct wholly-owned subsidiary of Metro. Metro’s existing pharmacy distribution and franchising activities will be combined with those of PJC which will operate as a stand-alone division of Metro with its own management team led by Mr. François J. Coutu. The combination of the two companies will create a $16-billion retail leader strongly positioned to cater to growing consumer needs in food, pharmacy, health and beauty.

The unaudited pro forma condensed consolidated financial statements of Metro that give effect to the Amalgamation are set forth in Appendix G to this Circular.

See “Information concerning the combined entity”.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote to approve the Amalgamation Resolution. The approval of the Amalgamation Resolution will require the affirmative vote of at least two-thirds of the votes cast by the holders of Class A Shares and holders of Class B Shares present in person or represented by proxy at the Meeting, voting together as a single class. See “The Amalgamation - Required Shareholder Approval”.

Effective Time and Outside Date

Pursuant to section 286 of the QBCA, the Certificate of Amalgamation attests the Amalgamation as of the date and time shown on the Certificate of Amalgamation. As of that time, PJC, Metro Subco and the Qualifying Holdcos, if applicable, (i) will be continued as Amalco and, as of that time, their patrimonies will be joined together to form the patrimony of Amalco, and (ii) the rights and obligations of PJC, Metro Subco and the Qualifying Holdcos, if applicable, will become rights and obligations of Amalco and Amalco will become a party to any judicial or administrative proceeding to which each of PJC, Metro Subco and the Qualifying Holdcos, if applicable, was a Party.

As provided under the Combination Agreement, the Corporation will file the Articles of Amalgamation as soon as reasonably practicable and in any event within five (5) Business Days after the satisfaction or waiver (if permitted) of the conditions to the completion of the Amalgamation, unless otherwise agreed in writing by PJC and Metro.

It is currently anticipated that the Effective Date will occur in the first half of 2018. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including without limitation a delay in obtaining the Regulatory Approvals. The Amalgamation must be completed on or prior to June 4, 2018 (the “Outside Date”). See “Summary of the Combination Agreement - Effective Date of the Amalgamation”.

Support and Voting Agreements

3958230 Canada Inc., 4527011 Canada Inc. and Fondation Marcelle et Jean Coutu (together, the “Coutu Shareholders”) have entered into irrevocable support and voting agreements (the “Coutu Voting and Support Agreements”) until June 4, 2018 pursuant to which they have agreed, inter alia, to irrevocably support the Amalgamation and vote all of their Shares in favour of the Amalgamation Resolution and against any resolution submitted by any Shareholder that is inconsistent therewith. The Coutu Voting and Support Agreements cannot be terminated in the event of a Superior Proposal. In addition, all the directors and officers of PJC (other than Mr. Jean Coutu) who are Shareholders have entered into support and voting agreements pursuant to which they have agreed to support the Amalgamation and vote all of their Shares in favour of the Amalgamation Resolution. Consequently, Shareholders beneficially owning approximately 4,194,956 Class A Shares and 103,500,000 Class B Shares, representing together approximately 93.18% of the aggregate voting rights attached to the outstanding

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Shares, have agreed to vote their Shares in favour of the Amalgamation Resolution. The support and voting agreements are described in more detail under “The Amalgamation - Support and Voting Agreements”.

Consideration to be received by Shareholders under the Amalgamation

Pursuant to the Amalgamation, each Shareholder will be entitled to receive, at the Effective Date and at such Shareholder’s election, for each of its Shares, either (i) one Amalco Redeemable Share, which will be redeemed immediately after the Amalgamation by Amalco for $24.50 in cash, or (ii) 0.61006 common share of Metro, subject to proration (where Shareholders collectively elect or are deemed to have elected, as applicable, to receive more than the Available Cash Consideration or the Available Share Consideration) and rounding.

Under the Amalgamation, the Shareholders will receive, in the aggregate, cash in respect of 75% of the issued and outstanding Shares (or approximately $3.377 billion based on the issued and outstanding Shares as of October 24, 2017) and Metro Shares in respect of 25% of the issued and outstanding Shares (or a value of approximately $1.126 billion based on the issued and outstanding Shares as of October 24, 2017), for a total aggregate Consideration of approximately $4.503 billion in respect of all of PJC’s issued and outstanding Shares. The Metro Shares issued to Shareholders in connection with the Amalgamation will be issued based on a reference price of $40.16 per Metro Share, representing the volume weighted average price of the Metro Shares for the 20 trading days ending September 26, 2017 (the day prior to the press release announcing that PJC and Metro were engaged in advanced discussions regarding a potential business combination).

For more information, see “The Amalgamation - Effect of the Amalgamation”.

Background to the Amalgamation

The Combination Agreement and the other definitive transaction documents were finalized and executed by the parties thereto in the morning of October 2, 2017, and PJC and Metro issued a mutual press release on October 2, 2017 publicly announcing the execution of the Combination Agreement and ancillary documents thereto prior to the opening of the markets.

A summary of the main events that led to the execution of the Combination Agreement and certain meetings, negotiations, discussions, suspensions, pauses and other similar actions of the Parties that preceded the public announcement of the Amalgamation on October 2, 2017 is provided in “The Amalgamation - Background to the Amalgamation” and “The Amalgamation - Reasons for the determinations and recommendations”.

Determinations and recommendations of the Special Committee

On October 1, 2017, the Special Committee received the NBF Fairness Opinion and the TD Fairness Opinion verbally and, after receiving legal and financial advice, unanimously recommended that the Board approve the Amalgamation and that the Shareholders vote in favour of the Amalgamation Resolution. See “The Amalgamation - Reasons for the determinations and recommendations”.

Recommendations of the Board

The Board has received the NBF Fairness Opinion and has unanimously (with the Coutu family abstaining from voting), after receiving legal and financial advice and the unanimous recommendation of the Special Committee, determined that the Amalgamation Resolution is in the best interests of the Corporation and is fair to the Shareholders, and the Board unanimously recommends (with the Coutu family abstaining from voting) that the Shareholders vote FOR the Amalgamation Resolution. See “The Amalgamation - Recommendations of the Board” and “The Amalgamation - Reasons for the determinations and recommendations”.

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Reasons for the determinations and recommendations

To arrive at its conclusion and formulate its recommendations, the Special Committee took into account numerous factors favourable to the Amalgamation including, among others, the following:

•	The evaluation, by the Special Committee, of the current and future opportunities of the Corporation and the risks associated with the business, operations, assets, performance and financial condition of the Corporation if it pursues the status quo, including, without limiting the generality of the foregoing, the potentially adverse effect of the transformations in its line of business and the recent changes to the regulatory framework that are likely to pose certain challenges to its business model;

•	The fact that the Amalgamation should be beneficial to the Corporation, its employees and other stakeholders owing to Metro’s intentions to: (i) ensure the survival and support the growth of the “Jean Coutu” banner, (ii) maintain its head office in Québec, (iii) create a separate Metro division consolidating and integrating the activities of the Corporation as well as those of McMahon Distributeur Pharmaceutique inc., which division will be led by the current CEO of the Corporation, and (iv) appoint two representatives of the Corporation to sit on the board of directors of Metro upon closing of the Amalgamation;

•	The verbal opinion issued by TD, subsequently delivered in writing, pursuant to which as at October 1, 2017, subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters set forth therein, the Consideration to be received by the Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders;

•	The verbal opinion issued by NBF, subsequently delivered in writing, pursuant to which, as at October 2, 2017, in light of and subject to the analyses, hypotheses, restrictions, reservations and other elements set forth therein as well as the scope of the analysis performed, the Consideration that will be received by the Shareholders under the Amalgamation is fair, from a financial point of view, to those Shareholders;

•	The Corporation’s underlying evaluation of the Consideration offered under the transaction reflects the highest business valuation EBITDA multiples identified in comparable transactions of businesses operating in the distribution and retail sale of pharmaceutical products as well as health, hygiene and beauty products;

•	The Consideration to be received by the Shareholders represents a premium of 15.4% to the volume weighted average price of the Class A Shares of PJC for the 20 trading days ending August 21, 2017 (the day prior to the execution of a non-binding letter of intent between Metro and PJC);

•	The fact that the holders of Class A Shares and Class B Shares may choose to receive, depending on their respective personal objectives and subject to proration, a Cash Consideration providing immediate liquidity, or a Share Consideration carrying the right to participate in the ownership of a corporation that will be a leading retail business platform in a good position to generate future growth and face industry pressures;

•	The fact that, during the period between the announcement of the Amalgamation and its closing and based on the Corporation’s current policy, the Corporation will be able to: (i) continue paying dividends in the normal course not in excess of $0.13 per Share per fiscal quarter; and (ii) declare a special dividend near the closing of the Amalgamation not in excess of $0.13 per Share on a pro rata basis for the number of days elapsed between the Effective Date and the last day on which a dividend was declared (“Information concerning PJC - Dividends”);

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•	The fact that the holders of Class A Shares and Class B Shares are treated identically and that no Party will receive a collateral benefit under the Amalgamation;

•	The fact that the Corporation is controlled by its founder, Mr. Jean Coutu, who supports the Amalgamation and, through his holding companies, irrevocably undertook, in favour of Metro and until June 4, 2018, to support the Amalgamation;

•	The low level of execution risk associated with the regulatory aspects of the Amalgamation, and the fact that Metro has agreed under the Combination Agreement to use its best efforts to obtain the Competition Act Approval, which includes agreeing to undertakings, if required, to obtain such approval;

•	The fact that the terms and conditions of the Combination Agreement, including the representations and warranties, covenants regarding operations and conditions for completing the Amalgamation are, after consultation with Stikeman Elliott LLP, reasonable under the circumstances;

•	The fact that the Board may make a Change in Recommendation to comply with its fiduciary duties, subject to certain conditions;

•	The fact that the minority Shareholders who choose to vote against the Amalgamation are entitled to Dissent Rights under the QBCA (see “Dissenting Shareholders rights”); and

•	The fact that the benefits offered to the participants of the Corporation’s incentive plans and the retention plan for the benefit of executive officers and employees implemented in the context of the Amalgamation adequately protect the interests of such persons and of the Corporation.

The Special Committee also examined and took into consideration a range of risks and other factors that could adversely affect the Amalgamation, including the following:

•	The Consideration offered represents a premium of approximately 6.1% over the closing price of the Class A Shares on the TSX as at September 26, 2017, the day preceding the announcement of the advanced exclusive discussions between the Corporation and Metro, and a premium of approximately 8.89% over the volume-weighted average price of the Class A Shares for the 20 trading days prior to September 26, 2017;

•	The Amalgamation approval process provided for in the QBCA, which allows the holders of Class A Shares and Class B Shares to vote together as a single class and the percentage of votes casts by the Controlling Shareholder, Mr. Jean Coutu;

•	The fact that the Controlling Shareholder of the Corporation expressed his willingness not to sell his Shares to any person other than Metro, and that he agreed to undertake to refrain from supporting any alternative transaction until June 4, 2018;

•	The very low possibility that the Board might reach a final agreement contemplating a Superior Proposal given the Controlling Shareholder’s irrevocable undertaking not to support any alternative transaction until June 4, 2018;

•	The fact that the transaction was negotiated exclusively with Metro, and that no other potentially interested party was contacted in order to assess the level of interest of other parties in entering into a transaction with the Corporation;

•	The fact that the Combination Agreement prohibits the Corporation from soliciting third parties, and the fact that, the Corporation may be required to pay Metro the Termination Fee in certain circumstances if the Combination Agreement is terminated; and

•	The possibility for Metro to terminate the Combination Agreement under certain limited circumstances.

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See “The Amalgamation - Reasons for the determinations and recommendations”.

Fairness Opinions

In deciding to approve the Amalgamation, the Special Committee considered, among other things, the NBF Fairness Opinion and the TD Fairness Opinion, and the Board considered, among other things, the NBF Fairness Opinion and the unanimous recommendation of the Special Committee.

The Fairness Opinions established that, as at October 2, 2017 (NBF Fairness Opinion) and as at October 1, 2017 (TD Fairness Opinion), and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters set forth therein, the Consideration to be received by the Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders. See “The Amalgamation - Fairness Opinions”.

Interest of certain Persons in the Amalgamation

In considering the recommendations of the Board with respect to the Amalgamation, Shareholders should be aware that directors and executive officers of PJC have certain interests in connection with the Amalgamation that may be in addition to, or separate from, those of Shareholders generally in connection with the Amalgamation. The Board is aware of these interests and considered them along with other matters described herein. See “The Amalgamation - Interest of certain persons in the Amalgamation”.

Combination Agreement

The following is a summary of certain material terms of the Combination Agreement and is qualified in its entirety by the full text of the Combination Agreement which is attached hereto as Appendix B and which is also available on SEDAR under PJC’s issuer profile at www.sedar.com. See “Summary of the Combination Agreement” of this Information Circular for a more detailed summary of the Combination Agreement.

Covenants, representations and warranties

The Combination Agreement contains customary covenants, representations and warranties for an agreement of this nature. A summary of the covenants, representations and warranties is provided in the main body of this Information Circular under “Summary of the Combination Agreement - Covenants” and “Summary of the Combination Agreement - Representations and warranties”.

Non-solicitation covenants

PJC is subject to restrictions on its ability to initiate, solicit, encourage or facilitate an Acquisition Proposal. However, PJC and its Representatives may, prior to the receipt of the Required Shareholder Approval, engage in or participate in discussions or negotiations with third parties that submit a written Acquisition Proposal that the Board has determined, in good faith, after consultation with outside legal and financial advisors, constitutes or could reasonably be expected to lead to a Superior Proposal. In addition, if PJC receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation by Shareholders, the Board may change its recommendation or, if the Coutu Voting and Support Agreements have been terminated in accordance with their terms, may change its recommendation and authorize PJC to terminate the Combination Agreement in order to enter into a definitive agreement with respect to such Superior Proposal. However, notwithstanding any such change in recommendation, unless Metro has terminated the Combination Agreement or agrees in writing otherwise, PJC will continue to take all steps reasonably necessary to hold the Meeting in connection with the Amalgamation and to cause the Amalgamation Resolution to be voted on at such meeting.

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Termination and Termination Fees

In the event that PJC terminates the Combination Agreement as a result of PJC receiving an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation by Shareholders, PJC may be obligated to pay a $135 million termination fee to Metro (the “Termination Fee”) (which amount, if paid, is agreed to be the sole remedy of Metro).

In the event that the Combination Agreement is terminated (i) by Metro as a result of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of PJC (provided that Metro is not otherwise in default of its obligations under the Combination Agreement), or (ii) by either PJC or Metro as a result of (a) the occurrence of the Outside Date, or (b) the failure by Shareholders to approve the Amalgamation, PJC may be obligated to pay the Termination Fee to Metro (which amount, if paid, is agreed to be the sole remedy of Metro), provided, in each case, that an Acquisition Proposal must have been made or publicly announced by any third party prior to the Meeting and that such Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination. See “Summary of the Combination Agreement - Termination fees and expenses”.

In addition, in the event that the Combination Agreement is terminated by either PJC or Metro because of (i) the occurrence of the Outside Date, or (ii) a breach by the other Party of its representations, warranties or covenants in the Combination Agreement, PJC or Metro, as applicable, will be obligated to pay the other Party up to $20 million to reimburse expenses, provided that the Party seeking to terminate the Combination Agreement is not then in default of its obligations under the Combination Agreement. See “Summary of the Combination Agreement - Termination fees and expenses”.

Subject to certain limitations, each party may also terminate the Combination Agreement if the Amalgamation is not consummated by the Outside Date, which date can be extended by the mutual agreement of the Parties. See “Summary of the Combination Agreement - Termination”.

Implementation of the Amalgamation

The Amalgamation will be implemented by way of an amalgamation under the provisions of Chapter XI of the QBCA and pursuant to the terms of the Combination Agreement and the Amalgamation Agreement. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a)	the Required Shareholder Approval must be obtained;

(b)	the Regulatory Approvals must be obtained;

(c)	all conditions precedent to the Amalgamation, as set forth in the Combination Agreement, must be satisfied or waived (if permitted) by the appropriate Party; and

(d)	the Articles of Amalgamation, prepared in the form prescribed by the QBCA and signed by an authorized director or officer of the Corporation, must be filed with the Enterprise Registrar, and a Certificate of Amalgamation must be issued related thereto.

If all conditions to the implementation of the Amalgamation have been satisfied or waived (if permitted), the steps, qualified in their entirety by the full text of the Amalgamation Agreement attached to this Information Circular as Appendix C, described in the subsections “The Amalgamation - Amalgamation mechanics” and “The Amalgamation - Steps to implementing the Amalgamation and timing”, will occur at the Effective Time, unless otherwise provided in such subsections.

Holdco Alternative

Metro will permit a Qualifying Holdco Shareholder that satisfies certain conditions (including, without limitation, that such Shareholder is resident in Canada for purposes of the Tax Act) to transfer its Shares to a Qualifying Holdco (which must, among other things, be incorporated under the QBCA) held by such

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Qualifying Holdco Shareholder and to cause such Qualifying Holdco to be a party to the Amalgamation. Choosing the Holdco Alternative may require Shareholders to implement a corporate structure through which the Qualifying Holdco will hold Shares. Participating in the Holdco Alternative may give rise to certain Canadian federal income tax consequences or certain U.S. federal income tax consequences for Shareholders that are not described in this Information Circular. Shareholders who wish to avail themselves of the Holdco Alternative should consult their own financial, tax and legal advisors before electing to implement the Holdco Alternative. See “Certain legal and regulatory matters - Holdco Alternative”.

Sources of funds for the Amalgamation

To finance the cash element of the Consideration, Metro secured access to committed bank facilities fully underwritten by Bank of Montréal, Canadian Imperial Bank of Commerce and National Bank of Canada. The committed facilities consist of a $750 million term loan facility, an asset sale term facility of $1.5 billion and a 1-year $1.2 billion term facility. Metro also completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. (TSX: “ATD.A” and “ATD.B”) on October 13, 2017 and October 17, 2017 and the proceeds of approximately $1.5 billion will be used in part to finance the transaction and to reduce Metro’s committed bank facilities. As a result of such sale, Metro has terminated the $1.5 billion asset sale term facility. Metro also plans to replace the $1.2 billion term facility by the issuance of unsecured notes. Metro may also undertake alternative permanent financing to finance the transaction. See “The Amalgamation - Sources of funds for the Amalgamation”.

Dissent Rights

Pursuant to and in accordance with the Amalgamation and the provisions of Chapter XIV - Division I of the QBCA (as modified or supplemented by Amalgamation Agreement), registered Shareholders (other than Qualifying Holdco Shareholders, Qualifying Holdcos and holders of Shares who have failed to exercise all of their voting rights against the Amalgamation Resolution) have the right to demand the repurchase of their Shares in connection with the Amalgamation and, if the Amalgamation becomes effective, to be paid the fair value of their Shares by Metro (the “Dissent Rights”). Dissent Rights are more particularly described in this Information Circular in the section “Dissenting Shareholders rights”.

A registered Shareholder who wishes to exercise Dissent Rights must (i) send to PJC a written notice (the “Dissent Notice”), which Dissent Notice must be received by PJC at 245, Jean Coutu Street, Varennes, Québec, attention: Brigitte Dufour, Vice-President, Legal Affairs and Corporate Secretary, with a copy to Stikeman Elliott LLP at 1155 René-Lévesque boulevard West, suite 4100, Montréal (Québec) H3B 3V2 fax 514-397-3222, attention: Mtre André J. Roy and Mtre Robert Carelli, before the Meeting, or (ii) advise the chair of the Meeting during the Meeting. Failure to strictly comply with the requirements set forth in Chapter XIV - Division I of the QBCA (as modified or supplemented by the Amalgamation Agreement) may result in the loss of Dissent Rights. Anyone who is a beneficial owner of Shares registered in the name of an Intermediary and who wishes to exercise Dissent Rights should be aware that only registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a non-registered Shareholder who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the name of such Shareholder prior to the time the Dissent Notice is required to be received by PJC or, alternatively, make arrangements for the registered Shareholder of such Shares to exercise Dissent Rights on behalf of such Shareholder. A Shareholder wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares registered in the name of such Shareholder if such Shareholder exercised all the voting rights carried by those Shares against the Amalgamation Resolution. See “Dissenting Shareholders rights”.

Certain Canadian federal income tax considerations

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Shareholders with respect to the Amalgamation and the comments below, which are generally applicable to Shareholders who are resident in Canada for purposes of the Tax Act, are qualified in their entirety by reference to such summary. See “Certain Canadian federal income tax considerations”.

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The Amalgamation contemplates that a Shareholder may elect to receive, in consideration for all of its Shares, (i) the Cash Consideration, or (ii) the Share Consideration, subject to proration and rounding as further described in the Information Circular. The tax consequences to a Shareholder in respect of the Amalgamation will depend on whether the Shareholders received the Cash Consideration, the Share Consideration or a combination of the Cash Consideration and the Share Consideration.

(i)	A Shareholder who receives the Cash Consideration pursuant to the Amalgamation will generally realize a capital gain (or capital loss) as further explained under the heading “Certain Canadian federal income tax considerations”; and

(ii)	A Shareholder who receives the Share Consideration pursuant to the Amalgamation will be entitled to an automatic tax deferral provided for in the Tax Act.

For a more detailed discussion of the Canadian federal income tax consequences of the Amalgamation, please see the discussion under the heading “Certain Canadian federal income tax considerations”.

Tax matters are very complicated, and the tax consequences of the Amalgamation to a particular Shareholder will depend in part on such Shareholder’s circumstances. Accordingly, Shareholders are urged to consult their own tax advisors for a full understanding of the tax consequences of the Amalgamation to them, including the applicability of federal, provincial, local and non-Canadian income and other tax laws.

Certain U.S. federal income tax considerations

The Information Circular contains a summary of the principal U.S. federal income tax consequences relevant to U.S. with respect to the Amalgamation and the comments below are qualified in their entirety by reference to such summary under the heading “Certain U.S. federal income tax considerations”.

The exchange of Shares for the Cash Consideration, the Share Consideration, or a combination thereof pursuant to the Amalgamation will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder of Shares will recognize gain or loss on the exchange of its Shares for cash, Metro Shares or a combination thereof equal to the difference between the sum of the amount of the U.S. dollar value of any cash and the fair market value of any Metro Shares received and the U.S. Holder’s adjusted basis in the Shares surrendered.

For a more detailed discussion of the U.S. federal income tax consequences of the Amalgamation, please see the discussion under the heading “Certain U.S. federal income tax considerations”.

Tax matters are very complicated, and the tax consequences of the Amalgamation to a particular Shareholder will depend in part on such Shareholder’s circumstances. Accordingly, Shareholders are urged to consult their own tax advisors for a full understanding of the tax consequences of the Amalgamation to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax laws.

Letter of Transmittal and Election Form

A letter of transmittal and election form (the “Letter of Transmittal and Election Form” including, where applicable, the separate letter of transmittal and election form which will be made available to Qualifying Holdco Shareholders) has been mailed, together with this Information Circular, to each registered Shareholder on the Record Date. Each registered Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying Share certificate(s), prior to the Election Deadline, which will be 5:00 p.m. (Montréal time) at least seven (7) Business Days prior to the Effective Date, in order to receive the Consideration to which such Shareholder is entitled under the

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Amalgamation. It is recommended that Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying Share certificate(s), if any, to Computershare Trust Company of Canada (the “Depositary”) as soon as possible, and in accordance with the procedures set out in the Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form is also available on PJC’s website at www.jeancoutu.com/en/corpo/investor-relations/ and on SEDAR under PJC’s issuer profile at www.sedar.com.

Shareholders who wish to avail themselves of the Holdco Alternative should contact Computershare Trust Company of Canada at 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com. A separate Letter of Transmittal and Election Form will be made available for Qualifying Holdco Shareholders who have elected the Holdco Alternative.

Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Shareholder except that all Letters of Transmittal will be automatically revoked if the Depositary is notified in writing by PJC and Metro that the Combination Agreement has been terminated. If a Letter of Transmittal and Election Form is automatically revoked, the certificate(s) for the Shares received with the Letter of Transmittal and Election Form will be promptly returned to the Shareholder submitting same to the address specified in the Letter of Transmittal and Election Form. See “The Amalgamation - Letter of Transmittal and Election Form, procedure for election and proration”.

Procedure for the election and exchange of Share certificates by Shareholders

Assuming the Amalgamation receives a favourable vote at the Meeting, and upon satisfaction of the conditions precedent to the Amalgamation, PJC will, at least thirteen (13) Business Days prior to the Effective Date, issue a press release that will notify Shareholders of the anticipated Effective Date and the Election Deadline, which will be 5:00 p.m. (Montréal time) at least seven (7) Business Days prior to the Effective Date. Shareholders will be required to return the duly completed Letter of Transmittal and Election Form in order to receive the Metro Shares, the Cash Consideration or a combination of Metro Shares and the Cash Consideration (after deducting any withholding tax, if applicable), to which they are entitled. Shareholders must return the duly completed Letter of Transmittal and Election Form prior to the Election Deadline in order to make a valid election and receive, as soon as possible following the Effective Date, the consideration which they are entitled to receive. The details of the procedures for the deposit of Share certificates representing the Shares and the delivery by the Depositary of the Metro Shares or payment by the Depositary of the Cash Consideration are set out in the Letter of Transmittal and Election Form accompanying this Circular.

Any Shareholder who fails to complete a Letter of Transmittal and Election Form prior to the Election Deadline, as provided in the Amalgamation Agreement, or who does not properly elect to receive either the Share Consideration or the Cash Consideration in the Letter of Transmittal and Election Form, with respect to any Shares deposited by such Shareholder in connection with the Amalgamation, will be deemed to have elected to receive the Cash Consideration.

Shareholders whose Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivering Share certificates representing those Shares.

See “The Amalgamation - Letter of Transmittal and Election Form, procedure for election and proration”.

Stock exchange listing and reporting issuer status

If the Amalgamation is completed, it is expected that the Shares will be delisted from the TSX. Metro also intends that following the completion of the Amalgamation, PJC will cease to be a reporting issuer under the Securities Laws of each of the provinces under which it is currently a reporting issuer. See “Certain legal and regulatory matters - Securities Law matters”.

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Risk Factors

The risk factors described under the heading “Risk factors” should be carefully considered by Shareholders in evaluating whether to approve the Amalgamation Resolution.

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FREQUENTLY ASKED QUESTIONS

This Information Circular contains important information about the Amalgamation, the Combination Agreement, the Meeting, how to vote at the Meeting and how to make an election. The following section provides answers to certain anticipated questions about the Amalgamation and the Meeting. Please note that this section may not address all issues that may be important to you. Accordingly, you should carefully read this entire Information Circular, including the Appendices.

About the Meeting

Why did I receive this package of information?

Metro has agreed to acquire all of the issued and outstanding Shares pursuant to a Combination Agreement and an Amalgamation Agreement under the QBCA. The Amalgamation is subject to, among other things, obtaining the Required Shareholder Approval and Regulatory Approvals. As a Shareholder as at the close of business on October 24, 2017, you are entitled to receive notice of and vote at the Meeting. Management of PJC is soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

Who is soliciting my proxy?

Your proxy is being solicited by the management of PJC. Metro may also assist with the solicitation of proxies and the Corporation may retain the services of a proxy solicitation agent in connection with the solicitation of proxies for the Meeting. If you have any questions or require any assistance with completing your proxy, please contact the transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com.

When and where is the Meeting?

The Meeting will be held on November 29, 2017 at 10:00 a.m. (Montréal time) at the offices of Stikeman Elliott LLP, 1155 René-Lévesque boulevard West, suite 4100, conference rooms Mont-Royal 1 and Mont-Royal 2, Montréal, Québec H3B 3V2.

What am I being asked to vote on?

You will be voting on the Amalgamation Resolution and on any other business that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

What are the voting requirements?

The Amalgamation Resolution must be approved by at least two-thirds of the votes cast by the holders of Class A Shares and holders of Class B Shares present in person or represented by proxy at the Meeting, voting together as a single class. See “The Amalgamation - Required Shareholder Approval”.

Who is entitled to vote on the Amalgamation Resolution and how will the votes be counted?

Shareholders who own Shares as at the close of business on October 24, 2017, may vote on the Amalgamation Resolution. Only registered Shareholders or duly appointed proxyholders are entitled to vote in person at the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Shareholders in order to ensure that their Shares are voted at the Meeting. See “Information concerning the meeting and voting - Notice to non-registered Shareholders”.

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As at October 24, 2017, the number of issued and outstanding Shares stood at 183,792,561. Each Class A Share confers the right to one (1) vote and entitles the holder thereof to one (1) vote per share at the Meeting, and each Class B Share confers the right to ten (10) votes and entitles the holder thereof to ten (10) votes per share at the Meeting.

What is the quorum for the Meeting?

There will be a quorum if one or more holders of Shares carrying not less than 5% of the total number of votes attached to all the Shares that carry the right to vote at the Meeting are present in person or represented by proxy.

Does the Board support the Amalgamation?

Yes. Having undertaken a thorough review of, and carefully considered, information concerning PJC, Metro, the combined entity, the Amalgamation, the NBF Fairness Opinion and the unanimous recommendation of the Special Committee (who has reviewed and considered the Fairness Opinions), the Board has unanimously determined (with the Coutu family abstaining from voting), after receiving legal and financial advice, that the Amalgamation is in the best interests of PJC and is fair to the Shareholders. After careful consideration, the Board unanimously recommends (with the Coutu family abstaining from voting) that the Shareholders vote FOR the Amalgamation Resolution at the Meeting.

See “The Amalgamation - Recommendations of the Board”.

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if your Shares are registered in your name. You are a non-registered Shareholder if your Shares are not registered in your name but are held in the name of an Intermediary, such as a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary or in the name of a clearing agency of which the Intermediary is a participant.

The materials relating to the Meeting will be delivered through the Intermediaries of non-registered Shareholders in accordance with the arrangements between the Intermediary and the non-registered Shareholders. PJC will pay customary fees in this regard.

How do I vote?

If you are eligible to vote your Shares and you are a registered Shareholder, you can vote your Shares in any of the following ways:

(a)	by attending the Meeting and voting in person;

(b)	by appointing someone as proxy to attend the Meeting and vote your Shares for you;

(c)	by completing your proxy form and returning it by mail or delivery, following the instructions on your proxy;

(d)	by phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Mr. Jean Coutu (Chairman of the Board) or, failing him, Mr. François J. Coutu (CEO and director) as your proxyholder if you vote by phone; or

(e)	by internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

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If you are a non-registered Shareholder, and you receive your materials through an Intermediary, you will have received forms with instructions on how to vote. Please follow the instructions in those forms.

How do I appoint someone else to go to the Meeting and vote my Shares for me?

The persons designated in the form of proxy or voting instruction form to represent, as proxyholders, the Shareholders at the Meeting are Mr. Jean Coutu (Chairman of the Board) or, failing him, Mr. François J. Coutu (CEO and director). You can use the enclosed form of proxy (or voting instruction form sent by your Intermediary, if you are a non-registered Shareholder), or any other proper form of proxy, to appoint your proxyholder. Each Shareholder has the right to appoint a person or company, who need not be a Shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in the enclosed form of proxy. Such right may be exercised by inserting in the appropriate space on the form of proxy or voting instruction form the person or company to be appointed or by completing another form of proxy.

How will my Shares be voted if I vote by proxy?

On the form of proxy or voting instruction form, you can indicate how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Shares to be voted on a particular issue (by marking “FOR” or “AGAINST”), then your proxyholder must vote your Shares accordingly.

If you have appointed the Persons designated in the form of proxy (or voting instruction form sent by your Intermediary, if you are a non-registered Shareholder) as your proxyholders and you have not provided them with instructions, they will vote your Shares FOR the Amalgamation Resolution.

Is there a deadline for my proxy to be received?

Yes. Whether or not you are able to attend the Meeting in person, you are urged to complete, sign, date and return the form of proxy (or voting instruction form) so that your Shares can be voted at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with your voting instructions. Your votes must be received by PJC’s transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Montréal Time) on November 27, 2017, or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed, at Computershare Trust Company of Canada, 100 University Avenue, 8th floor, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-888-249-7775 or 416-263-9524. Please see “Frequently asked questions – How do I vote?” for more information.

What if there are amendments or if other matters are brought before the Meeting?

Your voting instructions provided by proxy (or voting instruction form if you are a non-registered Shareholder) give the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting or on any matter that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As at October 26, 2017, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named in the form of proxy (or voting instruction form if you are a non-registered Shareholder) will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind?

If you are a registered Shareholder, you can revoke your proxy at any time before it is acted upon. In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy by instrument in writing executed by you or your authorized attorney or, if the Shareholder is a corporation,

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under its corporate seal or by an authorized officer or attorney thereof, and deposited at the Corporation’s administrative office at 245 Jean Coutu Street in Varennes, Québec J3X 0E1, attention: Brigitte Dufour, Vice President, Legal Affairs and Corporate Secretary, at any time so that it arrives no later than 5:00 p.m., Montréal Time, on November 27, 2017, or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed. If you are a registered Shareholder, you may also revoke your proxy and vote in person at the Meeting or any adjournment(s) or postponement(s) thereof, by delivering a form of revocation of proxy to the Chair of the Meeting before the vote for which the proxy is to be used is taken.

If you are non-registered Shareholder, you may revoke your proxy or voting instructions by following the instructions provided to you by your Intermediary or otherwise contacting the individual who serves your account. You must take such steps sufficiently in advance of the date of the Meeting for your Intermediary to act on such revocation. Note that any new voting instruction must be provided to your Intermediary in sufficient time to enable your Intermediary to provide your new vote to Computershare Trust Company of Canada, no later than 5:00 p.m., Montréal Time, on November 27, 2017, or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed.

How are proxies solicited?

Your proxy is being solicited by the management of PJC. Management requests that you sign and return the form of proxy or voting instruction form so that your votes are exercised at the Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of PJC. The cost of such solicitation will be borne by the Corporation.

Am I entitled to Dissent Rights?

Pursuant to and in accordance with the Amalgamation and the provisions of Chapter XIV - Division I of the QBCA (as modified or supplemented by the Amalgamation Agreement), registered Shareholders (other than Qualifying Holdco Shareholders, Qualifying Holdcos and holders of Shares who have failed to exercise all their voting rights against the Amalgamation Resolution) have the right to demand the repurchase of their Shares in connection with the Amalgamation and, if the Amalgamation becomes effective, to be paid the fair value of their Shares. This right to demand the repurchase of their Shares is more particularly described under “Dissenting Shareholders rights”.

About the Amalgamation

What is an amalgamation?

An amalgamation is a type of transaction under Québec corporate law that allows companies to carry out certain transactions and amalgamate certain entities with the approval of their respective shareholders. The Amalgamation Agreement you are being asked to consider will provide for, among other things, the amalgamation of PJC, Metro Subco and any Qualifying Holdco, so that PJC becomes a wholly-owned subsidiary of Metro.

I own Shares. What will I receive if the Amalgamation is approved?

Pursuant to the Amalgamation, Shareholders will be entitled to receive, at the Effective Date and at the election of each Shareholder, subject to proration and rounding, either (i) one Amalco Redeemable Share, which will be redeemed immediately after the Amalgamation by Amalco in consideration for $24.50 in cash, or (ii) 0.61006 Metro Share per Share.

The elections made by Shareholders will be subject to proration if Shareholders collectively elect or are deemed to have elected, as applicable, to receive more than the Available Cash Consideration or the Available Share Consideration. Under the Amalgamation, Shareholders will receive, in the aggregate,

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cash in respect of 75% of the issued and outstanding Shares (or approximately $3.377 billion based on the issued and outstanding Shares as of October 24, 2017) and Metro Shares in respect of 25% of the issued and outstanding Shares (or a value of approximately $1.126 billion based on the issued and outstanding Shares as of October 24, 2017). The Metro Shares issued to Shareholders in connection with the Amalgamation will be issued based on a reference price of $40.16 per Metro Share, representing the volume weighted average price of the Metro Shares for the 20 trading days ending September 26, 2017 (the day prior to the press release announcing that PJC and Metro were engaged in advanced discussions regarding a possible combination transaction).

See “The Amalgamation - Effect of the Amalgamation” and “Risk factors - Risks Relating to the Amalgamation and the combined entity”.

What premium does the Consideration offered for the Shares represent?

The Consideration to be received by the Shareholders represents a premium of 15.4% to the volume weighted average price of the Class A Shares of PJC for the 20 trading days ending August 21, 2017 (the day prior to the execution of a non-binding letter of intent between Metro and PJC).

How do I make the election?

If you are a registered Shareholder (other than a Dissenting Shareholder), you will make an election to receive, in respect of your Shares, either the Cash Consideration or the Share Consideration, by depositing with the Depositary a duly completed Letter of Transmittal and Election Form indicating your election, together with, as applicable, any Share certificate(s). If you are a non-registered Shareholder, you should carefully follow the instructions you receive from the Intermediary that holds Shares on your behalf. Shareholders who wish to avail themselves of the Holdco Alternative should contact Computershare Trust Company of Canada at 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com. A separate Letter of Transmittal and Election Form will be made available for Qualifying Holdco Shareholders who have elected the Holdco Alternative.

The Letter of Transmittal and Election Form accompanying this Information Circular will be available on PJC’s website at www.jeancoutu.com/en/corpo/investor-relations/ as well as under PJC’s issuer profile on SEDAR at www.sedar.com or by contacting the Depositary.

The Letter of Transmittal and Election Form must be received by the Depositary on or prior to 5:00 p.m. (Montréal time) on the date that is at least seven (7) Business Days prior to the Effective Date, unless otherwise agreed in writing by PJC and Metro (the “Election Deadline”). PJC will provide a notice of at least thirteen (13) Business Days’ of the Effective Date and the Election Deadline by means of a press release disseminated over newswire services in Canada. Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Shareholder. The procedures to send your Letter of Transmittal and Election Form to the Depositary are described in the Letter of Transmittal and Election Form enclosed herewith.

What happens if I do not make an election?

If you are a Shareholder (other than a Dissenting Shareholder) and do not deposit with the Depositary a properly completed and duly executed Letter of Transmittal and Election Form together with the certificate(s) representing your Shares (if you are a registered Shareholder), or otherwise fail to properly make an election through your Intermediary (if you are a non-registered Shareholder), on or prior to the Election Deadline, you will be deemed to have elected to receive the Cash Consideration, subject to proration and rounding (if applicable).

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Am I guaranteed to receive what I elected?

No. Any election by a Shareholder is subject to proration and rounding. A Shareholder who elects to receive the Cash Consideration will be prorated where Shareholders collectively elect or are deemed to have elected, as applicable, to receive more than the Available Cash Consideration. A Shareholder who elects to receive the Share Consideration will be prorated where Shareholders collectively elect or are deemed to have elected, as applicable, to receive more than the Available Share Consideration. Proration will be effected such that Shareholders will receive, in the aggregate, cash in respect of 75% of the issued and outstanding Shares (or approximately $3.377 billion based on the issued and outstanding Shares as of October 24, 2017) and Metro Shares in respect of 25% of the issued and outstanding Shares (or a value of approximately $1.126 billion based on the issued and outstanding Shares as of October 24, 2017). See “Risk factors - Risks Relating to the Amalgamation and the combined entity”. In no event will a Shareholder be entitled to receive a fractional Metro Share; Shareholders will receive a cash payment in respect of any fractional Metro Share to which Shareholders are entitled, as further set forth in the Combination Agreement and the Amalgamation Agreement, attached to this Information Circular as Appendix B and Appendix C, respectively.

Can Metro change the allocation of Cash Consideration and Share Consideration?

No. Shareholders who have elected to receive either the Cash Consideration or the Share Consideration may receive a combination of Cash Consideration and Share Consideration due to proration (where Shareholders collectively elect or are deemed to have elected, as applicable, to receive more than the Available Cash Consideration or the Available Share Consideration) and rounding, but Metro cannot change the aggregate allocation of Cash Consideration (75%) and Share Consideration (25%).

When will the Amalgamation be completed?

It is currently anticipated that the Amalgamation will be completed in the first half of 2018. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including but not limited to a delay in obtaining the Regulatory Approvals. As provided under the Combination Agreement, the Corporation will file the Articles of Amalgamation as soon as reasonably practicable and in any event within five (5) Business Days after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties of the conditions to the completion of the Amalgamation, unless otherwise agreed in writing by PJC and Metro and as further set out in the Combination Agreement. The Amalgamation must be completed on or prior to the Outside Date.

When will I receive the Consideration for my Shares?

You will receive the Consideration for your Shares as soon as practicable after the Amalgamation is completed, provided you have sent all of the necessary documentation to the Depositary.

What will I have to do as a Shareholder to receive the Consideration for my Shares?

If you are a registered Shareholder, you will receive a Letter of Transmittal and Election Form that you must complete and send with the certificate(s) representing your Shares and other documents to the Depositary, as further described in the Letter of Transmittal and Election Form. If you are a non-registered Shareholder, you will receive your payment through your account with your broker, investment dealer, bank, trust company or other Intermediary that holds Shares on your behalf. You should contact your Intermediary if you have questions about this process.

Shareholders who wish to avail themselves of the Holdco Alternative should contact Computershare Trust Company of Canada at 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com. A separate Letter of Transmittal and Election Form will be made available for Qualifying Holdco Shareholders who have elected the Holdco Alternative.

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About the approval of the Amalgamation

What approvals are required for the Amalgamation to become effective?

Completion of the Amalgamation is subject in particular to the receipt of (i) the Required Shareholder Approval, and (ii) the Regulatory Approvals. The Amalgamation is also subject to certain other conditions, including, among other things, that there will not have occurred a Material Adverse Effect with respect to the Corporation since the date of the Combination Agreement until the Effective Time. For more information, please refer to the Combination Agreement, attached to this Information Circular as Appendix B. See also “Summary of the Combination Agreement”.

What is the Required Shareholder Approval?

The Amalgamation Resolution must be passed by at least two-thirds of the votes cast by the holders of Class A Shares and holders of Class B Shares present in person or represented by proxy at the Meeting, voting together as a single class.

How will I know when all required approvals have been received?

PJC plans to issue a press release once all the necessary approvals have been received and conditions to the completion of the Amalgamation have been satisfied or waived.

What happens if the Shareholders do not approve the Amalgamation?

If PJC does not receive the Required Shareholder Approval in favour of the Amalgamation Resolution, the Amalgamation will not become effective. Failure to complete the Amalgamation could have a material adverse effect on the market price of the Shares. If the Amalgamation is not completed and the Board decides to seek another transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or higher price than the Consideration to be paid pursuant to the terms of the Combination Agreement.

Coutu Shareholders have entered into irrevocable support and voting agreements until June 4, 2018 pursuant to which they have agreed, inter alia, to irrevocably support the Amalgamation and vote all of their Shares in favour of the Amalgamation Resolution and against any other proposed transaction. The Coutu Voting and Support Agreements cannot be terminated in the event of a Superior Proposal. In addition, all of the directors and executive officers of PJC (other than Mr. Jean Coutu) who are Shareholders have entered into support and voting agreements pursuant to which they have agreed to support the Amalgamation and vote all of their Shares in favour of the Amalgamation Resolution.

Consequently, Shareholders beneficially owning approximately 4,194,956 Class A Shares and 103,500,000 Class B Shares, representing together approximately 93.18% of the aggregate voting rights attached to the outstanding Shares, have agreed to vote their Shares in favour of the Amalgamation Resolution.

About the Shares, dividends, Options, DSUs, SARs and PBS’

Will the Shares continue to be listed on the TSX after the Amalgamation?

No. If the Amalgamation is approved, all of the Shares will be indirectly acquired by Metro, and PJC expects that the Shares will no longer be listed on the TSX after the completion of the Amalgamation. Metro also intends to seek to have PJC deemed to have ceased to be a reporting issuer following the completion of the Amalgamation under the Securities Laws of each of the provinces under which it is currently a reporting issuer.

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Will PJC pay dividends before the completion of the Amalgamation?

Yes. Under the terms of the Combination Agreement, during the period between the execution of the Combination Agreement and the Effective Date, PJC will be permitted to declare and pay dividends on the Shares not in excess of $0.13 per Share per fiscal quarter. PJC will also be permitted to declare a special dividend near the closing of the Amalgamation not in excess of $0.13 per Share on a pro rata basis for the number of days elapsed between the Effective Date and the last date on which a dividend was declared (such declaration date being no earlier than the first week of January 2018 or the first week of April 2018 for PJC’s third financial quarter and fourth financial quarter, respectively). See also “Information concerning PJC - Dividends” and the definition of “Permitted Dividend” under the heading “Glossary of terms”.

I hold Options. What will happen to my Options under the Amalgamation?

On the Effective Date, immediately prior to the Amalgamation, each Option, whether or not vested, that has not been exercised prior to the Effective Time and that (i) has an Exercise Price less than $24.50, will be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to the difference between $24.50 and the Exercise Price, less any applicable statutory withholdings, or (ii) has an Exercise Price that is equal to or greater than $24.50, will be cancelled and terminated.

I hold DSUs, SARs or PBS’. What will happen to my DSUs, SARs or PBS’ under the Amalgamation?

Each DSU and PBS, whether or not vested, will be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to $24.50, except that (i) the amount of $24.50 in respect of each PBS granted in calendar year 2015 will be multiplied by the applicable level of achievement percentage determined by PJC’s Human Resources and Compensation Committee in accordance with the terms of the PBS Plan and the PBS grant agreements awarding such PBS’ and (ii) the amount of $24.50 in respect of each PBS granted in calendar years 2016 and 2017 will be multiplied by 150%, which percentage is equal to the maximum acquisition criteria pursuant to the PBS Plan, less applicable statutory withholdings.

Upon closing of the Amalgamation, the SARs will be forfeited by their holders for no consideration.

About tax consequences to Shareholders

What are the tax consequences of the Amalgamation to me as a Shareholder?

This Information Circular contains a summary of certain Canadian federal income tax considerations and of certain U.S. federal income tax considerations. Please see the discussion of certain tax consequences of the Amalgamation under “Certain Canadian federal income tax considerations” and “Certain U.S. federal income tax considerations”.

Who to call with questions

Who can I contact if I have questions?

If you have any questions or require any assistance with completing your proxy (or voting instruction form if you are a non-registered Shareholder) or Letter of Transmittal and Election Form, please contact Computershare Trust Company Canada, 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com.

If you have questions about deciding how to vote, you should contact your own financial, legal, tax or other professional advisors.

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INFORMATION CONCERNING THE MEETING AND VOTING

Purpose of the Meeting

At the Meeting, Shareholders will consider and vote upon the Amalgamation Resolution and such other matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Amalgamation is the result of negotiations of the transaction with Metro which were supervised by the Special Committee once it was formed. The Special Committee received the Fairness Opinions and has, after receiving legal and financial advice, unanimously recommended that the Board approve the Amalgamation and that the Shareholders vote in favour of the Amalgamation Resolution. The Board has received the NBF Fairness Opinion and has unanimously determined (with the Coutu family abstaining from voting), after receiving legal and financial advice and the unanimous recommendation of the Special Committee, that the Amalgamation Resolution is in the best interests of the Corporation and is fair to the Shareholders, and the Board unanimously (with the Coutu family abstaining from voting) recommends that the Shareholders vote FOR the Amalgamation Resolution. See “The Amalgamation - Background to the Amalgamation”, “The Amalgamation - Determinations and recommendations of the Special Committee” and “The Amalgamation - Recommendations of the Board”.

Date, time and place of the Meeting

The Meeting will be held on November 29, 2017 at 10:00 a.m. (Montréal time) at the offices of Stikeman Elliott LLP, 1155 René-Lévesque boulevard West, suite 4100, conference rooms Mont-Royal 1 and Mont-Royal 2, Montréal, Québec H3B 3V2.

Shareholders entitled to vote

The Shareholders entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof are those holders of Shares as at the close of business on October 24, 2017.

Solicitation of proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of PJC for use at the special meeting of Shareholders (or any adjournment(s) or postponement(s) thereof) to be held on November 29, 2017 at 10:00 a.m. (Montréal time) at the offices of Stikeman Elliott LLP, 1155 René-Lévesque boulevard West, suite 4100, conference rooms Mont-Royal 1 and Mont-Royal 2, Montréal, Québec H3B 3V2, for the purposes set forth in the accompanying Notice of Meeting.

Management requests that you sign and return the form of proxy or voting instruction form so that your votes are exercised at the Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of PJC. The cost of such solicitation will be borne by the Corporation. Metro may also assist with the solicitation of proxies and the Corporation may retain the services of a proxy solicitation agent in connection with the solicitation of proxies for the Meeting and the Corporation will pay customary fees for such services. The Corporation will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy materials to non-registered Shareholders.

Appointment of proxyholders

The persons named in the enclosed form of proxy are Mr. Jean Coutu (Chairman of the Board) and Mr. François J. Coutu (CEO and director). Each Shareholder has the right to designate, as its representative, a person other than one of the persons named by management whose names are listed for such purpose in the attached form of proxy, to allow that person to attend and act on its behalf at the

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Meeting. To exercise this right, the Shareholder must write the name of the person selected by the Shareholder in the blank space provided for such purpose on the form of proxy. It is not necessary that the person selected be a Shareholder of the Corporation.

To ensure that they are valid, completed proxies must be received at the Toronto office of Computershare Trust Company of Canada, located at 100 University Avenue, 8th floor, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-888-249-7775 or 416-263-9524 no later than November 27, 2017, or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed. See “Frequently asked questions – About the Meeting” for more information.

Revocation of proxies

Registered Shareholders may revoke their proxy at any time before it is acted upon. In addition to revoking their proxy in any other manner permitted by law, Shareholders may revoke their proxy by instrument in writing executed by them or their authorized attorney or, if the Shareholder is a corporation, under their corporate seal or by an authorized officer or attorney thereof, and deposited at the Corporation’s administrative office at 245 Jean Coutu Street in Varennes, Province of Québec, Canada, J3X 0E1 at any time so that it arrives no later than 5:00 p.m., Montréal Time, attention: Brigitte Dufour, Vice President, Legal Affairs and Corporate Secretary, on November 27, 2017 or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed. Registered Shareholders may also revoke their proxy and vote in person at the Meeting or any adjournment(s) or postponement(s) thereof, by delivering a form of revocation of proxy to the Chair of the Meeting before the vote for which the proxy is to be used is taken.

Exercise of voting rights attached to the Shares represented by proxy in favour of management

The enclosed form of proxy, if duly executed and transmitted, appoints the persons named therein or any other person named in the manner provided for above, to represent the Shareholder with respect to the Shares represented by the said proxy at the Meeting and the persons designated therein will vote or withhold from voting as specified by the Shareholder.

Management undertakes that all voting rights will be voted in accordance with the instructions given by the Shareholder on any ballot that may be called for. Unless otherwise indicated, the voting rights attached to the Shares represented by such proxy will be voted FOR the Amalgamation Resolution, as unanimously recommended by the Special Committee and the Board (with the Coutu family abstaining from voting).

Management is not aware of any new matters or any amendment or variation of matters scheduled to be submitted at the Meeting, nor does it foresee that such possibilities might occur. If, however, any such matters should properly come before the Meeting, the persons designated in the enclosed form of proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by the proxy with respect to such matters.

Notice to non-registered Shareholders

Non-registered Shareholders should pay close attention to the information set forth in this section. Non-registered shareholders should note that only proxies deposited by registered Shareholders whose names appear on the records kept by the registrar and transfer agent of the Corporation as registered Shareholders can be recognized and acted upon at the Meeting.

If the Shares appear in an account statement sent to a Shareholder by an Intermediary, the said Shares are most probably not registered in the name of the Shareholder, but in the name of his Intermediary or a representative of that Intermediary. As a result, each non-registered Shareholder must ensure that his voting instructions are communicated to the appropriate person well before the Meeting.

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Under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer, Intermediaries are required to request voting instructions from non-registered Shareholders prior to Shareholder meetings. Intermediaries have their own procedures for sending materials and their own guidelines for the return of documents; these instructions are to be followed to the letter by the non-registered Shareholders if the voting rights attaching to their Shares are to be exercised at the Meeting.

In Canada, most Intermediaries delegate the responsibility of obtaining their clients’ instructions to Broadridge Financial Solutions, Inc. (“Broadridge”). Non-registered Shareholders who receive a voting instruction form from Broadridge may not use the said form to vote directly at the Meeting.

If you have questions on how to exercise voting rights attached to Shares held through an Intermediary, please contact the Intermediary directly.

Although a non-registered Shareholder will not be recognized at the Meeting for the purposes of directly exercising voting rights attached to the Shares registered in the name of its Intermediary (or a representative thereof), he may attend the Meeting as proxy of the registered Shareholder and, as such, exercise the voting rights attached to such Shares. Non-registered Shareholders should follow the instructions set out in the voting instruction form they receive from their Intermediary to exercise their voting rights at the Meeting.

Voting Shares and principal holders thereof

The authorized share capital of the Corporation consists of an unlimited number of Class A Shares without par value, an unlimited number of Class B Shares without par value and an unlimited number of Class “C” Shares (the “Class C Shares”) without par value.

Each Class A Share confers upon its holder the right to one (1) vote and the holders of Class A Shares will be entitled to one (1) vote per share at the Meeting. Each Class B Share confers upon its holder the right to ten (10) votes and the holders of Class B Shares will be entitled to ten (10) votes per share at the Meeting. As at October 24, 2017, 80,292,561 Class A Shares and 103,500,000 Class B Shares were issued, and there were no Class C Shares issued and outstanding. As at such date, Class A Shares represented 7.20% and Class B Shares represented 92.80% of the total voting rights attached to all the issued Shares of the Corporation, respectively.

Registered holders of Shares on the Record Date will be entitled to vote at the Meeting and at any adjournment(s) or postponement(s) thereof, if present or represented by proxy thereat. The transferee of Class A Shares acquired after the Record Date is entitled to exercise at the Meeting or at any adjournment(s) or postponement(s) thereof the voting rights attached to such Shares by establishing that he owns such Shares, and by requiring, at least ten (10) days before the Meeting, the registration of his name on the list of Shareholders entitled to receive the notice, this list having been drawn up at the Record Date.

As at October 24, 2017, to the best knowledge of the Corporation’s directors and officers based on the Shareholders’ public filings, the only Person who beneficially owns, or directly or indirectly controls or directs, Shares carrying more than 10% of the voting rights attached to any class of outstanding Shares of the Corporation, is Mr. Jean Coutu, with 4,025,960 Class A Shares, representing 5.01% of the issued and outstanding Class A Shares, and 103,500,000 Class B Shares, representing 100% of the issued and outstanding Class B Shares, and together, representing 58.50% of the issued and outstanding Shares and 93.16% of the voting rights associated therewith. Such Shares are controlled by Mr. Jean Coutu through 3958230 Canada Inc. and 4527011 Canada Inc., two companies controlled by Mr. Jean Coutu, and Fondation Marcelle et Jean Coutu, a charity controlled by Mr. Jean Coutu, Ms. Marcelle Coutu, Ms. Marie-Josée Coutu and Ms. Sylvie Coutu.

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Votes required

The Amalgamation Resolution must be passed by at least two-thirds of the votes cast by the holders of Class A Shares and holders of Class B Shares, voting together as a single class, present in person or represented by proxy at the Meeting and entitled to vote.

Depositary

Computershare Trust Company of Canada will act as the Depositary for the receipt of certificates representing the Shares and Letters of Transmittal and Election Forms deposited pursuant to the Amalgamation. The Depositary will receive reasonable and customary compensation for its services in connection with the Amalgamation, will be reimbursed for certain out-of-pocket expenses and will be indemnified by PJC against certain liabilities under applicable Securities Laws and expenses in connection therewith.

No fee or commission is payable by a Shareholder who transmits its Shares directly to the Depositary. Except as set forth above or elsewhere in this Information Circular, PJC will not pay any fees or commissions to any broker or dealer or any person for soliciting deposits of Shares pursuant to the Amalgamation.

Other business

As at October 26, 2017, the management of PJC does not intend to present and does not have any reason to believe that others will present any item of business other than those set forth in this Information Circular at the Meeting. However, if any other business is properly presented at the Meeting or any adjournment(s) or postponement(s) thereof, and may be properly considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Information Circular, to the extent permitted by Law.

THE AMALGAMATION

Overview

The Amalgamation will be effected pursuant to the terms of the Combination Agreement which provides for, among other things, the indirect acquisition by Metro of all of the issued and outstanding Shares of the Corporation by way of an amalgamation under Chapter XI of the QBCA.

Pursuant to the Combination Agreement and the Amalgamation Agreement, at the Effective Date, each Shareholder (other than Dissenting Shareholders) will receive, at its election, (i) one Amalco Redeemable Share, which will be redeemed immediately after the Amalgamation by Amalco in consideration for $24.50 in cash, or (ii) 0.61006 Metro Share, for each Share. Among other things, the elections made by Shareholders will be subject to proration and rounding (as more fully described below). Shareholders will receive, in the aggregate, cash in respect of 75% of the issued and outstanding Shares (or approximately $3.377 billion based on the issued and outstanding Shares as of October 24, 2017) and Metro Shares in respect of 25% of the issued and outstanding Shares (or approximately $1.126 billion based on the issued and outstanding Shares as of October 24, 2017). The Metro Shares issued to Shareholders in connection with the Amalgamation will be issued based on a reference price of $40.16 per Metro Share, representing the volume weighted average price of the Metro Shares for the 20 trading days ending September 26, 2017 (the day prior to the press release announcing that PJC and Metro were engaged in advanced discussions regarding a possible combination transaction). The acquisition of 100% of the equity of PJC represents a total Consideration of approximately $4.503 billion.

Background to the Amalgamation

The following is a summary of the main events that led to the execution of the Combination Agreement (including related documents) and certain meetings, negotiations, discussions and actions of the Parties that preceded the execution of the Combination Agreement and the public announcement of the Transaction on October 2, 2017.

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Over the years, the Chief Executive Officers of Metro and PJC (each a “CEO”, and together, the “CEOs”) had high-level discussions of a general nature revolving around, among other things, the consolidation trend in the Canadian food and pharmaceutical industry and the resulting impact on businesses operating in such sectors.

A meeting took place in early March 2016 among the CEO of Metro, Mr. Eric R. La Flèche, the Chairman of Metro, Mr. Réal Raymond, the Chairman of the Corporation and controlling shareholder of the Corporation, Mr. Jean Coutu (the “Controlling Shareholder”) and Mr. François J. Coutu, acting in his capacity as representative of the Controlling Shareholder, during which the CEO and Chairman of Metro conveyed Metro’s interest in acquiring the Corporation and presented a preliminary outline of high level transaction terms. During such meeting, it was decided that Mr. François J. Coutu would be the representative of the Controlling Shareholder in connection with any discussions regarding a potential transaction.

Additional informal discussions took place between Mr. La Flèche and Mr. François J. Coutu regarding a potential transaction from March to mid-May 2016.

In mid-May 2016, a meeting took place among Mr. La Flèche, Mr. François J. Coutu and certain members of the Coutu family pursuant to which the parties confirmed their willingness to eventually pursue a potential transaction but agreed to suspend negotiations between Metro and the Controlling Shareholder at that time given, among other things, the Corporation’s focus on the transition of its head office and distribution center as well as the regulatory uncertainty surrounding the generic prescription drug framework in Québec. The Controlling Shareholder did not believe it was appropriate to entertain a potential transaction given such uncertainty. Following such meeting, there was no further negotiations regarding a potential transaction.

In mid-August 2016, given the continuing uncertainty created by the on-going litigation in the matter of Quesnel v. Le Groupe Jean Coutu (PJC) Inc., in respect of which a decision by the Superior Court of Québec was pending, and the regulatory uncertainty surrounding the practices of the pharmacists, wholesalers and manufacturers, the Parties decided not to reengage in discussions regarding a potential transaction.

In December 2016, Bill n°92, an Act to extend the powers of the Régie de l’assurance maladie du Québec and to amend various legislative provisions, was adopted by the Québec National Assembly. Shortly thereafter, the Superior Court of Québec issued a decision in favor of the Corporation in the matter of Quesnel v. Le Groupe Jean Coutu (PJC) Inc. pursuant to which the Court ruled that the royalty clauses in the Corporation’s franchise agreements were legal and were not in violation of, among others, section 49 of the Code of Ethics of pharmacists of Québec prohibiting pharmacists from sharing profits from the sale of medications with a non-pharmacist. The Corporation took time to consider and analyze the implications of those regulatory developments.

At the beginning of February 2017, informal discussions between Mr. La Flèche and Mr. François J. Coutu regarding a potential transaction resumed. The CEOs, the Chairman of Metro and the Controlling Shareholder met in person in early March 2017 to discuss high level transaction terms, and Mr. La Flèche and Mr. François J. Coutu continued those discussions during the month of March 2017.

On April 2, 2017, Mr. François J. Coutu met with the Vice Chair of the Board to inform her of the discussions held between the Controlling Shareholder and Metro with respect to a potential change of control transaction.

On April 14, 2017, as a result of discussions on possible transaction terms conducted by Mr. La Flèche, Mr. François J. Coutu, and their respective financial advisors, Metro provided a draft letter of intent to the Corporation reflecting a non-binding proposal to acquire all of the issued and outstanding Shares for a

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consideration of $23.85 per Share, of which 30% would be payable in Metro Shares and 70% would be payable in cash, and contemplating a “stub” dividend (the “Stub Dividend”) payable by the Corporation in relation to the period prior to the closing date of a potential transaction in an amount per share in line with the ordinary dividend payable by the Corporation under its current dividend policy, the whole subject to, among other things, the signature by the Controlling Shareholder of an irrevocable support and voting agreement and due diligence (the “April LOI”). The April LOI also contemplated that the transaction would be effected by way of amalgamation pursuant to the QBCA, which would require the approval of at least two-thirds of the affirmative votes cast by the Shareholders, voting as a single class (one vote per Class A Share and ten votes per Class B Share).

On April 19, 2017, a special meeting of the Board was held during which the April LOI was presented to the Board, at which time the Controlling Shareholder explained why it believed that the transaction contemplated by the April LOI was in the best interests of the Corporation, and indicated that it was the only transaction the Controlling Shareholder would consider and support. At this meeting, representatives of Stikeman Elliott LLP, legal counsel to the Corporation, made a presentation to the directors on their duties and responsibilities in the context of the proposed transaction, including that a committee of the Board would need to consider the proposal with the benefit of independent advice. NBF, as financial advisor to the Corporation, was also invited to present its observations on the proposed transaction. The directors expressed their views on the terms of the April LOI and a potential transaction with Metro. Following deliberation and in light of discussions between the Controlling Shareholder and the Board, it was agreed that it was preferable not to proceed with the transaction as proposed pursuant to the April LOI for various reasons, including the uncertainty accompanying the still unsettled status of the generic drug regulatory framework in the Province of Québec and its effect on any discussions concerning value. Further negotiations with Metro were thus suspended by the Controlling Shareholder on April 28, 2017.

In early July 2017, the Québec Government and the Canadian Generic Pharmaceutical Association announced the conclusion of a five-year agreement in principle pursuant to which the Québec Government renounced to implement a tender process to regulate the price of generic prescription drugs during such five-year term in exchange for further price discounts and the launch of a new cost saving generic prescriptions medicines program.

In mid-July, the Controlling Shareholder advised Metro of its interest in holding new discussions on the terms of a potential transaction. Metro reiterated that it was prepared to proceed on the basis of the terms reflected in the April LOI, including the proposed purchase price of $23.85 per Share and subject to the other conditions contained in the April LOI.

From the end of July to the end of August 2017, certain members of management of the Corporation were made aware of the discussions with Metro and the potential transaction.

On August 4, 2017, the Vice President, Legal Affairs and Corporate Secretary of the Corporation contacted the Vice Chairman of the Board as well as Ms. Thabet, Mr. Hanley and Mr. Molson to advise them that negotiations regarding a potential transaction between Metro and the Corporation had resumed and to confirm their availability and willingness to become members of a special committee to be created in connection with the potential transaction. Ms. Forget, Ms. Thabet, Mr. Hanley and Mr. Molson eventually became members of the Special Committee.

On August 9, 2017, a meeting was held between the chief financial officers of both companies and their respective financial advisors to discuss various financial items. This meeting was followed by a number of calls between them to refine Metro’s and its financial advisors’ analysis.

On August 17, 2017, a meeting was held among Mr. La Flèche, Mr. François J. Coutu, the Chairman of the Corporation and the Chairman of Metro (together, the “Chairmen”). During such meeting, the Corporation and the Controlling Shareholder were presented with a new non-binding proposal from Metro contemplating the purchase of all of the Shares for a consideration of $24.25 per Share, of which 30% would be payable in Metro Shares and 70% would be payable in cash, with the possibility of paying a Stub Dividend. Mr. La Flèche indicated that such proposal was non-binding, was predicated on the

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Corporation agreeing to negotiate exclusively with Metro and remained subject to, among other things, due diligence and the negotiation and execution of definitive agreements, including the signature of the Coutu Support and Voting Agreements by the Coutu Shareholders. Further discussions and negotiations ensued between the Chairmen, Mr. La Flèche and Mr. François J. Coutu on that day, following which Metro agreed to increase its offer from $24.25 to $24.50 per Share, of which 25% would be payable in Metro Shares and 75% would be payable in cash, with the rest of the terms of the April LOI remaining the same (the “August Proposal”). Upon receipt of the August Proposal, Mr. François J. Coutu confirmed to Mr. La Flèche that the Controlling Shareholder would agree to support the transaction on the basis of the August Proposal, that Mr. François J. Coutu was prepared to formally present such proposal to the Board and, subject to the Board agreeing to pursue a transaction with Metro, that the Special Committee would be established to fully evaluate the proposed transaction as well as to oversee and supervise its negotiation and implementation. On the same day, Metro provided the Corporation with a revised non-binding letter of intent reflecting the revised terms of the August Proposal (the “August LOI”).

On August 18, 2017, a special meeting of the Board was held during which the Chairman of the Corporation advised the Board of the terms of the August Proposal received from Metro, indicated to the Board that the transaction with Metro would be the only transaction the Controlling Shareholder would be willing to support and explained why it was now appropriate for the Corporation to proceed with such transaction. Following the presentation by the Chairman of the Corporation, the Corporation’s financial advisor provided a summary of the financial and structural terms of the August LOI and its legal advisor provided advice to the members of the Board on their duties and responsibilities with respect to a change of control transaction. During the meeting, the Board approved the execution of the August LOI and the creation of a Special Committee comprised of four independent members of the Board, being Ms. Nicolle Forget, Ms. Annie Thabet, Mr. Michael Hanley and Mr. Andrew T. Molson, to fully evaluate the proposed transaction as well as oversee and supervise the negotiation and implementation of the proposed transaction and to make recommendations to the Board in that regard. The Special Committee was authorized to retain its own advisors, including legal and financial advisors, to assist in carrying out its mandate and in the performance of its duties.

The Special Committee held its initial meeting immediately following the Board meeting on August 18, 2017 and, at that meeting, appointed Ms. Nicolle Forget as Chair of the Special Committee and resolved to engage Fasken Martineau DuMoulin LLP as its independent legal advisor. Mr. François J. Coutu was invited to attend a portion of the meeting in order to preliminarily discuss the proposed transaction and answer any questions of the Special Committee. At the end of the meeting, the Special Committee resolved to approach TD to act as the Special Committee’s independent financial advisor and to prepare and provide an opinion as to the fairness, from a financial point of view, of the Consideration intended to be provided by Metro to the Shareholders.

Over the next few days, senior representatives of the Corporation and the Controlling Shareholder, on one hand, and Metro, on the other hand, together with the legal advisors of the Corporation and Metro, negotiated the terms of two mutual confidentiality and standstill agreements, one between Metro and the Corporation and another one between Metro and the Controlling Shareholder, providing for the establishment of a period of exclusive negotiations of six weeks and the terms on which they would respectively share, exchange and obtain access to confidential information (the “Confidentiality Agreements”). The August LOI was executed by the Corporation on August 22, 2017 and the Confidentiality Agreements were both executed by Metro, the Corporation and the Controlling Shareholder on August 22, 2017. Metro and its advisors were provided access to the Corporation’s electronic data room on August 24, 2017.

Metro and its advisors commenced their formal due diligence on the Corporation on August 24, 2017 and completed it on September 29, 2017. The Corporation and its advisors began their formal due diligence on Metro on August 29, 2017 and completed it on September 29, 2017.

On September 13, 2017, legal counsel to Metro, Norton Rose Fulbright LLP, provided Stikeman Elliott LLP, legal counsel to the Corporation, with a first draft of the Combination Agreement, a form of Coutu

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Support and Voting Agreement to be signed by the Coutu Shareholders and a form of D&O Support and Voting Agreement to be signed by the D&O Shareholders of the Corporation.

Between September 13 and October 1, 2017, senior representatives of Metro and the Corporation together with their respective legal and financial advisors continued their negotiations to finalize the Combination Agreement, the Coutu Support and Voting Agreements, the D&O Support and Voting Agreements and other definitive transaction documents.

During the same period, the Special Committee met numerous times to consider the terms, structure and other legal and financial considerations regarding the proposed transaction and to review and consider the Combination Agreement and other transaction documents and matters pertaining to the transaction, and to consider and approve a retention plan for the employees of the Corporation.

As part of its mandate to supervise the negotiation of the Combination Agreement, the Special Committee, with the assistance of its independent legal advisor, provided comments on the Combination Agreement and proposed certain amendments. More specifically, the Special Committee ensured that the Board had the ability, under the Combination Agreement, to make a Change in Recommendation in the event the Corporation receives a Superior Proposal following the execution of the Combination Agreement but before the Special Meeting, and to make a Change in Recommendation and terminate the Combination Agreement in order to enter into a definitive agreement with respect to a Superior Proposal in such circumstances subject to the fulfilment of certain conditions, including that the Coutu Support and Voting Agreements have been terminated in accordance with their terms.

On the morning of September 27, 2017, Metro and the Corporation were made aware of rumors that had begun to circulate regarding a potential transaction between the parties based on comments made during a widely listened to radio program. Metro and the Corporation closely monitored the situation that morning and as media and social media coverage and speculation increased, the parties decided to issue a joint press release confirming that they were engaged in advanced negotiations regarding a possible combination transaction pursuant to which the Shares would be acquired by Metro at a price per Share of $24.50 payable through a combination of cash as to 75% of the Consideration and Metro Shares as to 25% of the Consideration. The Investment Industry Regulatory Organization of Canada (IIROC) was advised prior to the opening of the market and issued a regulatory halt on the trading of both the Shares and Metro Shares on the morning of September 27, 2017 until the announcement was fully disseminated in the market.

On October 1, 2017, the Special Committee met with its legal and financial advisors to consider the proposed transaction and to determine whether to make a recommendation to the Board. At the meeting a presentation regarding the material terms of the proposed transaction and the Combination Agreement was provided to the Special Committee by the Corporation’s advisors, NBF and Stikeman Elliott LLP. NBF then provided the Special Committee with an oral summary of its fairness opinion, which opinion was subsequently delivered in writing. During the Special Committee’s in camera session with its independent advisors, TD delivered its oral fairness opinion to the Special Committee, which opinion was subsequently delivered in writing, to the effect that, as of October 1, 2017, and based upon and subject to the analysis, assumptions, qualifications and limitations discussed in such opinion, the Consideration to be received by the Shareholders pursuant to the transaction is fair, from a financial point of view, to the Shareholders. Following discussions about the factors supporting the proposed transaction as well as the risks and uncertainties associated with the proposed transaction, the Special Committee unanimously determined that the Combination was in the best interests of the Corporation and unanimously recommended that the Board approve the Amalgamation.

Immediately following the Special Committee meeting, the Board held its Board meeting to consider and approve the proposed transaction. During such meeting, the Corporation’s legal advisor presented the material terms of the Combination Agreement and the other definitive transaction documents to the Board members. NBF then provided the Board with its oral fairness opinion, which opinion was subsequently delivered in writing, to the effect that, as of October 2, 2017, and based upon and subject to the analysis, assumptions, qualifications and limitations discussed in such opinion, the Consideration to be received by

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the Shareholders pursuant to the transaction is fair, from a financial point of view, to the Shareholders. The Board then received the unanimous recommendation of the Special Committee. Following such presentations and recommendations, the Controlling Shareholder and all other members of the Coutu family temporarily left the Board meeting before the deliberations on the proposed transaction took place and abstained from voting given the Controlling Shareholder’s financial interest in the proposed transaction. After the discussions among the Board members, the Board (with members of the Coutu family abstaining from voting), after receiving legal and financial advice and the unanimous recommendation of the Special Committee, determined that the transaction is in the best interests of the Corporation and recommended that Shareholders vote FOR the adoption of the Amalgamation Resolution effecting the transaction.

The Combination Agreement, the Coutu Voting and Support Agreements and the D&O Voting and Support Agreements and other definitive transaction documents were finalized and executed by the parties in the morning of October 2, 2017. Prior to markets opening on October 2, 2017, the Corporation and Metro issued a joint press release announcing the Combination.

Determinations and recommendations of the Special Committee

The Special Committee, having undertaken a thorough review of, and carefully considered, among other things, information concerning the Corporation, Metro, the Amalgamation, the combined entity, the alternatives available to the Corporation and the Fairness Opinions (delivered orally on October 1, 2017, and subsequently in writing), unanimously recommended that the Board approve the Amalgamation and that the Shareholders vote FOR the Amalgamation Resolution. See “The Amalgamation - Reasons for the determinations and recommendations”.

Recommendations of the Board

The Board, having undertaken a thorough review of, and carefully considered, among other things, information concerning the Corporation, Metro, the Amalgamation, the combined entity, the alternatives available to the Corporation, the NBF Fairness Opinion (delivered orally on October 1, 2017, and subsequently in writing) and the unanimous recommendation of the Special Committee, unanimously determined (with the Coutu family abstaining from voting), after receiving legal and financial advice, that the Amalgamation is in the best interests of the Corporation and is fair to its Shareholders, and unanimously recommends that Shareholders vote FOR the Amalgamation Resolution. See “The Amalgamation - Reasons for the determinations and recommendations”.

Reasons for the determinations and recommendations

The Special Committee met 13 times between August 18, 2017 and October 2, 2017 and has a number of informal discussions. Throughout its deliberations, the Special Committee examined the transaction closely and sought the advice of its legal counsel, Fasken Martineau DuMoulin LLP, and its independent financial advisor, TD.

To arrive at their conclusion and formulate its recommendations, the Special Committee took into account numerous factors favourable to the Amalgamation including the following:

•	The evaluation, by the Special Committee, of the current and future opportunities of the Corporation and the risks associated with the business, operations, assets, performance and financial condition of the Corporation if it pursues the status quo, including, without limiting the generality of the foregoing, the potentially adverse effect of the transformations in its line of business and the recent changes to the regulatory framework that are likely to pose certain challenges to its business model;

•	The fact that the Amalgamation should be beneficial to the Corporation, its employees and other stakeholders owing to Metro’s intentions to: (i) ensure the survival and support the growth of the

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“Jean Coutu” banner, (ii) maintain its head office in Québec, (iii) create a separate Metro division consolidating and integrating the activities of the Corporation as well as those of McMahon Distributeur Pharmaceutique inc., which division will be led by the current CEO of the Corporation, and (iv) appoint two representatives of the Corporation to sit on the board of directors of Metro upon closing of the Amalgamation;

•	The verbal opinion issued by TD, subsequently delivered in writing, pursuant to which as at October 1, 2017, subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters set forth therein, the Consideration to be received by the Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders;

•	The verbal opinion issued by NBF, subsequently delivered in writing, pursuant to which, as at October 2, 2017, in light of and subject to the analyses, hypotheses, restrictions, reservations and other elements set forth therein as well as the scope of the analysis performed, the Consideration that will be received by the Shareholders under the Amalgamation is fair, from a financial point of view, to those Shareholders;

•	The Corporation’s underlying evaluation of the Consideration offered under the transaction reflects the highest business valuation EBITDA multiples identified in comparable transactions of businesses operating in the distribution and retail sale of pharmaceutical products as well as health, hygiene and beauty products;

•	The Consideration to be received by the Shareholders represents a premium of 15.4% to the volume weighted average price of the Class A Shares of PJC for the 20 trading days ending August 21, 2017 (the day prior to the execution of a non-binding letter of intent between Metro and PJC);

•	The fact that the holders of Class A Shares and Class B Shares may choose to receive, depending on their respective personal objectives and subject to proration, a Cash Consideration providing immediate liquidity, or a Share Consideration carrying the right to participate in the ownership of a corporation that will be a leading retail business platform in a good position to generate future growth and face industry pressures;

•	The fact that, during the period between the announcement of the Amalgamation and its closing and based on the Corporation’s current policy, the Corporation will be able to: (i) continue paying dividends in the normal course not in excess of $0.13 per Share per fiscal quarter; and (ii) declare a special dividend near the closing of the Amalgamation not in excess of $0.13 per Share on a pro rata basis for the number of days elapsed between the Effective Date and the last day on which a dividend was declared (“Information concerning PJC - Dividends”);

•	The fact that the holders of Class A Shares and Class B Shares are treated identically and that no Party will receive a collateral benefit under the Amalgamation;

•	The fact that the Corporation is controlled by its founder, Mr. Jean Coutu, who supports the Amalgamation and, through his holding companies, irrevocably undertook, in favour of Metro and until June 4, 2018, to support the Amalgamation;

•	The low level of execution risk associated with the regulatory aspects of the Amalgamation, and the fact that Metro has agreed under the Combination Agreement to use its best efforts to obtain the Competition Act Approval, which includes agreeing to undertakings, if required, to obtain such approval;

•	The fact that the terms and conditions of the Combination Agreement, including the representations and warranties, covenants regarding operations and conditions for completing the Amalgamation are, after consultation with Stikeman Elliott LLP, reasonable under the circumstances;

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•	The fact that the Board may make a Change in Recommendation to comply with its fiduciary duties, subject to certain conditions;

•	The fact that the minority Shareholders who choose to vote against the Amalgamation are entitled to Dissent Rights under the QBCA (see “Dissenting Shareholders rights”); and

•	The fact that the benefits offered to the participants of the Corporation’s incentive plans and the retention plan for the benefit of executive officers and employees implemented in the context of the Amalgamation adequately protect the interests of such persons and of the Corporation.

The Special Committee also examined and took into consideration a range of risks and other factors that could adversely affect the Amalgamation, including the following:

•	The Consideration offered represents a premium of approximately 6.1% over the closing price of the Class A Shares on the TSX as at September 26, 2017, the day preceding the announcement of the advanced exclusive discussions between the Corporation and Metro, and a premium of approximately 8.89% over the volume-weighted average price of the Class A Shares for the 20 trading days prior to September 26, 2017;

•	The Amalgamation approval process provided for in the QBCA, which allows the holders of Class A Shares and Class B Shares to vote together as a single class and the percentage of votes casts by the Controlling Shareholder, Mr. Jean Coutu;

•	The fact that the Controlling Shareholder of the Corporation expressed his willingness not to sell his Shares to any person other than Metro, and that he agreed to undertake to refrain from supporting any alternative transaction until June 4, 2018;

•	The very low possibility that the Board might reach a final agreement contemplating a Superior Proposal given the Controlling Shareholder’s irrevocable undertaking not to support any alternative transaction until June 4, 2018;

•	The fact that the transaction was negotiated exclusively with Metro, and that no other potentially interested party was contacted in order to assess the level of interest of other parties in entering into a transaction with the Corporation;

•	The fact that the Combination Agreement prohibits the Corporation from soliciting third parties, and the fact that, the Corporation may be required to pay Metro the Termination Fee in certain circumstances if the Combination Agreement is terminated; and

•	The possibility for Metro to terminate the Combination Agreement under certain limited circumstances.

The information and factors cited above and taken into consideration by the Special Committee are not intended to be exhaustive. In reaching at their conclusion and formulating their recommendations, the members of the Special Committee relied on their professional experience, their personal knowledge of the Corporation and the industry in which it operates as well as on the advice of their legal and financial advisors. In formulating its unanimous recommendation to the Board, the Special Committee did not attribute a relative or specific weighting to the above factors, and each member may have given a different weighting to different factors.

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Fairness Opinions

In deciding to approve the Amalgamation, the Special Committee considered, among other things, the Fairness Opinions, and the Board considered, among other things, the NBF Fairness Opinion and the unanimous recommendation of the Special Committee.

The financial advisor to PJC, NBF, delivered verbally on October 1, 2017 and subsequently in writing, an opinion to the Board and the Special Committee, and the independent financial advisor to the Special Committee, TD, delivered verbally on October 1, 2017 and subsequently in writing, an opinion to the Special Committee, each to the effect that, subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters set out in such opinions, the Consideration to be received by Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders. See “The Amalgamation - Background to the Amalgamation”.

The full text of the Fairness Opinions, which sets forth among other things, assumptions made, matters considered, information reviewed and limitations on the review undertaken by each of NBF and TD in connection with their respective Fairness Opinions, is attached as Appendix D and Appendix E, respectively, and qualifies the summary contained under this heading and any reference to the Fairness Opinions in this Information Circular. Each of the Fairness Opinions was provided solely for the use of the Special Committee and/or the Board, as applicable, in connection with the evaluation of the Consideration from a financial point of view to be received by Shareholders pursuant to the Amalgamation. The Fairness Opinions are not intended to be and do not constitute a recommendation as to how Shareholders should vote in respect of the Amalgamation Resolution. Each of NBF and TD express no view as to, and their respective Fairness Opinions do not address, any other aspects or implications of the Amalgamation or the underlying business decision of the Board to effect the Amalgamation, the relative merits of the Amalgamation as compared to any alternative business strategies that might exist for the Corporation or the effect of any other transaction in which the Corporation might engage.

Neither NBF, nor TD, nor any of their respective affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Québec)) of PJC, Metro or any of their respective associates or affiliates, nor is a financial advisor to Metro in connection with the Amalgamation. See Appendix D and Appendix E of this Information Circular for more information in this regard.

NBF Fairness Opinion

Engagement of NBF

NBF was initially approached in March 2017 by PJC and was formally retained by the Board pursuant to an engagement agreement dated April 19, 2017 to provide financial advice to PJC and the Board, including to provide an opinion to the Board as to the fairness, from a financial point of view, to the Shareholders of the Consideration to be received by the Shareholders pursuant to the Amalgamation.

The scope of the engagement agreement was amended on September 28, 2017 in order for NBF to also provide the NBF Fairness Opinion to the Special Committee, in addition to the Board.

NBF will be paid fees for its services as financial advisor to PJC and the Board, including for the delivery of the NBF Fairness Opinion. A portion of the fees payable to NBF is contingent on the completion of the Amalgamation. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by PJC in certain circumstances.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The NBF Fairness Opinion is the opinion of NBF and the form and content therein have been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

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The opinion

NBF delivered verbally on October 1, 2017 and subsequently in writing, an opinion to the Board and the Special Committee to the effect that, as at October 2, 2017, the Consideration to be received by the Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders.

TD Fairness Opinion

Engagement of TD

TD was formally engaged by the Special Committee pursuant to an engagement agreement dated August 24, 2017 to provide financial advice and assistance to the Special Committee in connection with the Amalgamation and, if requested, to prepare and deliver to the Special Committee an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Amalgamation.

The terms of TD’s engagement agreement provide that TD will receive a fee for its services, no portion of which is contingent upon the conclusions reached in the TD Fairness Opinion, the execution of the Combination Agreement or the closing of the Amalgamation, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, PJC has agreed to indemnify TD, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD in connection with TD’s engagement agreement.

Credentials of TD

TD is one of Canada’s largest investment banking firms with operations in a broad range of investment banking activities including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD also has significant international operations. TD has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions. The TD Fairness Opinion represents the opinion of TD and its form and content have been approved by a committee of senior investment banking professionals of TD, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

The opinion

TD delivered verbally on October 1, 2017 and subsequently in writing, an opinion to the Special Committee to the effect that, as of October 1, 2017, the Consideration to be received by Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders.

Required Shareholder Approval

The Amalgamation Resolution must be passed by at least two-thirds of the votes cast by the holders of Class A Shares and the holders of Class B Shares present in person or represented by proxy at the Meeting, voting together as a single class.

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Support and Voting Agreements

The Coutu Shareholders, who collectively own or exercise control or direction over 4,025,960 Class A Shares and 103,500,000 Class B Shares, representing approximately 93.16% of the aggregate voting rights attached to the outstanding Shares, have entered into the Coutu Voting and Support Agreements whereby they have irrevocably agreed to vote their Shares in favour of the Amalgamation, support the completion of the Amalgamation and vote against any other proposed transaction until June 4, 2018. The covenants of the Coutu Shareholders pursuant to the Coutu Voting and Support Agreements include, among other things:

(a)	at any meeting of Shareholders held to consider the Amalgamation or any adjournment or postponement thereof, to exercise or cause to be exercised all voting rights attached to their Shares and any other Shares which a Coutu Shareholder may then beneficially own or on which it may then exercise control or direction: (i) in favour of the Amalgamation Resolution and any other matters which are necessary for the consummation of the transactions contemplated by the Combination Agreement, and (ii) against any Acquisition Proposal (including any Superior Proposal) and/or any matter that could reasonably be expected to delay, prevent or frustrate the completion of the Amalgamation or any of the transactions contemplated by the Combination Agreement;

(b)	to deliver or cause to be delivered to PJC duly executed proxies voting: (i) in favour of the approval of the Amalgamation Resolution, and (ii) in favour of any other matter necessary for the consummation of transactions contemplated by the Combination Agreement;

(c)	not to, directly or indirectly, exercise or cause to be exercised any rights of appraisal or rights of dissent in connection with the Amalgamation, or the transactions contemplated by the Combination Agreement considered at the Meeting in connection therewith;

(d)	not to take any action of which might reasonably be regarded, individually or in the aggregate, as likely to impede, prevent, delay or interfere with the completion of the Amalgamation and any other transactions contemplated by the Combination Agreement;

(e)	except as contemplated in the Combination Agreement, not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber, or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to such a transfer of any Shares to any person, other than in connection with the Amalgamation, (ii) grant any proxies or power of attorney, deposit any Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to the Shares, other than pursuant to the Coutu Voting and Support Agreements or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii);

(f)	to cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to October 2, 2017 with any person (other than Metro and its affiliates) by the Coutu Shareholder or, if applicable, any of its affiliates or any of the officers, directors, employees, representatives or agents of the Coutu Shareholder with respect to any potential Acquisition Proposal, whether or not initiated by the Coutu Shareholder, any of its affiliates or any of its officers, directors, employees, representatives or agents;

(g)	to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and to take all such other action necessary or as Metro may reasonably request for the purpose of effectively carrying out the transactions contemplated by the Coutu Voting and Support Agreements and the Combination Agreement, including the transfer of their Shares to Metro in exchange for the consideration under the Amalgamation; and

(h)	not to exchange any Class B Share for Class A Shares or take, directly or indirectly, any measure whatsoever which would make the Coutu family (as such term is understood in PJC’s constating documents) cease to be the beneficial owner, directly or indirectly, of Shares representing 50% or more of the voting rights attached to all the outstanding Shares.

The Coutu Voting and Support Agreements terminate at the earliest of: (a) the Outside Date, (b) the Effective Time of the Amalgamation, and (c) the termination of the Combination Agreement by Metro in accordance with its terms. The Coutu Voting and Support Agreements may not be terminated by the Coutu Shareholders in the event of a Superior Proposal.

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All the directors and officers of PJC (other than Mr. Jean Coutu) who are Shareholders (the “D&O Shareholders”) have also entered into support and voting agreements (the “D&O Support and Voting Agreements”) pursuant to which they have agreed, subject to the terms thereof, to vote their Shares in favour of the Amalgamation Resolution. The D&O Shareholders collectively own or exercise control or direction over 168,996 Class A Shares, representing approximately 0.015% of the aggregate voting rights attached to the outstanding Shares. The covenants of the D&O Shareholders pursuant to the D&O Support and Voting Agreements include, among other things:

(a)	at any meeting of Shareholders held to consider the Amalgamation, or any adjournment or postponement thereof, the D&O Shareholders undertake to exercise or cause to be exercised all voting rights attached to their Shares (i) in favour of the Amalgamation Resolution and any other matters which are necessary for the consummation of the Amalgamation, and (ii) against any proposed action or agreement which could impede, interfere with or delay the completion of the Amalgamation and any other transactions contemplated by the Combination Agreement, including any Acquisition Proposal;

(b)	if requested by Metro, acting reasonably, to deliver or cause to be delivered to PJC duly executed proxies or voting instruction forms voting in favour of the Amalgamation;

(c)	not to, directly or indirectly, exercise or cause to be exercised any rights of appraisal, Dissent Rights or rights to demand the repurchase of their Shares in connection with the Amalgamation or otherwise oppose in any manner the treatment of any Shares pursuant to the Amalgamation;

(d)	not to take any action which might reasonably be regarded as likely to impede, interfere with or delay the completion of the Amalgamation and any other transactions contemplated by the Combination Agreement;

(e)	not to, directly or indirectly, acquire or seek to acquire Shares, or sell, assign, transfer, dispose of, alienate, hypothecate, grant a security interest in, encumber or tender to offer, transfer any economic interest (directly or indirectly) or otherwise convey any of their Shares, other than as contemplated in the Combination Agreement; and

(f)	not to, directly or indirectly, make or participate in or take any action that may reasonably be expected to result in or facilitate an Acquisition Proposal, or engage in any discussion, negotiation or inquiries that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

The D&O Support and Voting Agreements terminate on the earliest of (i) the Effective Time of the Amalgamation, (ii) the date that the Combination Agreement is terminated in accordance with its terms, or (iii) the date on which the Board makes a Change in Recommendation. See “Summary of the Combination Agreement”.

Notwithstanding any provision of the Coutu Voting and Support Agreements or the D&O Support and Voting Agreements to the contrary, the Coutu Shareholders and the D&O Shareholders will not be limited or restricted in any way whatsoever in the exercise of their fiduciary duties as a director or officer of PJC, as applicable.

Consequently, Shareholders beneficially owning approximately 4,194,956 Class A Shares and 103,500,000 Class B Shares, representing together approximately 93.18% of the aggregate voting rights attached to the outstanding Shares, have agreed to vote their Shares in favour of the Amalgamation Resolution.

The Coutu Voting and Support Agreements entered into between Metro and each of the Coutu Shareholders and the D&O Support and Voting Agreements entered into between Metro and each of the

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Supporting D&O Shareholders can be found on SEDAR under PJC’s issuer profile at www.sedar.com. The preceding text is only a summary of the Coutu Voting and Support Agreements and the D&O Support and Voting Agreements and is qualified in its entirety by reference to the full text of each of such agreements.

Effect of the Amalgamation

If the Amalgamation is Completed

If the Amalgamation is approved by the Shareholders and the other conditions set out in the Combination Agreement are either satisfied or waived, PJC will file the Articles of Amalgamation giving effect to the Amalgamation as soon as possible but, in any event, within five (5) Business Days following the satisfaction or the waiver of all the closing conditions (except for closing conditions that, by their terms, cannot be satisfied until the Effective Date, and as otherwise agreed in writing by PJC and Metro). Under the terms of the Amalgamation Agreement, PJC, Metro Subco and any Qualifying Holdco will amalgamate to form Amalco. Following the Amalgamation, Shareholders or Qualifying Holdco Shareholders will receive either Metro Shares or, upon the redemption of the Amalco Redeemable Shares, cash or a combination of Metro Shares and such cash in consideration for their Shares, depending on their election or deemed election and the proration mechanism as described under the heading “The Amalgamation - Amalgamation mechanics”.

PJC is currently a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and its Shares are currently listed on the TSX under the symbol “PJC.A”. As a result of the completion of the Amalgamation, it is expected that the Shares will no longer be listed on the TSX, and trading of the Shares in the public market will cease. In addition, Amalco will make an application to terminate its status as a reporting issuer under Canadian provincial securities laws, and will thereby cease to be required to file continuous disclosure documents with Canadian securities regulatory authorities.

If the Amalgamation is not completed

If the Amalgamation is not approved by the Shareholders or if the Amalgamation is not completed for any other reason, the Shareholders will not receive any payment in connection with the Amalgamation. Instead, PJC will remain a public corporation and the Shares will continue to be listed and traded on the TSX. If the Amalgamation is not completed, it is expected that PJC’s management will operate the business in a manner similar to that in which it is being operated today and that PJC will continue to be subject to the same risks and opportunities that it currently faces. See “Risk factors”.

Accordingly, if the Amalgamation is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future market price or value of the Shares. In such event, the Board will continue to evaluate and review, among other things, the business operations, properties and capitalization of PJC and make such changes as are deemed appropriate.

Amalgamation mechanics

Amalgamation

Pursuant to the terms of the Combination Agreement, following receipt of Regulatory Approvals and on the Business Day immediately prior to the date of the filing by PJC of the Articles of Amalgamation with the Enterprise Registrar, Metro will subscribe for additional common shares of Metro Subco, and Metro, on behalf and for the benefit of Metro Subco, and as consideration for the subscription by Metro of common shares of Metro Subco, will provide the Depositary with sufficient funds in escrow and a treasury order relating to the issuance of a sufficient number of Metro Shares to complete all of the transactions contemplated by the Combination Agreement and the Amalgamation and to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation.

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At the Effective Time on the Effective Date, the following will occur and will be deemed to occur:

1.	PJC, Metro Subco and each Qualifying Holdco will be amalgamated and will continue as one corporation, being Amalco, under the QBCA on the following terms and conditions:

(a)	the name of Amalco will be “Le Groupe Jean Coutu (PJC) inc.” in the French language form and “The Jean Coutu Group (PJC) Inc.” in the English language form;

(b)	the head office of Amalco will be situated in the Province of Québec and the address of its the head office will be 11011 Maurice-Duplessis Boulevard, Montréal, Québec H1C 1V6;

(c)	there will be no restrictions on the business which Amalco is authorized to carry on or on the powers that Amalco may exercise;

(d)	the authorized share capital of Amalco will consist of an unlimited number of (i) Amalco Common Shares, without par value, and (ii) an unlimited number of Amalco Redeemable Shares, without par value; having the rights, privileges, conditions and restrictions set out in Exhibit 1 to the Amalgamation Agreement, which agreement is appended as Appendix C hereto;

(e)	the transfer of securities of Amalco will be restricted in that no securityholder will be entitled to transfer any such security or securities without either (i) the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors, or (ii) the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by all of the holders of such shares;

(f)	the by-laws of Amalco will be the by-laws of Metro Subco in effect prior to the Effective Time on the Effective Date;

(g)	the board of directors of Amalco will be comprised of a minimum of one and maximum of ten (10) directors which will initially consist of the two directors named in the Amalgamation Agreement;

(h)	all of the property, rights and assets of PJC, Metro Subco and each Qualifying Holdco immediately before the Effective Date will become the property, rights and assets of Amalco;

(i)	all of the liabilities and obligations of PJC and Metro Subco and each Qualifying Holdco immediately before the Effective Date will become the liabilities and obligations of Amalco;

(j)	the Articles of Amalgamation will be filed forthwith upon receipt of the Regulatory Approvals and the satisfaction of all conditions precedent to the Amalgamation set forth in the Combination Agreement;

(k)	the Certificate of Amalgamation will be issued forthwith upon the Articles of Amalgamation being filed with the Enterprise Registrar; and

(l)	the Amalgamation will become effective on the date shown on the Certificate of Amalgamation.

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2.	Upon the Amalgamation becoming effective:

(a)	the Shares outstanding immediately prior to the Effective Date (other than Shares held by Dissenting Shareholders and Shares held by Qualifying Holdcos) and the Qualifying Holdco Shares outstanding immediately prior to the Effective Date held by a Qualifying Holdco Shareholder of a Qualifying Holdco who elects the Holdco Alternative and complies with the provisions of the Combination Agreement will, in accordance with the procedures set forth in the Combination Agreement, at the election of each holder thereof, either be:

(i)	converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such Shares held by such holder or Qualifying Holdco, which Amalco Redeemable Shares will be redeemed by Amalco in accordance with the Amalco Share Terms immediately following the Amalgamation in consideration for $24.50 per share in cash; or

(ii)	cancelled and the holder thereof will receive in exchange such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of such Shares held by such holder or Qualifying Holdco multiplied by the Exchange Ratio;

in each case subject to proration as provided below and to the Qualifying Holdco Shareholder Election as provided in the Combination Agreement.

3.	Immediately prior to the Amalgamation with respect to the Stock option Plan and the Options which have been issued thereunder:

(a)	Each Option, if any, whether or not then vested, that has not been exercised prior to the Effective Time and that has an Exercise Price less than $24.50 will be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to the difference between $24.50 and the Exercise Price, less any applicable statutory withholdings; the holder of such Option will thereafter have only the right to receive the payment, if any, to which he, she or it is entitled pursuant to the Combination Agreement; and all such Options will be terminated and PJC will have no liabilities or obligations with respect to such Options except pursuant to the Combination Agreement;

(b)	Each Option, if any, whether or not then vested, that has not been exercised prior to the Effective Time and that has an Exercise Price that is equal to or greater than $24.50 will be cancelled and terminated and will cease to represent any right or claim whatsoever; and

(c)	The Stock Option Plan will be terminated;

4.	The following will occur with respect to the DSU Plan, the SAR Plan and the PBS Plan and the DSUs, SARs and PBS’, as applicable, which have been issued thereunder:

(a)	Each DSU and PBS, whether or not then vested, will be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to $24.50, except that (i) the amount of $24.50 in respect of each PBS granted in calendar 2015 will be multiplied by the applicable level of achievement percentage determined by PJC’s Human Resources and Compensation Committee in accordance with the terms of the PBS Plan and the PBS grant agreements awarding such PBS’, and (ii) the amount of $24.50 in respect of each PBS granted in calendar 2016 and 2017 will be multiplied by 150%;

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(b)	Each SAR outstanding will be surrendered to PJC for cancellation for no consideration and the holders of SARs will forfeit their rights to obtain payment in that respect; and

(c)	The DSU Plan, the SAR Plan and the PBS Plan will be terminated.

For a complete description of the mechanics of the Amalgamation, please see the Combination Agreement and the Amalgamation Agreement, attached as Appendix B and Appendix C of this Circular, respectively.

Fractional Metro Shares

No fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share will be rounded down, to the closest whole number, and the Shareholders or Qualifying Holdco Shareholders will receive the net cash proceeds of such fractional Metro Share as described below.

In order to replace the fractional Metro Shares that would have otherwise been issued to Shareholders or Qualifying Holdco Shareholders, Metro will distribute to the Depositary, as agent for the Shareholders and the Qualifying Holdco Shareholders, such number of Metro Shares (the “Remaining Metro Shares”) as represents the sum of the fractional Metro Shares to which the Shareholders or the Qualifying Holdco Shareholders are otherwise entitled, rounded up to the next whole number of Remaining Metro Shares, and the Depositary, as agent for the Shareholders and the Qualifying Holdco Shareholders, will, as expeditiously as is commercially reasonable thereafter, sell the Remaining Metro Shares through the facilities of the TSX and pay the net proceeds of such sales, after brokerage sales commissions, to those Shareholders and Qualifying Holdco Shareholders who are entitled to receive a fractional Metro Share based on their respective entitlements to Remaining Metro Shares.

Proration

The number of Amalco Redeemable Shares issuable to Shareholders or Qualifying Holdco Shareholders under the Amalgamation will be equal to Available Cash Consideration. The number of Metro Shares issuable to Shareholders or Qualifying Holdco Shareholders under the Amalgamation will be equal to the Available Share Consideration.

Cash election exceeds Available Cash Consideration

If the aggregate number of Amalco Redeemable Shares that would otherwise be issuable to Shareholders and Qualifying Holdco Shareholders who elect (or are deemed to have elected) the Cash Consideration in respect of their Shares exceeds the Available Cash Consideration, the number of Amalco Redeemable Shares available to those Shareholders and Qualifying Holdco Shareholders who have so elected (or are deemed to have so elected) the Cash Consideration will be allocated pro-rata (on a per share basis) among such Shareholders and Qualifying Holdco Shareholders in a number equal to (i) the number of Amalco Redeemable Shares sought by each such Shareholder or Qualifying Holdco Shareholder, as the case may be, who so elected (or is deemed to have so elected) the Cash Consideration multiplied by (ii) a fraction, the numerator of which is (A) the Available Cash Consideration, and the denominator of which is (B) the aggregate number of Amalco Redeemable Shares sought by those Shareholders and Qualifying Holdco Shareholders who have so elected (or are deemed to have so elected) the Cash Consideration, and in respect of the number of Amalco Redeemable Shares elected which exceeds the number of Amalco Redeemable Shares so allocated to each such Shareholder or Qualifying Holdco Shareholder, as applicable (the “Excess Cash Election”), each such Shareholder or Qualifying Holdco Shareholder will receive Metro Shares in lieu of the Excess Cash Election (or the net cash proceeds in lieu of any fractional Metro Share that the Shareholder or Qualifying Holdco Shareholder would otherwise have received), the number of such Metro Shares being the product of (i) the Excess Cash Election multiplied by (ii) the Exchange Ratio.

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Share election exceeds Available Share Consideration

If the aggregate number of Metro Shares that would otherwise be issuable to Shareholders and Qualifying Holdco Shareholders who elect the Share Consideration in respect of their Shares exceeds the Available Share Consideration, the number of Metro Shares available to those Shareholders and Qualifying Holdco Shareholders who have so elected the Share Consideration will be allocated pro-rata (on a per share basis) among such Shareholders and Qualifying Holdco Shareholders in a number equal to (i) the number of Metro Shares sought by each such Shareholder or Qualifying Holdco Shareholder, as the case may be, who so elected the Share Consideration multiplied by (ii) a fraction, the numerator of which is (A) the Available Share Consideration and the denominator of which is (B) the aggregate number of Metro Shares sought by those Shareholders and Qualifying Holdco Shareholders who have so elected the Share Consideration, rounded down to the nearest whole number, and in respect of the number of Metro Shares elected which exceeds the number of Metro Shares so allocated to each such Shareholder or Qualifying Holdco Shareholder, as applicable (the “Excess Metro Share Election”), each such Shareholder or Qualifying Holdco Shareholder will receive Amalco Redeemable Shares in lieu of the Excess Metro Share Election, the number of such Amalco Redeemable Shares being the quotient of (i) the Excess Metro Share Election divided by (ii) the Exchange Ratio; and each Amalco Redeemable Share will be redeemed by Amalco in accordance with the Amalco Share Terms immediately following the Amalgamation in consideration for $24.50 per share in cash.

Redemption

Immediately following the Amalgamation, Amalco will automatically redeem all the outstanding Amalco Redeemable Shares in consideration for $24.50 in cash per share. No notice of redemption or other act or formality on the part of Amalco will be required to redeem the Amalco Redeemable Shares. No certificates for the Amalco Redeemable Shares will be issued to holders.

Shareholders will, upon the redemption of such Amalco Redeemable Shares, cease to be shareholders of Amalco and will be entitled only to receive a cheque representing the Cash Consideration (after deducting any withholding tax, as applicable) which they have the right to receive under the Amalgamation, following the presentation and surrender by such Shareholders to the Depositary of their respective Letter of Transmittal and Election Form, duly completed in accordance with the instructions contained therein, and such other documents as the Depositary may in its discretion consider acceptable, together with Share certificates representing all of the Shares held by such Shareholders unless payment of the aforesaid Cash Consideration has not been made in accordance with the provisions of the Amalgamation Agreement, in which case the rights of such Shareholder will remain unaffected. Under no circumstances will interest on such Cash Consideration be payable by Amalco or the Depositary as a result of any delay in paying such Cash Consideration or otherwise. See “The Amalgamation - Letter of Transmittal and Election Form, procedure for election and proration”.

Letter of Transmittal and Election Form, procedure for election and proration

Assuming the Amalgamation receives a favourable vote at the Meeting, and upon satisfaction of the conditions precedent to the Amalgamation, PJC will, at least thirteen (13) Business Days prior to the Effective Date, issue a press release that will notify Shareholders of the anticipated Effective Date and the Election Deadline. Shareholders will be required to return the duly completed Letter of Transmittal and Election Form in order to receive the Metro Shares, the Cash Consideration or a combination of Metro Shares and such cash (after deducting any withholding tax, as applicable), to which they are entitled. Shareholders must return the duly completed Letter of Transmittal and Election Form prior to the Election Deadline in order to make a valid election and receive, as soon as possible following the Effective Date, the Consideration to which they are entitled.

The details of the procedures for the deposit of Share certificates representing the Shares and the delivery by the Depositary of the Metro Shares or payment by the Depositary of the Cash Consideration (subject to proration and rounding) are set out in the Letter of Transmittal and Election Form accompanying this Information Circular. Shareholders who have questions on the Letter of Transmittal

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and Election Form should contact the Depositary at 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com. The Letter of Transmittal and Election Form can also be found on SEDAR under PJC’s issuer profile at www.sedar.com. Shareholders who wish to avail themselves of the Holdco Alternative should also contact the Depositary. A separate Letter of Transmittal and Election Form will be made available for Qualifying Holdco Shareholders who have elected the Holdco Alternative.

Amalco will, as soon as practicable following the later of the Effective Date and the presentation and surrender to the Depositary of certificates representing a Shareholder’s Shares and the Letter of Transmittal and Election Form, duly completed in accordance with the instructions contained therein, and such other documents as the Depositary may in its discretion consider acceptable, deliver or cause the Depositary to deliver to such holder Metro Shares or the Cash Consideration (as applicable, subject to proration and rounding) which such holder has the right to receive under the terms of the Amalgamation. Certificates representing Shares so surrendered will forthwith be cancelled.

Until surrendered as contemplated under the terms of the Amalgamation, each certificate which immediately prior to the Effective Date represented one or more outstanding Shares will be deemed at all times after the Effective Date to represent only the right to receive, upon such surrender, Metro Shares and the dividends and distribution accruing to the holder of such shares, if any, the Cash Consideration payable upon the redemption of the Amalco Redeemable Shares or a combination of Metro Shares and such Cash Consideration (less any applicable withholding tax) which such holder has the right to receive under the terms of the Amalgamation, depending on the election or deemed election of the holder and subject to proration and rounding, as described under the heading “The Amalgamation - Amalgamation mechanics”. Any certificates formerly representing the Shares that are not presented and surrendered to the Depositary as set forth herein, or any cheques representing the Cash Consideration payable pursuant to the Amalgamation not presented for payment, on or before the sixth anniversary of the Effective Date will, subject to the requirements of applicable Law with respect to unclaimed property, cease to represent a right or claim of any kind or nature. In such cases, the right of the holder of such certificates to receive, under the terms of the Amalgamation, the Cash Consideration to which such holder is entitled will be forfeited to Amalco and the right of such holder to be issued, under the terms of the Amalgamation, Metro Shares, together with all dividends and distributions thereon, if any, will be cancelled.

Any Shareholder who fails to complete a Letter of Transmittal and Election Form prior to the Election Deadline, as provided in the Amalgamation Agreement, or who does not properly elect to receive either the Share Consideration or the Cash Consideration in the Letter of Transmittal and Election Form, with respect to any Shares deposited by such Shareholder in connection with the Amalgamation, will be deemed to have elected to receive the Cash Consideration.

If a Share certificate has been lost, stolen or destroyed, the Depositary will, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, Metro Shares or pay the Cash Consideration payable upon the redemption of the Amalco Redeemable Shares (net of withholding tax, if applicable, and subject to proration and rouding), by way of cheque, which such holder has the right to receive under the terms of the Amalgamation in accordance with such holder’s duly completed Letter of Transmittal and Election Form. When authorizing such issuance or payment in exchange for the lost, stolen or destroyed certificate, the holder to whom Metro Shares or the Cash Consideration is to be issued or paid will, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Amalco and the Depositary in connection with any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

Any use of the mail to transmit a Share certificate, a related Letter of Transmittal and Election Form, and any other required documents, is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used.

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Shareholders whose Shares are registered in the name of an Intermediary should reach out to such Intermediary for instructions and assistance in delivering Share certificates representing those Shares.

Expenses of the Amalgamation

PJC estimates that expenses of approximately $15 million in the aggregate will be incurred by PJC in connection with the Amalgamation. Except as otherwise provided for in the Combination Agreement, all costs and expenses of the Parties in connection with the Amalgamation are to be paid by the Party incurring such expenses. PJC may also be required to pay to Metro, in certain circumstances, the Termination Fee. In addition, PJC and Metro may also be required to reimburse the other Party’s expenses in certain circumstances. See “Summary of the Combination Agreement - Termination fees and expenses”.

Interest of certain persons in the Amalgamation

The directors and executive officers of PJC may have interests in the Amalgamation that are, or may be, different from, or in addition to, the interests of other Shareholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Amalgamation by Shareholders.

Class A Shares and Class B Shares

As of October 24, 2017, the directors and executive officers of PJC, owned or exercised control or direction over, directly or indirectly, in the aggregate, 4,194,956, or 5.22%, of the Class A Shares and 103,500,000, or 100%, of the Class B Shares. All of the Shares held by the directors and executive officers of PJC will be treated in the same fashion under the Amalgamation as Shares held by any other Shareholder.

The directors and executive officers of the Corporation who own or exercise control or direction over Shares have indicated they intend to vote their Shares in favour of the Amalgamation Resolution and have entered into support and voting agreements. See “The Amalgamation - Support and Voting Agreements”.

Options

As at October 24, 2017, the executive officers of the Corporation owned an aggregate of 629,836 Options granted pursuant to the Stock Option Plan. None of the directors of the Corporation and the executive officers of the Corporation who are members of the Controlling Shareholder’s family hold any Options.

Pursuant to the Combination Agreement, on the Effective Date, immediately prior to the Amalgamation, each Option, whether or not vested, that has not been exercised prior to the Effective Time and that (i) has an Exercise Price less than $24.50, will be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to the difference between $24.50 and the Exercise Price, less any applicable statutory withholdings, or (ii) has an Exercise Price that is equal to or greater than $24.50, will be cancelled and terminated. Accordingly, on the Effective Date and immediately prior to the Amalgamation, each executive officer will receive an amount equal to the difference between $24.50 and the applicable Exercise Price for each Option held as at the Effective Date, less applicable statutory withholdings. If the Amalgamation is completed and assuming no vested Options are exercised between October 24, 2017 and the Effective Date, the executive officers of PJC will receive, in exchange for all Options held by them as at October 24, 2017, an aggregate amount of approximately $2.7 million.

PBS’

As at October 24, 2017, the executive officers of the Corporation owned an aggregate of 86,280 PBS’ granted pursuant to the PBS Plan. None of the directors of the Corporation and the executive officers of the Corporation who are members of the Controlling Shareholder’s family hold any PBS.

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Pursuant to the Combination Agreement, at closing of the Amalgamation, each outstanding PBS (whether or not then vested) will be surrendered by such holder to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to $24.50 (the Consideration per Share) in respect of each PBS held (except that (i) the amount of $24.50 in respect of each PBS granted in calendar year 2015 will be multiplied by the applicable level of achievement percentage determined by PJC’s Human Resources and Compensation Committee in accordance with the terms of the PBS Plan and the PBS grant agreements awarding such PBS’ and (ii) the amount of $24.50 in respect of each PBS granted in calendar year 2016 and 2017 will be multiplied by 150%, which percentage is equal to the maximum acquisition criteria pursuant to the PBS Plan), less applicable statutory withholdings.

Until completion of the Amalgamation, PBS’ will continue to vest in accordance with their terms and any amounts paid in respect of such PBS’ will not form part of the payments to be made upon in connection with the Amalgamation. In connection with the Amalgamation, the executive officers of the Corporation will also receive payment for any additional PBS’ which may be granted as dividend equivalents pursuant to the terms of the PBS Plan after the date hereof and prior to the closing of the Amalgamation.

If the Amalgamation is completed, the executive officers of the Corporation will receive, in exchange for all PBS’ granted in calendar year 2016 and 2017 then held by them, an aggregate amount of approximately $2.2 million.

SARs

On October 13, 2017, 105,587 vested SARs granted pursuant to the SAR Plan held by the executive officers of the Corporation who are members of the Controlling Shareholder’s family were surrendered to PJC for cancellation for an aggregate payment of $622,962. As at October 24, 2017, such executive officers of the Corporation owned an aggregate balance of 527,159 SARs. None of the directors of the Corporation and the other executive officers hold any SARs.

If the Amalgamation is completed, the executive officers of the Corporation who are members of the Controlling Shareholder’s family would be entitled to receive, in exchange for all SARs then held by them, an aggregate amount of approximately $4.2 million. However, the executive officers of the Corporation who are members of the Controlling Shareholder’s family elected to forfeit their rights to receive the cash payment in exchange for the surrender to PJC for cancellation of the outstanding SARs for no consideration.

DSUs

As at October 24, 2017, the directors of the Corporation held an aggregate of 125,174.81 DSUs granted pursuant to the DSU Plan.

Pursuant to the Combination Agreement, each outstanding DSU (whether or not then vested) will be surrendered by the holder to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to $24.50 (the Consideration per Share) in respect of each DSU held. Accordingly, at closing of the Amalgamation, each director will be entitled to receive $24.50 for each DSU owned as at the Effective Date, less applicable statutory withholdings. If the Amalgamation is completed, the directors of PJC will receive, in exchange for all DSUs that the directors held as at October 24, 2017 and assuming no DSUs are redeemed in accordance with terms of the DSU Plan between October 24, 2017 and the Effective Date, an aggregate amount of approximately $3.1 million. In connection with the Amalgamation, the directors will also receive payment for any additional DSUs which may be granted as dividend equivalents pursuant to the terms of the DSU Plan for any dividends paid by the Corporation after the date hereof and prior to the closing of the Amalgamation.

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Cash payments to directors and executive officers of the Corporation pursuant to incentive awards and change of control agreements and shareholdings of directors and executive officers of the Corporation

Other than in respect of DSUs and the applicable special fees paid to the Special Committee approved by the Board in connection with the Amalgamation payable to the members of the Special Committee, none of the directors of the Corporation will receive any payment as a result of the Amalgamation, except with respect to Shares beneficially owned by such directors, which amounts will be paid on the same terms as all other Shareholders.

The chart below sets out for each director and executive officer of the Corporation: (i) the number of Class A Shares and Class B Shares beneficially owned by such director and executive officer and his or her associates and affiliates or over which he or she exercise control or direction; and (ii) the amount of cash payable pursuant to the Amalgamation for Options, DSUs, PBS’ held by each director and executive officer of PJC. If the Amalgamation is completed, the executive officers of the Corporation will not be entitled to receive any compensation solely as a result of the change of control of the Corporation except for: (i) any bonuses that may be payable to certain executive officers of PJC pursuant to the bonus and retention plan described below; (ii) the cash payments for the Options, DSUs and PBS’ described below; and (iii) the Shares beneficially owned by the executive officers of the Corporation, which will be paid on the same terms as all other Shareholders.

Name and Residence	Class A Shares Held(1)	Class B Shares Held(1)	Cash payment with respect to Options, DSUs and PBS’ (2)(3)(4)
Directors
Lise Bastarache Candiac, Québec	—	—	$546,530
François J. Coutu Verdun, Québec	—	—	—
Jean Coutu, O.C., O.Q. Montréal, Québec	4,025,960	103,500,000	—
Marie-Josée Coutu Outremont, Québec	—	—	—
Michel Coutu Montréal, Québec	—	—	—
Sylvie Coutu Outremont, Québec	—	—	—
Marcel Dutil Saint-Georges-de-Beauce, Québec	20,000	—	$1,846,856
Nicolle Forget Longueuil, Québec	8,500	—	$120,938
Michael Hanley Mount-Royal, Québec	—	—	$56,243
Marie-Josée Lamothe Beaconsfield, Québec	—	—	$48,730

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Name and Residence	Class A Shares Held(1)	Class B Shares Held(1)	Cash payment with respect to Options, DSUs and PBS’ (2)(3)(4)
Andrew T. Molson Westmount, Québec	10,000	—	$150,162
Cora M. Tsouflidou Prévost, Québec	10,000	—	$152,764
Annie Thabet Îles-des-Soeurs, Québec	7,570	—	$144,559

Officers
André Belzile Drummondville, Québec	37,500	—	$606,611
Hélène Bisson Verdun, Québec	5,576	—	$155,228
Alain Boudreault Pierrefonds, Québec	4,465	—	$226,640
Daniel Côté Repentigny, Québec	—	—	—
Brigitte Dufour Longueuil, Québec	3,541	—	$248,778
Guy Franche Rosemère, Québec	4,738	—	$248,998
Alain Lafortune Saint-Sauveur, Québec	14,903	—	$654,809
Marie-Chantal Lamothe Verdun, Québec	—	—	$420,467
Richard Mayrand Anjou, Québec	10,206	—	$1,011,906
Normand Messier Verdun, Québec	15,456	—	$754,334
Marcel A. Raymond Mont St-Hilaire, Québec	16,541	—	$528,844

Total	4,194,956	103,500,000	7,923,398

Notes:

(1)	As at October 24, 2017.
(2)	For non-executive directors of PJC, cash payments are in respect to DSUs as at October 24, 2017. For executive officers of PJC, cash payments are in respect to Options, PBS’ and SARs, as applicable, assume that all such Options and PBS’, as applicable, will form part of the Amalgamation in the manner described above. See “Incentive Awards” above.
(3)	Upon completion of the Amalgamation, the directors and executive officers of the Corporation will also receive payment for any additional DSUs and PBS’ which may be granted as dividend equivalents pursuant to the terms of the DSU Plan and the PBS Plan after the date hereof and prior to the closing of the Amalgamation. Until completion of the Amalgamation, PBS’ will continue to vest in accordance with their terms and any amounts paid in respect of such PBS’ will not form part of the payments to be made upon completion of the Amalgamation.
(4)	Assuming no vested Options are exercised, and no DSUs are redeemed in accordance with terms of the DSU Plan, between October 24, 2017 and the Effective Time.

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Change of control agreements

PJC has entered into agreements with certain of its executive officers that contain change of control provisions, namely Mr. François J. Coutu (CEO), Mr. André Belzile (Executive Vice President, Finance and Corporate Affairs), Mr. Marcel A. Raymond (President, Pro Doc) and eight other executive officers of the Corporation (collectively, the “Change of Control Agreements”).

Each of the Change of Control Agreements for executive officers of the Corporation does not provide for any additional compensation to be paid to the executive officers of the Corporation solely as a result of a change of control, such as the Amalgamation. However, those Change of Control Agreements provide for compensation in the event of subsequent termination of employment without cause or constructive dismissal within the first 12 months following or as a consequence of a change of control (except in the case of Mr. François J. Coutu, where compensation is payable in the event of subsequent termination of employment without cause following a change of control). In such circumstances, the Change of Control Agreements with the executive officers of the Corporation (other than Mr. François J. Coutu) provide for a severance period ranging from 12 to 18 months (each, a “Severance Period”) of (i) base salary, (ii) annual target bonus, (iii) certain insurance benefits for the shorter of the Severance Period or until a new employer’s collective insurance policy takes effect, and (iv) value of monthly car allowance, expenditure allowance, annual health assessment and annual professional membership fees, as applicable, for the Severance Period.

Notwithstanding the foregoing, the employment agreement of Mr. François J. Coutu provides for a severance, in an amount equal to the compensation (base salary and annual bonus paid) received by him for the three most recent years of employment, payable in the event Mr. François J. Coutu is terminated (other than for cause) in connection with a change of control of PJC. Pursuant to an amendment to such employment agreement, Mr. François J. Coutu agreed to forfeit the change of control severance to which he was entitled.

Bonus and retention plan

Upon the approval of the Special Committee, the creation of a bonus and retention plan for the benefit of the executive officers and other key employees of the Corporation in an aggregate amount of up to $10.1 million was approved by the Corporation. The purposes of the bonus and retention plan are to (i) recognize management’s contribution to PJC and ensuring the perennial strength of the brand, (ii) assist PJC in retaining management and key employees until closing of the Amalgamation, and to assist with the integration of PJC’s business with the business of Metro, and (iii) replace long-term incentive grants which would otherwise have been made in January 2018 to executive officers of the Corporation in the normal course of business. The entitlements under the bonus and retention plan will be paid out to eligible employees of PJC on the Effective Date and in three installments during the 12-month period following completion of the Amalgamation.

Continuing insurance coverage for directors and executive officers of the Corporation

The Combination Agreement provides that, prior to the Effective Date, the Corporation will purchase customary tail policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by PJC and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Combination Agreement also provides that Metro will, or will cause Amalco to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date, provided that Metro will not be required to pay any amounts in respect of such coverage prior to the Effective Date.

Sources of funds for the Amalgamation

To finance the cash element of the Consideration, Metro secured access to committed bank facilities fully underwritten by Bank of Montréal, Canadian Imperial Bank of Commerce and National Bank of Canada. The committed facilities consist of a $750 million term loan facility, an asset sale term facility of $1.5 billion and a 1-year $1.2 billion term facility. Metro also completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. (TSX: “ATD.A” and “ATD.B”) on October 13, 2017 and October 17, 2017 and the proceeds of approximately $1.5 billion will be used in part to finance the transaction and to reduce Metro’s committed bank facilities. As a result of such sale, Metro has terminated the $1.5 billion asset sale term facility. Metro also plans to replace the $1.2 billion

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term facility by the issuance of unsecured notes. Metro may also undertake alternative permanent financing to finance the transaction.

SUMMARY OF THE COMBINATION AGREEMENT

PJC entered into the Combination Agreement with Metro on October 2, 2017. The Combination Agreement and the Amalgamation Agreement are the legal documents that govern the Amalgamation. The Amalgamation Agreement will be signed on the Effective Date. The following is a summary of the material terms of the Combination Agreement and is subject to, and is qualified in its entirety by, the full text of the Combination Agreement which is attached hereto as Appendix B and which is filed on SEDAR under PJC’s issuer profile at www.sedar.com. PJC urges Shareholders to read the Combination Agreement and the Amalgamation Agreement in their entirety. The Combination Agreement establishes and governs the legal relationship between PJC and Metro with respect to the transactions described in this Information Circular. It is not intended to be a source of factual, business or operational information about PJC or Metro.

Pursuant to the Combination Agreement, it was agreed that the Parties would carry out the Amalgamation in accordance with the Combination Agreement and the Amalgamation Agreement. See “The Amalgamation - Amalgamation mechanics”.

Capitalized terms used below which are not otherwise defined herein have the meaning ascribed thereto in the Combination Agreement, attached as Appendix B hereto.

Effective Date of the Amalgamation

Pursuant to the Combination Agreement, after obtaining the Required Shareholder Approval and the Regulatory Approvals and upon the other conditions in the Combination Agreement being satisfied or waived (if permitted), PJC will file the Articles of Amalgamation with the Enterprise Registrar giving effect to the Amalgamation as soon as possible, but in any event, within five (5) Business Days following the satisfaction or the waiver of all the closing conditions (except for closing conditions that, by their terms, cannot be satisfied until the Effective Date, and unless otherwise agreed in writing by PJC and Metro). Pursuant to section 286 of the QBCA, the Certificate of Amalgamation attests the Amalgamation as of the date and time shown on the Certificate of Amalgamation. As of that date and time, (i) PJC, Metro Subco and any Qualifying Holdco, if applicable, will be continued as Amalco and, as of that time, their patrimonies will be joined together to form the patrimony of Amalco, and (ii) the rights and obligations of PJC, Metro Subco and the Qualifying Holdcos, if applicable, will become rights and obligations of Amalco and Amalco will become a party to any judicial or administrative proceeding to which each of PJC, Metro Subco and the Qualifying Holdcos, if applicable, was a Party.

Closing of the Amalgamation will occur as soon as reasonably practicable after the date on which the Required Shareholder Approval and Regulatory Approvals have been obtained and all other conditions to the completion of the Amalgamation have been satisfied or waived (if permitted). It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including a delay in obtaining the Regulatory Approvals.

Representations and warranties

The Combination Agreement contains certain representations and warranties made by the Corporation to Metro relating to the following: organization and qualification, corporate authorization, Fairness Opinions, Board and Special Committee approvals, binding obligation, no violation, absence of defaults and

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conflicts, governmental filings, product registrations, legal proceedings, capital structure, shareholders’ agreements and similar agreements, rights plan, reporting issuer status, no orders, U.S. securities laws matters, reports, financial statements, disclosure controls and internal control over financial reporting, undisclosed liabilities, Books and Records, auditors, absence of certain changes, conduct of business, compliance with Laws, Taxes, employees, Employee Plans, Collective Agreements, environmental matters, real property, personal property, franchise matters, Intellectual Property, restrictions on conduct of business, title to the assets, Material Contracts, insurance, related party transactions, transportation undertaking, brokers, disclosure and funds available.

The Combination Agreement contains certain representations and warranties made by Metro relating to the following: organization and qualification, corporate authorization, binding obligation, no violation, absence of defaults and conflicts, governmental filings, compliance with Laws, legal proceedings, capital structure, reporting issuer status, no orders, reports, financial statements, disclosure controls and internal control over financial reporting, no undisclosed liabilities, absence of certain changes, debt financing, transportation undertaking, Taxes, Metro Shares, U.S. securities law matters, security ownership and brokers.

Those representations and warranties were made as of specific dates solely and are subject to important qualifications and limitations agreed to by the Parties at the time of the negotiation of the terms of the Combination Agreement. Moreover, some of the representations and warranties contained in the Combination Agreement are subject to a contractual standard of materiality (including a Material Adverse Effect) that may be different from what is considered material by Shareholders, or those that may have been used for the purpose of allocating risk between the parties to the Combination Agreement rather than for the purpose of establishing facts. Information concerning the subject matter of the representations and warranties may have changed since the date of the Combination Agreement. For the foregoing reasons, Shareholders should not rely on the representations and warranties contained in the Combination Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties of the Corporation and Metro contained in the Combination Agreement will not survive the completion of the Amalgamation and will expire and be terminated on the earlier of the Effective Time and the date on which the Combination Agreement is terminated in accordance with its terms.

Regulatory Approvals

The Parties agreed that as soon as reasonably practicable but not later than 20 Business Days after the date of the Combination Agreement (or such later date or dates as PJC and Metro mutually agree in writing): (i) Metro and PJC would each file with the Commissioner of Competition the notice and information required under subsection 114(1) of the Competition Act; and (ii) Metro would file with the Commissioner of Competition a submission requesting that an ARC be issued under section 102 of the Competition Act or, in the alternative, that the Commissioner of Competition issue a No Action Letter in respect of the transactions contemplated by the Combination Agreement.

PJC and Metro will cooperate in good faith to obtain the Regulatory Approvals but, in the case of a disagreement over the strategy, tactics or decisions relating to obtaining the Regulatory Approvals, Metro will have the final and ultimate authority over the appropriate strategy, tactics and decisions; provided, for greater certainty, that such authority does not affect, alter or mitigate Metro’s obligation to fully comply with its covenants in the Combination Agreement. PJC and Metro will cooperate in connection with obtaining the Regulatory Approvals including providing or submitting to Governmental Entities on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of Metro, acting reasonably, advisable, and will cooperate in the preparation and submission of all applications, notices, filings, and submissions to Governmental Entities.

Subject to certain limitations and conditions, each of PJC and Metro will: (a) promptly inform the other Party of any material communication received by such Party from any Governmental Entity in respect of the Regulatory Approvals; (b) use commercially reasonable efforts to respond promptly to any request or

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notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by the Combination Agreement in respect of the Regulatory Approvals; (c) permit the other Party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of the Regulatory Approvals, and will provide the other Party a reasonable opportunity to comment thereon and consider those comments in good faith; (d) promptly provide the other Party with any filed copies of applications, notices, filings and submissions (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of the Regulatory Approvals; (e) not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with Governmental Entities in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other Party in advance and gives the other Party or its legal counsel the opportunity to attend and participate thereat, unless a Governmental Entity requests otherwise; and (f) keep the other Party promptly informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals.

Pursuant to the terms of the Combination Agreement, Metro has agreed to use its best efforts to obtain Competition Act Approval, which includes agreeing to undertakings, if required, to obtain such approval. In addition, Metro will pay the government filing fee required in connection with making a filing under the Competition Act.

Metro has applied to list the Metro Shares issuable pursuant to the Combination Agreement on the TSX and will use its commercially reasonable efforts to obtain conditional approval, subject to customary conditions, for the listing of such Metro Shares on the TSX.

For more information, see “Certain legal and regulatory matters - Regulatory Approvals”.

Covenants

The Combination Agreement contains customary negative and affirmative covenants on the part of both Parties.

Operation of business by PJC

PJC agreed that, until the earlier of: (i) the Effective Date, or (ii) the date the Combination Agreement is terminated pursuant to its terms, unless otherwise agreed in writing by Metro, as disclosed in the PJC Disclosure Letter or as is otherwise expressly permitted or specifically contemplated by the Combination Agreement (including pursuant to the PJC Reorganization Transactions) or as is otherwise required by applicable Law or a Governmental Entity:

(a)	the business of PJC and its Subsidiaries will be conducted only in, and PJC and its Subsidiaries will not take any action, except in the usual and ordinary course of business consistent with past practice, and PJC will use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ current business organizations, assets, properties, goodwill and business relationships and to keep available the services of its current officers and employees, in each case, consistent with past practice;

(b)

PJC will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Shares owned by any Person or the securities of any Subsidiary owned by a Person other than PJC except Permitted Dividends; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of PJC or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of PJC or its Subsidiaries, other than the issuance of Shares issuable pursuant to the terms of the outstanding Options; (v) redeem,

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purchase or otherwise acquire or subject to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more PJC wholly-owned Subsidiaries or between PJC and a PJC wholly-owned Subsidiary; (vi) amend or modify the terms of any of its securities; (vii) undertake any capital reorganization or reduce the stated capital of any outstanding securities of PJC or any of its Subsidiaries; (viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of PJC or any of its Subsidiaries; (ix) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding Shares or other securities; (x) make any change in its accounting methods or policies or adopt new accounting policies, in each case except as required in accordance with GAAP or applicable Laws or pursuant to written instructions, comments or orders of a Securities Authority; (xi) enter into any Contract with respect to any of the foregoing; or (xii) (A) file or make any material Tax Return or amended Tax Return, except as required by Law and in a manner consistent with past practice, (B) enter into any material agreement with a Governmental Entity with respect to Taxes, (C) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (D) consent to the extension or waiver of the limitation period applicable to any material Tax matter, (E) materially amend or change any of its methods of reporting or accounting for income, for income Tax purposes, except as may be required by Law, (F) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes, except for any settlement, compromise or agreement that is not materially detrimental to PJC taking into account any reserves made in relation to such Taxes as reflected on PJC Financial Statements, (G) take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Metro and/or its Subsidiaries in respect of any property owned or to be owned directly or indirectly by PJC or its Subsidiaries, (H) take any action or fail to take any action that would, or would reasonably be expected to, cause the Tax attributes of assets of PJC or any of its Subsidiaries or the amount of Tax loss carry-forwards of PJC or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax returns, or render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor corporations;

(c)	PJC will promptly notify Metro in writing of any circumstance or development that, to the knowledge of PJC, is or would reasonably be expected to constitute a Material Adverse Effect in respect of PJC or any change in any material fact set forth in the PJC Disclosure Record or in the PJC Disclosure Letter;

(d)

PJC will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of, surrender, let lapse, lose the right to use, mortgage, license, transfer or grant an Encumbrance (other than a Permitted Encumbrance) on any assets of PJC or of any Subsidiary, except in the ordinary course of business consistent with past practice; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, or purchase of any (A) property of any other Person except in relation to pharmacies or real estate with a fair market value not in excess of $10 million individually or $25 million in the aggregate or (B) assets with a fair market value in excess of $10 million individually or $25 million in the aggregate; (iii) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances, except for (a) refinancing of existing debt on substantially the same market terms and (b) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $10 million in the aggregate; (iv) pay, discharge, settle, satisfy, compromise, waive, assign or release any action, claim, proceeding, liability or obligation (including any regulatory investigation), other than the payment, discharge or satisfaction of liabilities incurred in the ordinary course of business consistent with past practice, or in an amount of not more than $10 million in respect of each such liability; (v) release or relinquish, or authorize or propose to do so,

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any right under a Material Contract; (vi) in respect of any assets of PJC or of any Subsidiary, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, lease, contract, Intellectual Property rights, or other material document, except in the ordinary course of business consistent with past practice; (vii) abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations; (viii) enter into a new line of business or materially change the business of PJC or its Subsidiaries; (ix) authorize any change to any of its Franchise Agreements or royalty or fee schedules other than in the ordinary course of business consistent with past practice; (x) enter into or terminate any hedges, derivatives, swaps, forward sales contracts or other financial instruments or like transaction, except in the ordinary course of business consistent with past practice; or (xi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)	PJC will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) enter into any agreement that if entered into prior to the date of the Combination Agreement would be a Material Contract (other than Leases entered into in the ordinary course of business consistent with past practice); (ii) enter into any Contract that limits or otherwise restricts PJC or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or otherwise restrict Metro or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or from operating their business in substantially the same manner as it was operated immediately prior to entering into the Combination Agreement; or (iii) terminate or cancel, or allow to lapse or amend or modify any Material Contract other than in the ordinary course of business consistent with past practice, provided that, except for Leases, none of PJC or any of its Subsidiaries will extend the term of any Material Contract for an additional term exceeding 12 months;

(f)	other than (i) as is necessary to comply with applicable Laws, (ii) in accordance with any incentive or compensation arrangement in effect on October 2, 2017, (iii) as provided in the Combination Agreement, or (iv) as otherwise agreed by Metro, neither PJC nor any of its Subsidiaries: (i) will grant to any officer or director of PJC or any of its Subsidiaries an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies; (iv) enter into or amend any employment agreement with any officer or director of PJC or any of its Subsidiaries; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or materially amend or make any contribution to any PJC Employee Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of PJC or any of its Subsidiaries, other than, in respect of clauses (i), (ii), (iv) and (v), in the ordinary course of business consistent with past practice consistent with existing policies and practices;

(g)	PJC will not, and will not permit any of its Subsidiaries to, make, in one transaction or in a series of related transactions, any material loan, advances or capital contributions to, or investments in, any other Person other than to wholly-owned Subsidiaries or enter into any Contract with, or make any loans to, on behalf or for the benefit of, any shareholder, officer or director of PJC or any of its Subsidiaries, or any of their respective Affiliates or associates;

(h)	PJC will use commercially reasonable efforts to defend all lawsuits or other Legal Action to which it is a party and PJC will not, and will not permit any of its Subsidiaries to, waive, release, settle or compromise: (i) any material Legal Action, including those described in the PJC Disclosure Letter, or any material claim; or (ii) any material Legal Action that is brought by any current, former or purported holder of any securities of PJC in its capacity as such and that (a) requires any payment to such security holders by PJC or any Subsidiary or (b) adversely affects in any material respect the ability of PJC and its Subsidiaries to conduct their business; and

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(i)	PJC will not terminate or cancel, or allow to lapse or amend or modify in any material respect, any material insurance policies maintained by it covering PJC or any of its Subsidiaries, including directors’ and officers’ insurance, which is not replaced by a comparable amount of insurance coverage on comparable terms; provided that, subject to the terms of the Combination Agreement, none of PJC or any of its Subsidiaries will obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Permitted Dividends

Under the terms of the Combination Agreement, during the period between the execution of the Combination Agreement and the Effective Date, PJC will be permitted to declare and pay dividends on the Shares not in excess of $0.13 per Share per fiscal quarter. In relation to the period preceding the Effective Date, PJC will be permitted to declare a special dividend near the closing of the Amalgamation not in excess of $0.13 per Share on a pro rata basis for the number of days elapsed between the Effective Date and the last date on which a dividend was declared (such declaration date being no earlier than the first week of January 2018 or the first week of April 2018 for PJC’s third financial quarter and fourth financial quarter, respectively).

Covenants of PJC regarding the Amalgamation

PJC also agreed that, until the earlier of (i) the Effective Date or (ii) the date the Combination Agreement is terminated pursuant to its terms, PJC will perform, and will cause its Subsidiaries to perform, all obligations required to be performed by PJC or any of its Subsidiaries, as the case may be, under the Combination Agreement and will do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Combination Agreement and, without limitation, PJC will, and where appropriate will cause its Subsidiaries to:

(a)	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in the Combination Agreement;

(b)	notify Metro forthwith upon becoming aware of any notice regarding the exercise or payment of any Options, DSUs, PBS’ and SARs, and inform Metro of all information (including the identity of the giver thereof) known to it regarding such notice;

(c)	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on PJC or its Subsidiaries with respect to the transactions contemplated by the Combination Agreement;

(d)	use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to PJC or any of its Subsidiaries challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement;

(e)	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary to be obtained under the Material Contracts in connection with the Amalgamation or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Amalgamation, in each case, on terms that are reasonably satisfactory to Metro, and without paying, and without committing itself or Metro to pay, any consideration or incur any liability or obligation without the prior written consent of Metro;

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(f)	use its reasonable best efforts to cause to be delivered to Metro on the Effective Date resignations and releases (in a form satisfactory to Metro, acting reasonably), effective upon the Effective Time having occurred, of the directors of any of PJC’s Subsidiaries designated in writing by Metro prior to the Effective Date, and causing them to be replaced by Persons nominated by Metro effective as of the Effective Time;

(g)	not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth in the Combination Agreement if such representations and warranties were made at a date subsequent to such transaction or action and all references to the date of the Combination Agreement were to such later date; or (iii) adversely affect PJC’s ability to perform and comply with its covenants and agreements under the Combination Agreement; and

(h)	promptly advise Metro in writing of (i) any fact, event or any change occurring after the date of the Combination Agreement that (A) would render any representation or warranty of PJC contained in the Combination Agreement, except any such representation or warranty which speaks only as of a date prior to the occurrence of such fact, event or change, untrue or inaccurate in any material respect, or (B) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Time under the Combination Agreement the Combination Agreement, and (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Combination Agreement or the Amalgamation and promptly provide Metro with a copy of such notice or other communication.

Operation of business by Metro

Metro has also agreed that until the earlier of (i) the Effective Date or (ii) the date the Combination Agreement is terminated pursuant to its terms, Metro will not, directly or indirectly, (a) split, combine, reclassify or amend the terms of the Metro Shares, (b) amend its articles, by-laws or other constating documents in any manner that would have a material and adverse impact on the value of the Metro Shares, (c) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Metro or Metro Subco, or (d) authorize, agree, resolve or otherwise commit to do any of the foregoing.

Metro will promptly notify PJC in writing of any circumstance or development that, to the knowledge of Metro, is or would reasonably be expected to constitute a Material Adverse Effect in respect of Metro or, except as it relates to the Commitment Letter or the financing of the Amalgamation, any change in any material fact set forth in the Metro Disclosure Record.

Covenants of Metro regarding the Amalgamation

Metro also agreed that, until the earlier of (i) the Effective Date or (ii) the date the Combination Agreement is terminated pursuant to its terms, Metro will perform, and will cause its Subsidiaries to perform, all obligations required to be performed by Metro or any of its Subsidiaries, under the Combination Agreement and will do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Combination Agreement and, without limitation, Metro will, and where appropriate will cause its Subsidiaries to:

(a)	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in the Combination Agreement;

(b)	use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement, and (ii) have lifted or rescinded any injunction or restraining order or other order relating to Metro or any of its Subsidiaries challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement;

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(c)	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Metro or its Subsidiaries with respect to the transactions contemplated by the Combination Agreement;

(d)	not, and cause each of its Subsidiaries to refrain from taking any commercially reasonable action, to enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth in the Combination Agreement if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date of the Combination Agreement were to such later date; or (iii) adversely affect Metro’s ability to perform and comply with its covenants and agreements under the Combination Agreement;

(e)	promptly advise PJC in writing of (i) any fact, event or any change occurring after the date of the Combination Agreement that (A) would render any representation or warranty of Metro contained in the Combination Agreement, except any such representation or warranty which speaks only as of a date prior to the occurrence of such fact, event or change, untrue or inaccurate in any material respect, or (B) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Time under the Combination Agreement, and (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Combination Agreement or the Amalgamation and promptly provide PJC with a copy of such notice or other communication; and

(f)	immediately prior to the filing of the Articles of Amalgamation, provide the Depositary with sufficient funds and a treasury order relating to the issuance of a sufficient number of Metro Shares required to effect payment in full of the aggregate Consideration to be paid pursuant to the Amalgamation.

Payment of the Consideration

Metro will, following receipt of Regulatory Approvals and on the Business Day immediately prior to the date of the filing by PJC of the Articles of Amalgamation with the Enterprise Registrar pursuant to the terms of the Combination Agreement, provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to PJC and Metro, each acting reasonably) and a treasury order relating to the issuance of a sufficient number of Metro Shares to complete all of the transactions contemplated by the Combination Agreement and the Amalgamation and to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation.

Covenants of PJC regarding non-solicitation

Non-solicitation

PJC has agreed, except as expressly permitted by the Combination Agreement, not to, and to cause its Subsidiaries not to, directly or indirectly, through any Representative, (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties of, facilities, books or records of PJC or any Subsidiary or entering into any form of Contract) any inquiries, submissions, proposals or offers that constitute or may reasonably be expected to constitute or lead to, an Acquisition Proposal, (ii) enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Metro and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, (iii) withdraw, amend, modify or qualify in a manner adverse to Metro, or publicly propose or state an intention to withdraw, amend, modify or qualify in a manner adverse to Metro, the Board Recommendation, (iv) accept, approve, endorse or recommend, or publicly

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propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal, (v) fail to publicly recommend or reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing by Metro to do so, or (vi) accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by the Combination Agreement) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

PJC represented and warranted in favour of Metro that, as of the date of the Combination Agreement, there was no Acquisition Proposal which PJC was considering nor any continuing solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of the Combination Agreement with any Person (other than Metro and its Affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

PJC represented and warranted that PJC had not waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement or restriction in effect as of the date of the Combination Agreement to which PJC or any Subsidiary is a party, and further covenanted and agreed (i) that PJC and any Subsidiary will take all necessary action to enforce each confidentiality, standstill, non-disclosure or non-solicitation agreement or covenant to which PJC or any Subsidiary is a party, and (ii) not release, and cause its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting PJC, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure or non-solicitation agreement or covenant to which PJC or any Subsidiary is a party, without the prior written consent of Metro (which may be withheld or delayed in Metro’s sole and absolute discretion).

Nothing contained in the Combination Agreement will prohibit the Board from taking any action to fulfill its disclosure or legal obligations to Shareholders or from making a Change in Recommendation prior to the Meeting, if in the good faith judgement of the Board, after consultation with outside legal counsel, failure to take such action or make such disclosure or Change in Recommendation would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including without limitation issuing a directors’ circular under applicable Securities Laws or calling and holding a meeting of Shareholders requisitioned by such Shareholders in accordance with the QBCA); provided that PJC and its Representatives are not otherwise in breach of the non-solicitation covenants described above. For purposes of making a Change in Recommendation, the Board may consider an Acquisition Proposal that constitutes or could reasonably be expected to constitute a Superior Proposal without taking into account the Coutu Voting and Support Agreements signed by the Coutu Shareholders.

Notification of Acquisition Proposals

If PJC or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to PJC or any Subsidiary in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, Books and Records of PJC or any Subsidiary, PJC will promptly notify Metro, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide Metro with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons. PJC will keep Metro fully informed on a current basis of the status of material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and will provide to Metro copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to PJC by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

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Responding to an Acquisition Proposal

The Combination Agreement provides that, notwithstanding PJC’s non-solicitation covenants set forth therein, if at any time prior to obtaining the Required Shareholder Approval, PJC receives a written Acquisition Proposal, PJC may (i) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of PJC or its Subsidiaries, if and only if, in the case of this clause (ii):

(a)	the Acquisition Proposal did not result from a willful and intentional breach of PJC’s non-solicitation covenants or any Person acting at the direction of or on behalf of PJC;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with PJC or any of its Subsidiaries;

(c)	the Board will have determined in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute, a Superior Proposal;

(d)	PJC has been, and continues to be, in compliance with its non-solicitation covenants;

(e)	prior to providing any such copies, access, or disclosure, PJC enters into a confidentiality agreement with such Person that contains a customary standstill provision and that is otherwise on terms that are no less favourable to PJC than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person will have already been (or simultaneously be) provided to Metro (by posting such information to the Data Room or otherwise); and

(f)	prior to providing any such copies, access or disclosure, PJC provides Metro with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in subparagraph (e) above.

Right to match

If PJC receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation Resolution by the Shareholders, the Board may (having considered, inter alia, the recommendation of the Special Committee) authorize PJC to make a Change in Recommendation and terminate the Combination Agreement in order to enter into a definitive agreement with respect to such Superior Proposal, if and only if all of the following conditions are met:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with PJC or any of its Subsidiaries;

(b)	PJC has been, and continues to be, in compliance with its non-solicitation covenants;

(c)	PJC has provided Metro a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to PJC in connection therewith;

(d)	The Meeting has not occurred;

(e)	The Coutu Voting and Support Agreements have been terminated in accordance with the terms therein;

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(f)	PJC has delivered to Metro a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to authorize PJC to make a Change in Recommendation and terminate the Combination Agreement in order to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(g)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Metro received the Superior Proposal Notice and the date on which Metro received all of the materials referred to in subparagraph (c);

(h)	during any Matching Period, Metro has had the opportunity (but not the obligation) to offer to amend the Combination Agreement and the Amalgamation Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(i)	after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal, and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to authorize PJC to make a Change in Recommendation and terminate the Combination Agreement in order to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties.

During the Matching Period, or such longer period as PJC may approve (in its sole discretion) in writing for such purpose: (a) the Board will review any offer made by Metro to amend the terms of the Combination Agreement and the Amalgamation Agreement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) PJC will negotiate in good faith with Metro to make such amendments to the terms of the Combination Agreement and the Amalgamation Agreement as would enable Metro to proceed with the transactions contemplated by the Combination Agreement on such amended terms. If the Board determines (having considered, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, PJC will promptly so advise Metro and PJC and Metro will amend the Combination Agreement to reflect such offer made by Metro, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof will constitute a new Acquisition Proposal, and Metro will be afforded a new five (5) Business Days Matching Period from the later of the date on which Metro received the Superior Proposal Notice and the date on which Metro received all of the materials with respect to the new Superior Proposal from PJC.

The Board will promptly reaffirm the Board Recommendation (having considered, inter alia, the recommendation of the Special Committee) by press release after any Acquisition Proposal, which the Board has determined not to be a Superior Proposal, is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of the Combination Agreement and the Amalgamation Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. PJC will provide Metro and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and will make all reasonable amendments to such press release as requested by Metro and its counsel.

If PJC provides a Superior Proposal Notice to Metro on a date that is less than 10 Business Days before the Meeting, PJC will either proceed with or postpone the Meeting to a date that is not more than 15 Business Days after the scheduled date of the Meeting, as directed by Metro at its sole discretion.

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Nothing contained in the Combination Agreement will prevent the Board or the Special Committee from complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.

Breach by Subsidiaries and Representatives

Any violation of the covenants relating to non-solicitation described in “Covenants of PJC regarding non-solicitation” above by PJC, its Subsidiaries or their respective Representatives is deemed to be a breach of the Combination Agreement by PJC.

Covenants relating to access to information and confidentiality

From the date of the Combination Agreement until the earlier of the Effective Date and the termination of the Combination Agreement, PJC will, and will cause its Subsidiaries and Representatives to, subject to all applicable Laws and the terms of any existing Contracts and in accordance with the Confidentiality Agreement, give to Metro and its Representatives, upon reasonable notice, reasonable access to its and its Subsidiaries’ Books and Records, Contracts and financial and operating data or other information with respect to the assets or business of PJC as Metro or its Representatives may from time to time reasonably request in connection with strategic and integration planning and for any other reasons reasonably relating to the transactions contemplated in the Combination Agreement, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of PJC, and provided that no sampling or other intrusive environmental investigations or studies will be performed without PJC’s written consent (which consent will not be unreasonably withheld, conditioned or delayed).

Covenants relating to reorganization transactions

Subject to the terms of the Combination Agreement, prior to the Effective Time, PJC may, and may cause certain of its Affiliates to, take all steps necessary to effect and carry out a corporate reorganization previously disclosed to Metro prior to the signature of the Combination Agreement.

In addition, PJC agreed that, upon Metro’s request to be provided by way of written notice at least 15 Business Days prior to the Effective Date, PJC will use its commercially reasonable efforts to (i) perform such reorganizations of its business, operations, corporate structure of PJC’s Subsidiaries and assets or such other transactions as Metro may request, acting reasonably (each a “Pre-Amalgamation Reorganization”), (ii) cooperate with Metro and its advisors to determine the nature of the Pre-Amalgamation Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with Metro and its advisors to seek to obtain consents or waivers which might be required from PJC’s lenders under its existing credit facility in connection with the Pre-Amalgamation Reorganizations, if any.

PJC will not be obligated to participate in any Pre-Amalgamation Reorganization unless PJC determines in good faith that such Pre-Amalgamation Reorganization:

(a)	can be completed prior to the Effective Date, and can be unwound in the event the Amalgamation is not consummated without adversely affecting PJC or the Shareholders in any material manner;

(b)	is not, in the opinion of PJC, after consultation with its legal counsel, acting reasonably, prejudicial to PJC, any of its Subsidiaries, any Shareholders and any holders of Options, DSUs, PBS’, or SARs;

(c)	does not impair the ability of PJC to consummate, and will not materially delay the consummation of, the Amalgamation;

(d)	does not unreasonably nor materially interfere with the ongoing operations of PJC and its Subsidiaries;

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(e)	will not require PJC to obtain the approval of the Shareholders and will not require Metro to obtain the approval of its shareholders;

(f)	will not form part of any Regulatory Approvals;

(g)	does not require the directors, officers, employees or agents of PJC or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent;

(h)	will not be considered to constitute a breach of the representations, warranties or covenants of PJC under the Combination Agreement (including where any such Pre-Amalgamation Reorganization requires the consent of any third party under a Contract);

(i)	does not require PJC or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on any Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Amalgamation in the absence of the Pre-Amalgamation Reorganizations; and

(j)	does not result in any material breach by PJC or any of its Subsidiaries of any Material Contract or any breach by PJC or any of its Subsidiaries of their respective organizational documents or Law, provided that any failure to obtain consent in connection with the Pre-Amalgamation Reorganization will be deemed not to constitute or result in a breach pursuant to the Combination Agreement.

Metro agreed that it will be responsible for all costs and expenses associated with any Pre-Amalgamation Reorganization to be carried out at its request and will indemnify and save harmless PJC and its Affiliates from and against any and all direct and indirect liabilities, losses, damages, fees, claims, Taxes, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Amalgamation Reorganization (including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred), including the unwinding, reversal, modification or termination of such Pre-Amalgamation Reorganization, if after participating in any Pre-Amalgamation Reorganization the Amalgamation is not completed other than due to a breach by PJC of the terms and conditions of the Combination Agreement. The obligation of Metro to reimburse PJC for fees and expenses and be responsible for cost will be in addition to any other payment Metro may be obligated to make under the Combination Agreement and will survive termination of the Combination Agreement.

Metro may also, prior to the Effective Date at any time and from time to time, perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Metro deems necessary or desirable (each, a “Metro Reorganization”), provided that such Metro Reorganization does not adversely affect Metro’s ability to perform and comply with its covenants and agreements under the Combination Agreement. Metro must provide written notice to PJC of any proposed Metro Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, PJC and Metro will work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Metro Reorganization, including any amendment to the Combination Agreement or the Amalgamation Agreement.

Covenants relating to insurance and indemnification

Prior to the Effective Date, PJC will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by PJC and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Metro will, or will cause Amalco to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Metro will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies will not exceed 300% of PJC’s and its Subsidiaries current annual aggregate premium for policies currently maintained by PJC and its Subsidiaries.

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Metro agreed to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of PJC and its Subsidiaries disclosed in the PJC Disclosure Letter, and acknowledged that such rights will survive the completion of the Amalgamation and will continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date. If PJC or any of its Subsidiaries or any of their respective successors or assigns will (i) amalgamate, consolidate with or merge or wind-up into any other Person and will not be a continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Metro will ensure that proper provisions will be made so that the successors and assigns of PJC will assume all of the foregoing obligations.

Covenants relating to the listing of the new Metro Shares and the delisting of the Shares on the TSX

Metro has applied to list the Metro Shares issuable pursuant to the Amalgamation Agreement on the TSX and will use its commercially reasonable efforts to obtain conditional approval, subject to customary conditions, for the listing of such Metro Shares on the TSX.

PJC and Metro will use their commercially reasonable efforts to cause the Shares to be de-listed from the TSX promptly following completion of the Amalgamation.

Covenants relating to Metro’s board of directors

At the Effective Date, Metro will cause two persons designated by PJC (the “PJC Nominees”), each of which will meet Metro’s eligibility requirements, to join the board of directors of Metro, the membership of which will be modified to accommodate such two new directors. Metro will cause the PJC Nominees to be nominated for election to the board of directors of Metro at the first annual meeting of Metro called following the Effective Date; provided that if any of the PJC Nominees should resign, be ineligible or otherwise unable to serve as directors of Metro, PJC or Amalco, as applicable, will be entitled to nominate a replacement candidate for election. Metro will only be obligated to nominate for election to the board of directors of Metro such replacement candidate who is able and eligible to serve as a director of Metro.

Closing conditions

Mutual conditions precedent

Under the terms of the Combination Agreement, the Parties are not required to complete the Amalgamation unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	the Required Shareholder Approval in respect of the Amalgamation Resolution will have been obtained;

(b)	no Governmental Entity of competent jurisdiction will have (i) enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, prohibits or makes the consummation of the Amalgamation illegal or otherwise prohibits or enjoins PJC or Metro from consummating the Amalgamation or any of the other transactions contemplated in the Combination Agreement, or (ii) taken any proceeding of a judicial or administrative nature that relates to or results from the transactions contemplated in the Combination Agreement that would, if successful, result in an order or ruling that would reasonably be expected to cease trade, enjoin or prohibit the completion of the Amalgamation in accordance with its terms;

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(c)	the Regulatory Approvals will have been made, given or obtained and each such Regulatory Approval is in force and has not been modified;

(d)	the Amalgamation Agreement will be substantially in the form and content attached as Appendix C hereto; and

(e)	the Combination Agreement will not have been terminated in accordance with its terms.

Additional conditions precedent to the obligations of Metro

Metro is not required to complete the Amalgamation unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Metro and may only be waived, in whole or in part, by Metro in its sole discretion:

(a)	All acts, undertakings, obligations, agreements and covenants of PJC under the Combination Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date will have been duly performed in all material respects by PJC and Metro will have received a certificate of PJC addressed to Metro and dated as of the Effective Date, signed on behalf of PJC by the Chief Executive Officer and the Chief Financial Officer of PJC, in each case, without personal liability, confirming the same.

(b)	The representations and warranties of PJC under paragraphs 3.1.1 Organization and Qualification], 3.1.2 [Corporate Authorization], 3.1.5 [Binding Obligation], 3.1.6.1 [No Violation; Absence of Defaults and Conflicts], and 3.1.40 [Brokers] of Schedule 3.1 to the Combination Agreement were true and correct as of the date of the Combination Agreement and will be true and correct in all material respects on the Effective Date (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties will be ignored), (ii) the representations and warranties of PJC set forth in paragraph 3.1.10 [Capital Structure] of Schedule 3.1 to the Combination Agreement (in respect of the number of securities of PJC outstanding) are true and correct as of the Effective Time in all but de minimis respects, in each case except for representations and warranties made as of a specified date, the accuracy of which will be determined as of such specified date, and (iii) all other representations and warranties of PJC set forth in the Combination Agreement were true and correct as of the date of the Combination Agreement and will be true and correct in all respects as of the Effective Date, without regard to any materiality or Material Adverse Effect standard (except to the extent such representations and warranties speak as of a specified date, in which event such representations and warranties will be true and correct in all respects as of such specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of PJC; and Metro will have received a certificate of PJC, addressed to Metro and dated as of the Effective Date, signed on behalf of PJC by the Chief Executive Officer and the Chief Financial Officer of PJC, in each case, without personal liability, confirming the same.

(c)	Since the date of the Combination Agreement, there will not have occurred a Material Adverse Effect in respect of PJC.

Additional conditions precedent to the obligations of PJC

The Corporation is not required to complete the Amalgamation unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(a)	All acts, undertakings, obligations, agreements and covenants of Metro under the Combination Agreement or under the Amalgamation Agreement to be performed on or

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before the Effective Date will have been duly performed in all material respects by Metro and PJC will have received a certificate of Metro addressed to PJC and dated as of the Effective Date, signed on behalf of Metro by the Chief Executive Officer and the Chief Financial Officer of Metro, without personal liability, confirming the same.

(b)	(i) the representations and warranties of Metro under paragraphs 3.2.1 [Organization and Qualification], 3.2.2 [Corporate Authorization], 3.2.3 [Binding Obligation] and 3.2.4.1 [No Violation; Absence of Defaults and Conflicts] of Schedule 3.2 to the Combination Agreement were true and correct as of the date of the Combination Agreement and will be true and correct in all material respects on the Effective Date (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties will be ignored), (ii) the representations and warranties of Metro set forth in paragraph 3.2.8.1 [Capital Structure] of Schedule 3.2 to the Combination Agreement will reflect the number of common shares of Metro issued and outstanding as of the Effective Time in all but de minimis respects, and (iii) all other representations and warranties of Metro set forth in the Combination Agreement were true and correct as of the date of the Combination Agreement and will be true and correct in all respects as of the Effective Date, without regard to any materiality or Material Adverse Effect standard (except to the extent such representations and warranties speak as of a specified date, in which event such representations and warranties will be true and correct in all respects as of such specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect; and PJC will have received a certificate of Metro, addressed to PJC and dated as of the Effective Date, signed on behalf of Metro by the Chief Executive Officer and the Chief Financial Officer of Metro, in each case without personal liability, confirming the same.

(c)	Metro will have deposited with the Depositary in escrow on the Business Day immediately prior to the date of the filing by PJC of the Articles of Amalgamation with the Enterprise Registrar sufficient funds and a treasury order relating to the issuance of a sufficient number of Metro Shares required to effect payment in full of the aggregate Consideration to be paid pursuant to all of the transactions contemplated by the Combination Agreement and the Amalgamation, and the Depositary will have confirmed to PJC receipt of the funds and the Metro Shares.

(d)	The conditional approval of TSX to the listing of the Metro Shares issuable pursuant to the Amalgamation Agreement will have been obtained and be in force and have not been rescinded.

(e)	Since the date of the Combination Agreement, there will have not occurred a Material Adverse Effect in respect of Metro.

Termination

The Parties have agreed that the Combination Agreement will be effective from the date of the Combination Agreement until the earlier of the Effective Time and the termination of the Combination Agreement in accordance with its terms.

The Combination Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	by either PJC, on the one hand, or Metro, on the other hand, if:

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(i)	The Effective Date has not occurred on or before the Outside Date, except that the right to terminate the Combination Agreement will not be available to a Party if the failure of the Effective Date to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Combination Agreement;

(ii)	After the date of the Agreement, there will be enacted or made any applicable Law (or any such applicable Law will have been amended) that makes consummation of the Amalgamation illegal or otherwise prohibits or enjoins PJC or Metro from consummating the Amalgamation and such applicable Law (if applicable) or enjoinment will have become final and non-appealable; provided that a Party may not terminate the Combination Agreement if the Law has been enacted, made, enforced or amended, as applicable, as a result of a breach by such party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Combination Agreement; and provided the Party seeking to terminate the Combination Agreement has used its best efforts in respect of Regulatory Approvals and commercially reasonable efforts with respect to all other matters to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Amalgamation; or

(iii)	The Shareholders fail to approve the Amalgamation Resolution at the Meeting, provided that a Party may not terminate the Combination Agreement if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Combination Agreement and, in the case of PJC, it will not be entitled to terminate the Combination Agreement until at least 10 Business Days have elapsed from the date of the Meeting;

(c)	by Metro if:

(i)	A breach of any representation or warranty or failure to perform any covenant or agreement on the part of PJC set forth in the Combination Agreement will have occurred that would cause the mutual conditions precedent or any condition relating to its representations and warranties or covenants not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with the terms of the Combination Agreement; provided, in each of those cases, that Metro is not then in breach of its obligations under the Combination Agreement; or

(ii)	There has occurred a Material Adverse Effect in respect of PJC.

(d)	by PJC if:

(i)	A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Metro set forth in the Combination Agreement will have occurred that would cause the mutual conditions precedent or any condition relating to its representations and warranties or covenants not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with the terms of the Combination Agreement; provided, in each of those cases, that PJC is not then in breach of its obligations under the Combination Agreement; or

(ii)	PJC receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation Resolution by the Shareholders and the Board authorizes PJC to terminate the Combination Agreement in compliance with the terms of the Combination Agreement, provided that, prior to or concurrently with such termination, PJC pays the Termination Fee in accordance with the terms of the Combination Agreement.

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Termination fees and expenses

Further to the occurrence of any of the following events, the Corporation will pay Metro the Termination Fee in the amount of $135 million:

(a)	termination by the Corporation, in order to enter into a definitive agreement in respect of a Superior Proposal; or

(b)	termination by the Corporation or Metro pursuant to their right to terminate the Combination Agreement if the Required Shareholder Approval is not obtained or if the Outside Date occurs (provided that Metro is not then in breach of the Combination Agreement so as to cause any condition related to its representations and warranties and covenants not to be satisfied), or termination by Metro pursuant to its right to terminate the Combination Agreement in the context of a breach of a representation and warranty by the Corporation if, and only if:

(i)	prior to the Meeting, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person other than Metro; and

(ii)	within 365 days following the date of such termination, an Acquisition Proposal is consummated.

For the purpose of the foregoing, the term “Acquisition Proposal” has the meaning assigned to such term in the “Glossary of Terms” of the present Information Circular, except that references to “20% or more” will be deemed to be references to “50% or more”.

Except as expressly otherwise provided in the Combination Agreement (including in connection with the Pre-Amalgamation Reorganization), all out-of-pocket third party transaction expenses incurred in connection with the Combination Agreement and the Amalgamation and the transactions contemplated thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in connection with, or incidental to, the Amalgamation, will be paid by the Party incurring such expenses, whether or not the Amalgamation is consummated.

In the event that the Combination Agreement is terminated by either PJC or Metro because of (i) the occurrence of the Outside Date or (ii) a breach by the other Party of its representations, warranties or covenants in the Combination Agreement, PJC or Metro, as applicable, will be obligated to, within two Business Days of such termination, pay or cause to be paid to the other Party by wire transfer of immediately available funds an expense reimbursement fee of up to $20 million, provided that the Party seeking to terminate the Combination Agreement is not then in default of its obligations under the Combination Agreement. In no event will the Corporation be required to pay the Termination Fee, on the one hand, and the expense reimbursement fee, on the other hand, in the aggregate, an amount in excess of the Termination Fee.

Amendment

The Combination Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the date of filing of the Articles of Amalgamation with the Enterprise Registrar, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Combination Agreement or in any document delivered pursuant hereto;

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(c)	waive compliance with or modify any of the covenants contained in the Combination Agreement and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent contained in the Combination Agreement;

provided that, notwithstanding the foregoing, the terms of the Combination Agreement will not be amended after the holding of the Meeting in a manner materially prejudicial to the Shareholders without the approval of the Shareholders given in the same manner as required by Law for the approval of the Amalgamation.

Governing law

The Combination Agreement is governed by and construed in accordance with the Laws of the province of Québec and the Laws of Canada applicable therein. Under the terms of the Combination Agreement, the Parties submitted to the non-exclusive jurisdiction of the competent courts in the judicial district of Montréal, Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by the Combination Agreement.

CERTAIN LEGAL AND REGULATORY MATTERS

Steps to implementing the Amalgamation and timing

PJC will, subject to Shareholders approving the Amalgamation Resolution at the Meeting and provided that all conditions precedent to the Amalgamation set forth in the Combination Agreement have been satisfied or waived, and provided further that the Combination Agreement has not otherwise been terminated, as soon as reasonably practicable thereafter complete the Amalgamation and file with the Enterprise Registrar the Articles of Amalgamation together with such other documents as may be required pursuant to the QBCA to give effect to the Amalgamation. The QBCA provides that, upon receipt of such Articles of Amalgamation, the Enterprise Registrar will issue a Certificate of Amalgamation, which attests the amalgamation as of the date and time shown on the Certificate.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Amalgamation Resolution. Pursuant to the Combination Agreement and Chapter XI of the QBCA, the Amalgamation Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of Class A Shares and holders of Class B Shares, voting together as a single class, present in person or represented by proxy at the Meeting and entitled to vote. In accordance with the terms of the Combination Agreement, the Amalgamation Resolution must receive the Required Shareholder Approval in order for PJC to complete the Amalgamation on the Effective Date. See “Summary of the Combination Agreement”.

Securities Law matters

Application of Regulation 61-101 regarding Protection of Minority Security Holders in Special Transactions

PJC is a reporting issuer (or its equivalent) in all provinces of Canada and, accordingly, is subject to applicable Securities Laws of such provinces. In addition, the securities regulatory authorities in the provinces of Ontario, Québec, Alberta, Manitoba and New Brunswick have adopted Regulation 61-101 regarding Protection of Minority Security Holders in Special Transactions (“MI 61-101”) which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

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The Amalgamation does not constitute an issuer bid, an insider bid or a related party transaction within the meaning of MI 61-101. In assessing whether the Amalgamation could be considered to be a business combination for the purposes of MI 61-101, PJC reviewed all benefits or payments which related parties of PJC are entitled to receive, directly or indirectly, as a consequence of the Amalgamation to determine whether any constituted a collateral benefit. For these purposes, the only related parties of PJC that are entitled to receive a benefit, directly or indirectly, as a consequence of the Amalgamation are certain directors and officers of PJC.

Certain of the executive officers and directors of PJC hold Options, SARs, DSUs and PBS’. If the Amalgamation is completed, the vesting of all Options, DSUs and PBS’ is to be accelerated and such officers and directors are to receive cash payments in consideration for the surrender to PJC for cancellation of such Options, DSUs and PBS’ immediately prior to the Amalgamation. Upon closing of the Amalgamation, the SARs will be forfeited by their holders for no consideration. Certain officers of PJC may also be entitled to participate in PJC’s special retention bonus program in connection with the Amalgamation. See “The Amalgamation - Interest of certain persons in the Amalgamation” for detailed information regarding the benefits and other payments to be received by such directors and officers of PJC in connection with the Amalgamation.

Following disclosure by each of the directors and officers to the Board of the number of Shares held by them and the benefits or payments that they expect to receive pursuant to the Amalgamation, the Board has determined that the aforementioned benefits or payments fall within an exception to the definition of collateral benefit for the purposes of MI 61-101, since the benefits are received solely in connection with the related parties’ services as employees or directors of PJC or of any affiliated entities of PJC, are not conferred for the purpose, in whole or in part, of increasing the value of the Consideration paid to the related parties for their Shares, and are not conditional on the related parties supporting the Amalgamation in any manner, and at the time of the entering into of the Combination Agreement, none of the related parties entitled to receive the benefits exercised control or direction over, or beneficially owned, more than 1% of the outstanding Class A Shares or Class B Shares, as calculated in accordance with MI 61-101. Accordingly, such benefits are not collateral benefits for the purposes of MI 61-101 and the Amalgamation does not constitute a business combination for the purposes of MI 61-101.

Resale of securities

Each Shareholder is urged to consult its professional advisors to determine the conditions and restrictions applicable to such Shareholder in trading Metro Shares received pursuant to the Amalgamation. Holders of Shares in the United States are urged to review the subsection “Certain legal and regulatory matters - U.S. Securities Laws matters” below.

The issuance of Metro Shares in connection with the Amalgamation will constitute a distribution of securities which will be exempt from the prospectus requirements of applicable Canadian securities laws. The first trade of Metro Shares received pursuant to the Amalgamation will be exempt from the prospectus requirements of applicable Canadian securities laws, provided that: (i) Metro is and has been a reporting issuer in a jurisdiction of Canada for four months immediately preceding the trade; (ii) such trade is not a control distribution as defined in Regulation 45-102 regarding Resale of Securities; (iii) no unusual effort is made to prepare the market or to create a demand for the Metro Shares; (iv) no extraordinary commission or Consideration is paid to a person or company in respect of such trade; and (v) if the selling security holder is an insider or officer of Metro, the selling security holder has no reasonable grounds to believe that Metro is in default under Canadian securities laws.

Stock exchange delisting and reporting issuer status

PJC expects that the Shares will no longer be listed on the TSX after the completion of the Amalgamation. Metro also intends that following the completion of the Amalgamation, PJC will cease to be a reporting issuer under the Securities Laws of each of the provinces under which it is currently a reporting issuer.

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Stock exchange approval

The Metro Shares are listed on the TSX and trade under the symbol “MRU”. Metro has applied to the TSX to list the Metro Shares issuable pursuant to the Amalgamation and it is a condition of closing of the Amalgamation that the Metro Shares issuable to the Shareholders pursuant to the Combination Agreement be approved for listing on the TSX (subject to customary conditions).

U.S. Securities Laws matters

A Registration Statement under the U.S. Securities Act, which covers the Metro Shares to be offered to Shareholders that are residents of the United States pursuant to the Amalgamation, has been filed with the SEC on Form F-8. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website under Metro’s issuer profile at www.sec.gov. The following documents have been filed with the SEC as part of the Registration Statement: (a) the Notice of Meeting, (b) the Information Circular, (c) the form of proxy accompanying the Circular, (d) the Letter of Transmittal and Election Form, (e) the documents listed under the headings “Information concerning Metro - Documents incorporated by reference” and “Information concerning PJC - Documents incorporated by reference”, (f) the Combination Agreement, and (g) various other documents. In addition, copies of these documents may also be obtained on request without charge from the Corporate Secretary of Metro at 7151, Jean-Talon E., 3rd Floor, Montréal, Québec H1M 3N8, or by telephone at (514) 356-5823. The unaudited interim financial reports of Metro as at and for the 16 and 40-weeks periods ended on July 1, 2017 incorporated by reference in this Information Circular have been prepared by, and are the responsibility of, Metro’s management. Ernst & Young LLP has not completed an audit or review of these unaudited financial results. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Regulatory Approvals

Competition Act Approval

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner of Competition and the applicable waiting period has expired or been terminated by the Commissioner of Competition.

The waiting period is 30 calendar days after the day on which the parties to the Notifiable Transaction have each submitted their respective Notifications. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner of Competition notifies the parties, pursuant to Subsection 114(2) of the Competition Act, that the Commissioner of Competition requires additional information that is relevant to the Commissioner of Competition’s assessment of the Notifiable Transaction (a “Supplementary Information Request”). In the event that the Commissioner of Competition provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time.

A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner of Competition notifies the parties that he does not, at that time, intend to challenge the transaction by making an application under section 92 of the Competition Act (a “No Action Letter”). In such a case, the Commissioner of Competition will reserve the right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed. Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner of Competition under Subsection 102(1) of the Competition Act for an advance ruling certificate (an “ARC”)

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formally confirming that the Commissioner of Competition is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction. Upon the issuance of an ARC, the parties to a Notifiable Transaction are legally entitled to complete their transaction.

Regardless of whether a merger is subject to notification under Part IX of the Competition Act, the Commissioner of Competition can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner of Competition did not issue an ARC in respect of the merger. On application by the Commissioner of Competition under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner of Competition, the Competition Tribunal may order a person to take any other action. The Commissioner of Competition may also seek interim relief from the Competition Tribunal under sections 100 and 104 of the Competition Act. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The Amalgamation is a Notifiable Transaction. PJC and Metro will submit to the Commissioner of Competition their respective Notifications and a request for an ARC in respect of the Amalgamation pursuant to the terms of the Combination Agreement.

Stock exchange approval

The Metro Shares are listed on the TSX and trade under the symbol “MRU”. Metro has applied to the TSX to list the Metro Shares issuable pursuant to the Amalgamation and it is a condition of closing of the Amalgamation that the Metro Shares issuable to the Shareholders pursuant to the Combination Agreement be approved for listing on the TSX (subject to customary conditions).

Holdco Alternative

Metro will permit each Person (a “Qualifying Holdco Shareholder”) that: (i) is resident in Canada for purposes of the Tax Act; (ii) is not exempt from tax under Part I of the Tax Act (including a partnership if all of the members of the partnership are resident in Canada); (iii) is a registered owner of Shares, (iv) transfers all of its Shares to the Qualifying Holdco as part of the Holdco Alternative; and (v) elects in respect of such Shares by contacting Computershare Trust Company of Canada at 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com and completing, executing and returning the applicable Letter of Transmittal and Election Form, no later than the date referred to in the applicable Letter of Transmittal and Election Form, to include in the Amalgamation a corporation (a “Qualifying Holdco”) that meets the conditions described below (the “Holdco Alternative”):

(a)	such Qualifying Holdco was incorporated under the QBCA not earlier than January 15, 2018, unless written consent is obtained from Metro;

(b)	such Qualifying Holdco will not be comprised of more than three classes of shares, two classes of common shares and one class of preferred shares, the terms and conditions of which will be determined in consultation with Metro;

(c)

such Qualifying Holdco is a single purpose corporation that has not carried on any business, has no employees, has not held or does not hold any assets other than Shares and a nominal amount of cash, has never entered into any transaction other than those relating to and necessary for the

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implementation of this Holdco Alternative and exchanges of shares of such Qualifying Holdco between such Qualifying Holdco and such Qualifying Holdco Shareholder or, with Metro’s consent, such other transactions as are necessary to facilitate those transactions described in the Amalgamation Agreement;

(d)	at the Effective Time, such Qualifying Holdco will have no liabilities or obligations of any kind whatsoever (except to Metro under the terms of the Holdco Alternative), including any liability or obligation to pay any amount on or after the Effective Date;

(e)	at the Effective Time, such Qualifying Holdco will not have unpaid declared dividends and, prior to the Effective Time, such Qualifying Holdco will not have paid any dividends or other distributions, other than an increase in stated capital, a stock dividend, a cash dividend financed with a daylight loan or a dividend paid through the issuance of a promissory note with a determined principal amount and any such promissory note issued in relation to the payment of any such dividend will have been capitalized into such Qualifying Holdco and no longer be outstanding as of the Effective Time;

(f)	at the Effective Time, unless written consent is obtained from Metro, such Qualifying Holdco will not have made any election or designation under the Tax Act or any Canadian provincial or territorial income tax legislation, other than eligible dividend designations and any election made under section 85 of the Tax Act and any corresponding Canadian provincial or territorial provision;

(g)	such Qualifying Holdco will have no shares outstanding other than shares held by such Qualifying Holdco Shareholder or its Qualifying Holdco Shareholder Subsidiary, if applicable, as beneficial owner and free and clear of all Encumbrances, the number of all such shares outstanding will be equal to the number of Shares held by such Qualifying Holdco, and no other person will have any option, warrant or other right to acquire any securities of such Qualifying Holdco;

(h)	at all times such Qualifying Holdco will be a resident of Canada for the purposes of the Tax Act and will not be a resident of, and will have no taxable presence in, any other country;

(i)	such Qualifying Holdco will have not more than three directors and three officers;

(j)	such Qualifying Holdco Shareholder will at its cost and in a timely manner prepare and file all income Tax Returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending immediately prior to the Amalgamation, subject to Metro’s right to approve all such Tax Returns as to form and substance;

(k)	such Qualifying Holdco Shareholder will indemnify PJC and Metro, and any successor thereof, for any and all liabilities of such Qualifying Holdco in a form satisfactory to Metro acting reasonably;

(l)	such Qualifying Holdco Shareholder will be required to make representations and warranties and covenants required by Metro, acting reasonably;

(m)	such Qualifying Holdco will be required to be a party to the Amalgamation Agreement and other ancillary documentation;

(n)	such Qualifying Holdco Shareholder will provide Metro with copies of all draft documents necessary to effect the transactions contemplated in the Combination Agreement on or before the 10th Business Day preceding the Effective Date, the completion of which will comply with applicable Laws (including Securities Laws) at or prior to the Effective Time;

(o)	the entering into or implementation of the Holdco Alternative will not result in any delay in completing any other transaction contemplated by the Combination Agreement;

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(p)	access to the books and records of such Qualifying Holdco will have been provided on or before the 10th Business Day prior to the Effective Date and Metro and its outside legal counsel will have completed their due diligence regarding the business and affairs of such Qualifying Holdco;

(q)	the terms and conditions of such Holdco Alternative must be satisfactory to Metro and PJC, acting reasonably;

(r)	such Qualifying Holdco Shareholder will waive their Dissent Rights; and

(s)	such Qualifying Holdco Shareholder will be required to pay all reasonable out-of-pocket expenses incurred by Metro or PJC in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by Metro or PJC.

Any Qualifying Holdco Shareholder who elects the Holdco Alternative will be required to make full disclosure to Metro of all transactions involved in such Holdco Alternative. In the event that the terms and conditions of or the transactions involved in such Holdco Alternative are not satisfactory to Metro, acting reasonably, the Holdco Alternative will not be offered and the other transactions contemplated by the Combination Agreement will be completed subject to the other terms and conditions hereof.

Each Qualifying Holdco Shareholder will be required to make representations and warranties and covenants required by Metro, acting reasonably, and will also be required to be a party to the Amalgamation Agreement and other ancillary documentation. Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative on or prior to the Holdco Election Date will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative.

If a Qualifying Holdco Shareholder (i) has elected to receive the Share Consideration in respect of its Shares and would receive Amalco Redeemable Shares upon the Amalgamation in lieu of the Excess Metro Share Election, or (ii) has elected to receive the Cash Consideration in respect of its Shares and would receive Metro Shares upon the Amalgamation in lieu of the Excess Cash Election, and (iii) has elected in the Letter of Transmittal and Election Form to take advantage of the following alternative (the “Qualifying Holdco Shareholder Election”), then:

(a)	PJC, in cooperation with the Depositary, will inform such Qualifying Holdco Shareholder at least five (5) Business Days prior to the Effective Date of the number of Amalco Redeemable Shares that such Qualifying Holdco Shareholder would receive upon the Amalgamation if no Qualifying Holdco Shareholder Election would have been made;

(b)	such Qualifying Holdco Shareholder will, effective on the day prior to the Effective Date, transfer to a wholly-owned subsidiary corporation of such Qualifying Holdco Shareholder which will meet the requirements of paragraphs (a), (c), (d), (g), (h), (l), (n), (q) and (r) above mentioned (a “Qualifying Holdco Shareholder Subsidiary”), a number of preferred shares of the Qualifying Holdco, which will have a value equal to the Amalco Redeemable Shares that would have otherwise been issuable to such Qualifying Holdco Shareholder if no Qualifying Holdco Shareholder Election was made (the “Qualifying Holdco Cash Allocation Shares”); and

(c)	on the Amalgamation, in accordance with the Amalgamation Agreement, the Qualifying Holdco Cash Allocation Shares of such Qualifying Holdco Shareholder Subsidiary will be converted into a number of Amalco Redeemable Shares that such Qualifying Holdco Shareholder would have been entitled to receive and all other Qualifying Holdco Shares held by such Qualifying Holdco Shareholder will be cancelled and the holder thereof will receive in exchange the Metro Shares that it is otherwise entitled to receive under the Combination Agreement.

Upon request by a Qualifying Holdco Shareholder, Metro may in its sole discretion agree to waive any of the requirements described above.

Participating in the Holdco Alternative may give rise to certain income tax consequences for Shareholders that are not described in this Information Circular. Shareholders who wish to avail themselves of the Holdco Alternative, should consult their own financial, tax and legal advisors before contacting the Depositary to inform them of their election.

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DISSENTING SHAREHOLDERS RIGHTS

Summary

The adoption of the Amalgamation Resolution confers to a registered Shareholder (other than Qualifying Holdco Shareholders, Qualifying Holdcos and holders of Shares who have failed to exercise all their voting rights against the Amalgamation Resolution) as of the Record Date the right to demand that PJC repurchase all of the registered Shareholder’s Shares for a repurchase price equal to the fair value of such Shares if the registered Shareholder exercises all the voting rights carried by those Shares against the Amalgamation Resolution, the whole in accordance with Chapter XIV – Division I of the QBCA (as modified or supplemented by the terms of the Amalgamation Agreement) (the “Dissent Rights”).

The filing of a notice to demand the repurchase of Shares in respect of the Amalgamation will not deprive a Shareholder of the right to vote in respect of the Amalgamation Resolution. However, a registered Shareholder will not be entitled to demand the repurchase of its Shares under the QBCA with respect to the Amalgamation if such Shareholders votes any of its Shares in favour of the Amalgamation Resolution. A brief summary of the provisions of the Dissent Rights under the QBCA is set out below and is qualified in its entirety by the text of Chapter XIV of the QBCA which is set out in full in Appendix F hereto.

Non-registered Shareholders should be aware that only registered Shareholders as of the Record Date may provide a written notice to PJC to demand repurchase of their Shares and, as a consequence, must contact their Intermediary in order to exercise the right to demand the repurchase in respect of the Amalgamation.

Right to demand repurchase of Shares under the QBCA

The following description is not a comprehensive statement of the procedures to be followed by a registered Shareholder (other than Qualifying Holdco Shareholders, Qualifying Holdcos and holders of Shares who have failed to exercise all their voting rights against the Amalgamation Resolution) who seeks payment of the fair value of his Shares (a “Dissenting Shareholder”) and is qualified in its entirety by reference to the full text of Chapter XIV of the QBCA which is attached to this Information Circular as Appendix F hereto. A Dissenting Shareholder should carefully consider and comply with the provisions of that chapter. Failure to comply with the provisions of that chapter and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Dissenting Shareholders must send a Dissent Notice to PJC to that effect before the Meeting or inform the chair of the Meeting during the Meeting of that fact; otherwise, they are deemed to renounce to their right. The Dissent Notice must be received by PJC at its administrative office at 245 Jean Coutu Street in Varennes, Province of Québec, Canada, J3X 0E1 fax 450-442-2724, attention: Brigitte Dufour, Vice President, Legal Affairs and Corporate Secretary, with a copy to Stikeman Elliott LLP at 1155 blvd René-Lévesque West, suite 4100, Montréal (Québec), H3B 3V2, fax 1-514-397-3222, attention: Mtre André J. Roy and Mtre Robert Carelli. The repurchase price is the fair value of the Shares as of the close of business of PJC on the day before the Amalgamation Resolution is adopted.

On taking action approved by the Amalgamation Resolution, PJC will send the Dissenting Shareholders a repurchase notice indicating the repurchase price offered, with an explanation as to how the price was determined, and in a case where PJC is unable to pay the full repurchase price because it is or would be unable to pay its liabilities as they become due, the maximum amount of the price offered that PJC is able to pay. Within 30 days after receiving the repurchase notice, Dissenting Shareholders must confirm to PJC their decision to exercise their right to demand the repurchase of all, but not less than all, of their Shares; otherwise, they are deemed to renounce to their right. PJC must pay the offered repurchase price

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to all Dissenting Shareholders who confirmed their decision to exercise their right to demand the repurchase price of their Shares within 10 days after such confirmation. PJC’s obligation to make the payment is conditional on its ability to pay its liabilities as they become due, failing which PJC will only be required to pay the amount that it may legally pay and the balance will be treated as a claim of the Dissenting Shareholders being bought out.

To contest PJC’s appraisal of the fair value of their Shares, Dissenting Shareholders must notify PJC within the same 30-day period given to confirm their decision to exercise their right to demand a repurchase and in the same manner. Such contestation is a confirmation of a Dissenting Shareholder’s decision to exercise the right to demand a repurchase. Within 30 days of receiving a notice of contestation, PJC may maintain its original offer or may increase the repurchase price, in which case the increase must apply to all contesting Dissenting Shareholders. If PJC maintains the original price or does not follow up on a Dissenting Shareholder’s contestation within 30 days of receiving the notice thereof, the contesting Dissenting Shareholders may ask the court to determine whether an increase is appropriate and the amount of such increase and if PJC chooses to increase the repurchase price, contesting Dissenting Shareholders may contest it and ask the court to establish the appropriate increase. Any application to the court must be made within 90 days after the Dissenting Shareholder received the repurchase notice. As soon as an application is made to the court, PJC must notify all the other Dissenting Shareholders still contesting the appraisal of the fair value or the increase in the repurchase price.

All Dissenting Shareholders notified of the application by PJC will be bound by the judgment of the court, which may ask an expert to appraise the fair value of the Shares of the Dissenting Shareholders. PJC must promptly pay the increase in the repurchase price offered by PJC to all Dissenting Shareholders who did not contest the increase. PJC will be required to pay any increase in the repurchase price determined by the court to all Dissenting Shareholders bound by the court judgment, within 10 days after the judgment. PJC’s obligation to make the payment is conditional on its ability to pay its liabilities as they become due, failing which PJC will only be required to pay the amount that it may legally pay and the balance will be treated as a claim of the Dissenting Shareholders being bought out.

Non-registered Shareholders

Anyone who is a non-registered Shareholder and who wishes to exercise Dissent Rights should be aware that only registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a non-registered Shareholder who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the name of such Shareholder prior to the time the Dissent Notice is required to be received by PJC or, alternatively, make arrangements for the registered Shareholder of such Shares to exercise Dissent Rights on behalf of such Shareholder. A Shareholder wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares registered in the name of such Shareholder if such Shareholder exercised all the voting rights carried by those Shares against the Amalgamation Resolution.

INFORMATION CONCERNING PJC

Overview

The Corporation, which has its head office at 245, Jean Coutu Street, Varennes, Québec J3X 0E1, was incorporated on June 22, 1973, under the name Services Farmico Inc., under Part I of the Companies Act (Québec). On January 27, 1986, the Corporation was continued under Part IA of the Companies Act (Québec) by means of a certificate of continuance. It is now governed by the QBCA since it came into force on February 14, 2011.

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Documents incorporated by reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge by writing to Brigitte Dufour, Vice President, Legal Affairs and Corporate Secretary of PJC, at 245, Jean Coutu Street, Varennes, Québec J3X 0E1, or by accessing the disclosure documents available electronically under PJC’s issuer profile on SEDAR at www.sedar.com. In addition, copies of these documents may also be obtained on request without charge from the Corporate Secretary of Metro at 7151, Jean-Talon E., 3rd Floor, Montréal, Québec H1M 3N8, or by telephone at (514) 356-5823.

The following documents, filed with securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Information Circular:

(a)	the annual information form of PJC dated April 26, 2017, for the year ended March 4, 2017;

(b)	the audited consolidated financial statements of PJC for the fiscal years ended March 4, 2017 and February 27, 2016, and related notes, together with the independent auditor’s report thereon, and the management’s discussion and analysis in connection therewith;

(c)	the unaudited interim condensed consolidated financial statements of PJC for the 13 and 26-weeks period ended September 2, 2017, and related notes, together with the management’s discussion and analysis therewith;

(d)	the material change report of PJC dated October 6, 2017, relating to the Amalgamation;

(e)	the material change report of PJC dated April 27, 2017, relating to the receipt by PJC of the TSX’s regulatory approval for the launch of PJC’s normal course issuer bid; and

(f)	the management proxy circular of PJC dated April 26, 2017, distributed in connection with the annual general meeting of Shareholders held on July 11, 2017.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, unaudited interim condensed consolidated financial statements, annual consolidated financial statements and the auditor’s report thereon, management’s discussion and analysis and proxy circulars filed by PJC with applicable securities commissions or similar authorities in Canada under PJC’s issuer profile on SEDAR at www.sedar.com after the date of this Information Circular and before the completion of the Amalgamation, will be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

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Summary description of business

PJC is one of the largest pharmacy chains in Québec. The “Jean Coutu” name is a widely-recognized brand in Québec. Moreover, for many years, PJC has been among the most admired corporations in Québec according to a survey conducted annually by Léger Marketing.

PJC’s operations are based on a franchise model. Under Québec law, only pharmacists are permitted to own a pharmacy. PJC franchisees own their businesses and are responsible for managing their stores and their layout. They are also responsible for funding their inventory. PJC generates revenues from royalties, based on a percentage of store sales, from the sale of merchandise to franchisees, mainly delivered from its distribution centers and from services rendered to them. PJC also generates important revenues from real estate properties, including many strategically-located PJC franchised pharmacy locations. In fact, the Corporation is the owner or holds the rights to the master lease for nearly all of its PJC franchised stores.

The Corporation’s activities consist of two operating segments: franchising and generic drugs.

Franchising

The Jean Coutu Group exercises its franchising activities in the Canadian drugstore retail industry, mainly in Eastern Canada.

In connection with its activities, the Corporation acts as franchisor under its banners, operates three distribution centres and coordinates several other services for the benefit of its 418 franchised stores as of October 24, 2017. These services include centralised purchasing, distribution, marketing, training, human resources, management, operational consulting, information systems and the private labels program of the Corporation.

Generic Drugs

Among others, PJC owns Pro Doc, a generic drug manufacturer located in Laval, Québec, with a portfolio of about 165 generic molecules and about 350 different products. With its portfolio, Pro Doc’s mission is to supply wholesalers, including PJC, as well as Québec’s pharmacists, with drugs. A generic drug is equivalent to a brand-name drug. Each generic molecule contains the same active ingredients as the original molecule, that is, chemical substances that act on the body and produce the desired effect. All generic drugs are assessed by Health Canada with regard to safety, efficiency and quality and must be approved before being marketed.

Pro Doc ensures that manufacturing standards are complied with and required authorizations are obtained when it markets generic products. In order to do so, it implements within the framework of its operations all the required procedures and measures regarding the quality control of its products. It also enters into long-term agreements with its major generic molecule suppliers to ensure the quality of its supply. These agreements also regulate the management of licenses that enable Pro Doc to distribute and sell its products and to obtain the regulatory approvals for its operations.

The generic drugs manufactured by Pro Doc are exclusively sold in Québec to wholesalers, such as the Corporation, and pharmacists under its trademark “Pro Doc”.

Additional information about PJC’s business is included in the documents incorporated by reference into this Information Circular.

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Directors and executive officers

Directors

The following table lists the name, municipality and province of residence of each director of the Corporation as of October 24, 2017, his or her position and principal occupation and the year in which he or she became a director.

Name and place of residence	Position and principal occupation	Director of PJC since	Previous positions
Lise Bastarache Candiac, Québec	Economist and corporate director	March 2003	—

François J. Coutu Verdun, Québec	Pharmacist by profession, President and chief executive officer of PJC	December 1985	—

Jean Coutu, O.C., O.Q.Montréal, Québec	Pharmacist by profession, Chairman of the Board of PJC	June 1969	—

Marie-Josée Coutu Outremont, Québec	President of Fondation Marcelle et Jean Coutu	September 1997	—

Michel Coutu Montréal, Québec	President of MMC Consulting Inc.	December 1985	—

Sylvie Coutu Outremont, Québec	President of Sylvie Coutu Design	September 1997	—

Marcel E. Dutil Saint-Georges-de-Beauce, Québec	Chairman of the board of Canam Group Inc.	September 1995	—

Nicolle Forget Longueuil, Québec	Corporate director, Vice Chairman of the Board	September 1993	—

Michael Hanley Mount-Royal, Québec	Corporate director	July 2016	—

Marie-Josée Lamothe Beaconsfield, Québec	Managing director of branding and Managing director of Québec for Google Canada	July 2016	Executive vice president, marketing and corporate relations, L’Oréal Canada, 2010 to 2014.

Andrew T. Molson Westmount, Québec	Chairman of the board of RES PUBLICA consulting group	July 2014	—

Cora Mussely Tsouflidou Prévost, Québec	Director of the Cora group of companies	July 2012	—

Annie Thabet Verdun, Québec	Partner, Celtis Capital	July 2010	—

All members of the Board are Canadian residents. All of these individuals will continue in office until the Meeting. During the past five years, they have all served in their current function, or held their current position or another position within the corporation indicated opposite their name or a predecessor of that corporation, except as disclosed in the above table.

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The following table lists the name of each director of the Corporation who sits on one of the Board’s committees as of October 24, 2017:

Audit committee	Human resources and compensation committee	Governance and nominating committee
Lise Bastarache	Lise Bastarache	Lise Bastarache
Marcel E. Dutil	Nicolle Forget	Marie-Josée Coutu
Michael Hanley	Andrew T. Molson	Michel Coutu
Annie Thabet	Annie Thabet	Nicolle Forget
Andrew T. Molson
Cora Mussely Tsouflidou

Executive officers

The following table lists the name, municipality and province of residence, position and principal occupation of each executive officer of the Corporation:

Name and place of residence	Position with PJC	Previous positions
Jean Coutu Montréal, Québec	Chairman of the Board	—

François J. Coutu Verdun, Montréal, Québec	President and chief executive officer	—

André Belzile Drummondville, Québec	Executive vice president, finance and corporate affairs	—

Jean-Michel Coutu Mount-Royal, Québec	Executive vice president, retail operations and distribution	Vice president, retail operations, 2011 to 2016.

Alain Lafortune Saint-Sauveur, Québec	Executive vice president, purchasing and marketing	—

Richard Mayrand Montréal, Québec	Executive vice president, pharmacy and governmental affairs	—

Normand Messier Verdun, Québec	Executive vice president, franchise development and operations	Executive vice president, network operation, 2004 to 2016.

Hélène Bisson Verdun, Québec	Vice president, communications	—

Alain Boudreault Pierrefonds, Québec	Vice president, chief information officer	Director, storage systems, Centre d’information Rx Ltée, 2006 to 2012.

Daniel Côté Repentigny, Québec	Vice president, logistics and distribution	Vice president, distribution and logistics, Sobeys Québec, 2012 to 2017.

Louis Coutu Montréal, Québec	Vice president, commercial policies	—

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Name and place of residence	Position with PJC	Previous positions
Brigitte Dufour Longueuil, Québec	Vice president, legal affairs and corporate secretary	Senior director, legal affairs and general counsel and corporate secretary, 2011 to 2012.
Guy Franche Rosemère, Québec	Vice president, control and treasury	—
Marie-Chantal Lamothe Verdun, Québec	Vice president, human resources	Head director, change management, 2013 to 2015. Vice president, human resources, Laurentian Bank, 2011 to 2013.
Marcel A. Raymond Mont-Saint-Hilaire, Québec	President, Pro doc	—

All executive officers of the Corporation are Canadian residents. As of October 24, 2017 during the past five years, the executive officers of the Corporation have all held their current position, except as disclosed in the above table.

As at October 24, 2017, the directors and executive officers of PJC collectively owned, directly or indirectly, 4,194,956 Class A Shares, representing 5.22% of the Class A Shares and 2.28% the total number of outstanding Shares, and 103,500,000 Class B Shares, representing 100% of the Class B Shares and 56.31% of the total number of Shares.

More information is set out above under the heading “The Amalgamation - Interest of certain persons in the Amalgamation”.

Market price and transaction volume

The Corporation’s Class A Shares are listed for trading on the TSX under the symbol “PJC.A”. The following table sets forth the price ranges and volume of the Corporation’s Class A Shares traded on the TSX for the last 12 months preceding the date hereof.

Month	High(1)	Low(2)	Volume
October 2016	$20.48	$18.86	3,192,458
November 2016	$21.00	$19.37	3,012,878
December 2016	$22.25	$20.41	3,665,289
January 2017	$21.26	$20.01	2,830,607
February 2017	$20.46	$19.67	2,961,386
March 2017	$21.00	$19.71	2,631,447
April 2017	$23.47	$19.90	3,660,921
May 2017	$22.74	$21.52	3,712,225
June 2017	$22.84	$19.73	2,986,096
July 2017	$20.89	$19.24	3,434,177

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Month	High(1)	Low(2)	Volume
August 2017	$22.41	$20.70	3,661,148
September 2017	$24.72	$21.84	3,717,803
October 2017(3)	$24.90	$24.32	9,492,300

Notes:
(1) and (2)	Based on closing prices on the TSX.
(3)	For the period between October 1, 2017 and October 24, 2017.

On August 21, 2017, the day prior to the execution of a non-binding letter of intent between Metro and PJC, the closing price of the Class A Shares on the TSX was $21.79.

Interest of informed persons in material transactions

To the knowledge of PJC, other than as disclosed below, in this Information Circular or in other continuous disclosure documents made available under PJC’s issuer profile on SEDAR at www.sedar.com, no informed person (as defined in Regulation 51-102 respecting Continuous Disclosure Obligations) of PJC, or any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect PJC or any of its Subsidiaries since the commencement of the most recently completed financial year of PJC.

As of October 24, 2017, Mr. Jean Coutu, Chairman of the Board of the Corporation, personally, by participating in three stores franchised under the PJC Jean Coutu banner as well as through certain corporations in which he holds an interest, is involved in transactions with the Corporation and its subsidiaries. The same is true of Mr. François J. Coutu, CEO of the Corporation, as franchisee with respect to eleven stores franchised under the PJC Jean Coutu banner, as well as for Mr. Jean-Michel Coutu as franchisee of two stores franchised under the PJC Jean Coutu banner. These transactions, collectively, have no material impact on the Corporation or its subsidiaries and are concluded in the normal course of the Corporation’s business, in accordance with the same terms and conditions applicable to other PJC franchisees. These transactions involve the supply of products and the payment of royalties, rent, interest, store opening expenses, accounting and management fees as well as fees for information technology services.

PJC’s Governance and Nominating Committee reviews related party transactions and the material terms thereto on an annual and case-by-case basis. Such committee advises the Board of any important conflict of interest a Person may have.

Commitments to acquire securities of the Corporation

Except as disclosed in this Information Circular, there are no agreements, commitments or understandings to acquire securities of the Corporation by (a) the Corporation, (b) any directors or officers of the Corporation, or (c) to the knowledge of the directors and officers of the Corporation, after reasonable enquiry, by any insider of the Corporation (other than a director or officer) or any associate or affiliate of such insider or any associate or affiliate of the Corporation or any person or company acting jointly or in concert with the Corporation.

Material changes in the affairs of the Corporation

Except as disclosed in this Information Circular, the directors and officers of PJC are not aware of any plans or proposals for material changes in the affairs of the Corporation.

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Prior sales

The following table summarizes all issuances and grants of Shares, Options or PBS’ during the 12-month period preceding the date of this Information Circular:

Date	Type of securities	Number of securities	Issuance / Exercise price ($)
January 16, 2017	Options	200,963	20.43(1)
January 16, 2017	PBS’	29,310	—
April 28, 2017(2)	Class A Shares	5,407	14.87
April 28, 2017(2)	Class A Shares	10,675	18.60
April 28, 2017(2)	Class A Shares	14,254	17.45
May 1, 2017(2)	Class A Shares	10,595	14.87
May 1, 2017(2)	Class A Shares	3,720	18.60
May 1, 2017(2)	Class A Shares	20,358	17.45
May 15, 2017(2)	Class A Shares	7,385	14.87
May 15, 2017(2)	Class A Shares	12,240	18.60
May 15, 2017(2)	Class A Shares	16,344	17.45
June 1, 2017(2)	Class A Shares	1,577	14.87
June 1, 2017(2)	Class A Shares	2,615	18.60
June 1, 2017(2)	Class A Shares	4,187	17.45

Notes:
(1)	Refers to the Exercise Price of the Options.
(2)	Shares issued upon the exercise of Options. Refers to the Exercise Price of the Options.

During the last three fiscal years of the Corporation, PJC repurchased Class A Shares under its normal course issuer bid using the facilities of the TSX as described in the table that follows:

Fiscal year	Number of Class A Shares repurchased	Average price of Class A Shares repurchased	Total consideration
2018 (May 8, 2017 to October 24, 2017)	—	—	—
2017 (announced on April 27, 2016, up until May 8, 2017)	1,215,704	$19.91	$24.2 million
2016 (announced April 29, 2015, up until May 6, 2016)	2,170,790	$19.11	$41.5 million
2015 (announced April 30, 2014, up until May 6, 2015)	2,574,100	$21.62	$55.6 million

The Corporation has not purchased Shares in the 12-month period preceding the date of this Information Circular, except for an aggregate of 831,134 Class A Shares between October 26, 2016 and

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November 25, 2016. The Corporation has not made any purchases under its normal course issuer bid since November 25, 2016, and will not make any purchases of Shares, under its normal course issuer bid or otherwise, before the completion of the Amalgamation.

On April 26, 2017, the Board of PJC approved a notice of intention to repurchase for cancellation outstanding Class A Shares representing approximately 5% of PJC’s public float of such Shares, over a 12-month period.

Dividends

The following table provides a summary of the cash dividends declared and paid by the Corporation to all holders of Class A Shares and Class B Shares for the three most recent fiscal years and the two most recent fiscal quarters for fiscal year 2018:

Fiscal year or quarter	Dividend
2018
Second quarter of fiscal year 2018	$0.13
First quarter of fiscal year 2018	$0.13

2017
Fiscal year 2017 ended March 4, 2017	$0.48
Fourth quarter of fiscal year 2017	$0.12
Third quarter of fiscal year 2017	$0.12
Second quarter of fiscal year 2017	$0.12
First quarter of fiscal year 2017	$0.12

2016
Fiscal year 2016 ended February 27, 2016	$0.44
Fourth quarter of fiscal year 2016	$0.11
Third quarter of fiscal year 2016	$0.11
Second quarter of fiscal year 2016	$0.11
First quarter of fiscal year 2016	$0.11

2015
Fiscal year 2015 ended February 25, 2015	$0.40
Fourth quarter of fiscal year 2015	$0.10
Third quarter of fiscal year 2015	$0.10
Second quarter of fiscal year 2015	$0.10
First quarter of fiscal year 2015	$0.10

Under the terms of the Combination Agreement, during the period between the execution of the Combination Agreement and the Effective Date, PJC will be permitted to declare and pay dividends on

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the Shares not in excess of $0.13 per Share per fiscal quarter. In relation to the period preceding the Effective Date, PJC will be permitted to declare a special dividend near the closing of the Amalgamation not in excess of $0.13 per Share on a pro rata basis for the number of days elapsed between the Effective Date and the last date on which a dividend was declared (such declaration date being no earlier than the first week of January 2018 or the first week of April 2018 for PJC’s third financial quarter and fourth financial quarter, respectively).

Risk factors

Whether or not the Amalgamation is completed, PJC will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risks have been disclosed under the section “Risks and uncertainties” of the Corporation’s management’s discussion and analysis (i) for the 13 and 26-weeks periods ended September 2, 2017, and (ii) for the fiscal years ended March 4, 2017 and February 27, 2016, which sections of the foregoing management’s discussion and analysis’ are specifically incorporated by reference into this Information Circular. Such documents have been filed on SEDAR at www.sedar.com under PJC’s issuer profile.

Auditor

Deloitte LLP is the external auditor of the Corporation.

Interest of experts

Deloitte LLP is the external auditor of PJC and is independent with respect to PJC within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

Additional information

Shareholders can obtain copies, free of charge, of PJC’s financial statements and management’s discussion and analysis by writing to Brigitte Dufour, Vice President, Legal Affairs and Corporate Secretary of PJC, at 245, Jean Coutu Street, Varennes, Québec J3X 0E1. In addition, copies of these documents may also be obtained on request without charge from the Corporate Secretary of Metro at 7151, Jean-Talon E., 3rd Floor, Montréal, Québec H1M 3N8, or by telephone at (514) 356-5823. Additional financial information is provided in PJC’s condensed consolidated statements of income for the 13 and 26-weeks periods ended September 2, 2017 and PJC’s audited consolidated financial statements for the fiscal years ended March 4, 2017 and February 27, 2016, and corresponding management’s discussion and analysis thereto, which along with other documents and additional information relating to PJC are also available on the SEDAR website under PJC’s issuer profile at www.sedar.com. The financial information provided in PJC’s financial statements and management’s discussion and analysis is incorporated by reference herein.

INFORMATION CONCERNING METRO

The following information about Metro should be read in conjunction with the documents incorporated by reference under this heading and the information concerning Metro appearing elsewhere in this Information Circular.

Overview and summary description of business

Metro is governed by the QBCA since it came into force on February 14, 2011. Metro was previously governed by Part IA of the Companies Act (Québec) and results from the amalgamation on April 30, 1982 of Métro-Richelieu Group Inc. and United Grocers Inc.

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Metro’s head office and principal place of business is located at 11011 Maurice-Duplessis Boulevard, Montréal, Québec H1C 1V6.

Metro is a leading Canadian food and pharmaceutical retailer and distributor with operations concentrated in Québec and Ontario. Metro has a network in Québec and Ontario of more than 600 food stores operating in the conventional and discount food retailing sectors and over 250 pharmacies. As of the date hereof, Metro operates in the food distribution and retailing business with over $12 billion in annualized sales. Metro operates a network of food stores mainly under the Metro, Metro Plus, Super C, Marché Richelieu and Food Basics banners, and pharmacies mainly under the Brunet, Brunet Plus, Brunet Clinique, Clini Plus, Metro Pharmacy and Drug Basics banners. Metro is dedicated to offering quality products adapted to its customers’ needs.

For further information regarding Metro, its subsidiaries and their respective business activities, including Metro’s inter-corporate relationships and organizational structure, see the annual information form of Metro dated December 9, 2016 in respect of Metro’s financial year ended September 24, 2016, incorporated by reference in this Circular and which can be found on SEDAR at www.sedar.com under Metro’s issuer profile.

Documents incorporated by reference

The following documents of Metro, which have been filed with the securities commissions or other similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the annual information form of Metro for the fiscal year ended September 24, 2016 dated December 9, 2016;

(b)	the audited annual consolidated financial statements of Metro, together with the notes thereto and the auditor’s report thereon, for the years ended on September 24, 2016 and September 26, 2015;

(c)	the management’s discussion and analysis of Metro for the year ended September 24, 2016;

(d)	unaudited interim condensed consolidated financial statements of Metro as at and for the 16-week and 40-week periods ended July 1, 2017 and July 2, 2016, together with the notes thereto and management’s discussion and analysis in respect thereof;

(e)	the material change reports of Metro dated October 6, 2017 and October 18, 2017; and

(f)	the management proxy circular of Metro attached to the notice of annual general meeting of shareholders dated December 9, 2016, prepared in connection with Metro’s annual general meeting of shareholders held on January 24, 2017.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, unaudited interim condensed consolidated financial statements, annual consolidated financial statements and the auditor’s report thereon, management’s discussion and analysis and proxy circulars filed by Metro with applicable securities commissions or similar authorities in Canada under Metro’s issuer profile on SEDAR at www.sedar.com after the date of this Information Circular and before the completion of the Amalgamation, will be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying

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or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Copies of these documents may also be obtained on request without charge from the Corporate Secretary of Metro at 7151, Jean-Talon E., 3rd Floor, Montréal, Québec H1M 3N8, or by telephone at (514) 356-5823.

Consolidated Capitalization

There have been no material changes in the consolidated capitalization of Metro since July 1, 2017.

Metro expects to issue on a fully-diluted basis in the aggregate up to 28,127,171 Metro Shares in connection with the Amalgamation, representing pro forma ownership of approximately 11% of the combined company.

Description of Metro Shares

The authorized share capital of Metro consists of: (i) an unlimited number of Metro Shares; and (ii) an unlimited number of preferred shares.

Each Metro Share entitles the holder to receive notice of and to attend all meetings of shareholders, other than meetings at which only the holders of a specified class or series of shares are entitled to vote. The Metro Shares are the only shares of Metro carrying the right to vote at a meeting of shareholders. Each holder of Metro Shares is entitled, at any meeting of shareholders or any adjournment thereof, to one (1) vote for each Metro Share registered in his name. Holders of Metro Shares are entitled to participate rateably in any dividends that may be declared by the Metro board of directors on the Metro Shares. If Metro is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of Metro Shares are entitled to a pro rata share of the assets of Metro available for distribution to holders of Metro Shares. There are no preemptive or conversion rights attaching to the Metro Shares and the Metro Shares are not subject to redemption. As at the close of business on October 24, 2017, there were 227,719,094 Metro Shares issued and outstanding.

In 2015, Metro completed a three (3) for one (1) split of the Metro Shares. Metro Shares started trading on a post-split basis as of Thursday February 12, 2015.

The volume weighted average price of the Metro Shares for the 20 trading days ending September 26, 2017, the day prior to the public announcement that Metro and PJC were engaged in advanced discussions relating to a possible combination transaction, is $40.16.

Market price and transaction volume

The Metro Shares are listed for trading on the TSX under the trading symbol “MRU”. The following table sets forth the price ranges and volume of the Metro Shares traded on the TSX for the last 12 months preceding the date hereof.

Month	High(1)	Low(2)	Volume
October 2016	$43.12	$40.70	14,942,763
November 2016	$43.91	$38.60	13,421,581

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Month	High(1)	Low(2)	Volume
December 2016	$41.06	$39.78	12,241,431
January 2017	$42.35	$38.00	15,013,358
February 2017	$40.50	$38.73	12,180,818
March 2017	$42.00	$38.45	16,621,073
April 2017	$46.98	$40.73	9,711,158
May 2017	$47.41	$44.77	10,251,978
June 2017	$46.00	$41.91	12,163,259
July 2017	$43.22	$41.88	8,257,832
August 2017	$43.21	$40.78	10,564,500
September 2017	$44.33	$38.78	15,682,854
October 2017(3)	$43.33	$40.51	7,530,523

Notes:

(1) and (2)	Based on closing prices on the TSX.
(3)	For the period between October 1, 2017 and October 24, 2017.

Prior sales

During the twelve months preceding the date of this Information Circular, Metro issued Metro Shares pursuant to the exercise of outstanding stock options and also granted stock options. The following table sets forth information in respect of issuances of Metro Shares and securities that are convertible or exchangeable into Metro Shares, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued.

Metro Shares

Metro has issued an aggregate of 641,180 Metro Shares at an average exercise price of $16.76 on the exercise of outstanding stock options granted pursuant to Metro’s stock option plan, for an aggregate consideration of approximately $10,747,769 as set out below:

Date	Exercise price(1)	Aggregate number of common shares
October 2016	—	—
November 2016	$15.90	31,710
December 2016	$15.10	19,440
January 2017	—	—
February 2017	$15.64	314,990
March 2017	—	—
April 2017	$19.48	136,000
May 2017	$17.47	54,280
June 2017	$17.24	62,120

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Date	Exercise price(1)	Aggregate number of common shares
July 2017	—	—
August 2017	$15.67	22,640
September 2017	—	—
October 2017(2)	—	—

Notes:
(1)	Represents a weighted average.
(2)	For the period between October 1, 2017 and October 24, 2017.

Options

Metro has granted stock options pursuant to Metro’s stock option plan as set out below:

Date	Grant price	Aggregate number of common shares underlying the options
January 26, 2017	$40.23	394,000

Financing

To finance the cash element of the Consideration, Metro secured access to committed bank facilities fully underwritten by Bank of Montréal, Canadian Imperial Bank of Commerce and National Bank of Canada. The committed facilities consist of a $750 million term loan facility, an asset sale term facility of $1.5 billion and a 1-year $1.2 billion term facility. Metro also completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. (TSX: “ATD.A” and “ATD.B”) on October 13, 2017 and October 17, 2017 and the proceeds of approximately $1.5 billion will be used in part to finance the transaction and to reduce Metro’s committed bank facilities. As a result of such sale, Metro has terminated the $1.5 billion asset sale term facility. Metro also plans to replace the $1.2 billion term facility by the issuance of unsecured notes. Metro may also undertake alternative permanent financing to finance the transaction.

Risk factors

Whether or not the Amalgamation is completed, Metro will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risks have been disclosed, starting on page 25, in the management’s discussion and analysis of financial results of Metro for the year ended September 24, 2016, which is incorporated by reference into this Circular and has been filed on SEDAR at www.sedar.com under Metro’s issuer profile.

Legal proceedings and regulatory actions

From time to time Metro becomes involved in legal or administrative proceedings and regulatory actions in the normal course of its business. Metro’s assessment of the likely outcome of these matters is based on its judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. Metro does not believe that these matters in aggregate will have a material effect on its consolidated financial position or results of operations.

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Auditor, transfer agent and registrar

Ernst & Young LLP is the external auditor of Metro.

AST Trust Company (Canada) is the transfer agent and registrar for the Metro Shares.

Interest of experts

Ernst & Young LLP is the external auditor of Metro and is independent with respect to Metro within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

Agent for service of process in Canada

Christian W.E. Haub is a director of Metro who resides outside of Canada and has appointed Metro inc., at 11011 Maurice-Duplessis, Montréal, Québec, H1C 1V6, as his agent for service of process in Canada in accordance with applicable Canadian securities law. Shareholders are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Additional Information

Shareholders can obtain copies, free of charge, of Metro’s financial statements and management’s discussion and analysis by writing to Simon Rivet, Vice-President, General Counsel and Corporate Secretary, Metro inc., 7151, Jean-Talon E., 3rd Floor, Montréal, Québec H1M 3N8. Additional financial information is provided in Metro’s interim condensed consolidated financial statements for the quarter July 1, 2017 and Metro’s annual consolidated financial statements for the year ended September 24, 2016, which along with other documents and additional information relating to Metro are also available on the SEDAR website under Metro’s issuer profile at www.sedar.com. The financial information provided in Metro’s financial statements and management’s discussion and analysis is incorporated by reference herein.

INFORMATION CONCERNING THE COMBINED ENTITY

The following section of the Information Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “Caution on forward-looking statements”.

The following sets forth certain pro forma information of Metro after giving effect to the Amalgamation. Additional information concerning each of Metro and PJC is set forth elsewhere in this Circular. See “Information concerning PJC” and “Information concerning Metro”.

Anticipated corporate structure

Upon completion of the Amalgamation, Metro as the combined company will continue to be a corporation governed by the QBCA. At the Effective Date, Amalco will become a direct wholly-owned subsidiary of Metro. Metro’s existing pharmacy distribution and franchising activities will be combined with those of PJC which will operate as a stand-alone division of Metro with its own management team led by Mr. François J. Coutu.

Summary description of the business

The combination of the two companies will create a $16-billion retail leader strongly positioned to cater to growing consumer needs in food, pharmacy, health and beauty.

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Metro and PJC believe that the combined entity will be well-positioned to capitalize on future expansion and growth opportunities. The combination of the two companies will provide an opportunity to leverage complementary brands and strengths and to improve diversification across grocery and pharmacy. Benefits resulting from the transaction include greater scale improving competitive positioning, synergies and enhanced long-term growth potential.

The combined business will have an overall network of more than 1,300 stores in Canada and will be positioned to capitalize on important consumer trends, including the emphasis on health, wellness and nutrition and the imperatives of value and convenience. The combination of the two companies will significantly enhance the customer experience by offering greater assortment, service, value and convenience while preserving the unique shopping experiences that make both companies leaders.

Post-combination, Metro expects to generate annually approximately $16 billion in revenue and over $1.3 billion in operating income before depreciation and amortization and associate’s earnings, including $75 million in expected run-rate cost-reduction synergies after three years. The combination is expected to be accretive to Metro earnings per share (adjusted for intangible amortization resulting from the combination).

Combined retail network – over 1,300 stores in Canada

Stores	Québec	Ontario and New Brunswick	Total
Food stores	363	265	628
Drugstores
Metro	183	72	255
PJC	381	37	418

Total	927	374	1,301

Significant Shareholders

The Coutu Shareholders, which hold Shares representing approximately 93.16% of the aggregate voting rights attached to all Shares, will become important shareholders of Metro. Moreover, two PJC Nominees will join Metro’s board of directors. As of the date of this Information Circular, there is no indication that Fidelity Management & Research Company, a significant shareholder of Metro, will not continue to be a significant shareholder of the combined entity following the Effective Date.

Shares to be issued in connection with the Amalgamation

Metro expects to issue in the aggregate, on a fully-diluted basis, up to 28,127,171 Metro Shares to Shareholders and Qualifying Holdco Shareholders, representing pro forma ownership of approximately 11% of the combined company.

Pro forma financial information

The unaudited pro forma condensed consolidated financial statements of Metro are attached as Appendix G to this Information Circular. The unaudited pro forma condensed consolidated statement of financial position as at July 1, 2017 gives effect to the Amalgamation as if it had been completed on July 1, 2017 while the unaudited pro forma condensed consolidated statement of income for the 40-week period ended July 1, 2017 and the unaudited pro forma condensed consolidated statement of income for the 52-week period ended September 24, 2016 give effect to the Amalgamation as if it had been completed on September 27, 2015.

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The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Amalgamation been completed as of the dates indicated therein nor are they necessarily indicative of future operating results or financial position of the combined company or Metro. The combined entity’s as well as Metro’s future financial position may vary significantly from the information presented in the pro forma condensed consolidated financial statements because of various factors, including but not limited to those discussed under the heading “Risk factors”.

Risk factors

Holding or making an investment in the Metro Shares is subject to various risks. In addition to the risks set out in the documents incorporated by reference in this Information Circular, the proposed combination of Metro and PJC in connection with the Amalgamation is subject to certain risks. See “Risk factors - Risks Relating to the Amalgamation and the combined entity” and “Risk factors - Risks Relating to Metro” in this Information Circular. Shareholders should carefully consider such risk factors related to the Amalgamation.

ELIGIBILITY FOR INVESTMENTS

In the opinion of Stikeman Elliott LLP, counsel to the Corporation, based on the current provisions of the Tax Act and the Tax Regulations and the Tax Proposals, provided that the Amalco Redeemable Shares or Metro Shares issued under the Amalgamation are listed, or deemed to be listed, on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX) on the date of the Amalgamation, the Amalco Redeemable Shares and Metro Shares received under the Amalgamation will be, as of the date of the Amalgamation, “qualified investments” under the Tax Act and the Tax Regulations for trusts governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “deferred profit sharing plan”, a “registered disability savings plan” (“RDSP”) or a “tax-free savings account” (“TFSA”) as defined in the Tax Act. Provided that the Amalco Redeemable Shares are redeemed by Amalco within 60 days of the Amalgamation, they will be deemed to be listed on a “designated stock exchange”.

Notwithstanding the foregoing, if the Amalco Redeemable Shares or Metro Shares held by a TFSA, RRSP, RDSP, RESP or RRIF are “prohibited investments” for purposes of the Tax Act, the holder of the RDSP or TFSA, the annuitant of the RRSP or RRIF, or the subscriber of the RESP (as the case may be) will be subject to a penalty tax as set out in the Tax Act. The Amalco Redeemable Shares and Metro Shares will be a “prohibited investment” if the holder of a RDSP or TFSA, the annuitant of a RRSP or RRIF, or the subscriber of a RESP (as the case may be): (i) does not deal at arm’s length with Amalco or Metro, as applicable, for purposes of the Tax Act, or (ii) has a “significant interest” (within the meaning of the Tax Act) in Amalco or Metro, as applicable. In addition, the Amalco Redeemable Shares and Metro Shares will not be a “prohibited investment” if the Amalco Redeemable Shares or Metro Shares are “excluded property”, as defined in the Tax Act, for a TFSA, RRSP, RRIF, RESP or RDSP. Holders who intend to hold Amalco Redeemable Shares or Metro Shares in a TFSA, RRSP, RRIF, RESP or RDSP should consult their own tax advisors in this regard.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, legal counsel to the Corporation, the following summary describes certain Canadian federal income tax considerations under the Tax Act of the Amalgamation and the redemption of Amalco Redeemable Shares generally applicable to Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Shares, and will hold their Amalco Redeemable Shares and Metro Shares, as capital property and deal at arm’s length and are not affiliated with the Corporation, Metro Subco and Metro. Shares, Amalco Redeemable Shares and Metro Shares will generally be considered capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an

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adventure or concern in the nature of trade. Certain Shareholders who are resident in Canada for the purposes of the Tax Act and whose Shares, Amalco Redeemable Shares or Metro Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances. This summary assumes that the Shares will be listed on the TSX at the Effective Time.

This summary is based upon the current provisions of the Tax Act and the Tax Regulations and our understanding of the current administrative policies and assessing practices published in writing by the CRA prior to the date hereof. Unless otherwise noted, this summary also takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, no assurances can be given that the Tax Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. Please note that this summary does not take into consideration (i) the announcements made by the Minister of Finance (Canada) between July 18, 2017 and the date hereof pertaining to the taxation of private corporations and their shareholders, and (ii) any legislative proposal released, or that may be released, in connection with such announcements. Each Shareholder should consult with its own tax advisors for advice with respect to the tax consequences that could arise as a result of such proposals.

This summary does not apply to a Shareholder: (i) that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act, (ii) an interest in which is a “tax shelter investment”, as defined in the Tax Act, (iii) that is a “specified financial institution”, as defined in the Tax Act, (iv) that has made a “functional currency” election under section 261 of the Tax Act, (v) that received Shares upon the exercise of an option, (vi) that is a corporation resident in Canada that is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Metro Shares, controlled by a non-resident corporation for the purposes of the rules in section 212.3 of the Tax Act, (vii) that holds Shares or will hold Amalco Redeemable Shares or Metro Shares as part of a “dividend rental arrangement” as such term is defined in the Tax Act, or (viii) that has entered into or will enter into a “derivative forward agreement” with respect to Shares, Amalco Redeemable Shares or Metro Shares, as such term is defined in the Tax Act. Any such Shareholder should consult its own tax advisor.

This summary does not address any tax consequences of participating in the Holdco Alternative described under “Certain legal and regulatory matters - Holdco Alternative” or exercising the Dissent Rights. Shareholders wishing to avail themselves of the Holdco Alternative or Dissent Rights should consult their own financial, tax and legal advisors. A Shareholder may elect to exchange all of such Shareholder’s Shares for Amalco Redeemable Shares or Metro Shares under the Amalgamation. Pursuant to the Amalgamation Agreement, there is a fixed amount of Amalco Redeemable Shares and of Metro Shares that will be issued in the aggregate to Shareholders and accordingly a Shareholder may receive a combination of Amalco Redeemable Shares and of Metro Shares for each of its Shares notwithstanding such Shareholder’s election. The tax consequences to a Shareholder in respect of the exchange of its Shares will depend on whether the Shares are exchanged for Amalco Redeemable Shares, Metro Shares or a combination of Amalco Redeemable Shares and of Metro Shares.

This summary is not exhaustive of all Canadian federal income tax considerations. The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly,

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Shareholders should consult their own tax advisors for advice as to the tax consideration in respect of the Amalgamation and the acquisition, holding or disposition of their Amalco Redeemable Shares or Metro Shares applicable to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Shareholders resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, is or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a “Resident Holder”).

Conversion of Shares on Amalgamation

A Resident Holder whose Shares are converted into Amalco Redeemable Shares and/or Metro Shares on the Amalgamation will not realize any capital gain or capital loss as a result of the conversion. A Resident Holder will be considered to have disposed of the Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Shares to such Resident Holder immediately before the Amalgamation and to have acquired the Metro Shares and/or the Amalco Redeemable Shares at a cost equal to that proportion of the aggregate adjusted cost base of the Shares to the Shareholder that the fair market value, immediately after the Amalgamation, of the Metro Shares or Amalco Redeemable Shares, as applicable, acquired by the Shareholder is of the aggregate fair market value, immediately after the Amalgamation, of the Amalco Redeemable Shares and Metro Shares so acquired by the Shareholder.

Redemption of Amalco Redeemable Shares

Upon the redemption by Amalco of an Amalco Redeemable Share of a Resident Holder, such Resident Holder will be entitled to receive a payment from Amalco equal to the Cash Consideration.

A Resident Holder will generally be deemed to have received a taxable dividend from Amalco equal to the amount, if any, by which the aggregate Cash Consideration received by such Resident Holder from Amalco for its Amalco Redeemable Shares exceeds the paid-up capital of such Amalco Redeemable Shares as computed for the purposes of the Tax Act. The Amalgamation Agreement provides that the paid-up capital of an Amalco Redeemable Share will be equal to the Cash Consideration and, as a result, a deemed dividend will not arise from the redemption by Amalco of the Amalco Redeemable Shares owned by a Resident Holder.

A Resident Holder will generally be considered to have disposed of its Amalco Redeemable Shares for proceeds of disposition equal to the Cash Consideration received by such Resident Holder less the amount of any deemed dividend referred to above (other than any deemed dividend which is treated as proceeds of disposition). As a result, a Resident Holder will generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Amalco Redeemable Shares to such Resident Holder and any reasonable costs of disposition. The Canadian federal income tax treatment of capital gains and capital losses is discussed below under “Taxation of capital gains and capital losses”.

Taxation of capital gains or losses

A Resident Holder who realizes a capital gain or a capital loss on the disposition of Amalco Redeemable Shares will generally be required to include in income one-half of such capital gain (“taxable capital gain”) and will be required to deduct one-half of such capital loss (“allowable capital loss”) against taxable capital gains realized in the year in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may generally be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, subject to and in accordance with the detailed rules of the Tax Act.

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A capital loss realized on the disposition of Amalco Redeemable Shares by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Shares converted on the Amalgamation, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares, or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 10 2⁄3% refundable tax on certain investment income, including taxable capital gains.

The realization of a capital gain (or a capital loss) by an individual or a trust (other than certain specified trusts) may affect the individual’s or the trust’s liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Dividend payments on the Metro Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Metro Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Metro as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax of 38 1⁄3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Metro Shares to the extent such dividends are deductible in computing such private corporation’s taxable income for the taxation year.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dispositions of Metro Shares

Generally, on a disposition or deemed disposition of a Metro Share (other than in a tax deferred transaction or a disposition to Metro that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Metro Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Metro Shares acquired pursuant to the Amalgamation will be determined by averaging the adjusted cost base of such Metro Shares with the adjusted cost base of all other Metro Shares (if any) held by the Resident Holder as capital property at that time. Any such capital gain (or capital loss) will be subject to the treatment described under the subheading “Taxation of capital gains and capital losses” above.

Shareholders not resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is neither resident, nor deemed

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to be resident, in Canada, who does not use or hold and is not deemed to use or hold Shares, Amalco Redeemable Shares or Metro Shares in connection with carrying on a business in Canada, who does not carry on, or is not deemed to carry on, an insurance business in Canada or elsewhere and whose Shares, Amalco Redeemable Shares and Metro Shares do not, and are not deemed to, constitute “taxable Canadian property” to the Shareholder as defined in the Tax Act (a “Non-Resident Holder”).

Shares, Amalco Redeemable Shares and Metro Shares will generally not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that: the Shares, the Amalco Redeemable Shares and the Metro Shares are listed or deemed to be listed on a designated stock exchange (which currently includes the TSX) at that time, and, (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation, Amalco or Metro, as applicable, were not owned by or belonged to, at any time within the 60-month period preceding that time, any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (C) partnerships in which the Non-Resident Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, or (ii) not more than 50% of the fair market value of the Shares, Amalco Redeemable Shares or Metro Shares, as applicable, was derived directly or indirectly from (or from any combination of) real or immoveable property situated in Canada, “Canadian resource properties”, “timber resource properties” or option in respect of or interests in such properties at any time within the 60-month period preceding that time. Provided that, immediately prior to the Amalgamation, the Shares are listed on a designated stock exchange (which currently includes the TSX), and provided that the Amalco Redeemable Shares are redeemed by Amalco within 60 days of the Amalgamation, the Amalco Redeemable Shares will be deemed to be listed on the exchange. Non-Resident Holders for whom the Shares, Amalco Redeemable Shares or Metro Shares are, or may be, taxable Canadian property should consult their own tax advisors.

Conversion of Shares on Amalgamation

On the Amalgamation, the Shares of a Non-Resident Holder will be converted into Amalco Redeemable Shares and/or Metro Shares. A Non-Resident Holder will not be subject to taxation under the Tax Act as a result of such conversion.

Redemption of Amalco Redeemable Shares

Upon the redemption by Amalco of an Amalco Redeemable Share of a Non-Resident Holder, such Non-Resident Holder will be entitled to receive a payment from Amalco equal to the Cash Consideration.

A Non-Resident Holder will generally be deemed to have received a taxable dividend from Amalco equal to the amount, if any, by which the aggregate Cash Consideration received by such Non-Resident Holder from Amalco for its Amalco Redeemable Shares exceeds the paid-up capital of such Amalco Redeemable Shares as computed for the purposes of the Tax Act, which deemed dividend would be subject to the withholding obligations described under the subheading “Dividend payments on the Metro Shares”. The Amalgamation Agreement provides that the paid-up capital of an Amalco Redeemable Share will be equal to the Cash Consideration and, as a result, a deemed dividend will not arise from the redemption by Amalco of the Amalco Redeemable Shares owned by a Non-Resident Holder. Consequently, a Non-Resident Holder will not be subject to taxation under the Tax Act in respect of the redemption of its Amalco Redeemable Shares.

Dividend payments on the Metro Shares

Dividends paid or credited, or deemed to be paid or credited, on the Metro Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty. For example, where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-United States Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. Non-Resident Holders who may be eligible for a reduced rate of withholding tax on dividends pursuant to any applicable income tax treaty should consult with their own tax advisors with respect to taking all appropriate steps in this regard.

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Dispositions of Metro Shares

Non Resident Holders will not be subject to taxation under the Tax Act in respect of any capital gain realized on the disposition (other than in a disposition to Metro that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) of Metro Shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders of Shares of their participation in the Amalgamation and of ownership of Metro Shares, if any, received pursuant to the Amalgamation. Except as expressly provided otherwise below, this discussion applies only to U.S. Holders that hold their Shares, and will hold any Metro Shares received pursuant to the Amalgamation as capital assets (generally, property held for investment purposes). This section does not apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of PJC’s or Metro’s equity, persons that hold an interest in an entity that holds Shares or Metro Shares, persons that hold Shares, or will hold Metro Shares, as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar, or persons who have ceased to be U.S. citizens or to be taxed as U.S. resident aliens.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. Each holder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Amalgamation and the ownership and disposition of Metro Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), existing and proposed U.S. Treasury regulations, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) (the “Convention”), all as in effect as of this Information Circular, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

A “U.S. Holder” is a beneficial owner of Shares or Metro Shares, who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity holds Shares or Metro Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder will generally depend on the status of that person and the tax treatment of the pass-through entity. A partner, beneficiary or other stakeholder in a pass-through entity holding Shares or Metro Shares should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Amalgamation and the ownership and disposition of Metro Shares.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder. No opinion or representation with respect to the U.S. federal income tax

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consequences to any such U.S. Holder is made. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Amalgamation, including the application of U.S. federal, state and local tax laws, as well as any applicable non-U.S. tax laws, to a U.S. Holder’s particular situation, and of any change in applicable tax laws.

U.S. federal income tax considerations relating to the Amalgamation

Exchange of Shares for cash, Metro Shares, or a combination thereof in the Amalgamation

The exchange of Shares in the Amalgamation will be a taxable transaction for U.S. Holders, regardless of whether the Holders receive cash, Metro Shares, or a combination thereof in exchange for their Shares. Accordingly, U.S. Holders of Shares will recognize gain or loss on the exchange of its Shares for cash, Metro Shares or a combination thereof equal to the difference between the sum of the amount of the U.S. dollar value of any cash and the fair market value of any Metro Shares received and the U.S. Holder’s adjusted basis in the Shares surrendered. For this purpose, U.S. Holders of Shares must calculate gain or loss separately for each identified block of Shares exchanged (that is, Shares acquired at the same cost in a single transaction). The basis of each of the Metro Shares received, if any, in the exchange will equal its fair market value, and the holding period for such Metro Shares will begin on the day after the exchange.

The U.S. dollar value of cash received in Canadian dollars by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects will likely be determined by reference to the spot Canadian/U.S. dollar rate on the settlement date. However, in the case of an accrual basis U.S. Holder that does not elect, the U.S. dollar value of cash received in Canadian dollars will likely be determined by reference to the spot Canadian/U.S. dollar rate on the Effective Date. On the settlement date, such a U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the Effective Date and the settlement date. Any gain or loss realized by a U.S. Holder on a subsequent conversion of the currency for a different amount generally will be ordinary foreign currency gain or loss.

Gain on the disposition of stock in a corporation treated as a passive foreign investment company (“PFIC”) with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under “U.S. federal income tax considerations relating to the Metro Shares – Passive foreign investment company rules”, unless such holder has timely made certain elections. Although no formal studies or opinions have been obtained, based upon the composition of PJC’s gross income and gross assets, and the nature of PJC’s business, Metro does not believe that PJC currently is or has been classified as a PFIC. Subject to the PFIC rules, any gain recognized in the Amalgamation generally will be treated as capital gain and will be long-term capital gain if the U.S. Holder’s holding period for the Shares is more than one year at the time of such exchange. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. Any capital gain will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Information reporting and backup withholding

Information reporting requirements may apply with respect to a holder that participates in the Amalgamation. A holder may also be subject to backup withholding (currently at a rate of 28%) with respect to cash proceeds received on the disposition of Shares pursuant to the Amalgamation that are paid to a holder within the United States (and, in certain cases, outside of the United States) unless the holder (a) comes within certain exempt categories and demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder may be asked to provide its correct taxpayer identification number and certify that it is not subject to backup withholding.

Backup withholding is not an additional tax. A holder subject to backup withholding may be allowed a credit in the amount withheld against such holder’s U.S. federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is furnished to the IRS on a timely basis. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

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U.S. federal income tax considerations relating to the Metro Shares

Distributions on the Metro Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the Metro Shares (including any amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to Metro’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Metro does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed below, and provided certain holding period requirements are met, distributions on Metro Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates for “qualified dividend income”. Metro dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date other than on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the equity of a foreign corporation generally constitute foreign source income. Dividends distributed by Metro will generally constitute “passive category” income for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, exchange or other taxable disposition of the Metro Shares

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the Metro Shares in an amount equal to the difference between the sum of the amount of the U.S. dollar value of any cash and the fair market value of any property received for the Metro Shares and the U.S. Holder’s adjusted tax basis in such Metro Shares. Subject to the passive foreign investment company rules discussed below, the gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

The U.S. dollar value of cash received in Canadian dollars by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects will likely be determined by reference to the spot Canadian/U.S. dollar rate on the settlement date. However, in the case of an accrual basis U.S. Holder that does not elect, the U.S. dollar value of cash received in Canadian dollars will likely be determined by reference to the spot Canadian/U.S. dollar rate on the date of sale. On the settlement date, such a U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale and the settlement date. Any gain or loss realized by a U.S. Holder on a subsequent conversion of the currency for a different amount generally will be ordinary foreign currency gain or loss.

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Passive foreign investment company rules

A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. Based upon the composition of Metro’s gross income and gross assets, and the nature of Metro’s business, Metro believes that it will not be classified as a PFIC for the current taxable year and in future taxable years. However, the actual PFIC status of Metro for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year. In addition, the determination as to whether Metro is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge Metro’s determination concerning its PFIC status or that Metro will not be a PFIC for any future taxable year.

If Metro were to be treated as a PFIC in any taxable year, unless a U.S. Holder of Metro Shares elects to be taxed annually on a mark-to-market basis with respect to the Metro Shares, gain realized on the sale or other disposition of Metro Shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holding period for the Metro Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Metro Shares will be treated as stock in a PFIC with respect to a U.S. Holder if Metro were a PFIC at any time during the holder’s holding period in the Metro Shares. Dividends received by certain non-corporate U.S. Holders from Metro would not be eligible for the preferential tax rates applicable to qualified dividend income if Metro is treated as a PFIC with respect to a U.S. Holder of Metro Shares either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in the Metro Shares, the reporting requirements for holders of PFIC stock and the availability of and advisability of making a mark-to-market election.

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to dividend payments or other taxable distributions made to non corporate U.S. Holders within the United States, and the payment of proceeds to such holders from the sale of Metro Shares effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if the U.S. Holder fails to comply with applicable certification requirements or is notified by the IRS that the U.S. Holder has failed to report all interest and dividends required to be shown on such holder’s U.S. federal income tax returns.

Payment of the proceeds from the sale of Metro Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (a) the broker has certain connections to the United States, (b) the proceeds or confirmation are sent to the United States or (c) the sale has certain other specified connections with the United States.

Backup withholding is not an additional tax. A holder subject to backup withholding may be allowed a credit in the amount withheld against such holder’s U.S. federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is furnished to the IRS on a timely basis. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

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Required disclosure with respect to foreign financial assets

Certain U.S. Holders are required to report information relating to an interest in the Metro Shares, subject to exceptions (including an exception for Metro Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Metro Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Metro Shares.

RISK FACTORS

The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Amalgamation Resolution. The following risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Information Circular. The risks and uncertainties described below are those currently believed to be material, but they are not the only ones the combined entity, PJC and Metro face, could face and will face. Should the following risks, or should any other risks and uncertainties not yet identified or that are currently considered not to be material, actually occur or become material risks, such risks and uncertainties could materially adversely affect the combined entity, PJC and Metro’s business, results of operations or financial condition and, consequently, the price of the Shares and Metro Shares. In all these cases, the trading price of the Shares could decline, and you could lose all or part of your investment.

Risks Relating to the Amalgamation and the combined entity

Completion of the Amalgamation is subject to several conditions that must be satisfied or waived

The completion of the Amalgamation is subject to a number of conditions precedent, some of which are outside of the control of the Corporation and Metro, including receipt of the Regulatory Approvals and Required Shareholder Approval. In addition, the completion of the Amalgamation is conditional on, among other things, no Material Adverse Effect in respect of PJC having occurred since the date of the Combination Agreement. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Amalgamation not being completed. There can be no certainty, nor can the Corporation or Metro provide any assurance, that these conditions will be satisfied or waived, and if satisfied or waived, when they will be satisfied or waived.

Failure to complete the Amalgamation could negatively impact the market price of the Shares

If, for any reason, the Amalgamation is not completed, there are risks that the announcement of the Amalgamation and the dedication of substantial resources of the Corporation to the completion thereof could have a negative impact on the Corporation’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Corporation. In addition, failure to complete the Amalgamation for any reason could materially negatively impact the trading price of the Shares. If the Amalgamation is not completed and the Board decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay a consideration for the Shares that is equivalent to, or more attractive than, the Consideration payable pursuant to the Amalgamation. In addition, in accordance with the terms of the Coutu Voting and Support Agreements, the Coutu Shareholders will not be permitted to support any alternative transaction until June 4, 2018 (the Outside Date).

Termination in certain circumstances

Each of PJC and Metro has the right to terminate the Combination Agreement in certain circumstances. Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Combination Agreement will not be terminated by either of the Corporation or Metro prior to the

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completion of the Amalgamation. If, for any reason, the Combination Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the Shares will be available from an alternative party. Also, in this situation, it is possible that the market price of the Shares be adversely affected, as further described hereinabove.

Costs, Termination Fee and expenses

PJC may incur a number of non-recurring transaction-related costs associated with completing the Amalgamation, regardless of whether the Amalgamation is completed. These non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. See “The Amalgamation - Expenses of the Amalgamation”.

If the Amalgamation is not completed, the Corporation may also, in certain circumstances, be required to pay a Termination Fee of $135 million, and reimburse expenses, costs and fees of up to $20 million. If the Corporation is required to pay the Termination Fee or to reimburse expenses, costs and fees under the Combination Agreement, the financial condition of the Corporation could be materially adversely affected. See “Summary of the Combination Agreement - Termination fees and expenses”.

Uncertainty surrounding the Amalgamation

As the Amalgamation is dependent upon satisfaction of a number of conditions, its completion is uncertain. Uncertainty may adversely affect the Corporation’s ability to attract or retain key personnel. In the event the Combination Agreement is terminated, the Corporation’s relationship with its suppliers, franchisees, employees or other stakeholders may be materially adversely affected. Changes in such relationships could materially adversely affect the business and operations of the Corporation.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in either PJC’s or Metro’s respective share prices

On the Effective Date, each Shareholder who elected to receive the Share Consideration will receive 0.61006 Metro Share for each Share. This Exchange Ratio is fixed and will not be adjusted if there are changes in the market price of the Shares or the Metro Shares. The market price of the Shares or the Metro Shares could fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Metro’s and PJC’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Metro Shares that Shareholders who elected to receive the Share Consideration will receive on the Effective Date. There can be no assurance that continuing fluctuations in price and volume will not occur.

The actual Consideration received by Shareholders will be subject to proration

Pursuant to the Amalgamation, Shareholders may elect to receive the Cash Consideration or the Share Consideration. The elections made by Shareholders will be subject to proration if Shareholders collectively elect or are deemed to have elected to receive more than the Available Cash Consideration or the Available Share Consideration. Shareholders will receive, in the aggregate, cash in respect of 75% of the issued and outstanding Shares (or approximately $3.377 billion based on the issued and outstanding Shares as of October 24, 2017) and Metro Shares in respect of 25% of the issued and outstanding Shares (or approximately $1.126 billion based on the issued and outstanding Shares as of October 24, 2017). As such, Shareholders are not guaranteed to receive what they elected to receive in their Letter of Transmittal and Election Form.

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Some Shareholders will no longer hold an interest in the Corporation following the Amalgamation

Following the adoption of the Amalgamation Resolution, Shareholders who elect to receive the Cash Consideration will forego any future increase in value that might result from future growth and the potential achievement of the combined entity’s business going forward. A number of positive developments with respect to the combined entity’s business may take place after the Meeting and/or the Effective Date, including with respect to combined entity’s customers, suppliers and its overall business prospects. Shareholders who elect to receive the Cash Consideration will no longer benefit from any such positive development further to the Amalgamation.

While the Amalgamation is pending, the Corporation is restricted from taking certain actions

The Combination Agreement and the Amalgamation Agreement restrict the Corporation from taking specified actions until the Amalgamation is completed without the consent of Metro. These restrictions may prevent the Corporation from pursuing attractive business opportunities that may arise prior to the completion of the Amalgamation.

Metro and PJC may not integrate successfully and realize the anticipated benefits of the Amalgamation

The Amalgamation will involve the integration of companies that previously operated independently. As a result, the combination will require the dedication of substantial effort, time and resources on part of management and will present challenges to management. There can be no assurance that management of PJC and/or Metro will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Amalgamation, which are subject to integration challenges and other unforeseen difficulties. The extent to which synergies are realized and the timing of such synergies cannot be assured due to a number of factors, including:

•	Unanticipated costs, delays or liabilities associated with the Amalgamation;

•	The diversion of management’s time and focus from other business concerns;

•	Harm to existing business relationships with business partners as a result of the Amalgamation;

•	The potential loss of key employees;

•	The integration of new operations and personnel and the disruption of, or the loss of momentum in, ongoing operations;

•	Difficulties in the integration of employees and corporate cultures;

•	Use of resources that are needed in other parts of Metro’s or PJC’s business;

•	Use of substantial portions of available cash to operate the combined entity;

•	Unanticipated changes in applicable laws and regulations;

•	Possible inconsistencies in standards, internal controls, procedures and policies among Metro and PJC and the need to implement new accounting, information technology, human resources or other administrative systems; and

•	Failure to achieve expected financial results; and

•	Other unanticipated issues, expenses and liabilities.

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Any inability of management to successfully integrate the operations of Metro and PJC due to any or all of the above factors could have a material adverse effect on the business, financial condition and results of operations of the combined entity.

In addition, the combined entity may incur certain costs to achieve efficiency improvements and growth in its business and may not meet anticipated implementation timetables or stay within budgeted costs. As these efficiency improvement and growth initiatives are undertaken, the combined entity may not fully achieve its expected cost savings and efficiency improvements and growth rates. Also, the combined entity’s business strategies may change from time to time in light of its ability to implement its new business initiatives, competitive pressures, economic uncertainties or developments, or other factors, which in turn could materially adversely affect the combined entity’s business, results of operations or financial condition.

The Regulatory Approvals may not be obtained

To complete the Amalgamation, the Parties must make certain filings with and obtain certain consents and approvals from governmental and regulatory authorities. The Parties have not yet obtained any Regulatory Approvals which are required to complete the Amalgamation. Governmental or regulatory agencies could seek to block or challenge the Amalgamation or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the Amalgamation. Regulatory authorities may impose certain requirements or obligations as conditions for their approval. The imposition by any governmental or regulatory agency or authority of any requirement or condition or restriction to complete the Amalgamation, or the blocking or challenging of the Amalgamation, may (i) delay the completion of the Amalgamation, (ii) impact negatively the combined entity, (iii) result in restrictions being imposed on the combined business, or (iv) result in such a situation where the Parties are not able to complete the Amalgamation; which each situation could have a material adverse effect on PJC, Metro and/or the combined entity.

Risks Relating to PJC

Whether or not the Amalgamation is completed, the Corporation will continue to face many of the risks that it currently faces with respect to its business and affairs. In addition to considering the other information in this Information Circular, Shareholders should consider carefully the risk factors set forth in the Corporation’s public disclosure on SEDAR at www.sedar.com under PJC’s issuer profile. Certain of these risks have been disclosed in the section entitled “Risks and Uncertainties” of the Corporation’s management’s discussion and analysis (i) for the 13 and 26-weeks periods ended September 2, 2017, and (ii) for the fiscal years ended March 4, 2017 and February 27, 2016, which sections of the management’s discussion and analysis’ are specifically incorporated by reference into this Information Circular. The foregoing management’s discussion and analysis’ are available at www.sedar.com under PJC’s issuer profile. Upon request, a Shareholder will be provided with copies of such documents free of charge.

Risks Relating to Metro

Metro’s indebtedness will increase following completion of the Amalgamation

Metro will incur additional indebtedness in connection with the Amalgamation. The indebtedness of the combined entity following completion of the Amalgamation could have adverse consequences for its business, including: requiring a larger portion of the combined entity’s cash flows from operations to make interest payments on its debt; making it more difficult to satisfy debt service and other obligations; reducing the cash flows available to fund capital expenditures and other corporate purposes and to grow the combined entity’s business; limiting the combined entity’s flexibility in planning for, or reacting to, changes in its business and the industry; placing the combined entity at a competitive disadvantage to its competitors that may not be as highly leveraged with debt; and limiting the combined entity’s ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares.

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Other risk factors

Whether or not the Amalgamation is completed, Metro will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to Metro is contained under the “Risk Management” section of Metro’s MD&A and Consolidated Financial Statements for September 24, 2016, which section is specifically incorporated by reference into this Information Circular. Metro’s MD&A and Consolidated Financial Statements has been filed under Metro’s issuer profile on SEDAR at www.sedar.com.

APPROVAL OF CIRCULAR

The Board approved the contents of this Information Circular and authorized it to be sent to each Shareholder who is eligible to receive notice of, and to vote, at the Meeting.

Varennes, Québec

October 26, 2017

Jean Coutu

Chairman of the Board of Directors

The Jean Coutu Group (PJC) Inc.

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GLOSSARY OF TERMS

“Acquisition Proposal” means other than the transactions contemplated by the Combination Agreement and the Amalgamation Agreement and other than any transaction between or involving only PJC and/or one or more of its direct or indirect Subsidiaries or between one or more of its Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons (other than Metro or any affiliate of Metro) relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of PJC and its Subsidiaries taken as a whole or 20% or more of any voting or equity securities of PJC or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of PJC, (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or joint actors beneficially owning 20% or more of any class of voting or equity securities (or securities convertible into or exchangeable for such voting or equity securities) of PJC, (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving PJC or any of its Subsidiaries, or (iv) any other similar transaction or series of transactions involving PJC or any of its Subsidiaries.

“Additional Vote” has the meaning ascribed thereto under the heading “The Amalgamation - Background to the Amalgamation”.

“Affiliate(s)” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions as in effect as at October 2, 2017.

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Canadian federal income tax considerations - Shareholders resident in Canada”.

“Amalco” has the meaning ascribed thereto under the heading “Summary - The Amalgamation”.

“Amalco Common Share(s)” means common shares in the share capital of Amalco.

“Amalco Redeemable Share(s)” has the meaning ascribed thereto under the heading “Summary – The Amalgamation”.

“Amalgamation” means the amalgamation of PJC, Metro Subco and any Qualifying Holdco under Chapter XI of the QBCA to form Amalco.

“Amalgamation Agreement” means the agreement to be dated the Effective Date among Metro, Metro Subco, PJC and any Qualifying Holdco in relation to the Amalgamation and the transactions contemplated in the Combination Agreement substantially in the form and content attached as Appendix C hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the Combination Agreement.

“Amalgamation Resolution” means the special resolution of Shareholders to be passed by at least two-thirds of the votes cast by the Shareholders, voting together as a single class, present in person or represented by proxy at the Meeting and entitled to vote, substantially in the form and content attached as Appendix A hereto.

“April LOI” has the meaning ascribed thereto under the heading “The Amalgamation - Background to the Amalgamation”.

“ARC” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Regulatory Approvals”.

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“Articles of Amalgamation” means the articles confirming the Amalgamation required under the QBCA to be filed with the Enterprise Registrar.

“August LOI” has the meaning ascribed thereto under the heading “The Amalgamation - Background to the Amalgamation”.

“August Proposal” has the meaning ascribed thereto under the heading “The Amalgamation - Background to the Amalgamation”.

“Authorization(s)” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Available Cash Consideration” means the number of Amalco shares issuable to Shareholders or Qualifying Holdco Shareholders under the Amalgamation which is equal to the quotient obtained by dividing 75% of the Consideration by $24.50.

“Available Share Consideration” means the number of Metro Shares issuable to Shareholders or Qualifying Holdco Shareholders under the Amalgamation which is equal to the quotient obtained by dividing 25% of the Consideration by the Metro Reference Price.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Board” means the board of directors of PJC.

“Board Recommendation” means the statement that the Board has received the NBF Fairness Opinion, and has unanimously (with the Coutu family abstaining from voting), after receiving legal and financial advice and the unanimous recommendation of the Special Committee, determined that the Amalgamation Resolution is in the best interests of PJC and recommends that Shareholders vote in favour of the Amalgamation Resolution.

“Books and Records” means books and records of PJC and its Subsidiaries, including books of account, Tax records, sales and purchase records, customer and supplier lists, technical documents including specifications, bills of materials and business reports, whether in written or electronic form.

“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec under applicable Laws.

“Cash Consideration” has the meaning ascribed thereto under the heading “Summary - The Amalgamation”.

“CEO” or “CEOs” has the meaning ascribed thereto under the heading “The Amalgamation - Background to the Amalgamation”.

“Certificate of Amalgamation” means the certificate issued by the Enterprise Registrar attesting to the Amalgamation pursuant to section 286 of the QBCA.

“Change in Recommendation” means for the Board to (a) fail to unanimously recommend, or withdraw, amend, modify or qualify in a manner adverse to Metro, or publicly propose or state an intention to withdraw, amend, modify or qualify in a manner adverse to Metro, the Board Recommendation, (b) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days

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following such public announcement or public disclosure will not constitute a Change in Recommendation), or (c) fail to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by Metro to do so.

“Chairmen” has the meaning ascribed thereto under the heading “The Amalgamation - Background to the Amalgamation”.

“Change of Control Agreement(s)” has the meaning ascribed thereto under the heading “The Amalgamation - Interest of certain persons in the Amalgamation”.

“Class A Share(s)” has the meaning ascribed thereto under the heading “Introduction”.

“Class B Share(s)” has the meaning ascribed thereto under the heading “Introduction”.

“Class C Share(s)” has the meaning ascribed thereto under the heading “Information concerning the meeting and voting - Voting Shares and principal holders thereof”.

“Collective Agreement(s)” means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) with any labour union or employee association and by which PJC and any of its Subsidiaries are bound.

“Combination Agreement” means the agreement dated October 2, 2017 entered into between Metro and PJC with respect to, among other things, the transactions contemplated in the Amalgamation Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Competition Act” means the Competition Act (Canada) as now in effect and as it may be amended from time to time prior to the Effective Date.

“Competition Act Approval” means (i) receipt by Metro of an advance ruling certificate by the Commissioner of Competition under subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by the Combination Agreement, or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with paragraph 113(c) of the Competition Act, and (B) receipt by Metro of a No Action Letter.

“Consideration” means the consideration to be received by a Shareholder or a Qualifying Holdco Shareholder, as applicable, pursuant to the Amalgamation for each Share or Qualifying Holdco Share, as applicable, consisting of, at the election of each Shareholder, the Cash Consideration or the Share Consideration, subject to proration and rounding as set out in the Combination Agreement.

“Contract(s)” means all verbal or written contracts and agreements (including quotations, purchase orders and rebates), Collective Agreements, Leases, franchises, deeds, indentures, instruments, entitlements, commitments and undertakings made by or to which Metro or PJC, as the case may be, or any of their respective Subsidiaries is a party or by which Metro or PJC, as the case may be, or any of their respective Subsidiaries, is bound, or under which Metro or PJC, as the case may be, or any of their respective Subsidiaries, has any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares.

“Code” has the meaning ascribed thereto under the heading “Certain U.S. federal income tax considerations”.

“Commitment Letter” means the commitment letter dated October 2, 2017, between Metro and the Lenders, including the summaries of terms attached thereto.

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“Confidentiality Agreement” means the agreement dated August 22, 2017 between PJC and Metro, relating to the confidentiality of negotiations and information.

“Confidentiality Agreements” means the Confidentiality Agreement and the agreement dated August 22, 2017 between the Controlling Shareholder and Metro, relating to the confidentiality of negotaitions and information. Please see “The Amalgamation - Background to the Amalgamation”.

“Controlling Shareholder” has the meaning ascribed thereto under the heading “The Amalgamation - Background to the Amalgamation”.

“Convention” has the meaning ascribed thereto under the heading “Certain U.S. federal income tax considerations”.

“Corporation” means The Jean Coutu Group (PJC) Inc.

“Coutu Shareholders” has the meaning ascribed thereto under the heading “Summary - Support and Voting Agreements”.

“Coutu Voting and Support Agreements” has the meaning ascribed thereto under the heading “Summary - Support and Voting Agreements”.

“CRA” means the Canada Revenue Agency.

“Depositary” means Computershare Trust Company of Canada.

“Dissenting Shareholder(s)” has the meaning ascribed thereto under the heading “Dissenting Shareholders rights - Right to demand repurchase of Shares under the QBCA”.

“Dissent Notice” has the meaning ascribed thereto under the heading “Summary - Dissent Rights”.

“Dissent Rights” has the meaning ascribed thereto under the heading “Dissenting Shareholders rights - Summary”.

“DSU(s)” means the outstanding deferred share units of PJC issued pursuant to the DSU Plan.

“DSU Plan” means the deferred share unit plan of PJC having an effective date of December 1, 2000, as last modified on April 29, 2014.

“D&O Shareholder(s)” has the meaning ascribed thereto under the heading “The Amalgamation - Support and Voting Agreements”.

“D&O Support and Voting Agreements” has the meaning ascribed thereto under the heading “The Amalgamation - Support and Voting Agreements”.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“Effective Date” means the date shown on the Certificate of Amalgamation.

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date.

“Election Deadline” has the meaning ascribed thereto under the heading “Frequently asked questions - About the Amalgamation”.

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“Encumbrance(s)” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, easement, servitude, right of pre-emption, privilege or any option or contract to create any of the foregoing.

“Enterprise Registrar” means the enterprise registrar acting under the QBCA.

“Employee Plan(s)” means all employee benefit, fringe benefit, health, welfare, medical, dental, life insurance, supplemental unemployment benefit, bonus, commissions, profit sharing, option, phantom stock, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, termination, severance, change of control, share purchase, share compensation, disability, retirement, pension, supplemental retirement plans and similar employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of PJC or any of its Subsidiaries, employees or former employees of PJC, which are maintained, sponsored or funded by or binding upon PJC or any of its Subsidiaries, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, in respect of which PJC or any of its Subsidiaries may have any liability (contingent or otherwise) other than benefit plans established pursuant to statute.

“Excess Cash Election” has the meaning ascribed thereto under the heading “The Amalgamation - Amalgamation mechanics”.

“Excess Metro Share Election” has the meaning ascribed thereto under the heading “The Amalgamation - Amalgamation mechanics”.

“Exchange Ratio” means 0.61006 Metro Share for each Share.

“Exercise Price” means the price at which an Option may be exercised.

“Fairness Opinions” means TD Fairness Opinion and the NBF Fairness Opinion.

“Franchise Agreement(s)” has the meaning ascribed thereto ins section 3.1.32.2 of the Combination Agreement, which agreement is attached as Appendix B hereto.

“GAAP” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Governmental Entity” or “Governmental Entities” means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holdco Alternative” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Holdco Alternative”.

“Holdco Election Date” means the date referred to in the Letter of Transmittal and Election Form sent to Qualifying Holdco Shareholders, as further detailed in section 2.8.1 of the Combination Agreement, which agreement is attached as Appendix B hereto.

“Indebtedness” means, without duplication but excluding indebtedness between a Person and its wholly-owned Subsidiaries: (i) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (ii) obligations under conditional sale or other title retention Contracts relating to purchased property, (iii) capitalized lease obligations, (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (v) guarantees of any Indebtedness of any other Person.

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“Information Circular” means this management information circular.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications, (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing, (iii) copyrights, copyright registrations and applications for copyright registration, (iv) mask works, mask work registrations and applications for mask work registrations, (v) designs, design registrations, design registration applications and integrated circuit topographies, (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing, (vii) software, and (viii) any other intellectual property and industrial property.

“Intermediary” or “Intermediaries” means a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary.

“IRS” has the meaning ascribed thereto under the heading “Certain U.S. federal income tax considerations”.

“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (to the extent that they have the force of law or are binding on the Person to which they purport to apply), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities

“Leased Property” or “Leased Properties” has the meaning ascribed thereto in section 3.1.30.3 of the Combination Agreement, which agreement is attached as Appendix B hereto.

“Lease(s)” means the leases, subleases, licenses or occupancy agreements pursuant to which PJC or one of its Subsidiaries is the tenant, subtenant, licensee or occupier, as applicable, of the Leased Properties.

“Legal Action” means any claim, action, suit, demand, arbitration, inquiry, charge, indictment, hearing or other civil, criminal or administrative proceeding, or other investigation, audit, examination or proceeding, including for greater certainty those described in the PJC Disclosure Letter or the Metro Disclosure Letter.

“Lenders” means each of Bank of Montréal, Canadian Imperial Bank of Commerce and National Bank of Canada, and any other Person who becomes a lender in respect of the Commitment Letter.

“Letter of Transmittal and Election Form” has the meaning ascribed thereto under the heading “Summary - Letter of Transmittal and Election Form”.

“Matching Period” has the meaning ascribed thereto under the heading “Summary of the Combination Agreement - Covenants”.

“Material Adverse Effect” has the meaning ascribed thereto in section 1.1.75 of the Combination Agreement, which agreement is attached as Appendix B hereto.

“Material Contract(s)” has the meaning ascribed thereto in section 1.1.76 of the Combination Agreement, which agreement is attached as Appendix B hereto.

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“Meeting” has the meaning ascribed thereto under the heading “Introduction”.

“Metro” means Metro Inc.

“Metro Disclosure Letter” means the letter dated as of the date of the Combination Agreement delivered by Metro to PJC contemporaneously with the execution of the Combination Agreement.

“Metro Disclosure Record” means all documents publicly filed under the profile of Metro on SEDAR and all other documents required to be publicly filed by it with any Securities Authorities or with the TSX since June 25, 2016.

“Metro Reference Price” means $40.16.

“Metro Reorganization” has the meaning ascribed thereto in section 5.11.5 of the Combination Agreement, which agreement is attached as Appendix B hereto.

“Metro Share(s)” has the meaning ascribed thereto under the heading “Notice to Shareholders in the United States”.

“Metro Subco” means an entity to be incorporated which will be a direct wholly-owned subsidiary of Metro.

“MI 61-101” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Securities Law matters”.

“NBF” means National Bank Financial inc.

“NBF Fairness Opinion” means the opinion of NBF to the effect that, as of the date of such opinion, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such Shareholders.

“No Action Letter” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Regulatory Approvals”.

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian federal income tax considerations - Shareholders not resident in Canada”.

“Notice of Meeting” has the meaning ascribed thereto under the heading “Introduction”.

“Notifiable Transactions” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Regulatory Approvals”.

“Notification” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Regulatory Approvals”.

“Options” means the options to purchase Shares outstanding and unexercised at any given date and granted under the Stock Option Plan.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Outside Date” means June 4, 2018 or such later date as may be agreed to in writing by the parties to the Combination Agreement.

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“Party” or “Parties” means, as applicable, Metro, PJC and/or a Qualifying Holdco.

“PBS(‘)” means the outstanding performance-based shares issued pursuant to the PBS Plan.

“PBS Plan” means the performance-based share plan of PJC approved by the Board on January 5, 2012.

“Permitted Dividends” means a dividend, in respect of the Shares, (i) not in excess of $0.13 per Share per fiscal quarter on a basis and on timing consistent with PJC’s current practice with respect to dividends, provided that, for the third and fourth quarter of the fiscal year 2018, the dividend cannot be declared by the Board earlier than, respectively, the first week of January 2018 and the first week of April 2018 and (ii) not in excess of $0.13 per Share per fiscal quarter paid on a pro rata basis for the period immediately following the fiscal quarter in respect of which the last dividend was paid under subparagraph (i) to but excluding the Effective Date, which per Share dividend amount will be multiplied by a fraction, the numerator of which is the number of days elapsed since the date on which the last dividend paid under subparagraph (i) was declared and the denominator of which is the total number of days of the fiscal quarter then in progress, it being understood, for greater certainty, that any amount payable under (ii) will be payable without double counting of any amount payable under (i) for any ended fiscal quarter, as applicable.

“Permitted Encumbrance” has the meaning ascribed thereto in section 1.1.96 of the Combination Agreement, which agreement is attached as Appendix B hereto.

“Person” (or, where there is more than one Person, “Persons”) includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“PFIC” has the meaning ascribed thereto under the heading “Certain U.S. federal income tax considerations - U.S. federal income tax considerations relating to the Amalgamation”.

“PJC” means The Jean Coutu Group (PJC) Inc.

“PJC Disclosure Letter” means the letter dated October 2, 2017 delivered by PJC to Metro contemporaneously with the execution of the Combination Agreement.

“PJC Disclosure Record” means all documents publicly filed under the profile of PJC on SEDAR and all other documents required to be publicly filed by it with any Securities Authorities or with the TSX since February 27, 2016.

“PJC Financial Statements” refers to the financial statements of PJC discussed in section 3.1.17 of the Combination Agreement, which agreement is attached as Appendix B hereto.

“PJC Nominees” has the meaning ascribed thereto under the heading “Summary of the Combination Agreement - Covenants”.

“PJC Reorganization Transactions” has the meaning ascribed thereto in section 5.10 of the Combination Agreement, which agreement is attached as Appendix B hereto.

“Pre-Amalgamation Reorganization(s)” has the meaning ascribed thereto under the heading “Summary of the Combination Agreement - Covenants”.

“Pro Doc” means Pro Doc Ltd.

“QBCA” means the Business Corporations Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date.

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“Qualifying Holdco” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Holdco Alternative”.

“Qualifying Holdco Cash Allocation Shares” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Holdco Alternative”.

“Qualifying Holdco Shareholder(s)” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Holdco Alternative”.

“Qualifying Holdco Shareholder Election” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Holdco Alternative”.

“Qualifying Holdco Shareholder Subsidiary” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Holdco Alternative”.

“Record Date” has the meaning ascribed thereto under the heading “Summary - Record Date”.

“Registration Statement” has the meaning ascribed thereto under the heading “Notice to Shareholders in the United States”.

“Regulatory Approvals” (individually, a “Regulatory Approval”) means the Competition Act Approval and the conditional approval of the TSX to the listing of the Metro Shares issuable pursuant to the Amalgamation Agreement.

“Representative(s)” means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.

“Required Shareholder Approval” means the approval of at least two-thirds of the votes cast on the Amalgamation Resolution by the Shareholders present in person or represented by proxy at the Meeting, voting together as a single class.

“RDSP” has the meaning ascribed thereto under the heading “Eligibility for investments”.

“Remaining Metro Shares” has the meaning ascribed thereto under the heading “The Amalgamation - Amalgamation mechanics”.

“Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian federal income tax considerations - Shareholders resident in Canada”.

“RESP” has the meaning ascribed thereto under the heading “Eligibility for investments”.

“RRIF” has the meaning ascribed thereto under the heading “Eligibility for investments”.

“RRSP” has the meaning ascribed thereto under the heading “Eligibility for investments”.

“SARs” means the outstanding stock appreciation rights issued pursuant to the SAR Plan.

“SAR Plan” means the stock appreciation rights plan of JC approved by the Board on January 5, 2012.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Authorities” means the AMF and the applicable securities commissions and other securities regulatory authorities of a province of Canada.

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“Securities Laws” means the Securities Act (Québec) and any other applicable Canadian provincial and territorial securities Laws and published policies thereunder;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, which is accessible on www.sedar.com.

“Severance Period” has the meaning ascribed thereto under the heading “The Amalgamation - Interest of certain persons in the Amalgamation”.

“Share Consideration” has the meaning ascribed thereto under the heading “Summary – The Amalgamation”.

“Shareholder” (or, collectively, “Shareholders”) has the meaning ascribed thereto under the heading “Introduction”.

“Share” (or, collectively, the “Shares”) has the meaning ascribed thereto under the heading “Introduction”.

“Special Committee” means the special committee consisting of independent members of the Board formed in connection with the Amalgamation and the other transactions contemplated in the Combination Agreement.

“Stock Option Plan” means the stock option plan of PJC approved by the Board on January 5, 2012.

“Stub Dividend” has the meaning ascribed thereto under the heading “The Amalgamation - Background to the Amalgamation”.

“Subsidiaries” (individually, a “Subsidiary”) with respect to any Person means any entity, whether incorporated or unincorporated: (i) of which such Person or any other Subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from an arm’s length third party or arm’s length third parties acting jointly made after the date of the Combination Agreement: (i) to acquire not less than all of the outstanding Shares or all or substantially all of the assets of PJC on a consolidated basis, (ii) that complies with Securities Laws and did not result from or involve a breach of Section 5.5 of the Combination Agreement, which agreement is attached as Appendix B hereto, (iii) that, to the extent it offers cash consideration, is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside counsel) that the funds necessary to complete such Acquisition Proposal are then or will be committed, (iv) that is not subject to any due diligence and/or access condition; and (v) that the Board determines in good faith (after receiving the advice of its outside legal counsel with respect to the Board’s fiduciary duties and its financial advisors), taking into account all legal, financial, regulatory (including with respect to the Competition Act, to the extent applicable) and other aspects of such proposal: (a) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms and taking into account the completion risks as referred to in clause (a) above, result in a transaction that is more favourable from a financial point of view to Shareholders than the transactions contemplated by the Combination Agreement (including any amendments to the transactions contemplated by the Combination Agreement proposed by Metro pursuant to Section 5.6 of the Combination Agreement, which agreement is attached as Appendix B hereto.)

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“Superior Proposal Notice” has the meaning ascribed thereto under the heading “Summary of the Combination Agreement - Covenants”.

“Supplementary Information Request” has the meaning ascribed thereto under the heading “Certain legal and regulatory matters - Regulatory Approvals”.

“taxable capital gain” has the meaning ascribed thereto under the heading “Certain Canadian federal income tax considerations - Shareholders resident in Canada”.

“Tax Act” means the Income Tax Act (Canada).

“Tax(es)” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Governmental Entity pension plan premiums or contributions.

“Tax Proposals” has the meaning ascribed thereto under the heading “Certain Canadian federal income tax considerations”.

“Tax Regulations” means the Income Tax Regulations (Canada).

“Tax Return(s)” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“TD” means TD Securities Inc.

“TD Fairness Opinion” means the opinion of TD Securities Inc., attached as Appendix E hereto.

“Termination Fee” has the meaning ascribed thereto under the heading “Summary - Combination Agreement”.

“TFSA” has the meaning ascribed thereto under the heading “Eligibility for investments”.

“TSX” means the Toronto Stock Exchange.

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain U.S. federal income tax considerations”.

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CONSENT OF STIKEMAN ELLIOTT LLP

We have read the management information circular of The Jean Coutu Group (PJC) Inc. (“PJC”) dated October 26, 2017 (the “Information Circular”) relating to the special meeting of shareholders of PJC to approve an amalgamation under the Business Corporations Act (Québec) involving PJC, an entity to be incorporated which will be a direct wholly-owned subsidiary of Metro Inc. and any Qualifying Holdco (as such term is defined in the combination agreement dated October 2, 2017 between PJC and Metro Inc.).

We consent to the inclusion in the Information Circular of our opinion contained under the headings “Eligibility for Investments” and “Certain Canadian Federal Income Tax Considerations” and references to our firm’s name therein.

Montréal, Québec

October 26, 2017

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CONSENT OF NATIONAL BANK FINANCIAL INC.

We refer to the fairness opinion dated October 2, 2017 (the “NBF Fairness Opinion”) attached as Appendix D to the management information circular of The Jean Coutu Group (PJC) Inc. (“PJC”) dated October 26, 2017 (the “Information Circular”) relating to the special meeting of shareholders of PJC to approve an amalgamation under the Business Corporations Act (Québec) involving PJC, an entity to be incorporated which will be a direct wholly-owned subsidiary of Metro Inc., and any Qualifying Holdco (as such term is defined in the combination agreement dated October 2, 2017 between PJC and Metro Inc.).

We consent to the inclusion of the NBF Fairness Opinion in the Information Circular, to the filing of the NBF Fairness Opinion with the securities regulatory authorities and to the inclusion of a summary of the NBF Fairness Opinion in the Information Circular.

Montréal, Québec

October 26, 2017

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CONSENT OF TD SECURITIES INC.

We refer to the fairness opinion dated October 1, 2017 (the “TD Fairness Opinion”) attached as Appendix E to the management information circular of The Jean Coutu Group (PJC) Inc. (“PJC”) dated October 26, 2017 (the “Information Circular”) relating to the special meeting of shareholders of PJC to approve an amalgamation under the Business Corporations Act (Québec) involving PJC, an entity to be incorporated which will be a direct wholly-owned subsidiary of Metro Inc. and any Qualifying Holdco (as such term is defined in the combination agreement dated October 2, 2017 between PJC and Metro Inc.).

We consent to the inclusion of the TD Fairness Opinion in the Information Circular, to the filing of the TD Fairness Opinion with the securities regulatory authorities and to the inclusion of a summary of the TD Fairness Opinion in the Information Circular.

Montréal, Québec

October 26, 2017

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APPENDIX A – AMALGAMATION RESOLUTION

AMALGAMATION RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

THE JEAN COUTU GROUP (PJC) INC.

(the “Corporation”)

BE IT RESOLVED THAT:

1.	The amalgamation (the Amalgamation) of the Corporation, a direct newly-incorporated wholly-owned subsidiary of Metro Inc. (Metro Subco) and any Holdco (as defined in the Amalgamation Agreement) in accordance with the terms of the combination agreement dated October 2, 2017 (the Combination Agreement) between the Corporation and Metro Inc. (Metro) and upon the terms and conditions set forth in the amalgamation agreement (the Amalgamation Agreement) among the Corporation, Metro, Metro Subco and any Holdco, a form of which is attached as Schedule 1.1.10 to the Combination Agreement, as more particularly described and set forth in the management information circular of the Corporation (the Circular) dated •, 2017 accompanying the notice of this meeting, and as the Amalgamation may be amended, modified or supplemented in accordance with its terms, is hereby authorized, approved and adopted.

2.	The Corporation is hereby authorized to enter into an Amalgamation Agreement substantially upon the terms set forth in the form thereof attached as Schedule 1.1.8 to the Combination Agreement pursuant to Section 277 of the Business Corporations Act (Québec) and the Amalgamation Agreement is hereby confirmed and approved.

3.	The (i) Combination Agreement, Amalgamation Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Combination Agreement and the Amalgamation Agreement, (iii) actions of the directors and officers of the Corporation in executing and delivering the Combination Agreement, the Amalgamation Agreement and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Amalgamation approved) by the shareholders of the Corporation, the board of directors of the Corporation is hereby authorized and empowered, by simple resolution, without notice to or approval of the shareholders of the Corporation, (i) to amend, modify or supplement the Combination Agreement, the Amalgamation Agreement, the Articles of Amalgamation (as defined in the Amalgamation Agreement) to the extent permitted thereby, and (ii) subject to the terms of the Combination Agreement, to revoke this resolution at any time prior to the Amalgamation becoming effective and determine not to proceed with the Amalgamation.

5.	Any officer or director of the Corporation (each, an Authorized Signatory) is hereby authorized and directed for and on behalf of the Corporation to execute and deliver for filing the Articles of Amalgamation and such other documents as are necessary or desirable to the Enterprise Registrar under the Business Corporations Act (Québec) to give effect to the Amalgamation in accordance with the Combination Agreement and the Amalgamation Agreement, such determination to be conclusively evidenced by the execution and delivery of such Articles of Amalgamation and any such other documents.

6.	Any Authorized Signatory is hereby authorized and directed for and on behalf of the Corporation to execute and deliver all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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APPENDIX B — COMBINATION AGREEMENT

EXECUTION COPY

METRO INC.

- and -

THE JEAN COUTU GROUP (PJC) INC.

COMBINATION AGREEMENT

October 2, 2017

- i -

- ii -

SCHEDULES

- iii -

COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT made as of the 2nd day of October, 2017,

BETWEEN:	METRO INC., a corporation existing under the laws of Québec (hereinafter referred to as Metro)

AND:	THE JEAN COUTU GROUP (PJC) INC., a company existing under the laws of Québec (hereinafter referred to as PJC)

WHEREAS Metro and PJC wish to enter into an agreement providing for PJC to become a direct wholly-owned subsidiary of Metro through the amalgamation (the Amalgamation) of a direct newly-incorporated wholly-owned subsidiary of Metro (Metro Subco), PJC and each Qualifying Holdco (as defined herein) under Chapter XI of the QBCA (as defined herein) to form Amalco (as defined herein);

AND WHEREAS, contemporaneously with the execution and delivery of this Agreement, the shareholders of PJC identified in Schedule A attached hereto (the Irrevocable Supporting PJC Shareholders) will enter on the date hereof into irrevocable support and voting agreements with Metro (the Irrevocable Support and Voting Agreements) and the directors and officers of PJC identified in Schedule B attached hereto (the D&O Supporting PJC Shareholders) will enter on the date hereof into support and voting agreements with Metro (the D&O Support and Voting Agreements) evidencing, among other things, their agreement to vote in favour of the Amalgamation Resolution (as defined herein) and the other matters contemplated herein and their agreement, subject to certain terms and conditions, not to sell, trade, pledge or enter into any other agreements in respect of their PJC Shares (as defined herein);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1

Acquisition Proposal means, other than the transactions contemplated by this Agreement and the Amalgamation Agreement and other than any transaction between or involving only PJC and/or one or more of its direct or indirect Subsidiaries or between one or more of its Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons (other than Metro or any affiliate of Metro) relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of PJC and its Subsidiaries taken as a whole or 20% or more of any voting or equity securities of PJC or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of PJC; (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or joint actors beneficially owning 20% or more of any class of voting or equity securities (or securities convertible into or exchangeable for such voting or equity securities) of PJC; (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving PJC or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving PJC or any of its Subsidiaries;

1.1.2	Affiliates has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions as in effect on the date hereof;

1.1.3	Aggregate Consideration means the amount equal to $24.50 multiplied by all of the issued and outstanding shares of PJC on the Effective Date, excluding such PJC Shares held by Dissenting Shareholders;

1.1.4	Agreement means this Combination Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

1.1.5	Amalco means the corporation resulting from the Amalgamation;

1.1.6	Amalco Common Shares means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in the Amalco Share Terms appended to the Amalgamation Agreement;

1.1.7	Amalco Redeemable Shares means redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in the Amalco Share Terms appended to the Amalgamation Agreement;

1.1.8	Amalco Share Terms means the share terms and conditions of the Amalco Common Shares and the Amalco Redeemable Shares;

1.1.9	Amalgamation has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.10	Amalgamation Agreement means the agreement dated the Effective Date among Metro, Metro Subco, PJC and any Qualifying Holdco in relation to the Amalgamation and the transactions contemplated hereby substantially in the form and content attached hereto as Schedule 1.1.10, as the same may be amended, supplemented or otherwise modified from time to time in accordance herewith;

1.1.11	Amalgamation Resolution means the special resolution of PJC Shareholders entitled to vote thereon, substantially in the form attached hereto as Schedule 1.1.11;

1.1.12	AMF means Québec’s Autorité des marchés financiers, and any successor thereof;

1.1.13	Articles of Amalgamation means the articles confirming the Amalgamation required under the QBCA to be filed with the Enterprise Registrar;

1.1.14	Authorization means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person;

1.1.15	Available Cash Consideration has the meaning ascribed thereto in Section 2.1.2(b);

1.1.16	Available Share Consideration has the meaning ascribed thereto in Section 2.1.2(b);

1.1.17	Board means the board of directors of PJC;

1.1.18	Board Recommendation has the meaning ascribed thereto in Section 2.3.2;

1.1.19	Books and Records means books and records of PJC and its Subsidiaries, including books of account, Tax records, sales and purchase records, customer and supplier lists, technical documents including specifications, bills of materials and business reports, whether in written or electronic form;

1.1.20	Business Day means any day on which commercial banks are generally open for business in Montréal, Québec other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec under applicable Laws;

1.1.21	Cash Alternative has the meaning ascribed thereto in Section 2.1.2(a);

1.1.22	Certificate of Amalgamation means the certificate issued by the Enterprise Registrar attesting to the Amalgamation pursuant to section 286 of the QBCA;

1.1.23	Change in Recommendation means for the Board to (a) fail to unanimously recommend, or withdraw, amend, modify or qualify in a manner adverse to Metro, or publicly propose or state an intention to withdraw, amend, modify or qualify in a manner adverse to Metro, the Board Recommendation, (b) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not constitute a Change in Recommendation), or (c) fail to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by Metro to do so;

1.1.24	Circular means the notice of the PJC Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by PJC to PJC Shareholders in connection with the PJC Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

1.1.25	Collective Agreement means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) with any labour union or employee association and by which PJC and any of its Subsidiaries are bound;

1.1.26	Commissioner of Competition means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or his designee, and, when the context so requires, includes his staff at the Competition Bureau;

1.1.27	Commitment Letter means the commitment letter dated October 2, 2017 between Metro and the Lenders, including the summaries of terms attached thereto;

1.1.28	Competition Act means the Competition Act (Canada) as now in effect and as it may be amended from time to time to the Effective Date;

1.1.29	Competition Act Approval means (i) receipt by Metro of an advance ruling certificate by the Commissioner of Competition under subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with paragraph 113(c) of the Competition Act, and (B) receipt by Metro of a No Action Letter;

1.1.30	Confidentiality Agreement means the agreement dated August 22, 2017 between PJC and Metro, relating to the confidentiality of negotiations and information;

1.1.31	Consideration means the consideration to be received by a PJC Shareholder or a Qualifying Holdco Shareholder, as applicable, pursuant to the Amalgamation for each PJC Share or Qualifying Holdco Share, as applicable, consisting of, at the election of each holder, Amalco Redeemable Shares in respect of the Cash Alternative or Metro Shares in respect of the Share Alternative, subject to pro-ration as set out herein;

1.1.32	Contracts (individually, a Contract) means all verbal or written contracts and agreements (including quotations, purchase orders and rebates), collective agreements, leases, franchises, deeds, indentures, instruments, entitlements, commitments and undertakings made by or to which Metro or PJC, as the case may be, or any of their respective Subsidiaries is a party or by which Metro or PJC, as the case may be, or any of their respective Subsidiaries, is bound, or under which Metro or PJC, as the case may be, or any of their respective Subsidiaries, has any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares;

1.1.33	D&O Support and Voting Agreements has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.34	D&O Supporting PJC Shareholders has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.35	Data Room means the material contained in the virtual data room established by PJC as at 11:59 p.m. on October 1, 2017;

1.1.36	Debt Financing means the debt financing in the aggregate amount set forth in the Commitment Letter, to be provided on the terms and conditions set forth therein;

1.1.37	Depository shall mean Computershare Trust Company of Canada;

1.1.38	Disclosing Party has the meaning ascribed thereto in Section 4.1.4;

1.1.39	Disclosure Document has the meaning ascribed thereto in Schedule 3.1;

1.1.40	Dissent Rights means the rights to demand repurchase of PJC Shares in respect of the Amalgamation provided for pursuant to the QBCA;

1.1.41	Dissenting Shareholder means a registered PJC Shareholder who, in connection with the Amalgamation Resolution, has exercised Dissent Rights pursuant to sections 372 and following of the QBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive, if the Amalgamation is completed, the fair value of his or her PJC Shares as determined in accordance with the QBCA;

1.1.42	DSU means the outstanding deferred share units issued pursuant to the DSU Plan;

1.1.43	DSU Plan means the deferred share unit plan of PJC having an effective date of December 1, 2000, as last modified on April 29, 2014;

1.1.44	Effective Date means the date shown on the Certificate of Amalgamation;

1.1.45	Effective Time means 12:01 a.m. (Eastern time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date;

1.1.46	Employee Plans means all employee benefit, fringe benefit, health, welfare, medical, dental, life insurance, supplemental unemployment benefit, bonus, commissions, profit sharing, option, phantom stock, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, termination, severance, change of control, share purchase, share compensation, disability, retirement, pension, supplemental retirement plans and similar employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of PJC or any of its Subsidiaries, employees or former employees of PJC, which are maintained, sponsored or funded by or binding upon PJC or any of its Subsidiaries, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, in respect of which PJC or any of its Subsidiaries may have any liability (contingent or otherwise) other than benefit plans established pursuant to statute;

1.1.47	Encumbrances shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, easement, servitude, right of pre-emption, privilege or any option or contract to create any of the foregoing;

1.1.48	Enterprise Registrar means the enterprise registrar acting under the QBCA;

1.1.49	Environmental Laws means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental or public health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including requirements governing the reduction of greenhouse gas emissions and the use and storage of Hazardous Substances;

1.1.50	Excess Cash Election has the meaning ascribed thereto in Section 2.1.2(d);

1.1.51	Excess Metro Share Election has the meaning ascribed thereto in Section 2.1.2(e);

1.1.52	Exchange Ratio means 0.61006 Metro Shares for each PJC Share;

1.1.53	Exercise Price means the price at which an Option may be exercised;

1.1.54	Fairness Opinions means the opinions of National Bank Financial Inc. and TD Securities Inc. to the effect that, as of the date of such opinions the Consideration to be received by the PJC Shareholders is fair, from a financial point of view, to the PJC Shareholders;

1.1.55	Franchise Agreement has the meaning ascribed thereto in Schedule 3.1;

1.1.56	Franchised Location has the meaning ascribed thereto in Schedule 3.1;

1.1.57	GAAP means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

1.1.58	Governmental Entity (collectively, the Governmental Entities) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.59	Hazardous Substances means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined or regulated under any Environmental Laws;

1.1.60	Holdco Alternative has the meaning ascribed thereto in Section 2.8.1;

1.1.61	Holdco Election Date has the meaning ascribed thereto in Section 2.8.1;

1.1.62	Holdco Election Document has the meaning ascribed thereto in Section 2.8.1;

1.1.63	Indebtedness means, without duplication but excluding indebtedness between a Person and its wholly-owned Subsidiaries: (i) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured; (ii) obligations under conditional sale or other title retention Contracts relating to purchased property; (iii) capitalized lease obligations; (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (v) guarantees of any Indebtedness of any other Person;

1.1.64	Indemnified Persons has the meaning ascribed thereto in Section 5.14;

1.1.65	Intellectual Property means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property;

1.1.66	Intellectual Property Rights has the meaning ascribed thereto in Schedule 3.1;

1.1.67	Irrevocable Support and Voting Agreements has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.68	Irrevocable Supporting PJC Shareholders has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.69	Laws (individually, a Law) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (to the extent that they have the force of law or are binding on the Person to which they purport to apply), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.70	Leased Property has the meaning ascribed thereto in Schedule 3.1;

1.1.71	Leases means the leases, subleases, licenses or occupancy agreements pursuant to which PJC or one of its Subsidiaries is the tenant, subtenant, licensee or occupier, as applicable, of the Leased Properties;

1.1.72	Legal Action means any claim, action, suit, demand, arbitration, inquiry, charge, indictment, hearing or other civil, criminal or administrative proceeding, or other investigation, audit, examination or proceeding, including for greater certainty those described in Section 3.1.9 of the PJC Disclosure Letter;

1.1.73	Lenders means each of Bank of Montreal, Canadian Imperial Bank of Commerce and National Bank of Canada, and any other Person who becomes a lender in respect of the Commitment Letter;

1.1.74	Matching Period has the meaning ascribed thereto in Section 5.7.1(g);

1.1.75	Material Adverse Effect means with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which is, or would reasonably be expected to be (individually or in the aggregate), material and adverse to the business, assets, properties, condition (financial or otherwise), operations, results of operations of such Person and its Subsidiaries, on a consolidated basis; except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)	any change in GAAP or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business;

(b)	any adoption, proposal, implementation or change in Law, or in any interpretation thereof, by any Governmental Entity;

(c)	any change or development in general economic, business, or regulatory conditions or in national or global financial or capital markets;

(d)	any matter which has been expressly disclosed by such Person in the PJC Disclosure Letter or Metro Disclosure Letter, as applicable, to the extent such matter has been disclosed;

(e)	any fluctuations in interest rates, Canadian and U.S. exchange rates or commodity prices;

(f)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(g)	any change or development affecting the industries in which such Person or its Subsidiaries operate;

(h)	the, negotiation, execution, or announcement of the entering into of this Agreement or of the Amalgamation and the consummation of the transactions contemplated herein, including any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of such Person or any of its Subsidiaries with any of their franchisees, suppliers, clients, licensors, regulators, lessors, employees, financing sources or shareholders resulting therefrom;

(i)	any action taken (or omitted to be taken) by PJC or Metro or any of their Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or requested by the other party hereto in writing, or the failure to take any actions prohibited by this Agreement;

(j)	the failure by PJC or Metro, as applicable, in and of itself to meet any internal or public projections, forecasts, guidance or estimates of revenues, cash flow, or earnings or any seasonal fluctuations in PJC’s or Metro’s results, as applicable (it being understood that the cause underlying such failure may however be taken into account in determining whether a Material Adverse Effect has occurred); or

(k)	any change in the market price or trading volume of any securities of Metro or PJC (it being understood that the causes underlying such changes in market price or trading volume may however be taken into account in determining whether a Material Adverse Effect in respect of PJC has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of Metro or PJC, as the case may be, trade;

provided, however, that any such event, change or effect referred to in clauses (b), (c), (f) or (g) above does not have a materially disproportionate adverse effect on Metro or PJC, as the case may be, or any of their respective Subsidiaries taken as a whole, compared to comparable companies operating in the industries in which Metro, PJC and their respective Subsidiaries operate; and unless expressly provided in any particular Section of this Agreement, references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

1.1.76

Material Contract means (1) any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement relating to the formation, creation or operation of any partnership, limited liability company or joint venture; (iii) relating directly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $10 million in the aggregate, excluding guarantees or intercompany liabilities or obligations between two or more wholly-owned Subsidiaries of PJC or between PJC and one or more of its wholly-owned Subsidiaries; (iv) restricting the incurrence of indebtedness by PJC or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Encumbrance) the incurrence of any Encumbrances on any properties or assets of PJC or any of its Subsidiaries, or restricting the payment of dividends by PJC or by any of its Subsidiaries; (v) under which PJC or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $10 million such as the purchase of supplies, equipment and inventory, other than Franchise Agreements; (vi) that creates, in favour of another Person other than PJC or a Subsidiary, an exclusive dealing arrangement, right of first offer or refusal or “most favoured nation” obligation; (vii) that is a Collective Agreement or other material agreement with a union; (viii) providing for severance or change in control payments; (ix) providing for the purchase, sale or exchange of, or unconditional option to purchase, sell or exchange, any real or immovable property or real or immovable asset where the purchase or sale price or agreed value or fair market value of such real or immovable property or real or immovable asset exceeds $10 million; (x) that limits or restricts in any material respect (A) the ability of PJC or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom PJC or any of its Subsidiaries may sell products or deliver services; or (xi) that requires the consent of any other party to the Contract to a change in control of PJC or any of its Subsidiaries; and (2) any Contract pursuant to which PJC or one of its Subsidiaries is the tenant, subtenant, franchisor, licensee or occupier, as applicable, of the Leased Properties;

1.1.77	Material Subsidiaries means (i) in respect of PJC, Pro Doc Ltd. and Rx Information Centre Ltd., and (ii) in respect of Metro, Metro Richelieu Inc., McMahon Distributeur pharmaceutique Inc., Metro Québec Real Estate Inc., Metro Ontario Inc., Metro Ontario Real Estate Limited, Metro Ontario Pharmacies Limited, Adonis Group Inc., Phoenicia Group Inc., Les placements Metro Canada Inc. and Première Moisson Group Inc.;

1.1.78	material fact has the meaning ascribed thereto in the Securities Act (Québec);

1.1.79	Metro Balance Sheet has the meaning ascribed thereto in Schedule 3.2;

1.1.80	Metro Disclosure Letter means the letter dated as of the date hereof delivered by Metro to PJC contemporaneously with the execution of this Agreement;

1.1.81	Metro Disclosure Record means all documents publicly filed under the profile of Metro on the System for Electronic Document Analysis Retrieval (SEDAR) and all other documents required to be publicly filed by it with any Securities Authorities or with the TSX since June 25, 2016;

1.1.82	Metro Reference Price means $40.16;

1.1.83	Metro Reorganization has the meaning ascribed thereto in Section 5.11.5;

1.1.84	Metro Shares (individually, a Metro Share) means common shares in the share capital of Metro;

1.1.85	Metro Subco has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.86	Misrepresentation has the meaning ascribed thereto under Securities Laws;

1.1.87	No Action Letter means written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

1.1.88	officer means the individuals listed as officers in the Annual Information Form of PJC for the fiscal year ended March 4, 2017;

1.1.89	Options means the options to purchase PJC Shares outstanding and unexercised at any given date and granted under the Stock Option Plan;

1.1.90	Ordinary Course means, with respect to an action taken by any Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person;

1.1.91	Outside Date means June 4, 2018 or such later date as may be agreed to in writing by the parties hereto;

1.1.92	Owned Property has the meaning ascribed thereto in Schedule 3.1;

1.1.93	PBS means the outstanding performance-based shares issued pursuant to the PBS Plan;

1.1.94	PBS Plan means the performance-based share plan of PJC approved by the Board on January 5, 2012;

1.1.95	Permitted Dividends means a dividend, in respect of the PJC Shares, (i) not in excess of $0.13 per PJC Share per fiscal quarter on a basis and on timing consistent with PJC’s current practice with respect to dividends, provided that, for the third and fourth quarter of the fiscal year 2018, the dividend cannot be declared by the Board earlier than, respectively, the first week of January 2018 and the first week of April 2018 and (ii) not in excess of $0.13 per PJC Share per fiscal quarter paid on a pro rata basis for the period immediately following the fiscal quarter in respect of which the last dividend was paid under subparagraph (i) to but excluding the Effective Date, which per PJC Share dividend amount will be multiplied by a fraction, the numerator of which is the number of days elapsed since the date on which the last dividend paid under subparagraph (i) was declared and the denominator of which is the total number of days of the fiscal quarter then in progress, it being understood, for greater certainty, that any amount payable under (ii) shall be payable without double counting of any amount payable under (i) for any ended fiscal quarter, as applicable;

1.1.96	Permitted Encumbrances means, in respect of PJC or any of its Subsidiaries, any one or more of the following:

(a)	easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in land or real property, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the use of the PJC assets or otherwise materially impair business operations at the affected properties;

(b)	Encumbrances imposed by Law and incurred in the Ordinary Course for obligations not yet due or delinquent;

(c)	Encumbrances in respect of pledges or deposits under workers’ compensation, social security or similar laws, other than with respect to any amounts which are due or delinquent, unless such amounts are being contested in good faith by appropriate proceedings;

(d)	zoning and building by-laws and ordinances and regulations made by public authorities that do not materially adversely affect the use of the PJC assets or otherwise materially impair business operations at the affected properties;

(e)	Encumbrances for indebtedness arising in the Ordinary Course which was incurred to pay all or a part of the purchase price of any personal or moveable property;

(f)	Encumbrances incurred, created and granted in the Ordinary Course to a public utility or private supplier of services, municipality or Governmental Entity in connection with operations conducted with respect to any PJC assets that do not materially adversely affect the use of the PJC assets or otherwise materially impair business operations at the affected properties;

(g)	the reservations, limitations, provisos and conditions in any original grant from the applicable Governmental Entity of any of the lands forming part of any PJC assets, or interests in them and statutory exceptions to title that do not materially adversely affect the use of the PJC assets or otherwise materially impair business operations at the affected properties;

(h)	Encumbrances for Taxes which are not due or delinquent, or which are being contested in good faith by appropriate proceedings;

(i)	inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of any PJC assets, provided that such Encumbrances are related to obligations not due or delinquent, are not registered against title to any PJC assets and in respect of which adequate holdbacks are being maintained as required by Law;

(j)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit forming part of any PJC assets, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(k)	such other non-financial rights, imperfections or irregularities of title, encroachments and encumbrances or Encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;

(l)	Encumbrances, other than those described above, registered, as at the date of this Agreement, against the PJC assets in a public personal property registry, personal and real rights registry, land registry or register, or similar registry; and

(m)	Encumbrances described in Section 1.1.96 of the PJC Disclosure Letter;

1.1.97	Person includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.98	Pharmaceutical Laws has the meaning ascribed thereto in Schedule 3.1;

1.1.99	PJC Balance Sheet has the meaning ascribed thereto in Schedule 3.1;

1.1.100	PJC Disclosure Letter means the letter dated as of the date hereof delivered by PJC to Metro contemporaneously with the execution of this Agreement;

1.1.101	PJC Disclosure Record means all documents publicly filed under the profile of PJC on the System for Electronic Document Analysis Retrieval (SEDAR) and all other documents required to be publicly filed by it with any Securities Authorities or with the TSX since February 27, 2016;

1.1.102	PJC Employee means the officers and employees of PJC and its Subsidiaries;

1.1.103	PJC Meeting means the special meeting of PJC Shareholders (including any adjournment or postponement thereof contemplated by this Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation Resolution and for any other purpose as may be set out in the Circular and agreed to by Metro;

1.1.104	PJC Nominees has the meaning ascribed thereto in Section 5.13.1;

1.1.105	PJC Reorganization Transactions has the meaning ascribed thereto in Section 5.10;

1.1.106	PJC Shareholders (individually, a PJC Shareholder) means the registered or beneficial holders of the issued and outstanding PJC Shares, from time to time;

1.1.107	PJC Shares (individually, a PJC Share) means the Class “A” subordinate voting shares and the Class “B” Shares in the share capital of PJC;

1.1.108	Pre-Amalgamation Reorganization has the meaning ascribed thereto in Section 5.11.1;

1.1.109	QBCA means the Business Corporations Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.110	Qualifying Holdco has the meaning ascribed thereto in Section 2.8.1;

1.1.111	Qualifying Holdco Cash Allocation Shares has the meaning ascribed thereto in 2.8.4;

1.1.112	Qualifying Holdco Share means a share in the share capital of a Qualifying Holdco;

1.1.113	Qualifying Holdco Shareholder has the meaning ascribed thereto in Section 2.8.1 and, for purposes of Section 2.1 (other than Section 2.1.2(c)), includes its Qualifying Holdco Shareholder Subsidiary, if any;

1.1.114	Qualifying Holdco Shareholder Election has the meaning ascribed thereto in 2.8.4;

1.1.115	Qualifying Holdco Shareholder Subsidiary has the meaning ascribed thereto in 2.8.4;

1.1.116	Receiving Party has the meaning ascribed thereto in Section 4.1.4;

1.1.117	Regulatory Approvals (individually, a Regulatory Approval) means the Competition Act Approval and the conditional approval of TSX to the listing of the Metro Shares issuable pursuant to the Amalgamation Agreement;

1.1.118	Remaining Metro Shares has the meaning ascribed thereto in Section 2.1.3;

1.1.119	Representatives means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries;

1.1.120	Required Shareholder Approval means the approval of at least two-thirds of the votes cast on the Amalgamation Resolution by the PJC Shareholders present in person or represented by proxy at the PJC Meeting, voting together as a single class;

1.1.121	SAR means the outstanding stock appreciation rights issued pursuant to the SAR Plan;

1.1.122	SAR Plan means the stock appreciation rights plan of PJC approved by the Board on January 5, 2012;

1.1.123	SEC has the meaning ascribed thereto in Section 2.9.1;

1.1.124	Securities Authorities means the AMF and the applicable securities commissions and other securities regulatory authorities of a province of Canada;

1.1.125	Securities Laws means the Securities Act (Québec) and any other applicable Canadian provincial and territorial securities Laws and published policies thereunder;

1.1.126	Share Alternative has the meaning ascribed thereto in Section 2.1.2(a);

1.1.127	Special Committee means the special committee consisting of independent members of the Board formed in connection with the Amalgamation and the other transactions contemplated by this Agreement;

1.1.128	Stock Option Plan means the stock option plan of PJC approved by the Board on January 5, 2012;

1.1.129	Subsidiary (collectively, the Subsidiaries) with respect to any Person means any entity, whether incorporated or unincorporated: (i) of which such Person or any other Subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

1.1.130	Superior Proposal means any unsolicited bona fide written Acquisition Proposal from an arm’s length third party or arm’s length third parties acting jointly made after the date of this Agreement: (i) to acquire not less than all of the outstanding PJC Shares or all or substantially all of the assets of PJC on a consolidated basis; (ii) that complies with Securities Laws and did not result from or involve a breach of Section 5.5 hereof; (iii) that, to the extent it offers cash consideration, is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside counsel) that the funds necessary to complete such Acquisition Proposal are then or will be committed; (iv) that is not subject to any due diligence and/or access condition; and (v) that the Board determines in good faith (after receiving the advice of its outside legal counsel with respect to the Board’s fiduciary duties and its financial advisors), taking into account all legal, financial, regulatory (including with respect to the Competition Act, to the extent applicable) and other aspects of such proposal:

(a)	is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

(b)	would, if consummated in accordance with its terms and taking into account the completion risks as referred to in clause (a) above, result in a transaction that is more favourable from a financial point of view to PJC Shareholders than the transactions contemplated by this Agreement (including any amendments to the transactions contemplated by this Agreement proposed by Metro pursuant to Section 5.6 of this Agreement);

1.1.131	Superior Proposal Notice has the meaning ascribed thereto in Section 5.7.1(f);

1.1.132	Tax and Taxes includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Governmental Entity pension plan premiums or contributions;

1.1.133	Tax Act means the Income Tax Act (Canada);

1.1.134	Tax Returns means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

1.1.135	Technology has the meaning ascribed thereto in Schedule 3.1;

1.1.136	Termination Fee has the meaning ascribed thereto in Section 7.3.2;

1.1.137	Termination Fee Event has the meaning ascribed thereto in Section 7.3.2;

1.1.138	TSX means the Toronto Stock Exchange;

1.1.139	U.S. Exchange Act has the meaning ascribed thereto in Schedule 3.1;

1.1.140	U.S. Securities Act has the meaning ascribed thereto in Schedule 3.1;

1.1.141	WSHL has the meaning ascribed thereto in Schedule 3.1.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Any capitalized terms used in any Schedule or in either of the PJC Disclosure Letter or the Metro Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.

1.3	Currency

All sums of money referred to in this Agreement, unless otherwise noted, are expressed in Canadian dollars.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Entire Agreement

This Agreement, the PJC Disclosure Letter, the Metro Disclosure Letter and the Confidentiality Agreement constitute the entire agreement between the parties hereto pertaining to the terms of the Amalgamation and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Amalgamation and such arrangements. In the event of any conflict between the provisions of this Agreement and the provisions of the Amalgamation Agreement which shall be entered into pursuant to the terms of this Agreement, the provisions of this Agreement shall prevail.

1.7	Statutory References, References to Persons and References to Contracts

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with its terms.

1.8	Knowledge

1.8.1	Any reference to the knowledge of PJC shall mean to the knowledge of François J. Coutu, André Belzile, Jean-Michel Coutu, Alain Lafortune, Richard Mayrand, Normand Messier, Brigitte Dufour, Marcel Raymond and Marie-Chantal Lamothe, in their respective capacity as officers of PJC and not in their personal capacity, after reasonable and diligent inquiry by such individual.

1.8.2	Any reference to the knowledge of Metro shall mean to the knowledge of Eric R. La Flèche, François Thibault and Simon Rivet, in their respective capacity as officers of Metro and not in their personal capacity, after reasonable and diligent inquiry by such individual.

ARTICLE 2

AMALGAMATION

2.1	Terms of Amalgamation

PJC and Metro covenant and agree that the Amalgamation will be implemented in accordance with and subject to the terms hereof and as more fully set forth in the Amalgamation Agreement, including, without limitation, as follows:

2.1.1	At the Effective Date, Metro Subco, PJC and any Qualifying Holdco shall be amalgamated and shall continue as one company, being Amalco, pursuant to the provisions of Chapter XI of the QBCA.

2.1.2	At the Effective Date:

(a)	the PJC Shares outstanding immediately prior to the Effective Date (other than PJC Shares held by Dissenting Shareholders and PJC Shares held by Qualifying Holdcos) and the Qualifying Holdco Shares outstanding immediately prior to the Effective Date held by a Qualifying Holdco Shareholder of a Qualifying Holdco who elects the Holdco Alternative and complies with the provisions of Section 2.8 shall, in accordance with the procedures set forth in this Agreement, at the election of each holder thereof, either be:

(i)	converted into such number of duly authorized, fully-paid and non- assessable Amalco Redeemable Shares as is equal to the number of such PJC Shares held by such holder or Qualifying Holdco, which Amalco Redeemable Shares shall be redeemed by Amalco in accordance with the Amalco Share Terms immediately following the Amalgamation in consideration for $24.50 per share in cash (the Cash Alternative); or

(ii)	cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of such PJC Shares held by such holder or Qualifying Holdco multiplied by the Exchange Ratio (the Share Alternative);

in each case subject to pro-ration as provided below and to the Qualifying Holdco Shareholder Election as provided herein;

(b)	Section 2.1.2(a) is subject to the following: (x) no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and the PJC Shareholder or Qualifying Holdco Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 2.1.3; (y) the number of Amalco Redeemable Shares issuable to PJC Shareholders or Qualifying Holdco Shareholders under the Amalgamation shall be equal to the quotient obtained by dividing 75% of the Aggregate Consideration by $24.50 (the Available Cash Consideration); and (z) the number of Metro Shares issuable to PJC Shareholders or Qualifying Holdco Shareholders under the Amalgamation shall be equal to the quotient obtained by dividing 25% of the Aggregate Consideration by the Metro Reference Price (the Available Share Consideration);

(c)

any PJC Shareholder or Qualifying Holdco Shareholder who fails to complete a letter of transmittal and notice of guaranteed delivery, if applicable, as provided in the Amalgamation Agreement or who does not properly elect either the Share Alternative or the Cash Alternative in the letter of transmittal and notice of guaranteed delivery, if applicable, with respect to any PJC Shares or Qualifying Holdco Shares deposited by such PJC Shareholder in connection with the Amalgamation, will be deemed to have elected the Cash Alternative;

(d)	if the aggregate number of Amalco Redeemable Shares that would otherwise be issuable to PJC Shareholders and Qualifying Holdco Shareholders who elect (or are deemed to have elected) the Cash Alternative in respect of their PJC Shares exceeds the Available Cash Consideration, the number of Amalco Redeemable Shares available to those PJC Shareholders and Qualifying Holdco Shareholders who have so elected (or are deemed to have so elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such PJC Shareholders and Qualifying Holdco Shareholders in a number equal to (i) the number of Amalco Redeemable Shares sought by each such PJC Shareholder or Qualifying Holdco Shareholder, as the case may be, who so elected (or is deemed to have so elected) the Cash Alternative multiplied by (ii) a fraction, the numerator of which is (A) the Available Cash Consideration, and the denominator of which is (B) the aggregate number of Amalco Redeemable Shares sought by those PJC Shareholders and Qualifying Holdco Shareholders who have so elected (or are deemed to have so elected) the Cash Alternative, and in respect of the number of Amalco Redeemable Shares elected which exceeds the number of Amalco Redeemable Shares so allocated to each such PJC Shareholder or Qualifying Holdco Shareholder, as applicable (the Excess Cash Election), each such PJC Shareholder or Qualifying Holdco Shareholder will receive Metro Shares in lieu of the Excess Cash Election (or the net cash proceeds as set forth in Section 2.1.3 in lieu of any fractional Metro Share that the PJC Shareholder or Qualifying Holdco Shareholder would otherwise have received pursuant to this paragraph (d)), the number of such Metro Shares being the product of (i) the Excess Cash Election multiplied by (ii) the Exchange Ratio;

(e)	if the aggregate number of Metro Shares that would otherwise be issuable to PJC Shareholders and Qualifying Holdco Shareholders who elect the Share Alternative in respect of their PJC Shares exceeds the Available Share Consideration, the number of Metro Shares available to those PJC Shareholders and Qualifying Holdco Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such PJC Shareholders and Qualifying Holdco Shareholders in a number equal to (i) the number of Metro Shares sought by each such PJC Shareholder or Qualifying Holdco Shareholder, as the case may be, who so elected the Share Alternative multiplied by (ii) a fraction, the numerator of which is (A) the Available Share Consideration and the denominator of which is (B) the aggregate number of Metro Shares sought by those PJC Shareholders and Qualifying Holdco Shareholders who have so elected the Share Alternative, rounded down to the nearest whole number, and in respect of the number of Metro Shares elected which exceeds the number of Metro Shares so allocated to each such PJC Shareholder or Qualifying Holdco Shareholder, as applicable (the Excess Metro Share Election), each such PJC Shareholder or Qualifying Holdco Shareholder will receive Amalco Redeemable Shares in lieu of the Excess Metro Share Election, the number of such Amalco Redeemable Shares being the quotient of (i) the Excess Metro Share Election divided by (ii) the Exchange Ratio; and each Amalco Redeemable Share shall be redeemed by Amalco in accordance with the Amalco Share Terms immediately following the Amalgamation in consideration for $24.50 per share in cash; and

(f)	each of the common shares of Metro Subco outstanding immediately prior to the Effective Date shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding common share of Metro Subco.

2.1.3	In order to replace the fractional Metro Shares that would have otherwise been issued to PJC Shareholders or Qualifying Holdco Shareholders, Metro will distribute to the Depository, as agent for the PJC Shareholders and the Qualifying Holdco Shareholders, such number of Metro Shares (the Remaining Metro Shares) as represents the sum of the fractional Metro Shares to which the PJC Shareholders or the Qualifying Holdco Shareholders are otherwise entitled, rounded up to the next whole number of Remaining Metro Shares, and the Depository, as agent for the PJC Shareholders and the Qualifying Holdco Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Metro Shares through the facilities of the TSX and pay the net proceeds of such sales, after brokerage sales commissions, to those PJC Shareholders and Qualifying Holdco Shareholders who are entitled to receive a fractional Metro Share based on their respective entitlements to Remaining Metro Shares.

2.1.4	the PJC Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco shall be cancelled, without any repayment of capital in respect thereof, and such shares shall not be converted into shares of Amalco or exchanged for Metro Shares;

2.1.5	Metro, Amalco or the Depository, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Metro, Amalco or the Depository, as applicable, are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Metro, Amalco or the Depository, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the PJC Shareholders or Qualifying Holdco Shareholders in respect of which such deduction and withholding was made by Metro, Amalco or the Depository.

2.1.6	Notwithstanding Section 2.1.2, PJC Shares which are held by a Dissenting Shareholder shall not be converted into Amalco Redeemable Shares, or cancelled and exchanged for Metro Shares, as applicable, on the Effective Date. Dissenting Shareholders will be entitled to be paid the fair value for their PJC Shares as determined in accordance with the QBCA and their PJC Shares will be cancelled immediately prior to the Effective Date. However, if a PJC Shareholder fails to properly exercise its right to make a claim under section 372 and following of the QBCA or waives its right to make such a claim, or if such PJC Shareholder’s rights as a PJC Shareholder are otherwise reinstated, such PJC Shareholder will be deemed to have elected the Cash Alternative and the PJC Shares held by such PJC Shareholder shall thereupon be deemed (i) to have been converted for such number of Amalco Redeemable Shares, and if applicable cancelled and exchanged for such number of Metro Shares in accordance with the pro-ration as provided above, and (ii) shall be deemed included for the purposes of the determination of the Aggregate Consideration.

2.2	PJC Meeting

Subject to the terms hereof, PJC covenants and agrees in favour of Metro that PJC shall:

2.2.1	convene and conduct the PJC Meeting in accordance with Law and the articles of incorporation or by-laws of PJC as soon as reasonably possible, but in any event on or before November 30, 2017 for the purpose of considering the Amalgamation Resolution and for any other proper purpose as may be set out in the PJC Circular and agreed to by Metro;

2.2.2	not postpone, adjourn or cancel the PJC Meeting, except (i) with the prior written consent of Metro; (ii) as required by applicable Law; or (iii) as permitted in connection with the termination of this Agreement in accordance with Section 5.7.1;

2.2.3	subject to Section 5.5, use its commercially reasonable efforts to solicit proxies in favour of the approval of the PJC Shareholders of the Amalgamation Resolution and against any resolution submitted by any Person that is inconsistent with the Amalgamation Resolution and the completion of any of the transactions contemplated by this Agreement and cooperate with Metro upon its request in soliciting proxies on behalf of management of PJC pursuant to the Circular, in accordance with the QBCA, including, if so requested by Metro using dealer and proxy solicitation services and cooperating with any Persons engaged to solicit proxies in favour of the approval of the Amalgamation Resolution;

2.2.4	consult with Metro in fixing the date of the PJC Meeting and the record date of the PJC Meeting, give notice to Metro of the PJC Meeting and allow Metro’s Representatives to attend the PJC Meeting;

2.2.5	promptly advise Metro, at such times as Metro may reasonably request, including, as applicable, on a daily basis on each of the last 10 Business Days prior to the date of the PJC Meeting, as to the aggregate tally of the proxies received by PJC in respect of the Amalgamation Resolution;

2.2.6	promptly advise Metro of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Amalgamation and/or purported exercise or withdrawal of Dissent Rights by PJC Shareholders. PJC shall not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of Metro;

2.2.7	not change the record date for the PJC Shareholders entitled to vote at the PJC Meeting in connection with any adjournment or postponement of the PJC Meeting unless required by Law; and

2.2.8	at the reasonable request of Metro from time to time, provide Metro with a list (in both written and electronic form) of (i) the registered PJC Shareholders, together with their addresses and respective holdings of PJC Shares, (ii) the names, addresses and holdings of all Persons having rights issued by PJC to acquire PJC Shares (including holders of Options, holders of DSUs, holders of PBSs and holders of SARs), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of PJC Shares, together with their addresses and respective holdings of PJC Shares, all as can be reasonably obtained by PJC using the procedure set forth under Securities Laws. PJC shall from time to time require that its registrar and transfer agent furnish Metro with such additional information, including updated or additional lists of PJC Shareholders, and lists of securities positions and other assistance as Metro may reasonably request in order to communicate with respect to the Amalgamation with PJC Shareholders entitled to vote on the Amalgamation Resolution.

2.3	PJC Circular

2.3.1	PJC shall, as promptly as reasonably practicable, prepare and complete, in consultation with Metro, the Circular together with any other documents required by Law in connection with the PJC Meeting and the Amalgamation and PJC shall cause the Circular and other documentation required in connection with the PJC Meeting to be sent to each PJC Shareholder (and all such other Persons as may be required) and filed as required by applicable Laws as soon as reasonably practicable having regard to Section 2.2.1, in each case so as to permit the PJC Meeting to be held by the date specified in Section 2.2.1, provided that Metro shall have complied with Section 2.3.4.

2.3.2	PJC shall ensure that the Circular complies in all material respects with Law, does not contain any Misrepresentation (other than, in each case, with respect to any written information provided by Metro, its Affiliates and their respective representatives for inclusion in the Circular, as applicable) and provides the PJC Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the PJC Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) summaries and copies of the Fairness Opinions, (ii) a statement that the Special Committee has received the Fairness Opinions and has, after receiving legal and financial advice, unanimously recommended that the Board approve the Amalgamation and that the PJC Shareholders vote in favour of the Amalgamation Resolution, (iii) a statement that the Board has received the Fairness Opinions, and has unanimously (with the Coutu family abstaining from voting), after receiving legal and financial advice and the recommendation of the Special Committee, determined that the Amalgamation Resolution is in the best interests of PJC and recommends that PJC Shareholders vote in favour of the Amalgamation Resolution (the Board Recommendation), (iv) a statement that directors and officers of PJC who own PJC Shares have entered into D&O Support and Voting Agreements pursuant to which they intend to vote all of their PJC Shares in favour of the Amalgamation Resolution, and (v) a statement that each of the Irrevocable Supporting PJC Shareholders has entered into an Irrevocable Support and Voting Agreement pursuant to which, inter alia, the Irrevocable Supporting PJC Shareholders have agreed to vote all of such Person’s PJC Shares in favour of the Amalgamation Resolution and against any resolution submitted by any PJC Shareholder that is inconsistent therewith, and which cannot be terminated in the event of a Superior Proposal.

2.3.3	PJC shall give Metro and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by Metro and its counsel, and agrees that all information relating solely to Metro that is furnished in writing by or on behalf of Metro for inclusion in the Circular must be in a form and content satisfactory to Metro, acting reasonably.

2.3.4	Metro shall provide all necessary information relating to Metro that is required by Law to be included by PJC in the Circular or other related documents to PJC in writing, and shall ensure that such information does not contain any Misrepresentation.

2.3.5	Each party shall promptly notify the other party if, at any time before the Effective Date, it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. PJC and Metro shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and PJC shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to PJC Shareholders and, if required by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

2.3.6	Metro hereby agrees to indemnify and save harmless PJC, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which PJC, any of its Subsidiaries or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any written information included in the Circular that was provided in writing pursuant to Section 2.3.4 by or on behalf of Metro or its Representatives for inclusion in the Circular, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

2.4	Securities and Corporate Compliance

PJC shall diligently do all such acts and things as may be necessary to comply with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer in relation to the PJC Meeting and, without limiting the generality of the foregoing, shall, in consultation with Metro and its legal counsel, if necessary, accelerate the timing contemplated by such instrument pursuant to section 2.20 thereof.

2.5	PJC Incentive Plans

2.5.1	The following shall occur on the Effective Date immediately prior to the Amalgamation with respect to the Stock Option Plan and the Options which have been issued thereunder:

(a)	Each Option, if any, whether or not then vested, that has not been exercised prior to the Effective Time and that has an Exercise Price less than $24.50 shall be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to the difference between $24.50 and the Exercise Price, less any applicable statutory withholdings; the holder of such Option shall thereafter have only the right to receive the payment, if any, to which he or she is entitled pursuant to this Section 2.5.1; and all such Options shall be terminated and PJC shall have no liabilities or obligations with respect to such Options except pursuant to this Section 2.5.1(a);

(b)	Each Option, if any, whether or not then vested, that has not been exercised prior to the Effective Time and that has an Exercise Price that is equal to or greater than $24.50 shall be cancelled and terminated and shall cease to represent any right or claim whatsoever;

(c)	The Stock Option Plan shall be terminated at the Effective Date, and no Options shall be granted after the date hereof; and

(d)	The parties acknowledge that no deduction will be claimed by PJC in respect of any payment made to a holder of Options in respect of the Options pursuant to this Agreement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) in computing PJC’s taxable income under the Tax Act, and PJC shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Options, and (ii) provide evidence in writing of such election to holders of Options.

2.5.2	The following shall occur with respect to the DSU Plan, the SAR Plan and the PBS Plan and the DSUs, SARs and PBSs which have been issued thereunder:

(a)	Each DSU, SAR and PBS, whether or not then vested, shall be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to $24.50, except that (i) the amount of $24.50 in respect of each PBS granted in calendar 2015 shall be multiplied by the applicable level of achievement percentage determined by PJC’s Human Resources and Compensation Committee in accordance with the terms of the PBS Plan and the PBS grant agreements awarding such PBSs, and (ii) the amount of $24.50 in respect of each PBS granted in calendar 2016 and 2017 shall be multiplied by 150%.

(b)	PJC agrees to terminate the DSU Plan, the SAR Plan and the PBS Plan effective as of the Effective Date, conditional upon the Certificate of Amalgamation being issued, and no DSUs, SARs or PBSs shall be granted after the date hereof.

(c)	Provide that PJC Shares held by the trust in relation to the PBS Plan will be sold not later than 10 Business Days prior to the Effective Date.

2.5.3	Unless otherwise agreed in writing between the parties, for a period of one year from the Effective Date, Metro covenants and agrees, and after the Effective Time will cause PJC and any successor to PJC to covenant and agree that the PJC Employees, unless their employment is terminated, shall be provided with compensation and benefits that are substantially similar in the aggregate to those provided to such PJC Employees immediately prior to the Effective Time.

2.5.4	Metro covenants and agrees, and after the Effective Time will cause PJC and any successor to PJC, to honour and comply in all material respects with the terms of all existing employment, indemnification, change in control, severance, termination or other compensation agreements and employment and severance obligations of PJC or any of its Subsidiaries and all obligations of PJC and its Subsidiaries under the Employee Plans, in all cases subject to Metro’s rights under applicable Laws.

2.5.5	Metro agrees and acknowledges that PJC shall institute special transition and/or recognition bonus programs in connection with the Amalgamation, the particulars of which have been set forth in Section 2.5.3 of the PJC Disclosure Letter and, subject to completion of the Amalgamation, Metro covenants and agrees to cause Amalco to allocate and pay out to the eligible PJC Employees bonus amounts pursuant to the terms of such special transition and/or recognition bonus programs.

2.5.6	Notwithstanding anything in this Section 2.5 to the contrary, the terms of this Section 2.5 shall not apply to any PJC Employee who is covered by a Collective Agreement and instead, the terms and conditions of employment of each such PJC Employee following the Effective Time shall be governed by the terms of the applicable Collective Agreement.

2.5.7	This Section 2.5 is intended to benefit and bind only the parties to this Agreement and nothing contained in this Section 2.5, express or implied, is intended to or shall be construed to create any beneficiary rights, benefits, or remedies in any other Person (including any PJC Employee), to create any right of continued employment for any Person for any specified period, or to prevent Metro, PJC and any successor to PJC to terminate or modify the Employee Plans.

2.6	Payment of Consideration

Metro will, following receipt of Regulatory Approvals and on the Business Day immediately prior to the date of the filing by PJC of the Articles of Amalgamation with the Enterprise Registrar pursuant to Section 2.7.1 hereof, subscribe for additional common shares of Metro Subco, and Metro, on behalf and for the benefit of Metro Subco, and as consideration for the subscription by Metro of common shares of Metro Subco hereunder, provide the Depository with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to PJC and Metro, each acting reasonably) and a treasury order relating to the issuance of a sufficient number of Metro Shares to complete all of the transactions contemplated by this Agreement and the Amalgamation and to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation.

2.7	Articles of Amalgamation and Effective Date

2.7.1	The Articles of Amalgamation shall implement the Amalgamation. PJC shall file the Articles of Amalgamation with the Enterprise Registrar as soon as reasonably practicable and in any event within five (5) Business Days after the satisfaction or, where not prohibited, the waiver by the applicable party or parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable party or parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the parties.

2.7.2	From and after the Effective Time, the Articles of the Amalgamation shall have all of the effects provided by applicable Law, including the QBCA.

2.8	Holdco Alternative

2.8.1	Metro will permit each Person (a Qualifying Holdco Shareholder) that (i) is resident in Canada for purposes of the Tax Act; (ii) is not exempt from tax under Part I of the Tax Act (including a partnership if all of the members of the partnership are resident in Canada); (iii) is registered owner of PJC Shares; (iv) transfers all of its PJC Shares to the Qualifying Holdco as part of the Holdco Alternative; and (v) elects in respect of such PJC Shares in the same document in which the election referred to in Section 2.1.2(a) is made (the Holdco Election Document) and no later than the date referred to in such document (the Holdco Election Date), to include in the Amalgamation a corporation (a Qualifying Holdco) that meets the conditions described below (the Holdco Alternative):

(a)	such Qualifying Holdco was incorporated under the QBCA not earlier than January 15, 2018, unless written consent is obtained from Metro;

(b)	such Qualifying Holdco shall not be comprised of more than three classes of shares, two classes of common shares and one class of preferred shares, the terms and conditions of which shall be determined in consultation with Metro;

(c)	such Qualifying Holdco is a single purpose corporation that has not carried on any business, has no employees, has not held or does not hold any assets other than PJC Shares and a nominal amount of cash, has never entered into any transaction other than those relating to and necessary for the implementation of this Holdco Alternative and exchanges of shares of such Qualifying Holdco between such Qualifying Holdco and such Qualifying Holdco Shareholder or, with Metro’s consent, such other transactions as are necessary to facilitate those transactions described in the Amalgamation Agreement;

(d)	at the Effective Time, such Qualifying Holdco will have no liabilities or obligations of any kind whatsoever (except to Metro under the terms of the Holdco Alternative), including any liability or obligation to pay any amount on or after the Effective Date;

(e)	at the Effective Time, such Qualifying Holdco will not have unpaid declared dividends and, prior to the Effective Time, such Qualifying Holdco shall not have paid any dividends or other distributions, other than an increase in stated capital, a stock dividend, a cash dividend financed with a daylight loan or a dividend paid through the issuance of a promissory note with a determined principal amount and any such promissory note issued in relation to the payment of any such dividend shall have been capitalized into such Qualifying Holdco and no longer be outstanding as of the Effective Time;

(f)	at the Effective Time, unless written consent is obtained from Metro, such

Qualifying Holdco will have not made any election or designation under the Tax Act or any Canadian provincial or territorial income tax legislation, other than eligible dividend designations and any election made under section 85 of the Tax Act and any corresponding Canadian provincial or territorial provision;

(g)	such Qualifying Holdco shall have no shares outstanding other than shares held by such Qualifying Holdco Shareholder or its Qualifying Holdco Shareholder Subsidiary, if applicable, as beneficial owner and free and clear of all Encumbrances, the number of all such shares outstanding shall be equal to the number of PJC Shares held by such Qualifying Holdco, and no other person shall have any option, warrant or other right to acquire any securities of such Qualifying Holdco;

(h)	at all times such Qualifying Holdco shall be a resident of Canada for the purposes of the Tax Act and shall not be a resident of, and shall have no taxable presence in, any other country;

(i)	such Qualifying Holdco shall have not more than three directors and three officers;

(j)	such Qualifying Holdco Shareholder shall at its cost and in a timely manner prepare and file all income Tax Returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending immediately prior to the Amalgamation, subject to Metro’s right to approve all such Tax Returns as to form and substance;

(k)	such Qualifying Holdco Shareholder shall indemnify PJC and Metro, and any successor thereof, for any and all liabilities of such Qualifying Holdco in a form satisfactory to Metro acting reasonably;

(l)	such Qualifying Holdco Shareholder will be required to make representations and warranties and covenants required by Metro, acting reasonably;

(m)	such Qualifying Holdco will be required to be a party to the Amalgamation Agreement and other ancillary documentation;

(n)	such Qualifying Holdco Shareholder will provide Metro with copies of all draft documents necessary to effect the transactions contemplated herein (including, for greater certainty, in Section 2.8.4) on or before the 10th Business Day preceding the Effective Date, the completion of which will comply with applicable Laws (including Securities Laws) at or prior to the Effective Time;

(o)	the entering into or implementation of the Holdco Alternative will not result in any delay in completing any other transaction contemplated by this Agreement;

(p)	access to the books and records of such Qualifying Holdco shall have been provided on or before the 10th Business Day prior to the Effective Date and Metro and its outside legal counsel shall have completed their due diligence regarding the business and affairs of such Qualifying Holdco;

(q)	the terms and conditions of such Holdco Alternative must be satisfactory to Metro and PJC, acting reasonably;

(r)	such Qualifying Holdco Shareholder shall waive their Dissent Rights; and

(s)	such Qualifying Holdco Shareholder will be required to pay all reasonable out-of- pocket expenses incurred by Metro or PJC in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by Metro or PJC.

2.8.2	Any Qualifying Holdco Shareholder who elects the Holdco Alternative will be required to make full disclosure to Metro of all transactions involved in such Holdco Alternative. In the event that the terms and conditions of or the transactions involved in such Holdco Alternative are not satisfactory to Metro, acting reasonably, no Holdco Alternative shall be offered and the other transactions contemplated by this Agreement shall be completed subject to the other terms and conditions hereof.

2.8.3	Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative in the Holdco Election Document on or prior to the Holdco Election Date will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative.

2.8.4	Notwithstanding anything to the contrary herein, if a Qualifying Holdco Shareholder (i) has elected the Share Alternative in respect of its PJC Shares and would, without considering the application of this Section 2.8.4, receive Amalco Redeemable Shares upon the Amalgamation in lieu of the Excess Metro Share Election as a result of the application of Section 2.1.2(e), or (ii) has elected the Cash Alternative in respect of its PJC Shares and would, without considering the application of this Section 2.8.4, receive Metro Shares upon the Amalgamation in lieu of the Excess Cash Election as a result of the application of Section 2.1.2(d), and (iii) has elected in the Holdco Election Document to take advantage of this Section 2.8.4 (the Qualifying Holdco Shareholder Election), then:

(a)	PJC, in cooperation with the Depository, shall inform such Qualifying Holdco Shareholder at least five (5) Business Days prior to the Effective Date of the number of Amalco Redeemable Shares that such Qualifying Holdco Shareholder would receive upon Amalgamation if no Qualifying Holdco Shareholder Election would have been made;

(b)	such Qualifying Holdco Shareholder shall, effective on the day prior to the Effective Date, transfer to a wholly-owned subsidiary corporation of such Qualifying Holdco Shareholder which shall meet the requirements of Sections 2.8.1 (a), (c), (d), (g), (h), (l), (n), (q) and (r) (a Qualifying Holdco Shareholder Subsidiary), a number of preferred shares of the Qualifying Holdco, which shall have a value equal to the Amalco Redeemable Shares that would have otherwise been issuable to such Qualifying Holdco Shareholder if no Qualifying Holdco Shareholder Election was made (the Qualifying Holdco Cash Allocation Shares); and

(c)	on the Amalgamation, in accordance with the Amalgamation Agreement, the Qualifying Holdco Cash Allocation Shares of such Qualifying Holdco Shareholder Subsidiary shall be converted into a number of Amalco Redeemable Shares that such Qualifying Holdco Shareholder would have been entitled to receive as a result of the application of Section 2.1.2 and all other Qualifying Holdco Shares held by such Qualifying Holdco Shareholder shall be cancelled and the holder thereof shall receive in exchange the Metro Shares that it is otherwise entitle to receive under this Agreement.

2.8.5	Upon request by a Qualifying Holdco Shareholder, Metro may in its sole discretion agree to waive any of the requirements described in Section 2.8.

2.9	U.S. Securities Registration

2.9.1	Based upon the representations of PJC contained herein, Metro will use commercially reasonable efforts to file on the date of mailing of the Circular, and to cause to become and remain effective, a registration statement with the United States Securities and Exchange Commission (the SEC) on Form F-8 or Form F-80 under the U.S. Securities Act regarding the offering and issuance of Metro Shares to US holders of PJC Shares in connection with the Amalgamation. PJC will provide reasonable cooperation as requested to enable such filing and effectiveness. Prior to filing with the SEC any such registration statement, related Form F-X or amendments or exhibits thereto, Metro will provide drafts of such documents to PJC and shall give reasonable consideration to any comments made by PJC and its counsel.

2.9.2	With respect to compliance with state securities laws (sometimes called “blue sky laws”) of the United States of America, it is Metro’s intention to comply with such state securities laws. In connection with compliance with any applicable state securities law, Metro will consult with PJC and shall give reasonable consideration to any comments made by PJC and its counsel.

2.9.3	Metro and PJC and their respective US counsel shall generally cooperate in a reasonable manner as far as sharing information and taking action in order to comply with the requirements under Form F-8 or Form F-80 as applicable (including regarding information to be filed) and in order to comply with any applicable requirements under US federal securities laws regarding press releases and offering communications. Metro and PJC shall similarly cooperate with respect to compliance with any applicable state securities laws.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of PJC

3.1.1	Except as set forth in the PJC Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), PJC represents and warrants to Metro as set forth in Schedule 3.1 and acknowledges and agrees that Metro is relying upon such representations and warranties in connection with the entering into of this Agreement. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by PJC in this Agreement as set forth in Schedule 3.1, neither PJC nor any other Person makes or has made any representation or warranty to Metro or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to PJC, any of its Subsidiaries or their respective businesses or operations or (b) any oral or written information furnished or made available to Metro or any of its Representatives in the course of their due diligence investigation of PJC, the negotiation of this Agreement or the consummation of the Amalgamation and the other transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof.

3.1.2	Except for the representations and warranties set forth in this Agreement, neither PJC nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of PJC.

3.2	Representations and Warranties of Metro

3.2.1	Except as set forth in the Metro Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), Metro represents and warrants to PJC as set forth in Schedule 3.2 and acknowledges and agrees that PJC is relying upon such representations and warranties in connection with the entering into of this Agreement. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Metro in this Agreement as set forth in Schedule 3.2, neither Metro nor any other Person makes or has made any representation or warranty to PJC or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Metro, any of its Subsidiaries or their respective businesses or operations or (b) any oral or written information furnished or made available to PJC or any of its Representatives in the course of their due diligence investigation of Metro, the negotiation of this Agreement or the consummation of the Amalgamation and the other transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof.

3.2.2	Except for the representations and warranties set forth in this Agreement, neither Metro nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of Metro.

3.3	Survival

The representations and warranties of each of PJC and Metro contained in this Agreement shall not survive the completion of the Amalgamation and shall expire and terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Date.

ARTICLE 4

REGULATORY APPROVALS

4.1	Applications

4.1.1	As soon as reasonably practicable but not later than 20 Business Days after the date hereof (or such later date or dates as PJC and Metro may mutually agree in writing): (i) Metro and PJC shall each file with the Commissioner of Competition the notice and information required under subsection 114(1) of the Competition Act, and (ii) Metro shall file with the Commissioner of Competition a submission requesting that an advance ruling certificate be issued under Section 102 of the Competition Act or, in the alternative, that the Commissioner of Competition issue a No Action Letter in respect of the transactions contemplated by this Agreement.

4.1.2	PJC and Metro shall cooperate in good faith to obtain the Regulatory Approvals but, in the case of a disagreement over the strategy, tactics or decisions relating to obtaining the Regulatory Approvals, Metro shall have the final and ultimate authority over the appropriate strategy, tactics and decisions; provided, for greater certainty, that such authority does not affect, alter or mitigate Metro’s obligation to fully comply with its covenants in this Agreement. PJC and Metro shall cooperate in connection with obtaining the Regulatory Approvals including providing or submitting to Governmental Entities on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of Metro, acting reasonably, advisable, and shall cooperate in the preparation and submission of all applications, notices, filings, and submissions to Governmental Entities.

4.1.3	Subject to Section 4.1.4, each of PJC and Metro shall:

(a)	promptly inform the other party of any material communication received by such party from any Governmental Entity in respect of the Regulatory Approvals;

(b)	use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Entity requiring the parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of the Regulatory Approvals;

(c)	permit the other party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of the Regulatory Approvals, and will provide the other party a reasonable opportunity to comment thereon and consider those comments in good faith;

(d)	promptly provide the other party with any filed copies of applications, notices, filings and submissions (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of the Regulatory Approvals;

(e)	not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with Governmental Entities in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other party in advance and gives the other party or its legal counsel the opportunity to attend and participate thereat, unless a Governmental Entity requests otherwise; and

(f)	keep the other party promptly informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals.

4.1.4	Notwithstanding any other requirement in this Section 4.1, where a party (a Disclosing Party) is required under this Section 4.1 to provide information to another Party (a Receiving Party) that the Disclosing Party reasonably deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information only to external legal counsel of the Receiving Party and/or through the use of customary “clean-room” arrangements, provided that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

4.1.5	Metro shall use its best efforts to obtain the Competition Act Approval. For greater certainty, in relation to the Competition Act Approval, such best efforts standard shall not allow PJC to state or suggest that Metro is prepared to provide or agree to particular undertakings or requirements without the prior consent of Metro.

4.1.6	Metro will pay the government filing fee required in connection with making a filing under the Competition Act.

4.1.7	As soon as reasonably practicable, Metro shall apply to list the Metro Shares issuable pursuant to the Amalgamation Agreement on the TSX and shall use its commercially reasonable efforts to obtain conditional approval, subject to customary conditions, for the listing of such Metro Shares on the TSX.

4.2	Obtaining of Regulatory Approvals

4.2.1	For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, revocation order or proceeding seeking an appeal, stop-order or revocation order has been instituted after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication on the Effective Date.

4.2.2	Metro and PJC shall not, and shall not allow any of their Subsidiaries to, take any action or enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, the Regulatory Approvals, or otherwise prevent, delay or impede the consummation of the transactions contemplated by this Agreement. For greater certainty, neither Metro nor PJC may extend or consent to the extension of any applicable waiting periods without the written consent of the other.

ARTICLE 5

COVENANTS

5.1	Operation of Business by PJC

PJC hereby covenants and agrees in favour of Metro that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, unless otherwise agreed to in writing by Metro, as disclosed in Section 5.1 of the PJC Disclosure Letter or as is otherwise expressly permitted or specifically contemplated by this Agreement (including pursuant to the PJC Reorganization Transactions) or as is otherwise required by applicable Law or a Governmental Entity:

5.1.1	the business of PJC and its Subsidiaries shall be conducted only in, and PJC and its Subsidiaries shall not take any action except in, the Ordinary Course, and PJC shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ current business organizations, assets, properties, goodwill and business relationships and to keep available the services of its current officers and employees, in each case, consistent with past practice;

5.1.2	PJC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the PJC Shares owned by any Person or the securities of any Subsidiary owned by a Person other than PJC except Permitted Dividends; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of PJC or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of PJC or its Subsidiaries, other than the issuance of PJC Shares issuable pursuant to the terms of the outstanding Options; (v) redeem, purchase or otherwise acquire or subject to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more PJC wholly-owned Subsidiaries or between PJC and a PJC wholly-owned Subsidiary; (vi) amend or modify the terms of any of its securities; (vii) undertake any capital reorganization or reduce the stated capital of any outstanding securities of PJC or any of its Subsidiaries, (viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of PJC or any of its Subsidiaries; (ix) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (x) make any change in its accounting methods or policies or adopt new accounting policies, in each case except as required in accordance with GAAP or applicable Laws or pursuant to written instructions, comments or orders of a Securities Authority; (xi) enter into any Contract with respect to any of the foregoing; or (xii) (A) file or make any material Tax Return or amended Tax Return, except as required by Law and in a manner consistent with past practice, (B) enter into any material agreement with a Governmental Entity with respect to Taxes, (C) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (D) consent to the extension or waiver of the limitation period applicable to any material Tax matter, (E) materially amend or change any of its methods of reporting or accounting for income, for income Tax purposes, except as may be required by Law, (F) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes, except for any settlement, compromise or agreement that is not materially detrimental to PJC taking into account any reserves made in relation to such Taxes as reflected on PJC Financial Statements, (G) take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Metro and/or its Subsidiaries in respect of any property owned or to be owned directly or indirectly by PJC or its Subsidiaries, (H) take any action or fail to take any action that would, or would reasonably be expected to, cause the Tax attributes of assets of PJC or any of its Subsidiaries or the amount of Tax loss carry-forwards of PJC or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax returns, or render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor corporations;

5.1.3	PJC shall promptly notify Metro in writing of any circumstance or development that, to the knowledge of PJC, is or would reasonably be expected to constitute a Material Adverse Effect in respect of PJC or any change in any material fact set forth in the PJC Disclosure Record or in the PJC Disclosure Letter;

5.1.4	PJC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of, surrender, let lapse, lose the right to use, mortgage, license, transfer or grant an Encumbrance (other than a Permitted Encumbrance) on any assets of PJC or of any Subsidiary, except in the Ordinary Course; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, or purchase of any (A) property of any other Person except in relation to pharmacies or real estate with a fair market value not in excess of $10 million individually or $25 million in the aggregate or (B) assets with a fair market value in excess of $10 million individually or $25 million in the aggregate; (iii) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances, except for (a) refinancing of existing debt on substantially the same market terms and (b) Indebtedness incurred in the Ordinary Course not to exceed $10 million in the aggregate; (iv) pay, discharge, settle, satisfy, compromise, waive, assign or release any action, claim, proceeding, liability or obligation (including any regulatory investigation), other than the payment, discharge or satisfaction of liabilities incurred in the Ordinary Course, or in an amount of not more than $10 million in respect of each such liability; (v) release or relinquish, or authorize or propose to do so, any right under a Material Contract; (vi) in respect of any assets of PJC or of any Subsidiary, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, lease, contract, Intellectual Property rights, or other material document, except in the Ordinary Course; (vii) abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations; (viii) enter into a new line of business or materially change the business of PJC or its Subsidiaries; (ix) authorize any change to any of its Franchise Agreements or royalty or fee schedules other than in the Ordinary Course; (x) enter into or terminate any hedges, derivatives, swaps, forward sales contracts or other financial instruments or like transaction, except in the Ordinary Course; or (xi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

5.1.5	PJC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract (other than Leases entered into in the Ordinary Course); (ii) enter into any Contract that limits or otherwise restricts PJC or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or otherwise restrict Metro or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or from operating their business in substantially the same manner as it was operated immediately prior to entering into this Agreement; or (iii) terminate or cancel, or allow to lapse or amend or modify any Material Contract other than in the Ordinary Course, provided that, except for Leases, none of PJC or any of its Subsidiaries shall extend the term of any Material Contract for an additional term exceeding 12 months;

5.1.6	other than (i) as is necessary to comply with applicable Laws, (ii) in accordance with any incentive or compensation arrangement in effect on the date hereof, (iii) as provided in Section 2.5.3 or (iv) as otherwise agreed by Metro, neither PJC nor any of its Subsidiaries: (i) shall grant to any officer or director of PJC or any of its Subsidiaries an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies; (iv) enter into or amend any employment agreement with any officer or director of PJC or any of its Subsidiaries; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or materially amend or make any contribution to any PJC Employee Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of PJC or any of its Subsidiaries, other than, in respect of clauses (i), (ii), (iv) and (v), in the Ordinary Course consistent with existing policies and practices;

5.1.7	PJC shall not, and shall not permit any of its Subsidiaries to, make, in one transaction or in a series of related transactions, any material loan, advances or capital contributions to, or investments in, any other Person other than to wholly-owned Subsidiaries or enter into any Contract with, or make any loans to, on behalf or for the benefit of, any shareholder, officer or director of PJC or any of its Subsidiaries, or any of their respective Affiliates or associates;

5.1.8	PJC shall use commercially reasonable efforts to defend all lawsuits or other Legal Action to which it is a party and PJC shall not, and shall not permit any of its Subsidiaries to, waive, release, settle or compromise: (i) any material Legal Action, including those described in Schedule 5.1.8 of the PJC Disclosure Letter, or any material claim; or (ii) any material Legal Action that is brought by any current, former or purported holder of any securities of PJC in its capacity as such and that (a) requires any payment to such security holders by PJC or any Subsidiary or (b) adversely affects in any material respect the ability of PJC and its Subsidiaries to conduct their business; and

5.1.9

PJC shall not terminate or cancel, or allow to lapse or amend or modify in any material respect, any material insurance policies maintained by it covering PJC or any of its Subsidiaries, including directors’ and officers’ insurance, which is not replaced by a comparable amount of insurance coverage on comparable terms; provided that, subject to Section 5.14, none of PJC or any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Nothing in this Agreement is intended to or shall result in Metro exercising material influence over the operations of PJC, particularly in relation to operations in which the parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.2	Covenants of PJC

PJC hereby covenants and agrees in favour of Metro that, from the date hereof until the earlier of (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, PJC shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by PJC or any of its Subsidiaries, as the case may be, under this Agreement and shall do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limitation, PJC shall, subject to Sections 5.5, 5.6 and 5.7, and where appropriate shall cause its Subsidiaries to:

5.2.1	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in Section 6.1 and Section 6.2 in this Agreement;

5.2.2	notify Metro forthwith upon becoming aware of any notice regarding the exercise or payment of any Options, DSUs, PBSs and SARs, and inform Metro of all information (including the identity of the giver thereof) known to it regarding such notice;

5.2.3	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on PJC or its Subsidiaries with respect to the transactions contemplated hereby;

5.2.4	use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to PJC or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.2.5	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary to be obtained under the Material Contracts in connection with the Amalgamation or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Amalgamation, in each case, on terms that are reasonably satisfactory to Metro, and without paying, and without committing itself or Metro to pay, any consideration or incur any liability or obligation without the prior written consent of Metro;

5.2.6	use its reasonable best efforts to cause to be delivered to Metro on the Effective Date resignations and releases (in a form satisfactory to Metro, acting reasonably), effective upon the Effective Time having occurred, of the directors of any of PJC’s Subsidiaries designated in writing by Metro prior to the Effective Date, and causing them to be replaced by Persons nominated by Metro effective as of the Effective Time;

5.2.7	not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or action and all references to the date hereof were to such later date; or (iii) adversely affect PJC’s ability to perform and comply with its covenants and agreements under this Agreement; and

5.2.8	promptly advise Metro in writing of (i) any fact, event or any change occurring after the date hereof that (A) would render any representation or warranty of PJC contained in this Agreement, except any such representation or warranty which speaks only as of a date prior to the occurrence of such fact, event or change, untrue or inaccurate in any material respect; or (B) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party prior to or at the Effective Time under this Agreement, and (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Amalgamation and promptly provide Metro with a copy of such notice or other communication.

5.3	Covenants of Metro

Metro hereby covenants and agrees in favour of PJC that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, Metro shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by Metro or any of its Subsidiaries under this Agreement and shall do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, and, without limitation, Metro shall, and where appropriate shall cause its Subsidiaries to:

5.3.1	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in Section 6.1 and Section 6.3 in this Agreement;

5.3.2	use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to Metro or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.3.3	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Metro or its Subsidiaries with respect to the transactions contemplated hereby;

5.3.4	not, and cause each of its Subsidiaries to refrain from taking any commercially reasonable action, to enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were to such later date; or (iii) adversely affect Metro’s ability to perform and comply with its covenants and agreements under this Agreement;

5.3.5	promptly advise PJC in writing of (i) any fact, event or any change occurring after the date hereof that (A) would render any representation or warranty of Metro contained in this Agreement, except any such representation or warranty which speaks only as of a date prior to the occurrence of such fact, event or change, untrue or inaccurate in any material respect; or (B) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party prior to or at the Effective Time under this Agreement, and (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Amalgamation and promptly provide PJC with a copy of such notice or other communication; and

5.3.6	immediately prior to the filing of the Articles of Amalgamation, provide the Depository with sufficient funds and a treasury order relating to the issuance of a sufficient number of Metro Shares required to effect payment in full of the Aggregate Consideration to be paid pursuant to the Amalgamation.

5.4	Operation of Business by Metro

5.4.1	Metro hereby covenants and agrees in favour of PJC that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, Metro shall not, directly or indirectly:

(a)	split, combine, reclassify or amend the terms of the Metro Shares;

(b)	amend its articles, by-laws or other constating documents in any manner that would have a material and adverse impact on the value of the Metro Shares;

(c)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Metro or Metro Subco; or

(d)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

5.4.2	Metro shall promptly notify PJC in writing of any circumstance or development that, to the knowledge of Metro, is or would reasonably be expected to constitute a Material Adverse Effect in respect of Metro or, except as it relates to the Commitment Letter or the financing of the Amalgamation, any change in any material fact set forth in the Metro Disclosure Record.

5.5	Covenants of PJC Regarding Non-Solicitation

5.5.1	Except as expressly permitted in Sections 5.5 and 5.6, PJC shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any Representative:

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties of, facilities, books or records of PJC or any Subsidiary or entering into any form of Contract) any inquiries, submissions, proposals or offers that constitute or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Metro and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	withdraw, amend, modify or qualify in a manner adverse to Metro, or publicly propose or state an intention to withdraw, amend, modify or qualify in a manner adverse to Metro, the Board Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.5.1);

(e)	fail to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by Metro to do so; or

(f)	accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

5.5.2	PJC hereby represents and warrants in favour of Metro that, as of the date hereof, there is no Acquisition Proposal which PJC is currently considering nor any continuing solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than Metro and its Affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

5.5.3	PJC hereby represents and warrants that PJC has not waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement or restriction in effect as of the date of this Agreement to which PJC or any Subsidiary is a party, and further covenants and agrees (i) that PJC and any Subsidiary shall take all necessary action to enforce each confidentiality, standstill, non-disclosure or non-solicitation agreement or covenant to which PJC or any Subsidiary is a party, and (ii) not release, and cause its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting PJC, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure or non-solicitation agreement or covenant to which PJC or any Subsidiary is a party, without the prior written consent of Metro (which may be withheld or delayed in Metro’s sole and absolute discretion) (it being acknowledged by Metro that the automatic termination or release of any such restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.5.3).

5.5.4	If PJC or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to PJC or any Subsidiary in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, Books and Records of PJC or any Subsidiary, PJC shall promptly notify Metro, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Metro with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons. PJC shall keep Metro fully informed on a current basis of the status of material developments and (to the extent permitted by Section 5.6) negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to Metro copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to PJC by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

5.5.5

Nothing contained in this Agreement, including this Section 5.5, shall prohibit the Board from taking any action to fulfill its disclosure or legal obligations to PJC Shareholders or from making a Change in Recommendation prior to the PJC Meeting, if in the good faith judgement of the Board, after consultation with outside legal counsel, failure to take such action or make such disclosure or Change in Recommendation would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including without limitation issuing a directors’ circular under applicable Securities Laws or calling and holding a meeting of PJC Shareholders requisitioned by such PJC Shareholders in accordance with the QBCA); provided PJC and its Representatives are not otherwise in breach of this Section 5.5. For purposes of making a Change in Recommendation, pursuant to this Section 5.5.5 (and for greater certainty, not in connection with a termination of this Agreement pursuant to Section 5.7.1), the Board may consider an Acquisition Proposal that constitutes or could reasonably be expected to constitute a Superior Proposal without taking into account the Irrevocable Support and Voting Agreements signed by the Irrevocable Supporting PJC Shareholders.

5.6	Responding to an Acquisition Proposal

5.6.1	Notwithstanding Section 5.5, if at any time prior to obtaining the Required Shareholder Approval, PJC receives a written Acquisition Proposal, PJC may (i) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of PJC or its Subsidiaries, if and only if, in the case of this clause (ii):

(a)	the Acquisition Proposal did not result from a wilful and intentional breach of Section 5.5 by PJC or any Person acting at the direction of or on behalf of PJC;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with PJC or any of its Subsidiaries;

(c)	the Board shall have determined in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute, a Superior Proposal;

(d)	PJC has been, and continues to be, in compliance with its obligations under Sections 5.5 and 5.6;

(e)	prior to providing any such copies, access, or disclosure, PJC enters into a confidentiality agreement with such Person that contains a customary standstill provision and that is otherwise on terms that are no less favourable to PJC than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Metro (by posting such information to the Data Room or otherwise); and

(f)	prior to providing any such copies, access or disclosure, PJC provides Metro with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.6.1(e).

5.7	Right to Match

5.7.1

If PJC receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation Resolution by the PJC Shareholders, the Board may (having considered, inter alia, the recommendation of the Special Committee) authorize

PJC to make a Change in Recommendation and terminate this Agreement (subject to compliance with Article 7 ) in order to enter into a definitive agreement with respect to such Superior Proposal, if and only if all of the following conditions are met:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non- disclosure, use, business purpose or similar restriction with PJC or any of its Subsidiaries;

(b)	PJC has been, and continues to be, in compliance with its obligations under Sections 5.5 and 5.6;

(c)	PJC has provided Metro a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to PJC in connection therewith;

(d)	The PJC Meeting has not occurred;

(e)	The Irrevocable Support and Voting Agreements have been terminated in accordance with the terms therein;

(f)	PJC has delivered to Metro a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to authorize PJC to make a Change in Recommendation and terminate this Agreement in order to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the Superior Proposal Notice);

(g)	at least five Business Days (the Matching Period) have elapsed from the date that is the later of the date on which Metro received the Superior Proposal Notice and the date on which Metro received all of the materials set forth in Section 5.7.1(c);

(h)	during any Matching Period, Metro has had the opportunity (but not the obligation), in accordance with Section 5.7.2, to offer to amend this Agreement and the Amalgamation Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(i)	after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of this Agreement and the Amalgamation as proposed to be amended by Metro under Section 5.7.2) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to authorize PJC to make a Change in Recommendation and terminate this Agreement in order to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties.

5.7.2

During the Matching Period, or such longer period as PJC may approve (in its sole discretion) in writing for such purpose: (a) the Board shall review any offer made by Metro under Section 5.7.1(h) to amend the terms of this Agreement and the Amalgamation Agreement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) PJC shall negotiate in good faith with Metro to make such amendments to the terms of this Agreement and the Amalgamation Agreement as would enable Metro to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines (having considered, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, PJC shall promptly so advise Metro and PJC and Metro shall amend this Agreement to reflect such offer made by Metro, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

5.7.3	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the PJC Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.7, and Metro shall be afforded a new five Business Day Matching Period from the later of the date on which Metro received the Superior Proposal Notice and the date on which Metro received all of the materials set forth in Section 5.7.1 with respect to the new Superior Proposal from PJC.

5.7.4	The Board shall promptly reaffirm the Board Recommendation (having considered, inter alia, the recommendation of the Special Committee) by press release after any Acquisition Proposal, which the Board has determined not to be a Superior Proposal, is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement and the Amalgamation Agreement as contemplated under Section 5.7.2 would result in an Acquisition Proposal no longer being a Superior Proposal. PJC shall provide Metro and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Metro and its counsel.

5.7.5	If PJC provides a Superior Proposal Notice to Metro on a date that is less than 10 Business Days before the PJC Meeting, PJC shall either proceed with or postpone the PJC Meeting to a date that is not more than 15 Business Days after the scheduled date of the PJC Meeting, as directed by Metro at its sole discretion.

5.7.6	Nothing contained in this Agreement shall prevent the Board or the Special Committee from complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.

5.8	Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, PJC shall advise its Subsidiaries and its Representatives of the prohibitions set out in Sections 5.5, 5.6 and 5.7 and any violation of the restrictions set forth therein by PJC, its Subsidiaries or their respective Representatives is deemed to be a breach of this Agreement by PJC .

5.9	Access to Information; Confidentiality

5.9.1

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, PJC shall, and shall cause its Subsidiaries and representatives to, subject to all applicable Laws and the terms of any existing Contracts and in accordance with the Confidentiality Agreement, to give to Metro and its Representatives, upon reasonable notice, reasonable access to its and its Subsidiaries’ Books and Records, Contracts and financial and operating data or other information with respect to the assets or business of PJC as Metro or its Representatives may from time to time reasonably request in connection with strategic and integration planning and for any other reasons reasonably relating to the transactions contemplated herein, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of PJC, and provided that no sampling or other intrusive environmental investigations or studies shall be performed without PJC’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without limiting the foregoing: (a) Metro and its officers, employees, advisors, representatives, lenders and potential lenders shall, upon reasonable prior notice, have the right to conduct inspections of each of the Owned Properties and Leased Properties; and (b) PJC shall, upon Metro’s request, facilitate discussions between Metro and any third party from whom consent may be required.

5.9.2	Neither Metro nor any of its Representatives will, prior to the Effective Date, contact any PJC Employees, suppliers, clients, franchisees, licensors or lessors of PJC or any of its Subsidiaries in relation to PJC or the transactions contemplated under this Agreement and other related integration plans without prior consultation with (i) the President and Chief Executive Officer, (ii) the Executive Vice President, Finance and Corporate Affairs or (iii) the Vice President, Legal Affairs and Corporate Secretary of PJC.

5.9.3	Investigations made by or on behalf of Metro, whether under this Section 5.9 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by PJC in this Agreement.

5.9.4	This Section 5.9 shall not require PJC or any of its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgment of PJC, after consultation with outside legal counsel, is likely to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that PJC or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such disclosing party, after consultation with counsel) be managed through the use of customary “clean-room” arrangements.

5.9.5	Metro acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 5.9.1 above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail. For greater certainty, if this Agreement is terminated in accordance with its terms, any obligations of the parties and their respective representatives under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms of the Confidentiality Agreement.

5.10	PJC Reorganization Transactions

Notwithstanding anything to the contrary set forth herein, prior to the Effective Time, PJC may, and may cause certain of its Affiliates to, take all steps necessary to effect and carry out the reorganization set forth in Section 5.10 of the PJC Disclosure Letter (the PJC Reorganization Transactions). No representation, warranty or covenant made by PJC hereunder shall be deemed to be breached as a result of or in connection with the implementation of the PJC Reorganization Transactions.

5.11	Pre-Amalgamation Reorganization

5.11.1

Subject to Section 5.11.2, PJC agrees that, upon request of Metro, PJC shall use its commercially reasonable efforts to (i) perform such reorganizations of its business, operations, corporate structure of PJC Subsidiaries and assets or such other transactions as Metro may request, acting reasonably (each a Pre-Amalgamation Reorganization), (ii) cooperate with Metro and its advisors to determine the nature of the Pre-Amalgamation Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with Metro and its advisors to seek to obtain consents or waivers which might be required from PJC’s lenders under its existing credit facility in connection with the Pre-Amalgamation Reorganizations, if any.

5.11.2	PJC will not be obligated to participate in any Pre-Amalgamation Reorganization under Section 5.11.1 unless PJC determines in good faith that such Pre-Amalgamation Reorganization:

(a)	can be completed prior to the Effective Date, and can be unwound in the event the Amalgamation is not consummated without adversely affecting PJC or the PJC Shareholders in any material manner;

(b)	is not, in the opinion of PJC, after consultation with its legal counsel, acting reasonably, prejudicial to PJC, any of its Subsidiaries, any PJC Shareholders and any holders of Options, DSUs, PBSs, or SARs;

(c)	does not impair the ability of PJC to consummate, and will not materially delay the consummation of, the Amalgamation;

(d)	does not unreasonably nor materially interfere with the ongoing operations of PJC and its Subsidiaries;

(e)	shall not require PJC to obtain the approval of the PJC Shareholders and shall not require Metro to obtain the approval of its shareholders;

(f)	shall not form part of any Regulatory Approvals;

(g)	does not require the directors, officers, employees or agents of PJC or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent;

(h)	shall not be considered to constitute a breach of the representations, warranties or covenants of PJC hereunder (including where any such Pre-Amalgamation Reorganization requires the consent of any third party under a Contract);

(i)	does not require PJC or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on any PJC Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Amalgamation in the absence of action being taken pursuant to this Section 5.11; and

(j)	does not result in any material breach by PJC or any of its Subsidiaries of any Material Contract or any breach by PJC or any of its Subsidiaries of their respective organizational documents or Law, provided that any failure to obtain consent in connection with the Pre-Amalgamation Reorganization will be deemed not to constitute or result in a breach pursuant to this Section 5.11.2(j);

5.11.3

Metro must provide written notice to PJC of any proposed Pre-Amalgamation Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, PJC and Metro shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Amalgamation Reorganization, including any amendment to this Agreement or the Amalgamation Agreement and shall seek to have any such Pre-Amalgamation Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date.

5.11.4	Metro agrees that it will be responsible for all costs and expenses associated with any Pre-Amalgamation Reorganization to be carried out at its request and shall indemnify and save harmless PJC and its Affiliates from and against any and all direct and indirect liabilities, losses, damages, fees, claims, Taxes, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Amalgamation Reorganization (including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred), including the unwinding, reversal, modification or termination of such Pre-Amalgamation Reorganization, if after participating in any Pre-Amalgamation Reorganization the Amalgamation is not completed other than due to a breach by PJC of the terms and conditions of this Agreement. The obligation of Metro to reimburse PJC for fees and expenses and be responsible for cost as set out in this Section 5.11.4 will be in addition to any other payment Metro may be obligated to make hereunder and will survive termination of this Agreement.

5.11.5	PJC acknowledges and agrees that Metro may, prior to the Effective Date at any time and from time to time, perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Metro deems necessary or desirable (each, a Metro Reorganization), provided that such Metro Reorganization does not adversely affect Metro’s ability to perform and comply with its covenants and agreements under this Agreement. Metro must provide written notice to PJC of any proposed Metro Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, PJC and Metro shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Metro Reorganization, including any amendment to this Agreement or the Amalgamation Agreement.

5.11.6	Metro waives any breach of a representation, warranty or covenant by PJC, where such breach is solely a result of an action taken by PJC or a Subsidiary in good faith pursuant to a written request by Metro in accordance with this Section 5.11.2.

5.12	Public Communications

The parties shall cooperate in the preparation of presentations, if any, to the PJC Shareholders regarding the Amalgamation. A party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Amalgamation without the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and PJC must not make any filing with any Governmental Entity (subject in each case to PJC’s overriding obligations to make any disclosure or filing required by Laws or as contemplated by Section 4.1) with respect to this Agreement or the Amalgamation without the consent of Metro (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any party that, in the opinion of its outside legal counsel, is required to make disclosure by Law (other than in connection with the Regulatory Approvals contemplated by Section 4.1) shall use its commercially reasonable efforts to give the other party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The party making such disclosure shall give reasonable consideration to any comments made by the other party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. For greater certainty, the foregoing shall not prevent either party from making internal announcements to employees and having discussions with PJC Shareholders or Metro Shareholders, as the case may be, and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the party. Notwithstanding anything to the contrary in this Agreement, PJC shall have no obligation to consult with Metro prior to making any disclosure related to an Acquisition Proposal or a Change in Recommendation.

5.13	Other Covenants

5.13.1	At the Effective Date, Metro shall cause two persons designated by PJC prior to mailing of the Circular (the PJC Nominees), each of which shall meet Metro’s eligibility requirements, to join the board of directors of Metro, the membership of which shall be modified to accommodate such two new directors.

5.13.2	Metro shall cause the PJC Nominees to be nominated for election to the board of directors of Metro at the first annual meeting of Metro called following the Effective Date; provided that if any of the PJC Nominees should resign, be ineligible or otherwise unable to serve as directors of Metro, PJC or Amalco, as applicable, shall be entitled to nominate a replacement candidate for election. Metro shall only be obligated to nominate for election to the board of directors of Metro such replacement candidate who is able and eligible to serve as a director of Metro.

5.14	Insurance and Indemnification

5.14.1	Prior to the Effective Date, PJC shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by PJC and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Metro will, or will cause Amalco to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Metro will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of PJC’s and its Subsidiaries current annual aggregate premium for policies currently maintained by PJC and its Subsidiaries.

5.14.2	Metro shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of PJC and its Subsidiaries to the extent that they are disclosed in Section 5.14.2 of the PJC Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 5.14.2 of the PJC Disclosure Letter, shall survive the completion of the Amalgamation and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date. The provisions of this Section 5.14.2 shall be binding, jointly and severally, on all successors of Metro.

5.14.3	If PJC or any of its Subsidiaries or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be a continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Metro shall ensure that proper provisions shall be made so that the successors and assigns of PJC shall assume all of the obligations set forth in this Section 5.14.

5.14.4	This Section 5.14 shall survive the consummation of the Amalgamation and is intended to be for the benefit of, and shall be enforceable by, the present and former directors and officers of PJC and its Subsidiaries and their respective heirs, executors, administrators and personal representatives (the Indemnified Persons) and, for such purpose, PJC hereby confirms that it is acting as agent on behalf of the Indemnified Persons. On the Effective Date, Metro shall provide direct confirmation of its undertakings under this Section 5.14 to the present directors and officers of PJC and its Subsidiaries.

5.15	TSX De-Listing

Subject to applicable Laws, PJC and Metro shall use their commercially reasonable efforts to cause the PJC Shares to be de-listed from the TSX promptly following completion of the Amalgamation.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the Amalgamation and the other transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of Metro and PJC:

6.1.1	the Required Shareholder Approval in respect of the Amalgamation Resolution shall have been obtained;

6.1.2	no Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, prohibits or makes the consummation of the Amalgamation illegal or otherwise prohibits or enjoins PJC or Metro from consummating the Amalgamation or any of the other transactions contemplated in this Agreement, or (ii) taken any proceeding of a judicial or administrative nature that relates to or results from the transactions contemplated in this Agreement that would, if successful, result in an order or ruling that would reasonably be expected to cease trade, enjoin or prohibit the completion of the Amalgamation in accordance with its terms;

6.1.3	the Regulatory Approvals shall have been made, given or obtained taking into account the covenants of Metro and PJC in this respect at Article 4 , and each such Regulatory Approval is in force and has not been modified;

6.1.4	the Amalgamation Agreement shall be substantially in the form and content attached hereto as Schedule 1.1.10; and

6.1.5	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of Metro

The obligations of Metro to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (each of which is for Metro’s exclusive benefit and may be waived by Metro and any one or more of which, if not satisfied or waived, will relieve Metro of any obligation under this Agreement):

6.2.1	All acts, undertakings, obligations, agreements and covenants of PJC under this Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by PJC and Metro shall have received a certificate of PJC addressed to Metro and dated as of the Effective Date, signed on behalf of PJC by the Chief Executive Officer and the Chief Financial Officer of PJC, in each case, without personal liability, confirming the same.

6.2.2	(i) The representations and warranties of PJC under paragraphs 3.1.1 [Organization and Qualification], 3.1.2 [Corporate Authorization], 3.1.5 [Binding Obligation], 3.1.6.1 [No Violation; Absence of Defaults and Conflicts], and 3.1.40 [Brokers] of Schedule 3.1 were true and correct as of the date of this Agreement and shall be true and correct in all material respects on the Effective Date (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), (ii) the representations and warranties of PJC set forth in paragraph 3.1.10 [Capital Structure] of Schedule 3.1 (in respect of the number of securities of PJC outstanding) are true and correct as of the Effective Time in all but de minimis respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and (iii) all other representations and warranties of PJC set forth in this Agreement were true and correct as of the date of this Agreement and shall be true and correct in all respects as of the Effective Date, without regard to any materiality or Material Adverse Effect standard (except to the extent such representations and warranties speak as of a specified date, in which event such representations and warranties shall be true and correct in all respects as of such specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of PJC; and Metro shall have received a certificate of PJC, addressed to Metro and dated as of the Effective Date, signed on behalf of PJC by the Chief Executive Officer and the Chief Financial Officer of PJC, in each case, without personal liability, confirming the same.

6.2.3	Since the date of this Agreement, there shall have not occurred a Material Adverse Effect in respect of PJC.

Metro may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Metro with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Metro in complying with its obligations hereunder.

6.3	Additional Conditions Precedent to the Obligations of PJC

The obligations of PJC to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (each of which is for the exclusive benefit of PJC and may be waived by PJC and any one or more of which, if not satisfied or waived, will relieve PJC of any obligation under this Agreement):

6.3.1	All acts, undertakings, obligations, agreements and covenants of Metro under this Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by Metro and PJC shall have received a certificate of Metro addressed to PJC and dated as of the Effective Date, signed on behalf of Metro by the Chief Executive Officer and the Chief Financial Officer of Metro, without personal liability, confirming the same.

6.3.2

(i) the representations and warranties of Metro under paragraphs 3.2.1 [Organization and Qualification], 3.2.2 [Corporate Authorization], 3.2.3 [Binding Obligation] and 3.2.4.1 [No Violation; Absence of Defaults and Conflicts] of Schedule 3.2 were true and correct as of the date of this Agreement and shall be true and correct in all material respects on the Effective Date (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), (ii) the representations and warranties of Metro set forth in paragraph 3.2.8.1 [Capital Structure] of Schedule 3.2 will reflect the number of common shares of Metro issued and outstanding as of the Effective Time in all but de minimis respects, and (iii) all other representations and warranties of Metro set forth in this Agreement were true and correct as of the date of this Agreement and shall be true and correct in all respects as of the Effective Date, without regard to any materiality or Material Adverse Effect standard (except to the extent such representations and warranties speak as of a specified date, in which event such representations and warranties shall be true and correct in all respects as of such specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect; and PJC shall have received a certificate of Metro, addressed to PJC and dated as of the Effective Date, signed on behalf of Metro by the Chief Executive Officer and the Chief Financial Officer of Metro, in each case without personal liability, confirming the same.

6.3.3	Metro shall have deposited with the Depository in escrow on the Business Day immediately prior to the date of the filing by PJC of the Articles of Amalgamation with the Enterprise Registrar pursuant to Section 2.7.1, sufficient funds and a treasury order relating to the issuance of a sufficient number of Metro Shares required to effect payment in full of the Aggregate Consideration to be paid pursuant to all of the transactions contemplated by this Agreement and the Amalgamation, and the Depository shall have confirmed to PJC receipt of the funds and the Metro Shares.

6.3.4	The conditional approval of TSX to the listing of the Metro Shares issuable pursuant to the Amalgamation Agreement shall have been obtained and be in force and have not been rescinded.

6.3.5	Since the date of this Agreement, there shall have not occurred a Material Adverse Effect in respect of Metro.

PJC may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by PJC with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by PJC in complying with its obligations hereunder.

6.4	Notice and Cure Provisions

PJC, on the one hand, and Metro, on the other hand, will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:

6.4.1	constitute a material breach of any of its representations or warranties contained herein or which would cause such representations and warranties to be untrue or incorrect in any material respect on the Effective Date; or

6.4.2	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder prior to the Effective Date.

Metro may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2.1(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by PJC] and PJC may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2.1(d)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by Metro], unless forthwith and in any event prior to the filing of the Articles of Amalgamation with the Enterprise Registrar, PJC or Metro, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which PJC or Metro, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that PJC or Metro, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the later of the Outside Date and the expiration of a period of 15 Business Days from such notice.

6.5	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Amalgamation is issued by the Enterprise Registrar.

ARTICLE 7

TERMINATION

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

7.2.1	This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Amalgamation Resolution or the Amalgamation by the PJC Shareholders):

(a)	by the mutual written agreement of PJC and Metro (without further action on the part of PJC Shareholders, if terminated after the holding of the PJC Meeting);

(b)	by either PJC, on the one hand, or Metro, on the other hand, if:

(i)	Occurrence of Outside Date. The Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2.1(b)(i) [Occurrence of Outside Date] shall not be available to a party if the failure of the Effective Date to so occur has been caused by, or is a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under this Agreement;

(ii)	Illegality. After the date hereof, there shall be enacted or made any applicable Law (or any such applicable Law shall been amended) that makes consummation of the Amalgamation illegal or otherwise prohibits or enjoins PJC or Metro from consummating the Amalgamation and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; provided that a party may not terminate this Agreement pursuant to this Section 7.2.1(b)(ii) [Illegality] if the Law has been enacted, made, enforced or amended, as applicable, as a result of a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under this Agreement; and provided the party seeking to terminate this Agreement pursuant to this Section 7.2.1(b)(ii) [Illegality] has used its best efforts in respect of Regulatory Approvals and commercially reasonable efforts with respect to all other matters to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non- applicable in respect of the Amalgamation; or

(iii)	No Required Shareholder Approval. The PJC Shareholders fail to approve the Amalgamation Resolution at the PJC Meeting, provided that a party may not terminate this Agreement pursuant to this Section 7.2.1(b)(iii) if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under this Agreement and, in the case of PJC, it shall not be entitled to terminate this Agreement pursuant to this Section 7.2.1(b)(iii) until at least 10 Business Days have elapsed from the date of the PJC Meeting;

(c)	by Metro if:

(i)	Breach of Representation or Warranty or Failure to Perform Covenant by PJC. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of PJC set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.2 [Additional Conditions Precedent to the Obligations of Metro] not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with the terms of Section 6.4; provided, in each of those cases, that Metro is not then in breach of this Agreement so as to directly or indirectly cause any of the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.3 [Additional Conditions Precedent to the Obligations of PJC] not to be satisfied; or

(ii)	Material Adverse Effect. There has occurred a Material Adverse Effect in respect of PJC.

(d)	by PJC if:

(i)	Breach of Representation or Warranty or Failure to Perform Covenant by Metro. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Metro set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.3 [Additional Conditions Precedent to the Obligations of PJC] not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with the terms of Section 6.4; provided, in each of those cases, that PJC is not then in breach of this Agreement so as to directly or indirectly cause any of the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.2 [Additional Conditions Precedent to the Obligations of Metro] not to be satisfied; or

(ii)	Superior Proposal. PJC receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation Resolution by the PJC Shareholders and the Board authorizes PJC to terminate this Agreement in compliance with Section 5.7.1, provided that, prior to or concurrently with such termination, PJC pays the Termination Fee in accordance with Section 7.3.

7.2.2	The party desiring to terminate this Agreement pursuant to this Article 7 (other than pursuant to Section 7.2.1(a)) shall give notice of such termination to the other party.

7.2.3

In the case of any termination of this Agreement pursuant to this Article 7, this Agreement shall be of no further force and effect without liability of any party under this Agreement, except for Section 5.14 which, in the event of termination under Section 7.1 as a result of the Effective Time occurring, shall survive for the period set forth in Section 5.14, and except for Sections 5.11.4, 7.3, 8.3, 8.6, 8.7 and 8.8, which shall continue in full force and effect, and provided that no termination of this Agreement and no payment of any fee or any expense reimbursement under Section 7.3 shall relieve any party from liability for any wilful breach of this Agreement or affect the obligations of the parties under the Confidentiality Agreement.

7.3	Expenses and Termination Fee

7.3.1	If a Termination Fee Event (as defined below) occurs, PJC shall pay to Metro (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.3.3.

7.3.2	For the purposes of this Agreement, Termination Fee means $135 million, less any amounts previously reimbursed by PJC to Metro pursuant to Section 7.3.4, and Termination Fee Event means the termination of this Agreement:

(a)	by PJC pursuant to Section 7.2.1(d)(ii) [Superior Proposal];

(b)	(i) by Metro pursuant to Section 7.2.1(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by PJC], or (ii) by either PJC or Metro pursuant to Section 7.2.1(b)(i) [Occurrence of Outside Date] or Section 7.2.1(b)(iii) [No Required Shareholder Approval], but only if, in the case of this paragraph (b): (A) prior to the PJC Meeting, an Acquisition Proposal shall have been made or publicly announced by any Person other than Metro, and (B) an Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination (provided that, for the purpose of this Section 7.3.2(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1.1, except that references to 20% or more shall be deemed to be references to 50% or more).

7.3.3	If a Termination Fee Event occurs due to a termination of this Agreement by PJC pursuant to Section 7.2.1(d)(ii) [Superior Proposal], the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.3.2(b), the Termination Fee shall be paid upon the consummation/closing of the Acquisition Proposal referred to therein.

7.3.4	In the event that this Agreement is terminated by Metro pursuant to Section 7.2.1(b)(i) [Occurrence of Outside Date] or pursuant to Section 7.2.1(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by PJC], in all such cases as a result of the conditions in Section 6.2.1 or Section 6.2.2 not being satisfied by PJC and where at the time of such termination the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Effective Time), PJC shall pay, or cause to be paid, to Metro all reasonable documented expenses, costs and fees of Metro and its Affiliates incurred in connection with the transactions contemplated hereby and related financings, not to exceed $20 million, such payment to be made within two Business Days of any such termination or, if later, within two Business Days of Metro’s provision of documentation in respect of such expenses. In no event shall PJC be required to pay under Section 7.3.1, on the one hand, and this Section 7.3.4, on the other hand, in the aggregate, an amount in excess of the Termination Fee. In the event that this Agreement is terminated by PJC pursuant to Section 7.2.1(b)(i) [Occurrence of Outside Date] or pursuant to Section 7.2.1(d)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by Metro], in all such cases as a result of the conditions in Section 6.3.1, Section 6.3.2, Section 6.3.3 or Section 6.3.4 not being satisfied by Metro and where at the time of such termination the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Effective Time), Metro shall pay, or cause to be paid, to PJC all reasonable documented expenses, costs and fees of PJC and its Affiliates incurred in connection with the transactions contemplated hereby and related financings, not to exceed $20 million, such payment to be made within two Business Days of any such termination or, if later, within two Business Days of PJC’s provision of documentation in respect of such expenses.

7.3.5	PJC acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements Metro would not enter into this Agreement, and that the amounts set out in this Section 7.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Metro will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. PJC irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Metro agrees that the payment of the Termination Fee pursuant to this Section 7.3 in the manner provided therein is the sole and exclusive remedy of Metro in respect of the event giving rise to such payment; provided the foregoing limitation shall not apply in respect of any Person other than PJC, its Subsidiaries and their respective Representatives, acting in such capacity. Each party shall also have the right to injunctive and other equitable relief in accordance with Section 8.13 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

ARTICLE 8

GENERAL

8.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the PJC Meeting but not later than the date of filing of the Articles of Amalgamation with the Enterprise Registrar, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

8.1.1	change the time for performance of any of the obligations or acts of the parties;

8.1.2	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

8.1.3	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

8.1.4	waive compliance with or modify any conditions precedent herein contained.

provided that, notwithstanding the foregoing, the terms of this Agreement shall not be amended after the holding of the PJC Meeting in a manner materially prejudicial to the PJC Shareholders without the approval of the PJC Shareholders given in the same manner as required by Law for the approval of the Amalgamation.

8.2	Schedules

Any reference herein to a matter being disclosed or set forth in the PJC Disclosure Letter or Metro Disclosure Letter, as the case may be, shall mean disclosure in such section of such disclosure letter that corresponds to the relevant Section of this Agreement; provided, however, that the disclosure of any fact or item provided in one section of the PJC Disclosure Letter or Metro Disclosure Letter shall be deemed, without repetition or cross-reference, to be disclosure of such fact or information in any other relevant section of the PJC Disclosure Letter or Metro Disclosure Letter, as applicable, if the relevance of such reference would be reasonably apparent on its face. The disclosure of any information in the PJC Disclosure Letter or Metro Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only. The parties acknowledge and agree that the PJC Disclosure Letter or Metro Disclosure Letter and the information and disclosures contained in it do not constitute or imply, and will not be construed as: (i) any representation, warranty, covenant or agreement which is not expressly set out in this Agreement; (ii) an admission or acknowledgement that such information is required to be set forth therein or that such information is material to PJC or Metro, as the case may be, or any entity related thereto or their respective business (or activities), assets or liabilities; (iii) an admission that the information is within or outside the Ordinary Course; (iv) an admission of any liability or obligation of PJC or Metro; (v) a standard of materiality, a standard for what is or is not in the Ordinary Course, or any other standard contrary to the standards contained in this Agreement; or (vi) an expansion of the scope of effect of any of the representations, warranties and covenants set out in this Agreement.

8.3	Notices

All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally, by telecopy or e-mail (provided confirmation of receipt is acknowledged by return electronic mail from the recipient), in each case addressed to the particular party at:

8.3.1	Metro, as follows:

Metro Inc.

11011 Maurice-Duplessis

Montréal, Québec H1C 1V6

Attention:	Eric R. La Flèche
Telecopier:	(514) 356-5841
E-mail:	elafleche@metro.ca
With a copy to:
Attention:	Simon Rivet
Telecopier:	(514) 356-5841
Email:	srivet@metro.ca
With a copy (which shall not constitute notice) to: Norton Rose Fulbright Canada LLP 1 Place Ville-Marie 25th Floor Montréal, Québec H3B 1R1

Attention:	Paul Raymond
Steve Malas
Telecopier:	(514) 286-5474
E-mail:	paul.raymond@nortonrosefulbright.com
steve.malas@nortonrosefulbright.com

8.3.2	PJC, as follows:

The Jean Coutu Group (PJC) Inc.

245 Jean Coutu Street

Varennes, Québec J3X 0E1

Attention:	François J. Coutu
E-mail:	fjcoutu@jeancoutu.com

With a copy to:
Attention:	Nicolle Forget
Email:	forget.nicolle@videotron.ca
With a copy (which shall not constitute notice) to: Stikeman Elliott LLP 1155 René-Lévesque Blvd. Suite 4100 Montréal, Québec H3B 3V2

Attention:	André Roy
Robert Carelli
Telecopier:	(514) 397-3222
E-mail:	aroy@stikeman.com
rcarelli@stikeman.com
With a copy to: Fasken Martineau DuMoulin LLP Stock Exchange Tower 800 Square Victoria, Suite 3700 Montreal, Québec H4Z 1E9

Attention:	Robert Paré and Marie-Josée Neveu
Telecopier:	(514) 397-7600
Email:	rpare@fasken.com
mneveu@fasken.com

or at such other address of which any party may, from time to time, advise the other party by notice in writing given in accordance with the foregoing.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile or (iv) if sent by electronic mail, upon confirmation of receipt by the recipient if it is a Business Day and confirmation was received prior to 5:00 p.m. (local time in place of delivery or receipt) and otherwise on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to outside legal counsel does not invalidate delivery of that notice or other communication to a party.

8.4	Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties, except that Metro may assign this Agreement to any of its Affiliates without the prior consent of PJC, but none of any such assignments shall (i) relieve Metro of its obligations hereunder; (ii) impair, delay or prevent the satisfaction of any other conditions set forth in Article 6; or (iii) impair, delay or prevent the consummation of the transactions contemplated by this Agreement.

8.5	Cooperation / Further Assurances

Subject to the terms hereof, each of the parties hereto agrees to cooperate in good faith and to take commercially reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

8.6	Expenses

Except as otherwise provided in Section 7.3, each of the parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the Amalgamation and any other costs and expenses whatsoever and howsoever incurred.

8.7	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of Québec and the Laws of Canada applicable therein.

8.8	Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

8.9	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.10	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

8.11	Investigation by Parties

No investigations made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party in or pursuant to this Agreement.

8.12	Time

Time shall be of the essence of this Agreement.

8.13	Specific Performance and other Equitable Rights

8.13.1	Subject to Section 8.13.2, each of the parties recognizes and acknowledges that Metro would not have agreed to pursue the Amalgamation, and PJC would not have agreed to recommend that PJC Shareholders vote in favour of the Amalgamation Resolution, unless this Agreement was executed and, accordingly, acknowledges and agrees that a breach by a party of any obligation in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the parties agrees that in the event of any such breach or threatened breach, the aggrieved party shall be entitled to specific performance of such obligation and provisional, interlocutory and permanent injunctive relief and other equitable remedies in addition to any other remedy to which it may be entitled, at Law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

8.13.2	While Metro may pursue either a grant of specific performance under Section 8.13.1 to the extent provided therein or the payment of the Termination Fee under Section 7.3.1, under no circumstances shall Metro be permitted or entitled to receive both (i) a grant of specific performance that permits the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement; and (ii) monetary damages in connection with this Agreement or any termination of this Agreement (it being understood, for the avoidance of doubt, that any such damages shall not exceed the Termination Fee).

8.14	No Third Parties Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than under Section 5.14 (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons at any time).

8.15	Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the parties to be bound thereby.

8.16	Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

METRO INC.		THE JEAN COUTU GROUP (PJC) INC.

Per:	(s) Eric R. La Flèche	Per:	(s) Jean Coutu
	Name: Eric R. La Flèche		Name: Jean Coutu
	Title: President and chief executive officer		Title: Chairman of the board

Per:	(s) François Thibault	Per:	(s) François J. Coutu
	Name: François Thibault		Name: François J. Coutu
	Title: Executive vice president, chief financial officer and treasurer		Title: President and chief executive officer

SCHEDULE A

IRREVOCABLE SUPPORTING PJC SHAREHOLDERS

1.	3958230 Canada Inc.

2.	4527011 Canada Inc.

3.	Fondation Marcelle et Jean Coutu

SCHEDULE B

D&O SUPPORTING PJC SHAREHOLDERS

Officers

•	Hélène Bisson

•	André Belzile

•	Alain Boudreault

•	Brigitte Dufour

•	Guy Franche

•	Alain Lafortune

•	Marie-Chantal Lamothe

•	Richard Mayrand

•	Normand Messier

•	Marcel A. Raymond

Non-Executive Directors

•	Marcel Dutil

•	Nicolle Forget

•	Cora Mussely Tsouflidou

•	Annie Thabet

•	Andrew T. Molson

SCHEDULE 1.1.10

AMALGAMATION AGREEMENT

See Appendix C to the Information Circular.

SCHEDULE 1.1.11

AMALGAMATION RESOLUTION

See Appendix A to the Information Circular.

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF PJC

3.1.1	Organization and Qualification. PJC is a corporation duly incorporated and validly existing under the Laws of Québec, and has the requisite corporate power and authority to own its properties as now owned and to carry on its business as it is now being conducted. PJC is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect in respect of PJC.

3.1.2	Corporate Authorization. PJC has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by PJC of its obligations under this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of PJC are necessary to authorize this Agreement or the transactions contemplated herein, other than: (A) approval by the Board of the Circular; (B) the Amalgamation Resolution being approved and adopted by the PJC Shareholders at the PJC Meeting; and (C) filing of the Articles of Amalgamation with the Enterprise Registrar.

3.1.3	Fairness Opinions. The Board and the Special Committee have received the Fairness Opinions (true and complete copies of which, when executed and delivered in writing, will be delivered to Metro by PJC). True and complete copies of the engagement letters between PJC and each of National Bank Financial Inc. and TD Securities Inc. have been disclosed to Norton Rose Fulbright Canada LLP and PJC has made true and complete disclosure to Metro of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to National Bank Financial Inc. and TD Securities Inc.

3.1.4	Board and Special Committee Approval. As at the date of this Agreement, (i) the Special Committee, after receiving legal and financial advice, has unanimously recommended that the Board approve the Amalgamation and that the PJC Shareholders vote in favour of the Amalgamation Resolution, and (ii) the Board, having received the unanimous recommendation of the Special Committee and after receiving advice of outside legal and financial advisors, has unanimously: (A) determined that the Consideration to be received by PJC Shareholders pursuant to the Amalgamation is fair to such holders and that the Amalgamation is in the best interests of PJC; (B) resolved to recommend that the PJC Shareholders vote in favour of the Amalgamation Resolution; and (C) authorized the entering into of this Agreement and the performance by PJC of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

3.1.5	Binding Obligation. This Agreement has been duly executed and delivered by PJC and constitutes a legal, valid and binding obligation of PJC enforceable against PJC in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

3.1.6	No Violation; Absence of Defaults and Conflicts. The execution and delivery of this Agreement by PJC and the consummation of the transactions contemplated herein do not and will not result in a breach of, and do not and will not, after notice or lapse of time or both, result in a breach of, and do not and will not contravene or conflict with, or result in any violation or breach of:

3.1.6.1	any of the terms, conditions or provisions of the articles, by-laws or other constating documents of PJC;

3.1.6.2	any indenture, agreement, deed, lease, instrument or document to which PJC is a party or by which it is contractually bound, except as would not result in a Material Adverse Effect in respect of PJC; or

3.1.6.3	assuming compliance with the matters referred to in paragraph 3.1.7 below and subject to the receipt of the Regulatory Approvals, any Laws of Canada or any province thereof or any regulations or rules thereunder applicable to PJC, or any judgement, order or decree of any Governmental Entity having jurisdiction over PJC, except as would not result in a Material Adverse Effect in respect of PJC.

3.1.7	Governmental Filings. No filings with any Governmental Entity are required to be made by PJC and no Authorizations from any Governmental Entity are required to be received by PJC in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or under the Amalgamation Agreement, except (i) in respect of the Regulatory Approvals, (ii) compliance with any applicable Securities Laws, stock exchange rules and policies, and (iii) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.8	Product Registrations.

3.1.8.1	All Authorizations that have been obtained by PJC to commercialize, manufacture, package, market, import, distribute, or sell pharmaceutical product have been duly obtained and are in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.8.2	PJC is in compliance with each such Authorization held by it with respect to the pharmaceutical products, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.8.3	PJC and its Subsidiaries have all necessary Authorizations of all Governmental Entities for the conduct of their businesses, as presently conducted, and there is no evidence or fact threatening the validity of the foregoing, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.9	Legal Proceedings. Except as disclosed in Section 3.1.9 of the PJC Disclosure Letter, there are no Legal Actions pending or, to the knowledge of PJC, threatened against or affecting PJC or PJC’s Subsidiaries, before or by any Governmental Entities, which, if determined adverse to the interests of PJC or its Subsidiaries (i) would have, or be reasonably expected to have a Material Adverse Effect in respect of PJC; or (ii) would or would be reasonably expected to prevent or delay the consummation of the Amalgamation or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of PJC, threatened against or relating to PJC or any of its Subsidiaries before any Governmental Entity and there is no award of any Governmental Entity outstanding against or binding on PJC or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.10	Capital Structure.

3.1.10.1	The authorized share capital of PJC consists of an unlimited number of Class “A” subordinate voting shares without par value, an unlimited number of Class “B” shares without par value and an unlimited number of Class “C” shares without par value, issuable in one or more series, of which 80,292,561 Class “A” subordinate voting shares and 103,500,000 Class “B” shares were issued and outstanding as at September 29, 2017.

Schedule 3.1

3.1.10.2	Section 3.1.10.2 of the PJC Disclosure Letter contains a list, as of the close of business on September 27, 2017, of the number of outstanding Options, DSUs, PBSs and SARs and the exercise price, and vested percentage, as applicable, of such Options, DSUs, PBSs and SARs. All of the PJC Shares issuable upon the exercise of rights under the Stock Option Plan, including outstanding Options, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

3.1.10.3	Except for outstanding rights under the Stock Option Plan, the DSU Plan, the PBS Plan and the SAR Plan, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate PJC or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of PJC or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of PJC or any of its Subsidiaries.

3.1.10.4	All outstanding PJC Shares, Options, DSUs, PBSs and SARs have been issued in material compliance with all applicable Laws.

3.1.10.5	There are no bonds, debentures or other evidences of indebtedness of PJC or any of its Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with PJC Shareholders on any matter.

3.1.10.6	There are no issued, outstanding or authorized obligations on the part of PJC to repurchase, redeem or otherwise acquire any securities of PJC, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or with respect to the voting or disposition of any securities of PJC.

3.1.10.7	All dividends or distributions on the voting or equity securities of PJC that have been declared or authorized have been paid in full.

3.1.10.8	Section 3.1.10.8 of the PJC Disclosure Letter sets forth a list of all PJC’s Subsidiaries, including its name, its jurisdiction of incorporation, its authorized and outstanding share capital and the percentage of its outstanding shares owned by PJC or any Affiliate of PJC, as applicable. Each of PJC’s Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization, and has the requisite power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Each of PJC’s Subsidiaries is duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect in respect of PJC. Except as set forth in Section 3.1.10.8 of the PJC Disclosure Letter, the issued and outstanding shares of PJC’s Subsidiaries owned by PJC or one of its Affiliates have been duly authorized, validly issued, fully paid and non-assessable, and are held of record and beneficially by PJC or a Subsidiary of PJC, as applicable, free and clear of Encumbrances. Except as set forth in Section 3.1.10.8 of the PJC Disclosure Letter, there are no (i) outstanding obligations, options, warrants, convertible securities or other rights, agreements or commitments relating to the share capital of PJC’s Subsidiaries, (ii) outstanding obligations of PJC’s Subsidiaries to repurchase, redeem or otherwise acquire shares of their respective capital stock or to make any material investment (in the form of a loan, capital contribution or otherwise) in any other Person or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of PJC’s Subsidiaries.

Schedule 3.1

3.1.11	Shareholders’ and Similar Agreements. Neither PJC nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of the securities of PJC or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in PJC or in any of its Subsidiaries.

3.1.12	Rights Plan. PJC does not have any shareholder rights plan in place or any other similar plan which could increase the Aggregate Consideration payable by Metro pursuant to the Amalgamation Agreement or which could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement or the Amalgamation.

3.1.13	Reporting Issuer Status. PJC is a reporting issuer within the meaning of Canadian Securities Laws in all provinces of Canada. The PJC Shares are listed and posted for trading on the TSX. PJC is in compliance in all material respects with all of its obligations (i) under Securities Laws and, the rules and policies of the TSX to which it is subject, and (ii) in the filing of any reports, statements, notices or other documents (including the annual information form) which it is required to file with the Securities Authorities.

3.1.14	No Orders. No delisting, suspension of trading or cease trade order with respect to the PJC Shares or any other securities of PJC has been issued and is continuing in effect and, to the knowledge of PJC, no proceedings for that purpose have been instituted, are pending or are contemplated or threatened by any Securities Authority or the TSX.

3.1.15	U.S. Securities Law Matters.

3.1.15.1	PJC does not have, and is not required to have, any class of securities registered under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act). PJC is not subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of, and does not voluntarily report under, the U.S. Exchange Act.

3.1.15.2	PJC is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12 of the U.S. Exchange Act. PJC is not an “investment company” registered or required to be registered under the Investment Company Act of 1940 of the United States of America. PJC is a “foreign private issuer” (as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended (the U.S. Securities Act) and in Rule 3b-4 under the U.S. Exchange Act).

3.1.15.3	No securities of PJC are listed or admitted for listing on any national securities exchange in the United States of America.

3.1.15.4	PJC has had a class of its securities listed on the TSX for the preceding twelve (12) calendar months. For at least the preceding thirty-six (36) calendar months, PJC has been subject to the continuous disclosure requirements of a securities commission in Canada. PJC is currently in compliance in all material respects with the obligations arising from such listing and reporting.

Schedule 3.1

3.1.15.5	The aggregate market value of the public float of the outstanding equity shares of PJC (calculated as specified for a business combination under Forms F-8 and F-80 under the U.S. Securities Act) is $75 million or more.

3.1.16	Reports. As of their respective filing dates (or if amended by a subsequent filing prior to the date of this Agreement, as of the date of such filing), each of the documents forming part of the PJC Disclosure Record since February 27, 2016 complied in all material respects with the requirements of applicable Securities Laws and none of such documents contained any Misrepresentation. There is no material change relating to PJC which has occurred and with respect to which the requisite material change report has not been filed on SEDAR. PJC has not filed any confidential material change reports with the Securities Authorities that are still maintained on a confidential basis. To the knowledge of PJC, neither PJC nor any of the PJC Disclosure Record is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

3.1.17	Financial Statements. PJC’s audited annual consolidated financial statements contained in the PJC Disclosure Record (including any of the notes or schedules thereto and the auditor’s report thereon) and PJC’s unaudited interim condensed consolidated financial statements contained in the PJC Disclosure Record (including any of the notes or schedules thereto) (i) fairly present in all material respects the consolidated financial position of PJC as of their respective dates and the consolidated financial performance and cash flows of PJC for the respective periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments), (ii) reflect, in all material respects, the assets and liabilities of PJC and its Subsidiaries as at their respective dates, and (iii) have been prepared in all material respects in accordance with GAAP and Securities Laws (except (A) as otherwise indicated in such financial statements and the notes thereto; or (B) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments). PJC does not intend to correct or restate, nor, to the knowledge of PJC is there any basis for any correction or restatement of, any aspect of any of PJC’s financial statements included in the PJC Disclosure Record (other than any corrections or restatements required as a result of changes in GAAP that have retroactive application). There are no, nor are there any commitments to become a party to, any off- balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of PJC or of any of its Subsidiaries with unconsolidated entities or other Persons.

3.1.18	Disclosure Controls and Internal Control over Financial Reporting.

3.1.18.1	PJC has established and maintains a system of disclosure controls and procedures (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by PJC in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, and reported on a timely basis and accumulated and communicated to PJC’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

3.1.18.2	PJC has established and maintains a system of internal control over financial reporting (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of PJC’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.1.18.3	To the knowledge of PJC, there is no material weakness (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management

Schedule 3.1

or other PJC Employees who have a significant role in the internal control over financial reporting of PJC. As of the date hereof, none of PJC, any of its Subsidiaries or, to PJC’s knowledge, any director, PJC Employee, auditor, accountant or Representative of PJC or any of its Subsidiaries has received or otherwise obtained knowledge of any well founded complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any well founded complaint, allegation, assertion, or claim that PJC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

3.1.19	Undisclosed Liabilities. Except for (i) liabilities which are accrued or reserved against in the balance sheet included in PJC’s unaudited financial statements for and as at the three months ended June 3, 2017 (the PJC Balance Sheet) (or reflected in the notes thereto); (ii) liabilities incurred since the date of the PJC Balance Sheet in the Ordinary Course; (iii) those incurred in the Ordinary Course and not required to be set forth in the PJC Balance Sheet under GAAP; and (iv) those incurred in connection with the execution of this Agreement, PJC does not have any material liabilities of any nature (matured or unmatured, fixed or contingent) required to be reflected or reserved against on a consolidated balance sheet of PJC or disclosed in the notes thereto prepared in accordance with GAAP.

3.1.20	Books and Records. In the past five (5) years, all accounting and financial Books and Records (i) have been maintained in all material respects in accordance with GAAP, (ii) are stated in reasonable detail, (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of PJC and its Subsidiaries, and (iv) accurately and fairly reflect the basis of PJC’s financial statements.

3.1.21	Auditors. The auditors of PJC are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in Regulation 51-102 respecting Continuous Disclosure Obligations) with the auditors of PJC.

3.1.22	Absence of Certain Changes. Other than the transactions contemplated in this Agreement and except as disclosed (i) in Section 3.1.22 of the PJC Disclosure Letter or (ii) in the PJC Disclosure Record, since February 28, 2017: (i) PJC has conducted its business only in the Ordinary Course; and (ii) there has not been any event, circumstance, occurrence, proceeding, investigation, development or state of circumstances or facts pending or threatened that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.23	Conduct of Business. Except (i) as would not have any Material Adverse Effect in respect of PJC, or would not significantly impede PJC’s ability to consummate the Amalgamation contemplated herein and (ii) as disclosed in Section 3.1.23 of the PJC Disclosure Letter, since February 28, 2017, PJC has not, directly or indirectly:

(a)	amended its articles, charter or by-laws or other comparable organizational documents or amended in any material respects the constating documents of any of its Subsidiaries;

(b)	declared, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the PJC Shares owned by any Person or the securities of any Subsidiary owned by a Person other than PJC except in the Ordinary Course;

(c)	adjusted, subdivided, combined or reclassified its share capital;

Schedule 3.1

(d)	issued, granted, sold or pledged or agreed to issue, grant, sell or pledge any securities of PJC or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of PJC or its Subsidiaries, other than the issuance of PJC Shares issuable pursuant to the terms of Options;

(e)	redeemed, purchased or otherwise acquired or subjected to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more PJC wholly-owned Subsidiaries or between PJC and a PJC wholly-owned Subsidiary;

(f)	amended or modified the terms of any of its securities;

(g)	undertaken any capital reorganization or reduced the stated capital of any outstanding securities of PJC or any of its Subsidiaries,

(h)	adopted a plan of liquidation or resolution providing for the liquidation or dissolution of PJC or any of its Subsidiaries;

(i)	split, consolidated, redeemed, purchased or otherwise acquired any of its outstanding shares or other securities;

(j)	made any change in its accounting methods or policies or adopted new accounting policies, in each case except as required in accordance with GAAP or applicable Laws or pursuant to written instructions, comments or orders of a Securities Authority;

(k)	entered into any Contract with respect to any of the foregoing; or

(l)	(A) filed or made any material Tax Return or amended Tax Return, except as required by Law and in a manner consistent with past practice, (B) entered into any material agreement with a Governmental Entity with respect to Taxes, (C) surrendered any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (D) consented to the extension or waiver of the limitation period applicable to any material Tax matter, (E) materially amended or changed any of its methods of reporting or accounting for income, for income Tax purposes, except as may be required by Law, (F) settled, compromised or agreed to the entry of judgment with respect to any proceeding relating to Taxes, except for any settlement, compromise or agreement that is not materially detrimental to PJC taking into account any reserves made in relation to such Taxes as reflected on PJC Financial Statements, (G) taken any action or entered into any transaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Metro and/or its Subsidiaries in respect of any property owned or to be owned directly or indirectly by PJC or its Subsidiaries, (H) taken any action or fail to take any action that would, or would reasonably be expected to, cause the Tax attributes of assets of PJC or any of its Subsidiaries or the amount of Tax loss carry-forwards of PJC or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax returns, or render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor corporations.

3.1.24	Compliance with Laws. Except as set forth in Section 3.1.24 of the PJC Disclosure Letter and except as would not be reasonably expected to have, individually or in the aggregate, a Material

Schedule 3.1

Adverse Effect in respect of PJC, PJC and each of its Subsidiaries, as well as their operations and contractual relationships are, and since March 1, 2015 have been, in compliance with, and to the knowledge of PJC are not under investigation with respect to, and have not been threatened to be charged with or given notice of any violation of, any applicable Law (including those Laws applicable to the researching, testing, manufacture, manufacturing of pharmaceutical products, supply chain, storage, packaging, labelling, marketing, commercialization, advertising, wholesale, provision, sale, distribution, import, export, use, administration, or pricing of a drug product (including a generic drug product), medication or prescription, including, without limitation the Pharmacy Act (Québec), the Act respecting prescription drug insurance (Québec), the Act respecting the Régie de l’assurance maladie du Québec (Québec), and the Code of ethics of pharmacists (Québec) and all regulation promulgated thereunder (collectively, Pharmaceutical Laws), privacy Laws and franchisee legislation).

3.1.25	Taxes.

Except as disclosed in Section 3.1.25 of the PJC Disclosure Letter:

3.1.25.1	PJC and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

3.1.25.2	PJC and each of its Subsidiaries has paid all material Taxes which are due and payable and all assessments and reassessments, and all other material Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been made in the most recently published consolidated financial statements of PJC. PJC and its Subsidiaries have provided adequate accruals in accordance with GAAP in the most recently published consolidated financial statements of PJC for any material Taxes of PJC or its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. None of PJC or its Subsidiaries has received a refund to which it was not entitled.

3.1.25.3	PJC and each of its Subsidiaries has withheld or collected all material amounts which are required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

3.1.25.4	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of PJC or any of its Subsidiaries, and neither PJC nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of PJC, threatened against PJC or any of its Subsidiaries or any of their respective assets.

3.1.25.5	No claim has been made by any Governmental Entity in a jurisdiction where PJC or any of its Subsidiaries does not file Tax Returns that PJC or any of its Subsidiaries is or may be subject to Tax or required to file any Tax Returns in that jurisdiction.

3.1.25.6	There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of PJC or any of its Subsidiaries.

3.1.25.7	There are no currently effective elections, agreements or waivers extending or waiving the statutory period, or providing for an extension of time, with respect to the

Schedule 3.1

assessment, reassessment or collection of any material Taxes payable, or of the filing of any material Tax Return or any payment of material Taxes, by PJC or any of its Subsidiaries, and no request for any such waiver or extension is currently pending.

3.1.25.8	PJC and each of its Subsidiaries has made available to Metro true, correct and complete copies of all Tax Returns for taxation years ended on or after February 28, 2015.

3.1.25.9	Neither PJC nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom it was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services, and PJC and each of its Subsidiaries is, in all material respects, in compliance with section 247 of the Tax Act and any comparable provision of Law, including any documentation and recordkeeping requirements thereunder.

3.1.25.10	Neither PJC nor any of its Subsidiaries is liable for any Taxes of another Person pursuant to any provision of Law (including section 160 of the Tax Act) or any Tax sharing agreement, Tax indemnification agreement or other similar agreement or provision.

3.1.25.11	The tax attributes of the assets of PJC and each of its Subsidiaries are accurately reflected, in all material respects, in the Tax Returns of PJC and each of its Subsidiaries, as applicable, and have not materially and adversely changed since the date of such Tax Returns.

3.1.25.12	There are no circumstances existing which could result in the application of any of Sections 78 to 80.04 of the Tax Act, or any similar provincial Law, to PJC or any of its Subsidiaries.

3.1.26	Employees.

3.1.26.1	PJC and its Subsidiaries are in material compliance with all Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, human rights and work safety and health. Except as set forth in Section 3.1.26.1 of the PJC Disclosure Letter, as of the date hereof, there are no claims, complaints, investigations or orders in respect of any material PJC Employee under any such Law now pending or, to the knowledge of PJC, threatened against PJC and its Subsidiaries by or before any Governmental Entity as of the date hereof and, as of the date hereof, no such claims, complaints, investigations or orders could reasonably be expected to have a Material Adverse Effect in respect of PJC.

3.1.26.2	To PJC’s knowledge, none of PJC’s or its Subsidiaries’ officers, directors or employees have breached PJC’s Code of Ethics disclosed in the Data Room and no potential material breach thereof has occurred.

3.1.26.3	All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days with pay and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in all material respects in the Books and Records of PJC and its Subsidiaries.

3.1.26.4	Except as disclosed in Section 3.1.26.4 of the PJC Disclosure Letter, no PJC Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results from Law from the employment of an employee without an agreement as to notice or severance.

Schedule 3.1

3.1.26.5	Except as disclosed in Section 3.1.26.5 of the PJC Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former PJC Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Amalgamation, including a change of control of PJC or of any of its Subsidiaries.

3.1.26.6	Except as disclosed in Section 3.1.26.6 of the PJC Disclosure Letter, there are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and none of PJC or any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of PJC, no audit of PJC or any Subsidiary is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, to PJC’s knowledge, there are no claims or potential claims which may materially adversely affect PJC and its Subsidiaries’ accident cost experience.

3.1.26.7	All orders and material inspection reports under applicable workplace safety and health legislation (WSHL) have been made available to Metro. There are no material charges pending under WSHL. PJC has complied in all material respects with any orders issued under WSHL and to the knowledge of PJC there are no appeals of any orders under WSHL currently outstanding.

3.1.27	Employee Plans.

3.1.27.1	True, complete and up-to-date copies of all Employee Plans which, individually or in the aggregate, are material to PJC, or summaries of the material terms thereof have been disclosed to Metro in the Data Room maintained by PJC, including the special transition and/or recognition bonus programs in connection with the Amalgamation, the particulars of which have been set forth in Section 2.5.3 of the PJC Disclosure Letter.

3.1.27.2	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, all of the Employee Plans are and have been established, registered, qualified and administered in accordance with all Laws, and in accordance with their terms, the terms of the material documents that support such Employee Plans and the terms of agreements between PJC and its Subsidiaries and PJC Employees (present and former) who are members of, or beneficiaries under, the Employee Plans. To the knowledge of PJC, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan. Neither PJC, nor to the knowledge of PJC, any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

3.1.27.3	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, (A) all current obligations of PJC regarding the Employee Plans have been satisfied, and (B) all contributions, premiums or Taxes required to be made or paid by PJC by Laws or under the terms of each Employee Plan have been made in a timely fashion in accordance with Laws and the terms of the applicable Employee Plan.

Schedule 3.1

3.1.27.4	To the knowledge of PJC, no Employee Plan is subject to any pending Legal Action initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) which, if adversely determined, would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC and, to the knowledge of PJC, there exists no state of facts which could reasonably be expected to give rise to any such Legal Action.

3.1.27.5	Except as provided in this Agreement or as disclosed in Section 3.1.27.5 of the PJC Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Amalgamation will not (A) result in any material payment (including, without limitation, bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming due or payable to any of the PJC Employees (present or former), (B) materially increase the compensation or benefits otherwise payable to any PJC Employee (present or former), or (C) result in the acceleration of the time of payment or vesting of any material benefits or entitlements otherwise available pursuant to any Employee Plan (except for outstanding Options, DSUs, PBSs and SARs).

3.1.27.6	Except as disclosed in Section 3.1.27.6 of the PJC Disclosure Letter or as required by Law, none of the Employee Plans (other than registered or other pension plans) provide for retiree or post-termination benefits or for benefits to retired or terminated employees or to the beneficiaries or dependants of retired or terminated employees.

3.1.27.7	Except as disclosed in Section 3.1.27.7, each Employee Plan that is a funded plan is fully funded on both a going concern pursuant to the actuarial assumptions and methodology utilized in the most recent actuarial valuation therefore and solvency basis.

3.1.27.8	With respect to each Employee Plan that is a registered pension plan, except as disclosed in Section 3.1.27.8 of the PJC Disclosure Letter, (A) all contribution holidays under and surplus withdrawals from the Employee Plan have been taken in accordance with Law, (B) no Employee Plan that is a defined benefit registered pension plan has received a transfer of assets from or been merged with another registered pension plan or has been subject to a partial wind-up in respect of which surplus assets relating to the partial wind-up group were not dealt with at the time of partial wind-up, (C) no assets have been applied other than for proper payments of benefits, refunds of over-contributions and permitted payments of reasonable expenses incurred by or in respect of an Employee Plan, and (D) no conditions have been imposed by any Person and no undertakings or commitments have been given to any employee, union or any other Person concerning the use of assets relating to any Employee Plan or any related funding medium or any deviation from any Employee Plan.

3.1.28	Collective Agreements.

3.1.28.1	Section 3.1.28.1 of the PJC Disclosure Letter sets forth a complete list of all Collective Agreements. As of the date hereof, PJC and its Subsidiaries are in compliance in all material respects with the terms and conditions of such Collective Agreements. Other than as disclosed in Section 3.1.28.1 of the PJC Disclosure Letter, none of PJC or its Subsidiaries has any material unresolved grievances, notice of default or statement of offence or material pending proceedings outstanding under any Collective Agreement.

3.1.28.2	Other than the Collective Agreements disclosed in Section 3.1.28.2 of the PJC Disclosure Letter, no Collective Agreement is currently being negotiated in respect of PJC Employees. The only Collective Agreements in force with respect to the PJC Employees are the Collective Agreements, true, correct and complete copies of which

Schedule 3.1

have been disclosed to Metro in the Data Room maintained by PJC to which Metro has been given access, except for documents which do not materially modify any term or condition of employment of any PJC Employees.

3.1.28.3	To the knowledge of PJC, there are no threatened or pending union organizing activities involving any PJC Employees not already covered by a Collective Agreement. Except as disclosed in Section 3.1.28.3 of the PJC Disclosure Letter, there is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of PJC, threatened against PJC and no such event has occurred within the last five (5) years.

3.1.28.4	Other than as disclosed in Section 3.1.28.4 of the PJC Disclosure Letter, none of PJC or any of its Subsidiaries is party to any letter of intent, letter of understanding, memorandum of agreement or any other type of agreement with any labour organization, including an employers’ organization, which could materially affect any of the terms contained in the disclosed Collective Agreements.

3.1.28.5	Other than the Collective Agreements disclosed in Section 3.1.28.1 of the PJC Disclosure Letter, none of PJC or its Subsidiaries is a party, either directly or indirectly, or by operation of law to any other Collective Agreement and there are no outstanding labour tribunal proceedings of any kind or other event of any nature whatsoever, including any proceedings which could result in certification, interim certification, voluntary recognition, or succession rights of a trade union, council of trade unions, employee bargaining agencies, affiliated bargaining agent or any other Person as bargaining agent for any PJC Employees, not already covered by a Collective Agreement.

3.1.28.6	Except in respect of the Collective Agreements disclosed in Section 3.1.28.1 of the PJC Disclosure Letter, and except as disclosed in Section 3.1.28.6 of the PJC Disclosure Letter, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of PJC by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of PJC, threatened to apply to be certified as the bargaining agent of any employees of PJC.

3.1.28.7	None of PJC or its Subsidiaries has engaged in any lay-off activities within the past three (3) years that would violate group termination or lay-off requirements of the applicable provincial employment standards Law or other Law.

3.1.28.8	Except as disclosed in Section 3.1.28.8 of the PJC Disclosure Letter, none of PJC or its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of PJC, threatened against PJC or any of its Subsidiaries, which could reasonably be expected to have a Material Adverse Effect in respect of PJC.

3.1.28.9	To the knowledge of PJC, no trade union has applied to have PJC or any of its Subsidiaries declared a common, related or successor employer pursuant to the Labour Code (Québec) or any similar legislation in any jurisdiction in which PJC or any of its Subsidiaries carries on business.

3.1.29

Environmental Matters. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, (i) no written notice, order, complaint or penalty has been received by PJC or any of its Subsidiaries alleging that PJC or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and, to PJC’s knowledge, there are no Legal Actions pending or threatened against PJC or any of its Subsidiaries by or before any Governmental Entity which allege a violation of, or any

Schedule 3.1

liability or potential liability under, any Environmental Laws, (ii) PJC and each of its Subsidiaries has all environmental permits necessary for the operation of their respective businesses and to comply with all Environmental Laws, and (iii) the operations of PJC and each of its Subsidiaries are in compliance with Environmental Laws.

3.1.30	Real Property.

3.1.30.1	Section 3.1.30.1 of the PJC Disclosure Letter sets out a complete and accurate list of all real and immoveable property owned by PJC and/or its Subsidiaries as of September 27, 2017 (each such property disclosed, or required to be disclosed, in Section 3.1.30.1 of the PJC Disclosure Letter, an Owned Property), in each case by reference to their municipal addresses.

3.1.30.2	Other than as disclosed in Section 3.1.30.2 of the PJC Disclosure Letter, (i) PJC or one of its Subsidiaries is the owner of the Owned Properties and leasehold title to the Leased Properties free and clear of all Encumbrances except for Permitted Encumbrances, (ii) there are no options or rights of first refusal to purchase the Owned Properties or any portion thereof or interest therein, and (iii) neither PJC nor any of its Subsidiaries is the owner (as of the date hereof) of, or is bound by or subject to any agreement or option to own, any real or immoveable property other than the Owned Properties.

3.1.30.3	Section 3.1.30.3 of the PJC Disclosure Letter sets out a complete and accurate list of all real and immoveable property leased, subleased, licensed and/or (other than the Owned Properties) occupied by PJC and/or its Subsidiaries, other than de minimis leases for immaterial, not related to PJC’s main operations, leased premises within joint venture entities which premises are not used in the operation of the business of PJC as of September 27, 2017 (each such property disclosed, or required to be disclosed, in Section 3.1.30.3 of the PJC Disclosure Letter, a Leased Property), in each case by reference to their municipal addresses and store numbers.

3.1.30.4	Section 3.1.30.4 of the PJC Disclosure Letter sets out a complete and accurate list of all of the Leases as of September 27, 2017. True and complete copies of the Leases have been disclosed in the Data Room and no Lease has been modified, rescinded or terminated since such disclosure and other than as disclosed in Section 3.1.30.4 of the PJC Disclosure Letter or in the Ordinary Course.

3.1.30.5	Except as disclosed in Section 3.1.30.5 of the PJC Disclosure Letter, neither PJC nor any of its Subsidiaries is a party to, or under any agreement to become a party to, any lease, licence or occupancy agreement with respect to real or immoveable property other than the Leases in respect of the Leased Properties.

3.1.30.6	Each Lease in the Provinces of Ontario and New Brunswick creates a good and valid leasehold estate in the Leased Properties thereby demised and is in full force and effect without amendment; and each Lease in the Provinces of Québec creates valid, good and marketable title in the Leased Properties thereby demised and is in full force and effect without amendment.

3.1.30.7	With respect to each Lease (i) except as disclosed in Section 3.1.30.7 of the PJC Disclosure Letter, all rents and additional rents have been paid, (ii) no waiver, indulgence or postponement of the lessee’s obligations has been granted by the lessor, (iii) there exists no event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the Lease, and (iv) to the knowledge of PJC, all of the covenants to be performed by any other party under the Lease have been performed in all material respects.

Schedule 3.1

3.1.30.8	No third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any provision thereof.

3.1.30.9	Except as disclosed in Section 3.1.30.9 of the PJC Disclosure Letter, none of the Leases has been assigned, and none of the Leased Properties or Owned Properties has been leased, subleased or sublicensed by PJC or any of its Subsidiaries, to any Person.

3.1.30.10	None of the Leased Properties or Owned Properties or the buildings and/or fixtures thereon, nor their use, operation or maintenance for the purpose of carrying on the business of PJC in the Ordinary Course violates in any material respect any restrictive covenant binding upon PJC or any Owned Property or any Leased Property or any provision of any Law.

3.1.30.11	Neither PJC nor any of its Subsidiaries owes any sums in respect of the Encumbrances described in Section 3.1.30.11 of the PJC Disclosure Letter and such Encumbrances are not in respect of any current binding obligation of PJC and its Subsidiaries.

3.1.31	Personal Property. PJC and/or its Subsidiaries is the owner of all material personal or movable property of any kind or nature which PJC or any of its Subsidiaries purports to own, free and clear of all Encumbrances (other than Permitted Encumbrances), except as would not, individually or in the aggregate, have a Material Adverse Effect in respect of PJC. PJC and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal or movable property leased by and material to PJC or any of its Subsidiaries as used, possessed and controlled by PJC or its Subsidiaries, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect in respect of PJC.

3.1.32	Franchise Matters.

3.1.32.1	Section 3.1.32.1 of the PJC Disclosure Letter sets out a complete and accurate list of all locations wherein a franchisee is operating a pharmacy and commercial section in accordance with the franchise system established and developed by PJC (each such location disclosed, or required to be disclosed, in Section 3.1.32.1 of the PJC Disclosure Letter, a Franchised Location), in each case by reference to their municipal addresses and store numbers.

3.1.32.2	Section 3.1.32.2 of the PJC Disclosure Letter sets out a complete and accurate list of all of the franchise agreements and other Contract in which PJC grants to a franchisee the right to sell, offer for sale or distribute goods or services in accordance with the franchise system established and developed by PJC as of September 27, 2017 (each such agreement disclosed, or required to be disclosed, in Section 3.1.32.2 of the PJC Disclosure Letter, a Franchise Agreement).

3.1.32.3	True and complete copies of the Franchise Agreements have been disclosed in the Data Room and no Franchise Agreement has been modified, rescinded or terminated since such disclosure, except in the Ordinary Course. Except as disclosed in Section 3.1.32.3 of the PJC Disclosure Letter, the Franchise Agreements are binding and enforceable by the parties thereto in accordance with their terms.

Schedule 3.1

3.1.32.4	The franchisees are in compliance with all of the requirements of the franchise system of PJC and the franchisees are operating their franchise businesses in accordance with the Franchise Agreements, as well as with the operations manual and systems standards established by PJC, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.32.5	PJC offers and sells franchises and operates the franchise system in the provinces of Québec, Ontario and New Brunswick.

3.1.32.6	Section 3.1.32.6 of the PJC Disclosure Letter sets out a complete and accurate list of all of the Franchised Locations which are located within a jurisdiction subject to franchise legislation and expressly requiring the delivery of a disclosure document to the franchisees (the Disclosure Document).

3.1.32.7	The Disclosure Documents provided to the franchisees were prepared in compliance, in all material respects, with the applicable franchise legislation, and do not contain any untrue statements or misrepresentations. None of the franchisees of the Franchised Locations which are located within a jurisdiction subject to franchise legislation and expressly requiring the delivery of a disclosure document to the franchisee have a right of revocation or termination of the Franchise Agreement.

3.1.33	Intellectual Property.

3.1.33.1	Except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, or as disclosed in Section 3.1.33.1 of the PJC Disclosure Letter: (i) PJC and/or its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as presently conducted, of PJC and its Subsidiaries (collectively, the Intellectual Property Rights); (ii) all such Intellectual Property Rights that are owned by or licensed to PJC, and/or its Subsidiaries are sufficient for conducting the business, as presently conducted, of PJC and its Subsidiaries; (iii) to the knowledge of PJC, all Intellectual Property Rights owned or leased by PJC and/or its Subsidiaries are valid and enforceable, and to the knowledge of PJC, the carrying on of the business of PJC and its Subsidiaries, including in relation to pharmaceutical products, and the use by PJC and its Subsidiaries of any of the Intellectual Property Rights or Technology (as defined below) owned by or licensed to them, including the production, use, sale, development, licensing and distribution of any product or good by PJC incorporating Intellectual Property Rights or Technology, does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of PJC, no third party is infringing upon the Intellectual Property Rights owned or licensed by PJC or its Subsidiaries; (v) PJC is taking all steps that are required to protect confidential information and trade secrets associated with or related to the Intellectual Property Rights; (vi) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of PJC and its Subsidiaries (collectively, the Technology) are sufficient for conducting the business, as presently conducted, of PJC and its Subsidiaries; and (vii) PJC and its Subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) such Technology.

3.1.33.2	Except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, or as disclosed in Section 3.1.33.2 of the PJC Disclosure Letter, to the knowledge of PJC, no Intellectual Property Right owned or leased by PJC and/or its Subsidiaries is subject to any Legal Action before or by any Governmental Entity or outstanding decree, order, judgment, Contract or stipulation that restricts or could restrict in any manner the use, transfer or licensing thereof or affects the validity, use or enforceability thereof.

Schedule 3.1

3.1.33.3	PJC and/or its Subsidiaries have valid, good and marketable title to all Intellectual Property Rights owned by PJC and/or its Subsidiaries and all Intellectual Property Rights owned or, to the knowledge of PJC, leased by PJC and/or its Subsidiaries are free and clear of any and all Encumbrances, other than Permitted Encumbrances.

3.1.34	Restrictions on Conduct of Business. Except as disclosed in Section 3.1.34 of the PJC Disclosure Letter, neither PJC nor any of its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit in any material respect the manner or the localities in which all or any portion of the business of PJC or its Subsidiaries are conducted; (ii) limit any business practice of PJC or of any of its Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by PJC or by any of its Subsidiaries in any material respect. Neither PJC nor any of its Subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC or that would or would be reasonably expected to prevent or delay the consummation of the Amalgamation or the transactions contemplated hereby.

3.1.35	Title to the Assets.

3.1.35.1	Except in connection with the Amalgamation or except as would not be reasonably expected to have, individually or in the aggregate a Material Adverse Effect in respect of PJC, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the assets owned by PJC and its Subsidiaries or any part thereof or interest therein.

3.1.35.2	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, no part of the Owned Properties or the Leased Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of PJC, does any Person have any intent or proposal to give such notice or commence any such proceedings.

3.1.36	Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, (i) each Material Contract other than Leases is legal, valid, binding and in full force and effect and is enforceable by PJC or a Subsidiary, as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, (ii) none of PJC or its Subsidiaries is in breach or default under any Material Contract, nor does PJC have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, and (iii) as of the date hereof, none of PJC or any of its Subsidiaries knows of, or has received any written notice of, any breach, default, cancelation, termination, or no renewal under any Material Contract by any other party to any Material Contract. Section 3.1.36 of the PJC Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof.

3.1.37	Insurance. Each of PJC and its Subsidiaries is, and has been continuously since March 1, 2014, insured by reputable third party insurers and the insurance policies are appropriate for the size and nature of the business of PJC. To the knowledge of PJC, the insurance policies of PJC and its Subsidiaries are in all material respects in full force and effect in accordance with their terms.

Schedule 3.1

3.1.38	Related Party Transactions. Neither PJC nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, PJC or any of its Subsidiaries or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses and director’s fees or the reimbursement of Ordinary Course expenses). Except as disclosed in Section 3.1.38 of the PJC Disclosure Letter, there are no Contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any Person not dealing at arm’s length (within the meaning of the Tax Act). The terms and conditions of the Leases described in Section 3.1.38 of the PJC Disclosure Letter do not differ from those which would have been made or imposed between parties dealing at arm’s length (within the meaning of the Tax Act).

3.1.39	Transportation Undertaking. PJC is not a transportation undertaking within the meaning of section 53.1 of the Canada Transportation Act.

3.1.40	Brokers. No broker, investment banker, financial advisor or other Person, other than National Bank Financial Inc. and TD Securities Inc., the fees and expenses for which shall be paid by PJC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of PJC or any of its Affiliates.

3.1.41	Disclosure. PJC has made available to Metro all material information concerning PJC, its Subsidiaries and their respective businesses and ability to operate through SEDAR, information disclosed in the Data Room or the PJC Disclosure Letter and all such information as made available to Metro is accurate, true, current and correct in all material respects.

3.1.42	Funds Available. PJC has sufficient funds available to pay the Termination Fee.

Schedule 3.1

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF METRO

3.2.1	Organization and Qualification. Metro is a corporation duly incorporated and validly existing under the Laws of Québec, and has the requisite corporate power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Metro is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect in respect of Metro.

3.2.2	Corporate Authorization. Metro has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Metro of its obligations under this Agreement have been duly authorized by the board of directors of Metro and no other corporate proceedings on the part of Metro are necessary to authorize this Agreement or the transactions contemplated herein.

3.2.3	Binding Obligation. This Agreement has been duly executed and delivered by Metro and constitutes a legal, valid and binding obligation of Metro enforceable against Metro in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

3.2.4	No Violation; Absence of Defaults and Conflicts. The execution and delivery of this Agreement by Metro and the consummation of the transactions contemplated herein do not and will not result in a breach of, and do not and will not, after notice or lapse of time or both, result in a breach of, and do not and will not contravene or conflict with, or result in any violation or breach of:

3.2.4.1	any of the terms, conditions or provisions of the articles, by-laws or other constating documents of Metro;

3.2.4.2	any indenture, agreement, deed, lease, instrument or document to which Metro is a party or by which it is contractually bound, except as would not result in a Material Adverse Effect in respect of Metro; or

3.2.4.3	assuming compliance with the matters referred to in paragraph 3.2.5 below and subject to the receipt of the Regulatory Approvals, any Laws of Canada or any province thereof or any regulations or rules thereunder applicable to Metro, or any judgement, order or decree of any Governmental Entity having jurisdiction over Metro, except as would not result in a Material Adverse Effect in respect of Metro.

3.2.5	Governmental Filings. No filings with any Governmental Entity are required to be made by Metro and no Authorizations from any Governmental Entity are required to be received by Metro in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or under the Amalgamation Agreement, except (i) in respect of the Regulatory Approvals; (ii) compliance with any applicable Securities Laws, stock exchange rules and policies; and (iii) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Metro.

3.2.6

Compliance with Laws. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Metro, Metro and each of its Subsidiaries, as well as their operations and contractual relationships are, and since September 25, 2015 have been, in compliance with, and to the knowledge of Metro are not under investigation with respect to, and have not been threatened to be charged with or given notice of any violation of, any applicable Law (including Pharmaceutical Laws, privacy Laws and franchisee legislation).

3.2.7	Legal Proceedings. Except as disclosed in Section 3.2.7 of the Metro Disclosure Letter, there are no Legal Actions pending or, to the knowledge of Metro, threatened against or affecting Metro or its Subsidiaries, before or by any Governmental Entities, which, if determined adverse to the interests of Metro or its Subsidiaries (i) would have, or be reasonably expected to have a Material Adverse Effect in respect of Metro; or (ii) would or would be reasonably expected to prevent or delay the consummation of the Amalgamation or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Metro, threatened against or relating to Metro or any of its Subsidiaries before any Governmental Entity and there is no award of any Governmental Entity outstanding against or binding on Metro or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Metro.

3.2.8	Capital Structure.

3.2.8.1	The authorized share capital of Metro consists of an unlimited number of preferred shares and an unlimited number of common shares, of which 227,697,000 common shares were issued and outstanding as at July 1, 2017.

3.2.8.2	Each of Metro’s Material Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization, and has the requisite power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Each of Metro’s Material Subsidiaries is duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect in respect of Metro. The issued and outstanding shares of Metro’s Material Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and are held of record and beneficially by Metro or a Subsidiary of Metro, as applicable, free and clear of Encumbrances. Except as disclosed in writing to PJC or as set forth in the Metro Disclosure Record, there are no (i) outstanding obligations, options, warrants, convertible securities or other rights, agreements or commitments relating to the share capital of Metro’s Material Subsidiaries, (ii) outstanding obligations of Metro’s Material Subsidiaries to repurchase, redeem or otherwise acquire shares of their respective capital stock or to make any material investment (in the form of a loan, capital contribution or otherwise) in any other Person or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of Metro’s Material Subsidiaries.

3.2.9	Reporting Issuer Status. Metro is a reporting issuer within the meaning of Securities Laws in all provinces of Canada. The Metro Shares are listed and posted for trading on the TSX. Metro is in compliance in all material respects with all of its obligations (i) under Securities Laws and, the rules and policies of the TSX to which it is subject, and (ii) in the filing of any reports, statements, notices or other documents (including the annual information form) which it is required to file with the Securities Authorities.

3.2.10	No Orders. No delisting, suspension of trading or cease trade order with respect to the Metro Shares or any other securities of Metro has been issued and is continuing in effect and, to the knowledge of Metro, no proceedings for that purpose have been instituted, are pending or are contemplated or threatened by any Securities Authority or the TSX.

3.2.11	Reports. As of their respective filing dates (or if amended by a subsequent filing prior to the date of this Agreement, as of the date of such filing), each of the documents forming part of the Metro

Schedule 3.2

Disclosure Record since September 25, 2016 complied in all material respects with the requirements of applicable Securities Laws and none of such documents contained any Misrepresentation. There is no material change relating to Metro which has occurred and with respect to which the requisite material change report has not been filed on SEDAR. Metro has not filed any confidential material change reports with the Securities Authorities that are still maintained on a confidential basis. To the knowledge of Metro, neither Metro nor any of the Metro Disclosure Record is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

3.2.12	Financial Statements. Metro’s audited annual consolidated financial statements contained in the Metro Disclosure Record (including any of the notes or schedules thereto and the auditor’s report thereon) and Metro’s unaudited interim condensed consolidated financial statements contained in the Metro Disclosure Record (including any of the notes or schedules thereto) (i) fairly present in all material respects the consolidated financial position of Metro as of their respective dates and the consolidated financial performance and cash flows of Metro for the respective periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments), (ii) reflect, in all material respects, the assets and liabilities of Metro and its Subsidiaries as at their respective dates, and (iii) have been prepared in all material respects in accordance with GAAP and Securities Laws (except (A) as otherwise indicated in such financial statements and the notes thereto; or (B) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments). Metro does not intend to correct or restate, nor, to the knowledge of Metro is there any basis for any correction or restatement of, any aspect of any of Metro’s financial statements included in the Metro Disclosure Record (other than any corrections or restatements required as a result of changes in GAAP that have retroactive application). There are no, nor are there any commitments to become a party to, any off- balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of Metro or of any of its Subsidiaries with unconsolidated entities or other Persons.

3.2.13	Disclosure Controls and Internal Control over Financial Reporting.

3.2.13.1	Metro has established and maintains a system of disclosure controls and procedures (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by Metro in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, and reported on a timely basis and accumulated and communicated to Metro’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Metro has established and maintains a system of internal control over financial reporting (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of Metro’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.2.13.2	To the knowledge of Metro, there is no material weakness (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other Metro Employees who have a significant role in the internal control over financial reporting of Metro. As of the date hereof, none of Metro, any of its Subsidiaries or, to Metro’s knowledge, any director, Metro Employee, auditor, accountant or Representative of Metro or any of its Subsidiaries has received or otherwise obtained knowledge of any well founded complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or

Schedule 3.2

auditing matters, including any well founded complaint, allegation, assertion, or claim that Metro or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

3.2.14	Undisclosed Liabilities. Except for (i) liabilities which are accrued or reserved against in the balance sheet included in Metro’s unaudited financial statements for and as at the three and nine months ended July 1, 2017 (the Metro Balance Sheet) (or reflected in the notes thereto); (ii) liabilities incurred since the date of the Metro Balance Sheet in the Ordinary Course; (iii) those incurred in the Ordinary Course and not required to be set forth in the Metro Balance Sheet under GAAP; and (iv) those incurred in connection with the execution of this Agreement, Metro does not have any material liabilities of any nature (matured or unmatured, fixed or contingent) required to be reflected or reserved against on a consolidated balance sheet of Metro or disclosed in the notes thereto prepared in accordance with GAAP.

3.2.15	Absence of Certain Changes. Other than the transactions contemplated in this Agreement or as disclosed in the Metro Disclosure Record, since September 25, 2016: (i) Metro has conducted its business only in the Ordinary Course; and (ii) there has not been any event, circumstance, occurrence, proceeding, investigation, development or state of circumstances or facts pending or threatened that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Metro.

3.2.16	Debt Financing. Prior to the execution and delivery of this Agreement, Metro has delivered to PJC a true and complete copy of the Commitment Letter. The Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Metro and, to the knowledge of Metro, the Lenders (as applicable), subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or principles of equity (whether considered in a proceeding in equity or at law). As of the date hereof, no event occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Metro under the Commitment Letter. The commitments described in the Commitment Letter are not subject to any condition precedent other than the conditions expressly set forth therein. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Schedule 3.1 to the extent necessary to satisfy the condition in Section 6.2.2 and performance by PJC of its obligations under this Agreement, Metro has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing of the Debt Financing to be satisfied by it contained in the Commitment Letter for the Debt Financing to be available on the Effective Date and is not aware of any fact, occurrence or condition that may cause such Debt Financing to terminate or be ineffective or any of the terms or conditions of closing of such Debt Financing not being capable of being met. Assuming the Debt Financing is funded in accordance with the Commitment Letter, the accuracy of the representations and warranties set forth in Schedule 3.1 to the extent necessary to satisfy the condition in Section 6.2.2 and performance by PJC of its obligations under this Agreement, the net proceeds of the Debt Financing, will in the aggregate be sufficient for Metro to pay the Aggregate Consideration to be paid pursuant to the Amalgamation to the PJC Shareholders.

3.2.17	Transportation Undertaking. Metro is not a transportation undertaking within the meaning of section 53.1 of the Canada Transportation Act.

3.2.18	Taxes.

3.2.18.1	Metro and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

3.2.18.2	Metro and each of its Subsidiaries has paid all material Taxes which are due and payable and all assessments and reassessments and all other material of Taxes due

Schedule 3.2

and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been made in the most recently published consolidated financial statements of Metro. Metro and its Subsidiaries have provided adequate accruals in accordance with GAAP in the most recently published consolidated financial statements of Metro for any material Taxes of Metro or its Subsidiaries for the period covered by such financial statements that have not been paid.

3.2.18.3	Metro and each of its Subsidiaries has withheld or collected all material amounts which, to the knowledge of Metro, are required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

3.2.18.4	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Metro or any of its Subsidiaries, and neither Metro nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of Metro, threatened against Metro or any of its Subsidiaries or any of their respective assets.

3.2.18.5	No claim has been made by any Governmental Entity in a jurisdiction where Metro or any of its Subsidiaries does not file Tax Returns that Metro or any of its Subsidiaries is or may be subject to Tax or required to file any Tax Returns in that jurisdiction.

3.2.18.6	There are no Encumbrances with respect to Taxes upon any of the assets of Metro or any of its Subsidiaries.

3.2.18.7	There are no currently effective material elections, agreements or waivers extending or waiving the statutory period, or providing for an extension of time, with respect to the assessment, reassessment or collection of any material Taxes payable, or of the filing of any material Tax Return or any payment of material Taxes, by Metro or any of its Subsidiaries, and no request for any such waiver or extension is currently pending.

3.2.18.8	Neither Metro nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom it was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services, and Metro and each of its Subsidiaries is, in all material respects, in compliance with section 247 of the Tax Act and any comparable provision of Law, including any documentation and recordkeeping requirements thereunder.

3.2.18.9	Neither Metro nor any of its Subsidiaries is liable for any Taxes of another Person pursuant to any provision of Law (including Section 160 of the Tax Act) or any Tax sharing agreement, Tax indemnification agreement or other similar agreement or provision.

3.2.19	Metro Shares. The authorized and outstanding capital of Metro and the terms of the Metro Shares are as set forth in the Metro Disclosure Record. The Metro Shares to be issued pursuant to the Amalgamation, upon issuance, will be validly issued as fully paid and non-assessable, will be listed for trading on the TSX, and will not be subject to any statutory hold or restricted period under the Securities Laws in Canada and will be freely tradeable within Canada by the holders thereof.

Schedule 3.2

3.2.20	U.S. Securities Law Matters.

3.2.20.1	Metro is not an “investment company” registered or required to be registered under the Investment Company Act of 1940 of the United States of America and will not be required to be so registered as a result of the Amalgamation. Metro is a “foreign private issuer” (as such term is defined in Rule 405 under the U.S. Securities Act and in Rule 3b-4 under the U.S. Exchange Act).

3.2.20.2	Metro has had a class of its securities listed on the TSX for the preceding twelve (12) calendar months. For at least the preceding thirty-six (36) calendar months, Metro has been subject to the continuous disclosure requirements of a securities commission in Canada. Metro is currently in compliance with the obligations arising from such listing and reporting.

3.2.20.3	The aggregate market value of the public float of the outstanding equity shares of Metro (calculated as specified for a business combination under Forms F-8 and F-80 under the U.S. Securities Act) is $75 million or more.

3.2.20.4	Metro does not have and is not required to have, any class of securities registered under the U.S. Exchange Act. Metro is not subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of, and does not voluntarily report under, the U.S. Exchange Act, except any reporting obligation under the U.S. Exchange Act that may become applicable as a result of the Amalgamation.

3.2.20.5	Metro is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12 of the U.S. Exchange Act.

3.2.20.6	No securities of Metro are listed or admitted for listing on any national securities exchange in the United States of America.

3.2.21	Security Ownership. Metro does not beneficially own any securities of PJC or any of its Affiliates.

3.2.22	Brokers. No broker, investment banker, financial advisor or other Person, other than BMO Nesbitt Burns Inc. and CIBC World Markets Inc., the fees and expenses for which shall be paid by Metro, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Metro or any of its Affiliates.

Schedule 3.2

APPENDIX C – AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT made as of the ●th day of ●, 2018

AMONG:	● QUÉBEC INC., a corporation incorporated under the laws of the Province of Quebec having its registered office in the City of Montréal, Province of Quebec, herein acting and represented by ●, duly authorized for all purposes hereof (hereinafter referred to as Metro Subco)

AND:	THE JEAN COUTU GROUP (PJC) INC., a corporation incorporated under the laws of the Province of Quebec having its registered office in the City of Varennes, Province of Quebec, herein acting and represented by François Jean Coutu, duly authorized for all purposes hereof (hereinafter referred to as PJC)

AND:	[HOLDCO ●], a corporation incorporated under the laws of the Province of Quebec having its registered office in the City of ●, Province of Quebec, herein acting and represented by ●, duly authorized for all purposes hereof (hereinafter referred to as Holdco ● and collectively with Holdco ●, the Holdcos) [NTD: To be repeated as necessary to take into account each Qualifying Holdco.]

AND:	METRO INC., a corporation incorporated under the laws of the Province of Quebec having its registered office in the City of Montréal, Province of Quebec, herein acting and represented by ●, duly authorized for all purposes hereof (hereinafter referred to as Metro)

WHEREAS Metro Subco was incorporated on ●, 201[8] pursuant to the Business Corporations Act (Quebec);

WHEREAS PJC was incorporated on June 22, 1973 under Part 1 of the Companies Act (Quebec), was continued on January 27, 1986 by certificate of continuance under Part 1A of the Companies Act (Quebec) and was continued under the Business Corporations Act (Quebec) upon the effective date of this act on February 14, 2011;

WHEREAS Metro results from the amalgamation on April 30, 1982 of Métro-Richelieu Group Inc. and United Grocers Inc. under Part 1A of the Companies Act (Quebec) and was continued under the Business Corporations Act (Quebec) upon the effective date of this act on February 14, 2011;

WHEREAS [each of the] Holdco[s] is a Qualifying Holdco (as defined below) and, as such, has been incorporated under the Business Corporations Act (Quebec) on or after January 15, 2018;

WHEREAS the authorized share capital of Metro Subco consists of an unlimited number of common shares (actions ordinaires), without par value, of which ● common shares are issued and outstanding as fully paid and non-assessable;

WHEREAS the authorized share capital of PJC consists of (i) an unlimited number of Class “A” subordinate voting shares (actions à droit de vote subalterne catégorie « A »), without par value, (ii) an unlimited number of Class “B” shares (actions catégorie « B »), without par value, and (iii) an unlimited number of Class “C” shares (actions catégorie « C »), without par value, issuable in one or more series, of which ● Class “A” subordinate voting shares and ● Class « B » shares are issued and outstanding as fully paid and non-assessable;

PJC | Management Information Circular | C-1

WHEREAS the authorized share capital of Holdco ● consists of (i) an unlimited number of Class “A” common shares (actions ordinaires catégorie « A »), without par value, (ii) an unlimited number of Class “B” common shares (actions ordinaires catégorie « B »), without par value, and (iii) an unlimited number of preferred shares (actions privilégiées), without par value, of which ● Class “A” common shares (actions ordinaires catégorie « A »), ● Class “B” common shares (actions ordinaires catégorie « B ») and ● preferred shares (actions privilégiées) are issued and outstanding as fully paid and non-assessable; [NTD: To be repeated as necessary to take into account each Qualifying Holdco.];

WHEREAS the authorized share capital of Metro consists of an unlimited number of common shares, without par value, of which ● common shares have been issued and allotted and are outstanding as fully paid and non-assessable;

WHEREAS Metro and PJC have entered into a combination agreement dated as of October 2, 2017 with respect to, among other things, the transactions contemplated herein (the Combination Agreement);

WHEREAS, as contemplated in the Combination Agreement, Metro Subco, PJC and [the] Holdco[s], availing themselves of Chapter XI of the Business Corporations Act (Quebec), wish to amalgamate on the terms and conditions set forth herein and in the Combination Agreement;

WHEREAS there is no reasonable ground to believe that Amalco (as defined below) will be unable to pay its liabilities as they become due as a result of the Amalgamation (as defined below);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1	Aggregate Tax PUC means the sum of (i) the amount of the Tax PUC of the PJC Shares (other than PJC Shares that are not converted or cancelled as a consequence of Section 4.5 and PJC Shares held by [the] Holdco[s]) immediately prior to the Effective Time, (ii) the amount of the Tax PUC of all of the shares in the capital of [the] Holdco[s] immediately prior to the Effective Time, and (iii) the amount of the Tax PUC of all of the shares in the capital of Metro Subco converted pursuant to Section 4.1.1;

1.1.2	Aggregate Consideration means the amount equal to $24.50 multiplied by all of the issued and outstanding PJC Shares (excluding those held by Dissenting Shareholders);

1.1.3	Amalco means the corporation resulting from the Amalgamation;

1.1.4	Amalco Common Shares (individually, an Amalco Common Share) means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Exhibit I hereto;

1.1.5	Amalco Redeemable Shares (individually, an Amalco Redeemable Share) means redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Exhibit I hereto;

1.1.6	Amalgamating Corporations (individually, an Amalgamating Corporation) means Metro Subco, PJC and [the] Holdco[s];

1.1.7	Amalgamation means the amalgamation among Metro Subco, PJC and [the] Holdco[s] under Chapter XI of the QBCA giving effect to the transactions described in this Agreement;

1.1.8	Articles of Amalgamation means the articles confirming the Amalgamation required under the QBCA to be filed with the Enterprise Registrar;

1.1.9	Business Day means any day on which commercial banks are generally open for business in Montréal, Quebec, other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Quebec under applicable Laws;

1.1.10	Cash Proration Percentage means ●%, being the lesser of:

(a)	100%; and

(b)	the fraction, expressed as a percentage, (A) the numerator of which is 75% of the Aggregate Consideration divided by $24.50; and (B) the denominator of which is the aggregate number of Amalco Redeemable Shares sought by those PJC Shareholders and Qualifying Holdco Shareholders who elected in their Letter of Transmittal (or are deemed to have elected) the Cash Alternative;

the whole as calculated in accordance with Section 2.1.2(d) of the Combination Agreement;

1.1.11	Certificate of Amalgamation means the certificate issued by the Enterprise Registrar attesting the Amalgamation pursuant to section 286 of the QBCA;

1.1.12	Cash Alternative has the meaning ascribed to it in the Combination Agreement;

1.1.13	Condition Satisfaction has the meaning ascribed thereto in Section 2.9;

1.1.14	Circular means the notice of the PJC Meeting and accompanying management information circular in the French and English languages dated October ●, 2017, including all schedules thereto, prepared and sent by PJC to PJC Shareholders in connection with the PJC Meeting, as amended, supplemented or otherwise modified from time to time;

1.1.15	Combination Agreement has the meaning ascribed thereto in the preamble of this Agreement;

1.1.16	Depository means Computershare Trust Company of Canada;

1.1.17	Dissenting Shareholder means a registered PJC Shareholder who, in connection with the special resolution of the PJC Shareholders which approved and adopted the Amalgamation, has exercised the right to dissent pursuant to Sections 372 and following of the QBCA in strict compliance with the provisions thereof and thereby has become entitled to receive, if the Amalgamation is completed, the fair value of his or her PJC Shares as determined in accordance with the QBCA;

1.1.18	Effective Date means the date shown on the Certificate of Amalgamation;

1.1.19	Effective Time means 12:01 a.m. (Eastern time) on the Effective Date;

1.1.20	Enterprise Registrar means the enterprise registrar acting under the QBCA;

1.1.21	Exchange Ratio means 0.61006 Metro Shares in respect of each PJC Share;

1.1.22	Governmental Entity (collectively, the Governmental Entities) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.23	Issued and Paid-up Share Capital means the issued and paid-up share capital as determined under the QBCA;

1.1.24	Laws (individually, a Law) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (to the extent that they have the force of law or are binding on the Person to which they purport to apply), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.25	Letter of Transmittal means the form of letter of transmittal and election form enclosed with the Circular;

1.1.26	Metro Shares (individually, a Metro Share) means common shares in the share capital of Metro;

1.1.27	Person includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.28	PJC Meeting means the special meeting of PJC Shareholders (including any adjournment or postponement thereof) convened on November ●, 2017 during which the Amalgamation was considered and approved;

1.1.29	PJC Shareholders (individually, a PJC Shareholder) means the registered or beneficial holders of the issued and outstanding PJC Shares;

1.1.30	PJC Shares (individually, a PJC Share) means the Class “A” subordinate voting shares (actions à droit de vote subalterne catégorie « A ») and the Class “B” shares (actions catégorie « B ») in the share capital of PJC;

1.1.31	QBCA means the Business Corporations Act (Quebec) as now in effect and as it may be amended from time to time prior to the Effective Time;

1.1.32	Qualifying Holdco has the meaning ascribed to it in the Combination Agreement;

1.1.33	Qualifying Holdco Cash Allocation Shares has the meaning ascribed to it in the Combination Agreement;

1.1.34	Qualifying Holdco Share has the meaning ascribed to it in the Combination Agreement;

1.1.35	Qualifying Holdco Shareholder has the meaning ascribed to it in the Combination Agreement;

1.1.36	Qualifying Holdco Shareholder Election has the meaning ascribed to it in the Combination Agreement;

1.1.37	Qualifying Holdco Shareholder Subsidiary has the meaning ascribed to it in the Combination Agreement;

1.1.38	Remaining Holdco Cash Allocation Shares has the meaning ascribed thereto in Section 4.1.6;

1.1.39	Remaining Holdco Share Allocation Shares has the meaning ascribed thereto in Section 4.1.5;

1.1.40	Remaining Metro Shares has the meaning ascribed thereto in Section 4.2;

1.1.41	Share Alternative has the meaning ascribed to it in the Combination Agreement;

1.1.42	Share Proration Percentage means ●%, being the lesser of:

(a)	100%; and

(b)	the fraction, expressed as a percentage, (A) the numerator of which is 25% of the Aggregate Consideration divided by $40.16; and (B) the denominator of which is the aggregate number of Metro Shares sought by those PJC Shareholders and Qualifying Holdco Shareholders who elected in their Letter of Transmittal the Share Alternative;

the whole as calculated in accordance with Section 2.1.2(e) of the Combination Agreement; and

1.1.43	Tax PUC means the paid-up capital calculated in accordance with the Income Tax Act (Canada);

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules, Exhibits and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section”, “Schedule” or “Exhibit” followed by a number and/or a letter refer to the specified Article, Section, Schedule or Exhibit of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Exhibits hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2

AMALGAMATION

2.1	Amalgamation

Metro Subco, PJC and [each] Holdco hereby agree to amalgamate and to continue as one corporation effective from the Effective Date pursuant to Section 276 of the QBCA, on the terms and conditions set forth herein and in the Combination Agreement.

2.2	Effect of Amalgamation

At the Effective Time on the Effective Date:

2.2.1	the amalgamation of the Amalgamating Corporations and their continuance as Amalco shall become effective;

2.2.2	the property of each Amalgamating Corporation continues to be the property of Amalco;

2.2.3	Amalco continues to be liable for the obligations of each Amalgamating Corporation;

2.2.4	an existing cause of action, claim or liability to prosecution is unaffected;

2.2.5	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco; and

2.2.6	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco.

2.3	Name

The name of Amalco shall be “Le Groupe Jean Coutu (PJC) inc.” in the French language form and “The Jean Coutu Group (PJC) Inc.” in the English language form.

2.4	Head Office

The head office of Amalco shall be situated in the Judicial District of Montréal, Province of Québec and the address of its head office shall be 11011 Maurice-Duplessis Boulevard, Montréal (Quebec) H1C 1V6.

2.5	Activities

There shall be no restrictions on the business which Amalco is authorized to carry on or on the powers that Amalco may exercise.

2.6	Share Capital

2.6.1	The authorized share capital of Amalco shall consist of an unlimited number of (i) Amalco Common Shares, without par value, and (ii) an unlimited number of Amalco Redeemable Shares, without par value;

2.6.2	The rights, privileges, conditions and restrictions attached to the Amalco Common Shares and the Amalco Redeemable Shares are described in Exhibit I attached hereto.

2.7	Private Issuer Restrictions

The transfer of securities of Amalco shall be restricted in that no securityholder shall be entitled to transfer any such security or securities without either:

(a)	the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors; or

(b)	the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by all of the holders of such shares.

2.8	By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Metro Subco in effect prior to the Effective Time on the Effective Date.

2.9	Completion of the Amalgamation/Filing of Documents

Subject to the other provisions of this Agreement, and the conditions precedent set forth in Article 6 of the Combination Agreement having been met or, where not prohibited, the party thereto in whose favour the condition is having waived the same (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) (the Condition Satisfaction), PJC shall, as soon as practicable but no later than five (5) Business Days after the Condition Satisfaction, on the date selected by Metro and PJC, file with the Enterprise Registrar the Articles of Amalgamation and such other documents as may be required in order for the Amalgamation to become effective in accordance with the QBCA.

ARTICLE 3

BOARD OF DIRECTORS

3.1	Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the QBCA or the articles of Amalco, consist of a minimum number of one and a maximum number of ten directors and the board of directors shall have the power to determine the number of directors.

3.2	Initial Directors

The initial directors of Amalco will be as follows:

Name	Domicile
Éric R. La Flèche	987 ch. Moncrieff, Mont-Royal Quebec, H3R 3A3, Canada

François Thibault	58 White Pine Street, Beaconsfield Quebec, H9W 5E3, Canada

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

ARTICLE 4

AMALGAMATING EVENTS

4.1	Conversion, Cancellation and Exchange of Shares

On the Effective Time:

4.1.1	each of the common shares of Metro Subco outstanding immediately prior to the Effective Date shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding common share of Metro Subco;

4.1.2	with respect to the PJC Shares outstanding immediately prior to the Effective Time that are held by each PJC Shareholder (other than [a] Holdco) who has elected (or is deemed to have elected) in its Letter of Transmittal the Cash Alternative:

(a)	a number of the PJC Shares held by such PJC Shareholder equal to all of the PJC Shares held by such PJC Shareholder multiplied by the Cash Proration Percentage (in this Section 4.1.2, the Applicable PJC Shares) shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such Applicable PJC Shares, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share;

provided that, if the Cash Proration Percentage is less than 100%,

(b)	the balance of the PJC Shares (in this Section 4.1.2, the Remaining PJC Shares) held by such PJC Shareholder shall be cancelled and such PJC Shareholder shall receive in exchange such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of Remaining PJC Shares multiplied by the Exchange Ratio; provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such PJC Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2;

4.1.3	with respect to the PJC Shares outstanding immediately prior to the Effective Time that are held by a PJC Shareholder (other than [a] Holdco) who has elected in its Letter of Transmittal the Share Alternative:

(a)

a number of the PJC Shares held by such PJC Shareholder equal to all of the PJC Shares held by such PJC Shareholder multiplied by the Share Proration Percentage (in this Section 4.1.3, the Applicable PJC Shares) shall be cancelled and such PJC Shareholder shall receive in exchange such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of Applicable PJC Shares multiplied by the Exchange Ratio; provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such PJC Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2;

provided that, if the Share Proration Percentage is less than 100%,

(b)	the balance of the PJC Shares held by such PJC Shareholder (in this Section 4.1.3, the Remaining PJC Shares) shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such Remaining PJC Shares, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share;

4.1.4	the PJC Shares outstanding immediately prior to the Effective Time that are held by [a] Holdco) shall be cancelled, without any repayment of capital in respect thereof, and such shares shall not be converted into shares of Amalco or exchanged for Metro Shares;

4.1.5	with respect to the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco Shareholder (other than a Qualifying Holdco Shareholder that has made a Qualifying Holdco Shareholder Election) who has elected in its Letter of Transmittal the Share Alternative:

(a)	a number of Qualifying Holdco Shares held by such Qualifying Holdco Shareholder equal to all of the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by such Qualifying Holdco Shareholder multiplied by the Share Proration Percentage shall be cancelled and the holder thereof shall receive in exchange therefor such number of duly authorized, fully- paid and non-assessable Metro Shares equal to the product of (i) the number of the PJC Shares held immediately prior to the Effective Time by the Qualifying Holdco from which such Qualifying Holdco Shares are issued, (ii) multiplied by the Exchange Ratio, and (iii) multiplied by the Share Proration Percentage, provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such Qualifying Holdco Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2;

provided that, if the Share Proration Percentage is less than 100%,

(b)	the balance of the Qualifying Holdco Shares held by such Qualifying Holdco Shareholder (in this Section 4.1.5, the Remaining Holdco Share Allocation Shares) shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such Remaining Holdco Share Allocation Shares, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share;

provided that the aggregate number of Amalco Redeemable Shares and of Metro Shares received by the Qualifying Holdco Shareholder under this Section 4.1.5 shall not exceed the number of Amalco Redeemable Shares and of Metro Shares that would have been received under Section 4.1.3 if the PJC Shares held by the Holdco of such Qualifying Holdco Shareholder were held by a PJC Shareholder.

4.1.6	with respect to the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco Shareholder (other than a Qualifying Holdco Shareholder that has made a Qualifying Holdco Shareholder Election) who has elected in its Letter of Transmittal the Cash Alternative:

(a)	a number of Qualifying Holdco Shares held by such Qualifying Holdco Shareholder equal to all of the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by such Qualifying Holdco Shareholder multiplied by the Cash Proration Percentage shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of the PJC Shares held immediately prior to the Effective Time by the Qualifying Holdco from which such Qualifying Holdco Shares are issued multiplied by the Cash Proration Percentage, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share;

provided that, if the Cash Proration Percentage is less than 100%,

(b)	the balance of the Qualifying Holdco Shares held by such Holdco Shareholder (in this Section 4.1.6, the Remaining Holdco Cash Allocation Shares) shall be cancelled and such holder shall receive in exchange such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of Remaining Holdco Cash Allocation Shares multiplied by the Exchange Ratio; provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such Holdco Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2;

provided that the aggregate number of Amalco Redeemable Shares and of Metro Shares issued to a Qualifying Holdco Shareholder under this Section 4.1.6 shall not exceed the number of Amalco Redeemable Shares and of Metro Shares that would have been issued under Section 4.1.2 if the PJC Shares held by the Holdco of such Qualifying Holdco Shareholder were held by a PJC Shareholder.

4.1.7	with respect to the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco Shareholder that has made a Qualifying Holdco Shareholder Election (including, for greater certainty, those held by its Qualifying Holdco Shareholder Subsidiary):

(a)	all of the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by the Qualifying Holdco Shareholder Subsidiary as a result of such Qualifying Holdco Shareholder Election shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the value of such Qualifying Holdco Shares held by such Qualifying Holdco Shareholder Subsidiary (as contemplated in section 2.8.4(b) of the Combination Agreement) divided by $24.50, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share; and;

(b)

all of the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco Shareholder (and which, for greater certainty, have not been transferred to a Qualifying Holdco Shareholder Subsidiary) shall be cancelled and the holder thereof shall receive in exchange therefor such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of Qualifying Holdco Shares held by such Qualifying Holdco Shareholder (and which, for greater certainty, have not been transferred to a Qualifying Holdco Shareholder Subsidiary) immediately prior to the Effective Time multiplied by the Exchange Ratio; provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such Holdco Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2.

provided that the aggregate number of Amalco Redeemable Shares and of Metro Shares issued to a Qualifying Holdco Shareholder (or its Qualifying Holdco Shareholder Subsidiary) that has made a Qualifying Holdco Shareholder Election under this Section 4.1.7 shall not exceed the number of Amalco Redeemable Shares and of Metro Shares that would have been issued under Section 4.1.2 or 4.1.3, as applicable, if the PJC Shares held by the Holdco of such Qualifying Holdco Shareholder Subsidiary and Qualifying Holdco Shareholder were held by a PJC Shareholder.

4.2	Fractional Metro Shares

In order to replace the fractional Metro Shares that would have otherwise been issued to PJC Shareholders or Qualifying Holdco Shareholders, Metro will distribute to the Depository, as agent for the applicable PJC Shareholders and Qualifying Holdco Shareholders, such number of Metro Shares (the Remaining Metro Shares) as represents the sum of the fractional Metro Shares to which the applicable PJC Shareholders and Qualifying Holdco Shareholders are otherwise entitled, rounded up to the next whole number of Remaining Metro Shares, and the Depository, as agent for the applicable PJC Shareholders and Qualifying Holdco Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Metro Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those PJC Shareholders and Qualifying Holdco Shareholders who are entitled to receive a fractional Metro Share based on their respective entitlements to Remaining Metro Shares.

4.3	Issued and Paid-up Share Capital

The aggregate amount of Issued and Paid-Up Share Capital to be allocated shall not exceed the Aggregate Tax PUC and shall be allocated as follows:

4.3.1	The amount to be added to the account of Issued and Paid-up Share Capital maintained in respect of the Amalco Redeemable Shares shall be $24.50 per Amalco Redeemable Share.

4.3.2	The amount to be added to the account of Issued and Paid-up Share Capital maintained in respect of the Amalco Common Shares shall be the Aggregate Tax PUC minus the aggregate amount added to the account of Issued and Paid-up Share Capital maintained in respect of all the Amalco Redeemable Shares in accordance with Section 4.3.1.

4.4	Redemption of Amalco Redeemable Shares

Each Amalco Redeemable Share (including fraction thereof) issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation in accordance with the Articles of Amalgamation. No certificates for the Amalco Redeemable Shares shall be issued to holders.

4.5	Dissenting Shareholders

Notwithstanding Section 4.1, PJC Shares which are held by a Dissenting Shareholder shall not be converted into Amalco Redeemable Shares, or cancelled and exchanged for Metro Shares, as applicable, on the Effective Date. Dissenting Shareholders will be entitled to be paid fair value for their PJC Shares as determined in accordance with the QBCA and their PJC Shares will be cancelled immediately prior to the Effective Date. However, if a Shareholder fails to properly exercise its right to make a claim under section 372 and following of the QBCA or waives its right to make such a claim, or if such PJC Shareholder’s rights as a PJC Shareholder are otherwise reinstated, the PJC Shares held by that PJC Shareholder shall thereupon be deemed (i) to have been converted for such number of Amalco Redeemable Shares, and if applicable cancelled and exchanged for such number of Metro Shares, as is referred to in Section 4.1.2 on the Effective Date, and (ii) shall be deemed included for the purposes of the determination of the Aggregate Consideration.

ARTICLE 5

TERMINATION

5.1	Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Combination Agreement, and be of no further force or effect.

ARTICLE 6

GENERAL

6.1	Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

6.2	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

6.3	Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

6.4	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

6.5	Time

Time shall be of the essence of this Agreement.

6.6	Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

6.7	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

[METRO SUBCO]

Per:
●
●

THE JEAN COUTU GROUP (PJC) INC.

Per:
●
●

[HOLDCO ●]

Per:
●
●

METRO INC.

Per:
●
●

Per:
●
●

EXHIBIT I

AMALCO SHARES

Share capital

Amalco (the “Corporation”) is authorized to issue an unlimited number of common shares (the “Common Shares”) and redeemable preferred shares (the “Redeemable Shares”).

For the purposes of this Schedule, the following capitalized terms used but not otherwise defined herein have the following meaning:

(a)	“Amalgamation” means the amalgamation of Metro Subco, PJC and each Holdco under Chapter XI of the QBCA.

(b)	“Amalgamation Agreement” means the agreement dated the ●, 2018 among Metro, Metro Subco, PJC and any Holdco in relation to the Amalgamation, as the same may be amended, supplemented or otherwise modified from time to time.

(c)	“Certificate of Amalgamation” the certificate issued by the enterprise registrar acting under the QBCA attesting to the Amalgamation pursuant to Section 286 of the QBCA.

(d)	“Depositary” means Computershare Trust Company of Canada.

(e)	“Effective Date” means the date shown on the Certificate of Amalgamation.

(f)	“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date.

(g)	“Holdco” has the meaning ascribed thereto in the Amalgamation Agreement.

(h)	“Letter of Transmittal and Election Form” means the letter of transmittal and election form to be sent by PJC to holders of PJC Class A Subordinate Voting Shares and PJC Class B Shares.

(i)	“Metro” means Metro Inc.

(j)	“Metro Subco” means ● Québec Inc. a direct newly-incorporated wholly-owned subsidiary of Metro.

(k)	“PJC” means The Jean Coutu Group (PJC) Inc.

(l)	“PJC Class A Subordinate Voting Shares” means the class “A” subordinate voting shares in the share capital of PJC.

(m)	“PJC Class B Shares” means the class “B” shares in the share capital of PJC.

(n)	“QBCA” means the Business Corporations Act (Québec), as may be amended from time to time.

(o)	“Qualifying Holdco Shares” has the meaning ascribed thereto in the Amalgamation Agreement.

The rights, privileges, restrictions and conditions attaching to the shares of the Corporation are as follows:

I.	COMMON SHARES

(a)	Voting rights. Each Common Share shall entitle the holder thereof to one vote at all meetings of the shareholders of the Corporation (except meetings at which only the holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the QBCA).

(b)	Dividends. The holders of the Common Shares shall be entitled to receive non- cumulative dividends, as and when declared by the board of directors.

(c)	Remaining property. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Common Shares, the holders of the Common Shares shall be entitled to share the remaining property of the Corporation.

II.	REDEEMABLE SHARES

(a)	Voting rights. Subject to the provisions of the QBCA, the Redeemable Shares shall not entitle the holder thereof to attend any meetings of shareholders of the Corporation, and shall not, as such, entitle the holder thereof to have any voting rights.

(b)	Dividends. The holders of Redeemable Shares shall not be entitled to receive any dividends thereon.

(c)	Redemption. The Corporation shall, immediately after the issuance of the Redeemable Shares pursuant to the Amalgamation (the “Amalgamation Redemption Date”), and, in the case of any Redeemable Shares issued subsequent to the Amalgamation Redemption Date, immediately after the issuance of such Redeemable Shares (such time and the Amalgamation Redemption Date to be collectively referred to as the “Redemption Date”), redeem the Redeemable Shares and pay the Redemption Price (as defined below) in respect of each Redeemable Share.

(i)	No Notice. Except as otherwise provided herein, no notice of redemption or act or formality on the part of the Corporation shall be required to complete the redemption of the Redeemable Shares pursuant to this subsection II(c).

(ii)	Delivery of Aggregate Redemption Price. On or before the Effective Date, the Corporation shall deposit, or cause to be deposited with the Depositary, at its principal office in the city of Montréal, as agent and nominee for such holders of Redeemable Shares and for distribution to such holders of Redeemable Shares, $24.50 (the “Redemption Price”) in respect of each Redeemable Share to be redeemed by the Corporation (such aggregate amount, the “Aggregate Redemption Price”).

(iii)	Payment of Redemption Price. From and after the Redemption Date, upon surrender to the Depositary of the certificate(s) which immediately prior to the Effective Time represented outstanding PJC Class A Subordinate Voting Shares, PJC Class B Voting Shares or Qualifying Holdco Shares which were converted

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into Redeemable Shares upon the Amalgamation, together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents as the Corporation or the Depositary may reasonably require, (i) the respective holders of Redeemable Shares represented by such certificate, if any, or otherwise surrendering such shares, shall be entitled to receive in redemption therefor, and the Depositary shall pay and deliver, or cause to be paid and delivered, to the order of the respective holders of the Redeemable Shares, the Redemption Price payable and deliverable in respect of each Redeemable Share to such holders, respectively, and (ii) the holders of Redeemable Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depositary the Redemption Price in respect of each Redeemable Share therefor unless payment of the aforesaid Redemption Price has not been made in accordance with the foregoing provisions, in which case the rights of such shareholder will remain unaffected. Under no circumstances will interest on the Redemption Price be payable by the Corporation or the Depositary whether as a result of any delay in paying the Redemption Price or otherwise.

(iv)	Discharge of obligations. Subject to the delivery to and receipt by the Depositary of the Aggregate Redemption Price pursuant to subsection II(c)(ii) above, immediately after the Amalgamation, (a) each Redeemable Share shall irrevocably be deemed to be redeemed by the Corporation, (b) the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Price to such holders of Redeemable Shares, and (c) the rights of holders of Redeemable Shares shall be limited to receiving from the Depositary the Redemption Price in respect of each Redeemable Share payable to them on presentation and surrender of the said certificate(s), if any, held by them, the Letter of Transmittal and Election Form and other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if all or part of the Aggregate Redemption Price has not been fully claimed in accordance with the provisions hereof within six years of the Amalgamation Date, then such remaining unclaimed Redemption Price shall be forfeited to the Corporation.

(v)	Lost certificates. In the event any certificate which, immediately prior to the Amalgamation, represented one or more PJC Class A Subordinate Voting Shares, PJC Class B Shares or Qualifying Holdco Shares which were converted into Redeemable Shares pursuant to the Amalgamation and redeemed immediately thereafter pursuant to this subsection II(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver in exchange for such lost, stolen or destroyed certificate, the Redemption Price in respect of each Redeemable Share of such holder deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for the lost, stolen or destroyed certificate, the holder to whom the Redemption Price is to be paid and delivered shall as a condition precedent to the payment and delivery of the Redemption Price give a bond satisfactory to the Corporation and the Depositary in such sum as the Corporation may direct, or otherwise indemnify the Corporation in a manner satisfactory to the Corporation, acting reasonably, against any connection with any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

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(d)	Fractional Redeemable Shares. Amalco shall be authorized to issue fractional Redeemable Shares in consideration for shares which, immediately prior to the Effective Time, are outstanding PJC Class A Subordinate Voting Shares, PJC Class B Voting Shares or Qualifying Holdco Shares to be converted into Redeemable Shares pursuant to the Amalgamation Agreement.

(e)	Remaining property. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the property or assets of the Corporation among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon payment of the Redemption Price in respect of each Redeemable Share, the holders of the Redeemable Shares shall be entitled to receive, and the Corporation shall pay to such holders, in preference and priority to any distribution of any property or assets of the Corporation to the holders of the Common Shares or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Price in respect of each Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, such holders shall not be entitled to share in any further distribution of the property and assets of the Corporation.

(f)	Specified amount. The amount of $24.50 is the amount specified in respect of each Redeemable Share for purposes of subsection 191(4) of the Income Tax Act (Canada).

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APPENDIX D – NBF FAIRNESS OPINION

October 2, 2017

The Special Committee of the Board of Directors

The Board of Directors

The Jean Coutu Group (PJC) Inc.

245, rue Jean Coutu

Varennes, Québec

J3X 0E1

To the Special Committee of the Board of Directors and the Board of Directors:

National Bank Financial Inc. (“NBF”, “we” or “us”) understands that The Jean Coutu Group (PJC) Inc. (“Jean Coutu” or the “Corporation”) and METRO Inc. (“METRO”) propose to enter into a combination agreement (the “Combination Agreement”) to be dated October 2, 2017. The transactions contemplated by the Combination Agreement will be effected by way of an amalgamation under the Business Corporations Act (Québec) of a direct newly-incorporated wholly-owned subsidiary of METRO, Jean Coutu and each qualifying holding corporation (the “Amalgamation”).

Under the terms of the Combination Agreement and the Amalgamation, METRO will acquire all of the outstanding Jean Coutu Class “A” subordinate voting shares (the “Class A Shares”) and Jean Coutu Class “B” shares (the “Class B Shares” and collectively with the Class A Shares, the “Jean Coutu Shares”) for, at the election of each holder of Jean Coutu Shares (each a “Jean Coutu Shareholder” and collectively the “Jean Coutu Shareholders”), either (i) $24.50 in cash or (ii) 0.61006 common share of METRO (“METRO Shares”) per Jean Coutu Share (the “Consideration”), subject in each case to pro ration, such that the aggregate Consideration paid to Jean Coutu Shareholders will consist of 75% in cash and 25% in METRO Shares. The METRO Shares issued to Jean Coutu Shareholders in connection with the Amalgamation will be issued based on a reference price of $40.16 per METRO Share, representing the volume weighted average price of the METRO Shares for the 20 trading days ending September 26, 2017.

NBF understands that 3958230 Canada Inc., 4527011 Canada Inc. and Fondation Marcelle et Jean Coutu (collectively, the “Coutu Family”) will enter into irrevocable support and voting agreements (the “Irrevocable Support and Voting Agreements”) whereby the Coutu Family will commit to vote such securities in favour of the Amalgamation, subject to other terms and conditions of each Irrevocable Support and Voting Agreement, and that Alain Boudreault, Alain Lafortune, André Belzile, Andrew T. Molson, Annie Thabet, Brigitte Dufour, Cora Mussely Tsouflidou, Guy Franche, Hélène Bisson, Marcel Dutil, Marcel A. Raymond, Marie-Chantal Lamothe, Nicolle Forget, Normand Messier and Richard Mayrand, being all of the directors and officers who are Jean Coutu Shareholders (the “Directors and Officers”, and collectively with

PJC | Management Information Circular |D-1

the Coutu Family, the “Supporting Shareholders”), will also enter into support and voting agreements with respect to the Jean Coutu Shares beneficially owned, controlled or directed by the Directors and Officers (the “D&O Support and Voting Agreements”, and collectively with the Irrevocable Support and Voting Agreements, the “Support and Voting Agreements”), whereby the Directors and Officers will commit to vote such securities in favour the Amalgamation, subject to other terms and conditions of each D&O Support and Voting Agreement.

Completion of the Amalgamation will be subject to certain conditions, including obtaining the requisite approval of the Jean Coutu Shareholders. NBF understands that a meeting of the Jean Coutu Shareholders will be called to seek such approval.

We understand that the terms and conditions of the Amalgamation will be summarized in a management information circular (the “Information Circular”) to be prepared by Jean Coutu and mailed to the Jean Coutu Shareholders.

NBF further understands that a special committee (the “Special Committee”) of the board of directors of Jean Coutu (the “Board of Directors”) has been formed to consider the Amalgamation and make recommendations with respect thereto to the Board of Directors.

Engagement of NBF

NBF was initially approached in March 2017 by Jean Coutu and was formally retained by the Board of Directors pursuant to an engagement agreement dated April 19, 2017 (the “Engagement Agreement”) to provide financial advice to Jean Coutu and the Board of Directors, including providing our opinion (the “Fairness Opinion”) to the Board of Directors as to the fairness, from a financial point of view, to the Jean Coutu Shareholders of the Consideration to be received by the Jean Coutu Shareholders pursuant to the Amalgamation.

The scope of the Engagement Agreement was amended on September 28, 2017 in order for NBF to also provide the Fairness Opinion to the Special Committee, in addition to the Board of Directors.

NBF has not been asked to prepare and has not prepared a valuation of Jean Coutu or METRO or a valuation of any of their respective securities or assets and this Fairness Opinion should not be construed as such.

NBF will be paid fees for its services as financial advisor to Jean Coutu and the Board of Directors including for the delivery of the Fairness Opinion. A portion of the fees payable to NBF is contingent on the completion of the Amalgamation. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Jean Coutu in certain circumstances.

NBF understands that the Fairness Opinion and a summary thereof will be included in the Information Circular and, subject to the terms of the Engagement Agreement, NBF consents to such disclosure.

Relationships with Interested Parties

Neither NBF nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Jean Coutu, METRO or any of their respective associates or affiliates (collectively, the “Interested Parties”), nor is it a financial advisor to METRO in connection with the Amalgamation.

In 2017, NBF acted as co-lead manager and co-bookrunner for one offering of Series E floating rate senior unsecured notes of METRO.

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Interested Parties and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation.

NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties.

The controlling shareholder of NBF, National Bank of Canada (“NBC”) is a co-lender to Jean Coutu in its existing senior debt facility and sole lender to a corporation which is an associate of Jean Coutu. In connection with the Amalgamation, NBC has committed to act as co-lead lender in senior credit facilities of METRO to partially fund the cash portion of the Consideration payable under the Amalgamation (the “METRO Acquisition Credit Facilities”). NBF has also been appointed by METRO to act as joint bookrunner and co-lead arranger with respect to the METRO Acquisition Credit Facilities. NBF or its affiliates may, in the future, in the ordinary course of their respective businesses, perform financial advisory or investment banking or other services to the Interested Parties.

Except as expressed herein, there are no understandings, agreements or commitments between NBF or NBC, on the one hand, and the Interested Parties on the other hand, with respect to any future business dealings.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion is the opinion of NBF and the form and content herein have been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out (as the case may be), among other things, the following:

a)	the final form of amalgamation agreement (the “Amalgamation Agreement”);

b)	a draft of the Combination Agreement dated October 1, 2017;

c)	drafts of the Irrevocable Support and Voting Agreements to be executed by the Coutu Family dated September 29, 2017;

d)	drafts of the D&O Support and Voting Agreements to be executed by the Directors and Officers dated September 29, 2017;

e)	a representation letter dated the date hereof as to certain factual matters and the completeness and accuracy of certain information upon which the Fairness Opinion is based and addressed from senior officers of Jean Coutu;

f)	audited annual financial statements and MD&A of Jean Coutu for each of the fiscal years ended March 4, 2017, February 27, 2016 and February 28, 2015;

g)	unaudited quarterly financial statements and MD&A of Jean Coutu for the quarter ended June 3, 2017; and draft internal financial statements and draft unaudited quarterly financial statements of Jean Coutu for the quarter ended September 2, 2017;

h)	the annual information forms of Jean Coutu for the fiscal years ended March 4, 2017, February 27, 2016 and February 28, 2015;

i)	notice of annual meeting of shareholders and management proxy circular of Jean Coutu dated April 26, 2017;

j)	operational, historical and budget information of Jean Coutu for the fiscal years 2015 through 2017;

k)	strategic plan including financial forecast of Jean Coutu for the fiscal years 2018 through 2022;

l)	trading statistics and related financial information in respect of Jean Coutu and other selected public companies considered by NBF to be relevant;

m)	various reports published by equity research analysts and industry sources regarding Jean Coutu and other public companies considered by NBF to be relevant;

n)	public information regarding the pharmaceutical retailing and distributing industry considered by NBF to be relevant;

o)	certain precedent acquisition transactions considered by NBF to be relevant;

p)	discussions with senior management of Jean Coutu, the Board of Directors and its legal counsel, the Special Committee and its legal counsel;

q)	discussions with senior management of METRO;

r)	various non-public information shared by METRO including but not limited to its operations and financial situation;

s)	executed commitment letter from METRO’s lenders regarding the METRO Acquisition Credit Facilities; and

t)	other information, analyses, investigations and discussions we considered necessary or appropriate in the circumstances.

NBF has not, to the best of its knowledge, been denied access by Jean Coutu to any information under its control that has been requested by NBF.

Prior Valuations

Senior officers of Jean Coutu have represented to NBF that, to the best of their knowledge, after reasonable and diligent inquiry, there are no independent valuations or appraisals or material non-independent appraisals or valuations relating to the Corporation or any of its subsidiaries or any of their respective material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to NBF.

Assumptions and Limitations

With the Board of Directors’ approval and as provided for in the Engagement Agreement, we have relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources, or provided to us by Jean Coutu or METRO, as the case may be, and their respective subsidiaries or any of its or their respective representatives in connection with NBF’s engagement (collectively, the “Information”). Our Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. We have not been requested to nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information.

Senior officers of Jean Coutu have separately represented to NBF in a certificate delivered as of the date hereof, among other things, that to the best of their knowledge, after reasonable and diligent inquiry, (i) with the exception of forecasts, projections, estimates or budgets referred to in subparagraph (iii) below, the Information provided orally by, or in the presence of, an officer or employee of Jean Coutu, or in writing by Jean Coutu, or any of its subsidiaries, or any of its respective representatives, was at the date the Information provided to NBF and is (except to the extent superseded by more current Information) as of the date hereof, complete true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Québec)); (ii) since the dates on which the Information was provided to NBF, except as disclosed to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations, affairs or prospects of Jean Coutu, or any of its subsidiaries and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Fairness Opinion; (iii) with respect to any portions of the Information that constitute forecasts, projections, estimates or budgets (collectively, “Forecasts”), such Forecasts (other than those superseded by more current Forecasts) (a) were reasonably prepared on bases reflecting reasonably available assumptions, estimates and judgments of management of the Corporation having regard to the Corporation’s business, plans, financial condition and prospects, (b) reasonably present the views of such management as to the financial prospects and forecasted performance of the Corporation, and (c) are not, in the reasonable belief of management of the Corporation, misleading in any material respect; and (iv) public disclosure documents of Jean Coutu did not, at the time they were filed with the applicable securities regulatory authorities, contain a misrepresentation (as defined in the Securities Act (Québec)) and complied in all material respects with applicable securities laws at the time they were filed.

With respect to any Forecasts provided to NBF and used in its analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty.

NBF has assumed that, in all respects material to its analysis, the Combination Agreement executed by the parties will be in substantially the form of the draft provided to us, the Amalgamation will be made as provided for in the Combination Agreement and the Amalgamation Agreement, the representations and warranties of the parties to the Combination Agreement contained therein are true, accurate and complete in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Combination Agreement, Jean Coutu and METRO will each perform their respective obligations under the Amalgamation, and all conditions to the obligations of such parties as specified in the Combination Agreement will be satisfied without any waiver thereof. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Amalgamation will be obtained and that, in connection with obtaining any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on Jean Coutu or METRO, as the case may be.

We have also assumed that the Support and Voting Agreements will be entered into by the Supporting Shareholders, that all of the representations and warranties to be contained in the Support and Voting Agreements will be correct as of the date hereof and that the Supporting Shareholders will vote all of their Jean Coutu Shares in favour of the Amalgamation.

This Fairness Opinion does not address the relative merits of the Amalgamation as compared to other business strategies or transactions that might be available with respect to the Corporation or the Corporation’s underlying business decision to effect the Amalgamation or any other term or aspect of the Amalgamation, the Amalgamation Agreement or the Combination Agreement or any other agreement entered into or amended in connection with the Amalgamation.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Amalgamation and have relied upon, without independent verification, the assessment by Jean Coutu and METRO and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the METRO Shares may trade following completion of the Amalgamation.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Jean Coutu and METRO as they are reflected in the Information and as they were represented to us in our discussions with the management of Jean Coutu. In our analyses and in connection with the preparation of our Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the Combination Agreement and the Amalgamation. This Fairness Opinion is provided to the Board of Directors and the Special Committee for their use only and may not be relied upon by any other person. NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Fairness Opinion.

This Fairness Opinion is addressed to the Board of Directors and the Special Committee and is for the sole use and benefit of the Board of Directors and the Special Committee, and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF. This Fairness Opinion is not to be construed as a recommendation to any Jean Coutu Shareholder to vote in favour or against the Amalgamation.

Approach to Fairness

In considering the fairness of the Consideration under the Amalgamation, from a financial point of view, to the Jean Coutu Shareholders, NBF principally considered and relied upon the following approaches: (i) a comparison of the Consideration under the Amalgamation to the results of a discounted cash flow analysis of Jean Coutu, on a sum-of-the-parts basis; (ii) a comparison of the selected financial multiples, to the extent publicly available, of selected precedent transactions to the multiples implied by the Consideration under the Amalgamation; (iii) a comparison of the selected financial multiples of selected comparable companies whose securities are publicly traded plus a control premium, based on premiums paid to acquire Canadian companies historically to reflect the “en bloc” value, to the multiples implied by the Consideration under the Amalgamation; (iv) a comparison of the Consideration under the Amalgamation to the results of a leverage buyout analysis, based upon certain return requirements and leverage assumptions, amongst other assumptions; (v) a comparison of the Consideration under the Amalgamation to the recent market trading prices of the Class A Shares; (vi) the firm intention of the Coutu Family not to pursue and support a change of control transaction with a party other than METRO; and (vii) such other factors and analyses as we considered appropriate.

Conclusion

Based upon and subject to the foregoing, and such other matters as NBF considered relevant, NBF is of the opinion, as of the date hereof, that the Consideration to be received by the Jean Coutu Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Jean Coutu Shareholders.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

APPENDIX E – TD FAIRNESS OPINION

TD Securities TD Securities Inc. 66 Wellington Street West TD Bank Tower, 9th Floor Toronto, Ontario M5K 1A2

October 1, 2017

The Special Committee of the Board of Directors

The Jean Coutu Group (PJC) Inc.

245 Jean Coutu Street

Varennes, Québec

J3X 0E1

To the Special Committee of the Board of Directors:

TD Securities Inc. (“TD Securities”) understands that The Jean Coutu Group (PJC) Inc. (“PJC” or the “Corporation”) is considering entering into a combination agreement (the “Combination Agreement”) with Metro Inc. (“Metro”), pursuant to which PJC would agree to amalgamate with a newly incorporated direct wholly-owned subsidiary of Metro (the “Amalgamation”). The entity resulting from the Amalgamation (“Amalco”) would continue as a wholly-owned subsidiary of Metro. Pursuant to the terms of the Amalgamation, the holders of Class “A” Subordinate Voting Shares (“Class A Shares”) and Class “B” Shares (“Class B Shares”, and together with the Class A Shares, the “Shares”) of PJC (the “Shareholders”, or individually a “Shareholder”) can elect to receive (i) one redeemable preferred share of Amalco, which will be redeemed by Amalco in consideration for $24.50 in cash (the “Cash Consideration”), or (ii) 0.61006 common shares of Metro (the “Share Consideration”, and together with the Cash Consideration, the “Consideration”) per Share, subject to proration such that the aggregate Consideration will be paid 75% in cash and 25% in common shares of Metro (“Metro Shares”). The above description is summary in nature. The specific terms and conditions of the Amalgamation are set out in the Combination Agreement and are to be described in a notice of special meeting of shareholders and management information circular (the “Information Circular”) of PJC which is to be sent to Shareholders in connection with the Amalgamation.

TD Securities also understands that entities under the control or direction of Mr. Jean Coutu and members of his family (collectively, the “Coutu Shareholders”) directly or indirectly own or exercise control over 100% of the outstanding Class B Shares and approximately 5% of the outstanding Class A Shares and that the Coutu Shareholders have entered into irrevocable support and voting agreements with Metro to vote the Class B Shares and Class A Shares owned or controlled by them in favour of the Amalgamation.

ENGAGEMENT OF TD SECURITIES

TD Securities was initially contacted on behalf of the special committee of the board of directors of PJC (the “Special Committee”) in respect of a potential advisory engagement in August 2017. TD Securities was formally engaged by the Special Committee pursuant to an engagement agreement dated August 24, 2017 (the “Engagement Agreement”) to provide financial advice and assistance to the Special Committee in connection with the Amalgamation and, if requested, to prepare and deliver to the Special Committee an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Amalgamation. TD Securities has not prepared a valuation of PJC, Metro or any of their respective securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, no portion of which is contingent upon the conclusions reached in the Opinion, the execution of the Combination Agreement or the closing of the Amalgamation, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, PJC has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

PJC | Management Information Circular | E-1

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Pursuant to the Engagement Agreement, on October 1, 2017, at the request of the Special Committee, TD Securities orally delivered the Opinion to the Special Committee based upon and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters described herein. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on October 1, 2017. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Information Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by PJC with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in a broad range of investment banking activities including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Opinion.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities (as such term is defined in Multilateral Instrument 61-101, referred to hereafter as “MI 61-101”) is an issuer insider, associated entity or affiliated entity (as those terms are defined in MI 61-101) of PJC, Metro, or any of their respective associated or affiliated entities or issuer insiders (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliated entities is an advisor to any of the Interested Parties with respect to the Amalgamation other than to the Special Committee of PJC pursuant to the Engagement Agreement.

TD Securities and its affiliated entities have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of any Interested Party, and have not had a material financial interest in any transaction involving any Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of the Opinion, other than as described herein. TD Securities has acted in the following capacities for Metro: (i) co-lead manager and co-bookrunner on Metro’s offering of $400 million of Series E floating rate senior unsecured notes due February 27, 2020, which closed in February 2017, and (ii) co-lead arranger and joint bookrunner on Metro’s $600 million revolving credit facility. The Toronto-Dominion Bank, the parent company of TD Securities, directly or through affiliates provides banking services and other financing services to entities related to PJC and Metro in the normal course of business, and may in the future provide banking services and credit facilities to PJC, Metro or any other Interested Party.

TD Securities and its affiliated entities act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any

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Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Amalgamation, PJC, Metro or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fee payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and PJC, Metro or any other Interested Party with respect to future financial advisory or investment banking business. Subject to the terms of the Engagement Agreement, TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for PJC, Metro or any other Interested Party.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	a draft of the Combination Agreement dated September 30, 2017;

2.	drafts of the irrevocable support and voting agreements for the Coutu Shareholders dated September 30, 2017;

3.	annual reports of PJC, audited financial statements of PJC and related management’s discussion and analysis for the fiscal years ended March 4, 2017, February 27, 2016, and February 28, 2015, and annual reports of Metro, audited financial statements of Metro and related management’s discussion and analysis for the fiscal years ended September 24, 2016, September 26, 2015, and September 27, 2014;

4.	annual information forms of PJC dated April 26, 2017, April 26, 2016, and April 28, 2015, and annual information forms of Metro dated December 9, 2016, December 11, 2015, and December 12, 2014;

5.	management information circulars of PJC dated April 26, 2017, April 26, 2016, and April 28, 2015, and management information circulars of Metro dated December 9, 2016, December 11, 2015, and December 12, 2014;

6.	unaudited financial statements of PJC and related management’s discussion and analysis for the fiscal quarter ended June 3, 2017;

7.	draft unaudited financial statements of PJC for the fiscal quarter ended September 2, 2017;

8.	unaudited financial statements of Metro and related management’s discussion and analysis for the fiscal quarters ended July 1, 2017, March 11, 2017, and December 17, 2016;

9.	unaudited projected financial and operational information for PJC for the years ending March 3, 2018, through February 26, 2022, prepared by management of PJC;

10.	various financial and operational information regarding PJC prepared by and for management of PJC;

11.	various financial and operational information regarding Metro prepared by and for management of Metro;

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12.	representations contained in a certificate dated October 1, 2017, from senior officers of PJC (the “Certificate”);

13.	a due diligence session with senior management of Metro with respect to Metro’s past and current business operations, financial condition, business prospects, expected synergies as a result of the Amalgamation, and other issues deemed relevant;

14.	discussions with senior management of PJC;

15.	discussions with members of the Special Committee and legal counsel to the Special Committee;

16.	various research publications prepared by industry and equity research analysts regarding the Canadian pharmacy industry, PJC, Metro and other selected public entities considered relevant;

17.	public information relating to the business, operations, financial performance and security trading history of PJC, Metro and other selected public entities considered relevant;

18.	public information with respect to certain other transactions of a comparable nature considered relevant;

19.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by PJC to any information requested by TD Securities. TD Securities did not meet with the auditors of PJC or Metro and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the consolidated financial statements of PJC and Metro and the reports of the auditors thereon.

PRIOR VALUATIONS

PJC has represented to TD Securities that there have been no prior valuations or appraisals relating to PJC or any subsidiary or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of PJC other than those which have been provided to TD Securities or, in the case of valuations or appraisals known to PJC which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With the Special Committee’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all financial and other data and information filed by PJC or Metro with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), provided to it by or on behalf of PJC or Metro or their respective representatives in respect of PJC or Metro and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the “Information”). The Opinion is conditional upon such accuracy, completeness and fair presentation of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

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With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein, which, with respect to budgets, forecasts, projections and estimates applicable to PJC, TD Securities has been advised by PJC are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of any such budgets, forecasts, projections and estimates or the assumptions on which they are based.

Senior officers of PJC, on behalf of PJC, have represented to TD Securities in the Certificate that to the best of their knowledge, information and belief after reasonable and diligent inquiry with the intention that TD Securities may rely thereon in connection with the preparation of the Opinion: (i) they are authorized by PJC to give the representations and warranties contained in the Certificate and have knowledge and have made appropriate inquiries as to the matters contained therein; (ii) PJC has no information or knowledge of any facts, public or otherwise, not specifically provided to TD Securities relating to PJC which would reasonably be expected to affect materially the Opinion; (iii) with the exception of budgets, forecasts, projections or estimates referred to in subparagraph (v) below, the information, data and other material (collectively, the “PJC Information”) as filed under PJC’s profile on SEDAR and/or provided to TD Securities by or on behalf of PJC or its representatives in respect of PJC and its subsidiaries in connection with the Amalgamation is or, in the case of historical PJC Information was, at the date of preparation of such PJC Information, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the PJC Information not misleading in the light of circumstances in which it was presented; (iv) to the extent that any of the PJC Information identified in subparagraph (iii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been publicly disclosed or disclosed to TD Securities or updated by more current information not provided to TD Securities by PJC and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of PJC and no material change has occurred in the PJC Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; (v) any portions of the PJC Information provided to TD Securities (or filed on SEDAR) which constitute budgets, forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of PJC, are (or were at the time of preparation and continue to be, unless superseded by a subsequent version of the same) reasonable in the circumstances; (vi) there have been no valuations or appraisals relating to PJC or any subsidiary or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of PJC other than those which have been provided to TD Securities or, in the case of valuations known to PJC which it does not have within its possession or control, notice of which has not been given to TD Securities; (vii) there have been no verbal or written offers or serious negotiations for or transactions involving PJC or any material property of PJC or any of its subsidiaries during the preceding 24 months which (a) have not been disclosed to TD Securities and (b) would reasonably be expected to affect the Opinion in any material respect; (viii) since the dates on which the PJC Information was provided to TD Securities (or filed on SEDAR), no material transaction has been entered into by PJC or any of its subsidiaries (on a consolidated basis); (ix) other than as disclosed in the PJC Information, neither PJC nor any of its subsidiaries has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Amalgamation, PJC or any of its subsidiaries at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect PJC or its subsidiaries (on a consolidated basis) or the Amalgamation; (x) all financial material, documentation and other data concerning the Amalgamation, PJC and its subsidiaries, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial

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statements of PJC; (xi) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Amalgamation, except as have been disclosed to TD Securities; (xii) the contents of any and all documents prepared by PJC in connection with the Amalgamation for filing with regulatory authorities or delivery or communication to securityholders of PJC (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Québec)) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws in all material respects; (xiii) PJC has complied in all material respects with the Engagement Agreement; and (xiv) to the best of its knowledge, information and belief after reasonable and diligent inquiry, there is no plan or proposal for any material change (as defined in the Securities Act (Québec)) in the affairs of PJC which have not been disclosed to TD Securities.

In preparing the Opinion, TD Securities has made several assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to be satisfied to complete the Amalgamation can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Amalgamation will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Amalgamation are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents (including the Information Circular) will be distributed to the Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents will be complete and accurate in all material respects and such disclosure will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, PJC, Metro, and their respective affiliates or any other party involved in the Amalgamation. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. TD Securities has also assumed that the Coutu Shareholders are not interested parties (as such term is defined in MI 61-101) in respect of the Amalgamation. The Opinion is conditional on all such assumptions being correct. All financial figures in this Opinion are in Canadian dollars unless otherwise stated.

The Opinion has been provided for the exclusive use of the Special Committee in connection with the Amalgamation, and is not intended to be, and does not constitute, a recommendation as to how any Shareholder should vote with respect to the Amalgamation. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Amalgamation as compared to other transactions or business strategies that might be available to PJC, nor does it address the underlying business decision to implement the Amalgamation or any other term or aspect of the Amalgamation. In considering fairness, from a financial point of view, TD Securities considered the Amalgamation from the perspective of Shareholders generally and did not consider the specific circumstances of any particular Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of PJC or Metro. The Opinion is rendered as of October 1, 2017, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of PJC, Metro and their respective subsidiaries and affiliates as they were reflected in the Information provided or otherwise available to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. In preparing the Opinion, TD Securities was not authorized to solicit, and did not

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solicit, interest from any other party with respect to the acquisition of Shares or other securities of PJC, or any business combination or other extraordinary transaction involving PJC, nor did TD Securities negotiate with any party in connection with any such transaction. TD Securities is not an expert on, and did not provide advice to the Special Committee regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

OVERVIEW OF THE CORPORATION

PJC operates a network of 419 franchised pharmacy retail stores in Québec, New Brunswick and Ontario. The Corporation’s Franchising segment operates distribution centers for franchisee store products and provides services to the franchised stores in return for royalties and other fees. Through the Corporation’s Generic Drugs segment, PJC owns a portfolio of 165 generic molecules and 360 different products which it sells to wholesalers and pharmacists.

APPROACH TO FAIRNESS

In considering the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Amalgamation, TD Securities primarily considered the following:

i.	a comparison of the Consideration to the results of a discounted cash flow (“DCF”) analysis;

ii.	a comparison of multiples implied by the Consideration to multiples paid in selected precedent transactions; and

iii.	a comparison of the Consideration to recent market trading prices of the Class A Shares.

In addition to the foregoing, TD Securities reviewed but did not rely upon: (i) equity research analyst estimates and target prices; (ii) trading multiples and metrics of public companies involved in the North American pharmacy industry; and (iii) the results of a leveraged buyout analysis.

TD Securities considered, among other things, the liquidity of Metro Shares and the small proportion of Metro’s market capitalization that the Share Consideration represents, and concluded that the current market trading price of the Metro Shares was indicative of the value of the Metro Shares for purposes of assessing the Share Consideration.

Discounted Cash Flow Analysis

The DCF methodology reflects the growth prospects and risks inherent in PJC’s operations by taking into account the amount, timing and relative certainty of projected free cash flows expected to be generated by the Corporation. The DCF approach requires that certain assumptions be made regarding, among other things, future free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. TD Securities’ DCF analysis of PJC involved discounting to a present value the projected unlevered after-tax free cash flows for the Corporation during the forecast period, including a terminal value, utilizing an appropriate weighted average cost of capital (“WACC”) as the discount rate.

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Assumptions

As a basis for the development of the projected free cash flows for its DCF analysis, TD Securities reviewed unaudited projected financial and operational information for PJC provided by management of the Corporation (the “Management Forecast”). TD Securities reviewed the relevant underlying assumptions including, but not limited to, retail sales growth, warehouse sales, the regulatory environment for generic drug sales (including the impact of the agreement announced in July 2017 between the Government of Québec and the Canadian Generic Pharmaceutical Association) and the potential impact of future regulatory changes, direct and indirect costs including cost of goods sold, salaries and benefits, rent and other operating costs, capital expenditures, working capital requirements, and income taxes. In addition, TD Securities considered potential organic and acquisition-related growth opportunities. These assumptions were reviewed in comparison to sources considered relevant including industry reports and forecasts, projections by equity research analysts, actual performance relative to prior budgets prepared by PJC management and detailed discussions with PJC senior management. Based on this review, TD Securities determined that the Management Forecast was appropriate for use in its DCF analysis.

TD Securities also considered whether any synergies would accrue to third party purchasers of PJC as a result of acquiring 100% of the Corporation. Based on discussions with management of PJC and Metro as well as certain benchmarking and market analysis, TD Securities estimated the incremental potential cash flows that could be generated by Metro and other potential purchasers of PJC. TD Securities adjusted the estimate of synergies for one-time costs required to achieve such synergies and for the proportion of such synergies such parties might pay for in an open auction of the Corporation and included such adjusted synergies in its DCF analysis.

Discount Rates

Projected unlevered after-tax free cash flows for the Corporation were discounted utilizing the WACC. The WACC for PJC was calculated based upon the Corporation’s after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of a selected group of companies involved in the North American pharmacy industry which have risks comparable to PJC’s. The cost of debt for the Corporation was calculated based on the risk-free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“beta”) and the equity risk premium. TD Securities’ selected beta for PJC was based on a review of a range of unlevered betas for a selected group of companies involved in the North American pharmacy industry which have risks comparable to PJC’s. The selected unlevered beta was levered using the assumed optimal capital structure and was then used to calculate the cost of equity.

TD Securities

The base assumptions used by TD Securities in estimating the WACC for PJC were as follows:

Cost of Debt
Risk Free Rate (10-Year Government of Canada Bonds)	2.1%
Borrowing Spread	1.9%
Pre-Tax Cost of Debt	3.9%
Tax Rate	26.9%
After-Tax Cost of Debt	2.9%

Cost of Equity
Risk Free Rate (10-Year Government of Canada Bonds)	2.1%
Equity Risk Premium	5.0%
Size Premium (1)	1.5%
Unlevered Beta	0.75
Levered Beta	0.89
After-Tax Cost of Equity	8.0%

WACC
Optimal Capital Structure (% Debt)	20.0%
WACC	7.0%

(1)	Source: Duff & Phelps 2017 Valuation Handbook.

Based upon the foregoing and taking into account sensitivity analysis on the variables discussed above and the assumptions used in the Management Forecast, TD Securities determined the appropriate WACC for PJC to be in the range of 6.5% to 7.5%.

Terminal Value

TD Securities calculated the terminal value for the Corporation by applying perpetual free cash flow growth rates to the unlevered after-tax free cash flow in the terminal year. The perpetual growth rate range used to calculate the terminal value was 1.25% to 1.75%. In selecting this range of growth rates, TD Securities took into account the outlook for long-term inflation and growth prospects for PJC beyond the terminal year.

Sensitivity Analyses

In completing its DCF analysis, TD Securities did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the Management Forecast. Variables sensitized included revenue growth, margins, terminal earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the Generic Drugs segment, synergies, discount rates, and terminal value assumptions. The results of these sensitivity analyses are reflected in our judgment as to the fairness of the Consideration from a financial point of view.

Summary of Discounted Cash Flow Analysis

The DCF approach utilizing the Management Forecast, taking into account sensitivity analyses as described above, generates results that are consistent with the Consideration.

TD Securities

Precedent Transactions Analysis

TD Securities reviewed certain publicly available information with respect to selected precedent transactions involving Canadian, U.S., and U.K. pharmacy companies. Given differences in size, nature of operations, geographic location, growth prospects, and economic and market conditions, TD Securities did not consider any specific precedent transaction to be directly comparable to PJC. The primary metric considered in analyzing the selected precedent transactions was enterprise value as a multiple of EBITDA for the last twelve month (“LTM”) period. The following table summarizes the precedent transactions reviewed by TD Securities and the implied multiple represented by the Consideration:

Announcement Date	Target	Acquiror	Enterprise Value (EV) (millions)	EV / LTM EBITDA
19-Sep-17	1,932 Rite Aid Stores and Related Assets	Walgreens Boots Alliance, Inc.	US$4,375	12.6-17.3x(1)
2-Mar-16	Rexall Health	McKesson Corporation	C$2,900	12.9x(2)
6-Aug-14	Alliance Boots GmbH (55% interest)	Walgreen Co.	Ł21,392	14.2x
15-Jul-13	Shoppers Drug Mart Corporation	Loblaw Companies Limited	C$13,713	11.4x
19-Jun-12	Alliance Boots GmbH (45% interest)	Walgreen Co.	Ł16,038	11.1x
17-Feb-10	Duane Reade Holdings, Inc.	Walgreen Co.	US$1,075	10.9x
12-Aug-08	Longs Drug Stores Corporation	CVS Caremark Corporation	US$2,878	10.4x
20-Apr-07	Alliance Boots plc	KKR-led Consortium	Ł11,417	13.1x
24-Aug-06	The Jean Coutu Group (PJC) USA Inc.	Rite Aid Corporation	US$3,403	9.2x
23-Jan-06	700 Sav-on and Osco Drugstores	CVS Corporation	US$2,930	9.8x

	Average			11.8x

	The Jean Coutu Group (PJC) Inc.	Metro Inc.	C$4,221	14.3x(3)

(1)	Based on Rite Aid Investor Presentation dated September 28, 2017. Disclosed EBITDA impact of transaction to Rite Aid is lower than EBITDA of divested stores by the amount of corporate administration costs saved by Rite Aid. Indicated multiple range reflects full inclusion of corporate cost savings in EBITDA impact on the high end and full exclusion of these cost savings on the low end.
(2)	Based on publicly speculated EBITDA estimates.
(3)	Based on normalized EBITDA which incorporates the impact of the significant change in Franchising royalty income and Generic Drugs EBITDA from FY2017 to FY2018.

Summary of Precedent Transactions Analysis

TD Securities concluded that the implied multiple represented by the Consideration is consistent with the multiples paid in the precedent transactions reviewed by TD Securities.

Implied Premium Analysis

TD Securities calculated the premiums implied by the Consideration to the trading prices of the Class A Shares prior to public disclosure of discussions between PJC and Metro regarding the Amalgamation on September 27, 2017, and compared such premiums to the premiums implied by selected precedent transactions involving large capitalization Canadian companies where the consideration was a combination of cash and stock. TD Securities considered premiums calculated based on the following periods: (i) closing price one day prior to the announcement, and (ii) volume weighted average price (“VWAP”) over the 20 trading days prior to announcement.

TD Securities

	Premiums
	1-Day Prior	20-Day VWAP
Transactions Involving Large Capitalization Companies(1)
Low	3.5%	0.0%
Median	26.0%	27.2%
High	72.5%	79.2%
Average	27.2%	29.2%

Premiums Implied by the Consideration	6.1%	8.9%

(1)	Based on 29 precedent transactions since January 1, 2005, identified by TD Securities in which a Canadian-listed company was acquired where the enterprise value of the target was greater than $1 billion and consideration was a combination of cash and stock.

Summary of Implied Premium Analysis

The premiums implied by the Consideration are below the median and average but within the range of the premiums implied by the selected precedent transactions.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of October 1, 2017, the Consideration to be received by the Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders.

Yours very truly,

TD SECURITIES INC.

APPENDIX F – CHAPTER XIV OF THE QBCA (DISSENT RIGHTS)

CHAPTER XIV

RIGHT TO DEMAND REPURCHASE OF SHARES

DIVISION I

GENERAL PROVISIONS

§ 1. — Conditions giving rise to right

372. The adoption of any of the resolutions listed below confers on a shareholder the right to demand that the corporation repurchase all of the person’s shares if the person exercised all the voting rights carried by those shares against the resolution:

(1) an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction;

(2) a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation’s business activity or on the transfer of the corporation’s shares;

(3) a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity;

(4) a special resolution authorizing the corporation to permit the alienation of property of its subsidiary;

(5) a special resolution approving an amalgamation agreement;

(6) a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec; or

(7) a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

The adoption of a resolution referred to in any of subparagraphs 3 to 7 of the first paragraph confers on a shareholder whose shares do not carry voting rights the right to demand that the corporation repurchase all of the person’s shares.

373. The adoption of a special resolution described in section 191 confers on a shareholder holding shares of the class or series specified in that section the right to demand that the corporation repurchase all of the person’s shares of that class or series. That right is subject to the shareholder having exercised all the person’s available voting rights against the adoption and approval of the special resolution.

That right also exists if all the shares held by the shareholders are of the same class; in that case, the right is subject to the shareholder having exercised all of the person’s available voting rights against the adoption of the special resolution.

373.1. Despite section 93, non fully paid shares also confer the right to demand a repurchase.

374. The right to demand a repurchase conferred by the adoption of a resolution is subject to the corporation carrying out the action approved by the resolution.

375. A notice of a shareholders meeting at which a special resolution that could confer the right to demand a repurchase may be adopted must mention that fact.

PJC | Management Information Circular | F-1

The action approved by the resolution is not invalidated solely because of the absence of such a mention in the notice of meeting.

Moreover, if the meeting is called to adopt a resolution described in section 191 or in any of subparagraphs 3 to 7 of the first paragraph of section 372, the corporation notifies the shareholders whose shares do not carry voting rights of the possible adoption of a resolution that could give rise to the right to demand a repurchase of shares.

§ 2. — Conditions for exercise of right and terms of repurchase

I. — Prior notices

376. Shareholders intending to exercise the right to demand the repurchase of their shares must so inform the corporation; otherwise, they are deemed to renounce their right, subject to Division II.

To inform the corporation of the intention to exercise the right to demand the repurchase of shares, a shareholder must send a notice to the corporation before the shareholders meeting or advise the chair of the meeting during the meeting. In the case of a shareholder described in the second paragraph of section 372 none of whose shares carry voting rights, the notice must be sent to the corporation not later than 48 hours before the shareholders meeting.

377. As soon as a corporation takes the action approved by a resolution giving rise to the right to demand a repurchase of shares, it must give notice to all shareholders who informed the corporation of their intention to exercise that right.

The repurchase notice must mention the repurchase price offered by the corporation for the shares held by each shareholder and explain how the price was determined.

If the corporation is unable to pay the full redemption price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the repurchase notice must mention that fact and indicate the maximum amount of the price offered the corporation will legally be able to pay.

378. The repurchase price is the fair value of the shares as of the close of the offices of the corporation on the day before the resolution conferring the right to demand a repurchase is adopted.

When the action approved by the resolution is taken following a take-over bid with respect to all the shares of a class of shares issued by a corporation that is a reporting issuer and the bid is closed within 120 days before the resolution is adopted, the repurchase price may be determined to be the fair value of the shares on the day before the take-over bid closed if the offeror informed the shareholders, on making the take-over bid, that the action would be submitted to shareholder authorization or approval.

379. The repurchase price of all shares of the same class or series must be the same, regardless of the shareholder holding them.

However, in the case of a shareholder holding non-fully paid shares, the corporation must subtract the unpaid portion of the shares from the repurchase price offered or, if it cannot pay the full repurchase price offered, the maximum amount that it can legally pay for those shares.

The repurchase notice must mention the subtraction and show the amount that can be paid to the shareholder.

380. Within 30 days after receiving a repurchase notice, shareholders must confirm to the corporation that they wish to exercise their right to demand a repurchase. Otherwise, they are deemed to have renounced their right.

The confirmation may not be limited to only part of the repurchasable shares. It does not affect a shareholder’s right to demand an increase in the repurchase price offered.

PJC | Management Information Circular | F-2

II. — Payment of repurchase price

381. A corporation must pay the offered repurchase price to all shareholders who confirmed their decision to exercise their right to demand the repurchase of their shares within 10 days after such confirmation.

However, a corporation that is unable to pay the full repurchase price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In that case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

III. — Increase in repurchase price

382. To contest a corporation’s appraisal of the fair value of their shares, shareholders must notify the corporation within the time given to confirm their decision to exercise their right to demand a repurchase.

Such contestation is a confirmation of a shareholder’s decision to exercise the right to demand a repurchase.

383. A corporation may increase the repurchase price offered within 30 days after receiving a notice of contestation.

The increase in the repurchase price of the shares of the same class or series must be the same, regardless the shareholder holding them.

384. If a corporation does not follow up on a shareholder’s contestation within 30 days after receiving a notice of contestation, the shareholder may ask the court to determine the increase in the repurchase price. The same applies when a shareholder contests the increase in the repurchase price offered by the corporation.

The shareholder must, however, make the application within 90 days after receiving the repurchase notice.

385. As soon as an application is filed under section 384, it must be notified by the corporation to all the other shareholders who are still contesting the appraisal of the fair value of their shares or the increase in the repurchase price offered by the corporation.

386. All shareholders to whom the corporation notified the application are bound by the court judgment.

387. The court may entrust the appraisal of the fair value of the shares to an expert.

388. The corporation must, without delay, pay the increase in the repurchase price to all shareholders who did not contest the increase offered. It must pay the increase determined by the court to all shareholders who, under section 386, are bound by the court judgment, within 10 days after the judgment.

However, a corporation that is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In such a case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

PJC | Management Information Circular | F-3

DIVISION II

SPECIAL PROVISIONS FOLLOWING FAILURE TO NOTIFY SHAREHOLDERS

389. If shareholders were unable to inform the corporation of their intention to exercise the right to demand the repurchase of their shares within the period prescribed by section 376 because the corporation failed to notify them of the possible adoption of a resolution giving rise to that demand, they may demand the repurchase of their shares as though they had informed the corporation and had voted against the resolution.

Shareholders entitled to vote may not exercise the right to demand the repurchase of their shares if they voted in favour of the resolution or were present at the meeting but abstained from voting on the resolution.

A shareholder is presumed to have been notified of the proposed adoption of the resolution if notice of the shareholders meeting was sent to the address entered in the security register for that shareholder.

390. A shareholder must demand the repurchase of shares within 30 days after becoming aware that the action approved by the resolution conferring the right to demand a repurchase has been taken.

However, the repurchase demand may not be made later than 90 days after that action is taken.

391. As soon as the corporation receives a repurchase demand, it must notify the shareholder of the repurchase price it is offering for the shareholder’s shares.

The repurchase price offered for the shares of a class or series must be the same as that offered to shareholders, if any, who exercised their right to demand a repurchase after informing the corporation of their intention to do so in accordance with Division I.

392. The corporation may not pay the repurchase price offered to the shareholder if such payment would make it unable to pay the maximum amount mentioned in the repurchase notice sent to the shareholders who informed the corporation, in accordance with section 376, of their intention to exercise their right to demand the repurchase of their shares.

If the corporation cannot pay to the shareholder the full amount offered to the shareholder, the directors are solidarily liable for payment to the shareholder of the sums needed to complete the payment of that amount. The directors are subrogated to the shareholder’s rights against the corporation, up to the sums they have paid.

DIVISION III

SPECIAL PROVISIONS WITH RESPECT TO BENEFICIARY

393. A beneficiary who may give instructions to a shareholder as to the exercise of rights attaching to a share has the right to demand the repurchase of that share as though the beneficiary were a shareholder; however, the beneficiary may only exercise that right by giving instructions for that purpose to the shareholder.

The beneficiary’s instructions must allow the shareholder to exercise the right in accordance with this chapter.

394. A shareholder is required to notify the beneficiary of the calling of any shareholders meeting at which a resolution that could give rise to the right to demand a repurchase may be adopted, specifying that the beneficiary may exercise that right as though the beneficiary were a shareholder.

The shareholder is presumed to have fulfilled that obligation if the beneficiary is notified in accordance with any applicable regulations under the Securities Act (chapter V-1.1).

PJC | Management Information Circular | F-4

395. A shareholder must inform the corporation of the identity of a beneficiary who intends to demand the repurchase of shares, and of the number of shares to be repurchased, within the period prescribed by section 376.

396. A shareholder who demands the repurchase of shares in accordance with the instructions of a beneficiary may demand the repurchase of part of the shares to which that right is attached.

397. The beneficiary’s claim with respect to shares for which the full repurchase price could not be paid, as well as the other rights granted to a beneficiary under this chapter, may be exercised directly against the corporation.

Likewise, after the repurchase price has been fully paid, the rights granted to a beneficiary under this chapter regarding an increase in the repurchase price may be exercised directly against the corporation.

PJC | Management Information Circular | F-5

APPENDIX G – UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF METRO INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the 52-week period ended September 24, 2016

(millions of Canadian dollars, except for earnings per share)	METRO INC.	The Jean Coutu Group (PJC) Inc. (Note 1)	Pro Forma Adjustments (Note 6)		Pro Forma Consolidated
Sales	12,787.9	2,613.1	201.7	(a)(b)	15,602.7
Other revenues	—	282.0	(282.0)	(a)	0.0

Sales	12,787.9	2,895.1	(80.3)		15,602.7
Cost of sales and operating expenses	(11,856.6)	(2,580.1)	81.8	(a)(b)(i)	(14,354.9)

Operating income before depreciation and amortization and associate’s earnings	931.3	315.0	1.5		1,247.8
Depreciation and amortization	(182.8)	(39.5)	2.1	(c)	(220.2)
Financial costs, net	(61.4)	1.9	(49.9)	(g)	(109.4)
Share of an associate’s earnings	91.1		(91.0)	(a)(f)	0.1

Earnings before income taxes	778.2	277.4	(137.3)		918.3
Income taxes	(192.0)	(74.2)	24.5	(j)	(241.7)

Net earnings	586.2	203.2	(112.8)		676.6

Attributable to:
Equity holder of the parent	571.5	203.2	(112.8)		661.9
Non-controlling interests	14.7				14.7

	586.2	203.2	(112.8)		676.6

Net earnings per share (dollars)
Basic	2.41	1.10			2.50
Fully diluted	2.39	1.10			2.48

Weighted average number of shares outstanding (in millions)
Basic	237.1		28.0	(k)(n)	265.1
Fully diluted	239.3		28.0	(k)(n)	267.3

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

PJC | Management Information Circular | G-1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the 40-week period ended July 1, 2017

(millions of Canadian dollars, except for earnings per share)	METRO INC.	The Jean Coutu Group (PJC) Inc. (Note 1)	Pro Forma Adjustments (Note 6)		Pro Forma Consolidated
Sales	9,946.9	2,049.1	166.6	(a)(b)	12,162.6
Other revenues		235.0	(235.0)	(a)	0.0

Sales	9,946.9	2,284.1	(68.4)		12,162.6
Cost of sales and operating expenses	(9,216.6)	(2,062.2)	69.5	(a)(b)(i)	(11,209.3)

Operating income before depreciation and amortization and associate’s earnings	730.3	221.9	1.1		953.3
Depreciation and amortization	(148.2)	(30.1)	1.6	(c)	(176.7)
Financial costs, net	(48.4)	2.4	(37.3)	(g)	(83.3)
Share of an associate’s earnings	66.0		(65.8)	(a)(f)	0.2

Earnings before income taxes	599.7	194.2	(100.4)		693.5
Income taxes	(146.2)	(53.1)	18.0	(j)	(181.3)

Net earnings	453.5	141.1	(82.4)		512.2

Attributable to:
Equity holder of the parent	441.5	141.1	(82.4)		500.2
Non-controlling interests	12.0				12.0

	453.5	141.1	(82.4)		512.2

Net earnings per share (dollars)
Basic	1.93	0.77			1.94
Diluted	1.91	0.77			1.93

Weighted average number of shares outstanding (in millions)
Basic	229.2		28.0	(k)(n)	257.2
Fully Diluted	231.1		28.0	(k)(n)	259.1

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF FINANCIAL POSITION

As at July 1, 2017

(millions of Canadian dollars)	METRO INC.	The Jean Coutu Group (PJC) Inc. (Note 1)	Pro Forma Adjustments (Note 6)		Pro Forma Consolidated
ASSETS
Current assets
Cash and cash equivalents	61.9	230.3	41.2	(m)	333.4
Accounts receivable	333.4	235.6			569.0
Inventories	838.7	254.6			1,093.3
Prepaid expenses	31.1	18.3			49.4
Investment			306.9	(e)	306.9
Current taxes	10.1				10.1

	1,275.2	738.8	348.1		2,362.1
Non-current assets
Long-term receivables from franchisees		25.2	(25.2)	(d)	0.0
Investment in an associate	452.8	29.7	(452.8)	(e)	29.7
Fixed assets	1,687.2	476.8			2,164.0
Investment properties	22.1	21.8			43.9
Intangible assets	385.4	198.0			583.4
Goodwill	1,967.0	36.0	3,250.0	(k)	5,253.0
Deferred taxes	9.9	0.1			10.0
Defined benefit assets	23.5		1.6	(d)	25.1
Other assets	33.1	18.7	23.6	(d)	75.4

	5,856.2	1,545.1	3,145.3		10,546.6

LIABILITIES & EQUITY
Current liabilities
Bank loans	1.3				1.3
Accounts payable	978.7	252.9			1,231.6
Current taxes	20.9	4.4	204.7	(e)	230.0
Provisions	2.1				2.1
Current portion of debt	10.1				10.1
Non-controlling interests	224.9				224.9

	1,238.0	257.3	204.7		1,700.0
Non-current liabilities
Debt	1,445.4		1,940.7	(g)(h)	3,386.1
Defined benefit liabilities	142.0				142.0
Provisions	2.2				2.2
Deferred taxes	226.7	13.6	(18.8)	(e)	221.5
Other liabilities	10.1	16.4	(3.7)	(i)	22.8
Non-controlling interests	30.0				30.0

	3,094.4	287.3	2,122.9		5,504.6

Equity
Capital stock	565.4	401.4	724.3	(k)	1,691.1
Treasury shares	(22.1)	(1.7)	1.7	(k)	(22.1)
Contributed surplus	18.8	58.9	(59.4)	(k)(e)	18.3
Retained earnings	2,181.9	799.2	360.6	(e)(i)(k)(l)	3,341.7
Accumulated other comprehensive income	4.8		(4.8)	(e)	0.0
Non-controlling interest	13.0				13.0

	2,761.8	1,257.8	1,022.4		5,042.0

	5,856.2	1,545.1	3,145.3		10,546.6

NOTES TO UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in CDN dollars) Unaudited

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed consolidated financial statements of Metro Inc. (“METRO”) give effect to the acquisition (the “PJC Acquisition”) of all of the issued and outstanding Class A subordinate voting shares and all of the outstanding Class B shares (collectively, the “PJC Shares”) of The Jean Coutu Group Inc. (‘’PJC’’) under the purchase method of accounting.

The unaudited pro forma condensed consolidated financial statements have been prepared as if the PJC Acquisition had occurred on (1) September 27, 2015 for the unaudited pro forma condensed consolidated statement of income for the 52-week period ended September 24, 2016 and the unaudited pro forma condensed consolidated statement of income for the 40-week period ended July 1, 2017; and (2) July 1, 2017 for the unaudited pro forma condensed consolidated statement of financial position as at July 1, 2017.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transaction reflected therein had been completed on the dates indicated or the results which may occur in the future.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed consolidated financial statements.

These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the description of the transaction included in note 2 below and have been prepared using the following information:

(1)	Unaudited pro forma condensed consolidated statement of income for the 52-week period ended September 24, 2016:

•	audited consolidated financial statements of METRO as at and for the year ended September 24, 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”);

•	unaudited consolidated statement of earnings of PJC for the 52-week period ended November 26, 2016 derived from the following:

•	unaudited condensed consolidated statement of income of PJC for the 39-week period ended November 26, 2016;

•	unaudited condensed consolidated statement of income of PJC for the 13-week period ended February 27, 2016, which was derived from removing the consolidated statement of income for the 39-week period ended November 28, 2015 from the annual consolidated statement of income for the fiscal year ended February 27, 2016.

(2)	Unaudited pro forma condensed consolidated statement of financial position as at July 1, 2017 and unaudited pro forma condensed consolidated statement of income for the 40-week period ended July 1, 2017:

•	unaudited interim condensed consolidated financial statements of METRO as at and for the 40-week period ended July 1, 2017 prepared in accordance with International Accounting Standard 34 — Interim Financial Reporting and using the accounting policies that METRO expects to adopt in its consolidated financial statements as at and for the year ending September 30, 2017;

•	unaudited interim condensed consolidated financial statements of PJC as at and for the 40-week period ended September 2, 2017 derived from the following:

•	unaudited condensed consolidated statement of income of PJC for the 26-week period ended September 2, 2017 in accordance with International Accounting Standard 34 — Interim Financial Reporting;

•	unaudited condensed consolidated statement of income of PJC for the 14-week period ended March 4, 2017, which was derived from removing the consolidated statement of income for the 39-week period ended November 26, 2016 from the annual consolidated statement of income for the fiscal year ended March 4, 2017.

These unaudited pro forma condensed consolidated financial statements exclude the allocation of the purchase price. Therefore, the difference between the purchase price and the net assets acquired excluding pre-acquisition goodwill has been allocated to goodwill. Actual amounts will be recorded once the purchase price allocation is finalized. The final purchase price allocation is dependent on, amongst other things, valuation of assets and liabilities of PJC. Therefore, we believe that the actual adjustments will differ from the unaudited pro forma adjustments, and the differences may be material. As at the closing date of the PJC Acquisition, the difference between the estimate of final consideration and the valuation of net assets acquired, at that date, will be recorded as goodwill.

The underlying assumptions for the unaudited pro forma adjustments provide a reasonable basis for presenting the significant financial effect directly attributable to the PJC Acquisition. These unaudited pro forma adjustments are tentative and are based on available financial information and certain estimates and assumptions. The actual adjustments to the condensed consolidated financial statements will depend on a number of factors. We believe that the actual adjustments will differ from the unaudited pro forma adjustments, and the differences may be material. In addition, these unaudited pro forma condensed consolidated financial statements do not include financial benefits from items such as potential cost savings or synergies arising from the PJC Acquisition or the costs of integration and business attrition which may occur.

2.	DESCRIPTION OF TRANSACTION

On October 2, 2017, METRO and PJC announced that they had entered into a definitive combination agreement (the “Combination Agreement”) pursuant to which METRO will acquire all of the PJC Shares for $24.50 per PJC Share, representing a total consideration of approximately $4.5 billion. The Amalgamation (as defined below) is subject to certain closing conditions, including approval of a special resolution by at least two-thirds of the votes cast by all PJC Shareholders, voting together as a single class, present in person or represented by proxy at the special Meeting of PJC to be held on November 29, 2017 and entitled to vote, and receipt of applicable regulatory approvals. Under the terms of the Combination Agreement, PJC shareholders (“PJC Shareholders”) will receive an aggregate consideration which will consist of 75% in cash and 25% in METRO common shares (“Metro Shares”).

Under the terms of the transaction, the PJC Shareholders will be entitled to elect to receive, (i) one redeemable preferred share of Amalco (as defined below), which will be redeemed immediately after the Amalgamation by Amalco in consideration for $24.50 in cash or (ii) 0.61006 Metro Share for each PJC Share held, subject to proration, such that the aggregate consideration to be paid to PJC Shareholders will be 75% in cash and 25% in Metro Shares.

The transaction will be implemented by way of an amalgamation under Chapter XI of the QBCA pursuant to the terms of an amalgamation agreement (the “Amalgamation Agreement”) to be entered into between PJC, METRO, an entity to be incorporated which will be a direct wholly-owned subsidiary of METRO and certain Qualifying Holdcos (as defined in the Combination Agreement) (the “Amalgamation”). Assuming the transaction is completed, the entity resulting from the Amalgamation (“Amalco”) will continue as a wholly-owned subsidiary of METRO.

Upon the transaction becoming effective, and subject to the terms and conditions of the Combination Agreement and the Amalgamation Agreement, the PJC Shareholders will receive, at the election of each PJC Shareholder, (i) one redeemable preferred share of Amalco, which will be redeemed immediately after the Amalgamation by Amalco in consideration for $24.50 in cash or (ii) 0.61006 Metro Share for each PJC Share held, subject to proration, such that the aggregate consideration to be paid to PJC Shareholders will be 75% in cash and 25% in Metro Shares. Giving full effect to the proration, the consideration for each PJC Share represents approximately $18.38 in cash and 0.15251 of a Metro Share.

In addition, under the terms of the Combination Agreement, each outstanding option to purchase PJC Shares (an “Option”), whether or not then vested, that has not been exercised prior to the effective date of the transaction (the “Effective Date”), will be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to the difference between $24.50 and the exercise price for such Option. Each Option, whether or not then vested, that has not been exercised prior to the Effective Date and that has an exercise price that is equal to or greater than $24.50 will be cancelled and terminated. Each outstanding deferred share unit, and performance-based share, whether or not then vested, that has not been exercised prior to the Effective Date, will be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to $24.50, subject, in respect of the performance-based shares, to certain adjustments based on the achievement of performance criteria. Each stock appreciation right outstanding will be surrendered to PJC for cancellation for no consideration and the holders of stock appreciation rights will forfeit their rights to obtain payment in that respect. The stock option plan, deferred share unit plan, stock appreciation right plan and performance-based share plan of PJC will be terminated.

To finance the cash element of the consideration, METRO secured access to committed bank facilities fully underwritten by Bank of Montreal, Canadian Imperial Bank of Commerce and National Bank of Canada. The committed facilities consist of a $750 million term loan facility, an asset sale term facility of $1.5 billion and a 1-year $1.2 billion term facility. METRO also completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. (TSX: “ATD.A” and “ATD.B”) on October 13, 2017 and October 17, 2017 and the proceeds of approximately $1.5 billion will be used in part to finance the transaction and to reduce METRO’s committed bank facilities. As a result of such sale, METRO has terminated the $1.5 billion asset sale term facility. METRO also plans to replace the $1.2 billion term facility by the issuance of unsecured notes. METRO may also undertake alternative permanent financing to finance the transaction.

3.	ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those described in the unaudited interim period condensed consolidated financial statements of METRO for the 40-week period ended July 1, 2017 and the audited consolidated financial statements of METRO for the year ended September 24, 2016.

METRO has conducted a review of PJC’s accounting policies and has identified differences in certain accounting policies adopted by each of PJC and METRO. For the purposes of these unaudited pro forma condensed consolidated financial statements, certain reclassification adjustments have been made to PJC’s historical financial statements, as described in Note 6, to conform to the presentation adopted by METRO.

4.	FAIR VALUE CONSIDERATION TO BE TRANSFERRED IN CONNECTION WITH THE PJC ACQUISITION

The following is a preliminary estimate of the purchase price for the PJC Acquisition (according to the number of shares outstanding on October 24, 2017):

(millions of dollars)	Estimated preliminary fair value
Cash consideration to be paid to PJC shareholders	$3,377.2
Share consideration to be paid to PJC shareholders	$1,125.7

Estimated purchase price	$4,502.9

5.	ASSETS ACQUIRED AND LIABILITIES ASSUMED IN CONNECTION WITH THE PJC ACQUISITION

For the purpose of these unaudited pro forma condensed consolidated statements of financial position, METRO has not made any fair value adjustment allocation to the value of the acquired assets and liabilities of PJC due to uncertainty with respect to the measurement of fair value amounts. METRO expects that a portion of the unallocated purchase price will be allocated among intangible assets and goodwill.

(millions of dollars)
Cash and cash equivalents (note 6(i))	$221.7
Accounts receivable	$235.6
Inventories	$254.6
Prepaid expenses	$18.3
Long-term receivables from franchisees	$25.2
Investment in an associate	$29.7
Fixed assets	$476.8
Investment properties	$21.8
Intangible assets	$198.0
Goodwill	$36.0
Deferred taxes	$0.1
Other assets	$18.7
Accounts payable	$(252.9)
Current taxes	$(4.4)
Deferred taxes	$(13.6)
Other liabilities (note 6(i))	$(12.7)

Net assets acquired	$1,252.9

Goodwill	$3,250.0

Estimated purchase price	$4,502.9

6.	PRO FORMA ADJUSTMENTS IN CONNECTION WITH THE PJC ACQUISITION

The following summarizes the pro forma adjustments in connection with the PJC Acquisition to give effect to the acquisition as if it had occurred on September 27, 2015 for the unaudited pro forma condensed consolidated statement of income for the 52-week period ended September 24, 2016 and the unaudited pro forma condensed consolidated statement of income for the 40-week period ended July 1, 2017, and July 1, 2017 for the unaudited pro forma condensed consolidated statement of financial position as at July 1, 2017.

GAAP ADJUSTMENTS

(a)	To reclassify Other revenues recorded by PJC in Sales, Cost of sales and Share of an associate’s earnings to conform to the financial statement presentation adopted by METRO:

(millions of dollars)	For the 52-week period ended September 24, 2016	For the 40-week period ended July 1, 2017
Sales	$120.6	$108.1
Other revenues	$(282.0)	$(235.0)
Cost of sales and operating expenses	$161.3	$126.7
Share of an associate’s earnings	$0.1	$0.2

(b)	To reclassify the Direct merchandise shipment transactions recorded by PJC on a net basis to Sales and Cost of sales to conform to the financial statement presentation adopted by METRO:

(millions of dollars)	For the 52-week period ended September 24, 2016	For the 40-week period ended July 1, 2017
Sales	$81.1	$58.5
Cost of sales and operating expenses	$(81.1)	$(58.5)

(c)	To adjust depreciation of Fixed assets to reflect the estimates of useful lives adopted by METRO:

(millions of dollars)	For the 52-week period ended September 24, 2016	For the 40-week period ended July 1, 2017
Depreciation and amortization	$2.1	$1.6

(d)	To reclassify Long-term receivables from franchisees and Defined benefit assets to conform to the financial statement presentation adopted by METRO:

(millions of dollars)	As at July 1, 2017
Long-term receivables from franchisees	$(25.2)
Defined benefit assets	$1.6
Other assets	$23.6

PRO FORMA ADJUSTMENTS

(e)	To reflect the disposal of the majority of the Investment in an associate, the related gain on disposal, and the fact that the investment is now accounted for at fair value compared to the equity method:

(millions of dollars)	As at July 1, 2017
Cash (net of commission fees)	$1,534.2
Investment	$306.9
Investment in an associate	$(452.8)
Current taxes liabilities	$204.7
Deferred taxes	$(18.8)
Contributed surplus	$(0.5)
Retained earnings	$1,207.7
Accumulated other comprehensive income	$(4.8)

(f)	To reverse the totality of the Share of an associate’s earnings accounted by METRO following the disposal of the majority of the Investment in an associate:

(millions of dollars)	For the 52-week period ended September 24, 2016	For the 40-week period ended July 1, 2017
Share of an associate’s earnings	$(91.1)	$(66.0)

(g)	To record additional interest expense related to the $1,200.0 Debt financing bridge and the $750.0 Term loan facility:

(millions of dollars)	For the 52-week period ended September 24, 2016	For the 40-week period ended July 1, 2017
Financial costs	$(48.7)	$(36.4)

Approximately $9.3 of bank financing and debt issuance costs are expected to be incurred in connection with the transaction and will be recognized as a part of the carrying value and amortized using the effective interest method.

(h)	New debt incurred by METRO:

(millions of dollars)		As at July 1, 2017
Term loan facility (1, 3, 4 and 5 years)	Banker’s acceptance rate + 1.45%	$750.0
Debt financing bridge (1 year)	Banker’s acceptance rate + 1.45%	$1,200.0

Total		$1,950.0

For the purpose of the unaudited pro forma, the Banker’s acceptance rate is assumed to equal 1.4%. The Debt financing bridge will be replaced with permanent financing in the near future and consequently the interest rate will be different.

(i)	To reflect the cancellation of the PJC Stock option and performance share plans as well as the Share appreciation rights plan and the Share unit plan which will be settled in cash:

(millions of dollars)	For the 52-week period ended September 24, 2016	For the 40-week period ended July 1, 2017
Cost of sales and operating expenses	$1.6	$1.3

(millions of dollars)	As at July 1, 2017
Cash	$(8.6)
Other liabilities	$(3.7)
Retained earnings	$(4.9)

(j)	To record tax effect on the pro forma adjustments, using a statutory rate of 26.7%. The effective tax rate of the consolidated corporation could be different than the statutory tax rate assumed for purposes of preparing the unaudited pro forma condensed consolidated financial statements as a result of a variety of factors, including post-acquisition activities.

(k)	To record payment in cash and Metro Shares, eliminate the Equity of PJC and record preliminary Goodwill:

(millions of dollars)	As at July 1, 2017
Cash	$(3,377.2)
Goodwill	$3,250.0
Capital stock (METRO)	$1,125.7
Capital stock (PJC)	$(401.4)
Treasury shares	$1.7
Contributed surplus	$(58.9)
Retained earnings	$(794.3)
Number of Metro Shares issued (in million)	28.0

(l)	To record estimated acquisition-related costs (after tax) to be incurred by METRO and PJC in connection with the PJC Acquisition:

(millions of dollars)	As at July 1, 2017
Cash	$(47.9)
Retained earnings	$47.9

(m)	Summary of the estimated cash impact of the PJC Acquisition, financing and acquisition related costs:

(millions of dollars)	As at July 1, 2017
Cash consideration paid to PJC shareholders (k)	$(3,377.2)
Cash consideration related to share-based payments of PJC (i)	$(8.6)
Net proceeds from the disposal of the majority of the Investment in an associate (e)	$1,534.2
Net proceeds from issuance of long-term debt (g) (h)	$1,940.7
Estimated acquisition-related transaction costs (l)	$(47.9)

Total	$41.2

(n)	The unaudited pro forma consolidated basic and diluted earnings per share for the periods presented have been adjusted taking into account the Metro Shares expected to be issued by METRO in connection with the PJC Acquisition.

(million)	For the 52-week period ended September 24, 2016	For the 40-week period ended July 1, 2017
Basic weighted average Metro Shares outstanding (as reported)	237.1	229.2
Adjusted for:
Issuance of Metro Shares to PJC Shareholders	28.0	28.0

Basic weighted average Metro Shares outstanding (pro forma)	265.1	257.2

Diluted weighted average Metro Shares outstanding (as reported)	239.3	231.1
Adjusted for:
Issuance of Metro Shares to PJC Shareholders	28.0	28.0

Diluted weighted average Metro Shares outstanding (pro forma)	267.3	259.1

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Under Section 159 of the Business Corporations Act (Québec) (the “QBCA”), a corporation must indemnify a present or former director or officer of the corporation, a mandatary or any other person who acts or acted at the corporation’s request as a director or officer of another group against all costs, charges and expenses reasonably incurred in the exercise of their functions, including an amount paid to settle an action or satisfy a judgment, or arising from any investigative or other proceeding in which the person is involved if (i) the person acted with honesty and loyalty in the interest of the corporation or, as the case may be, in the interest of the other group for which the person acted as director or officer or in a similar capacity at the corporation’s request, and (ii) in the case of a proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that his or her conduct was lawful. The corporation must also advance moneys to such person for the costs, charges and expenses of any such proceeding. Notwithstanding the foregoing, pursuant to Section 160 of the QBCA, in the event that a court or any other competent authority judges that the conditions in (i) and (ii) above are not fulfilled, the corporation may not indemnify the person and the person must repay to the corporation any moneys advanced. Furthermore, the corporation may not indemnify a person if the court determines that the person has committed an intentional or gross fault. In such case, the person must repay to the corporation any moneys advanced. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the QBCA, a corporation may purchase and maintain insurance for the benefit of its directors, officers and other mandataries against any liability incurred by them in their capacity as a director, officer or other mandatary of the corporation, or in their capacity as a director, officer or other mandatary of another group, if they act or acted in such capacity at the corporation’s request.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers of the Registrant for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the QBCA. The directors and officers are not required to pay any premium in respect of the insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this registration statement.

Exhibit Index

Number	Description

1.1	Management Information Circular, dated October 26, 2017 (included in Part I of this registration statement).

1.2	Letter To Shareholders, dated October 26, 2017 (included in Part I of this registration statement).

1.3	Notice of Special Meeting of Shareholders, dated October 26, 2017 (included in Part I of this registration statement).

1.4	Form of Proxy accompanying the Information Circular.

1.5	Letter of Transmittal and Election Form.

1.6	Letter of Transmittal and Election Form for Qualifying Holdco Shareholders who have elected the Holdco Alternative.

1.7	Fairness Opinion of National Bank Financial Inc. (included as Appendix D to the Information Circular included in Part I of this registration statement).

1.8	Fairness Opinion of TD Securities Inc. (included as Appendix E to the Information Circular included in Part I of this registration statement).

1.9	Amalgamation Resolution (included as Appendix A to the Information Circular included in Part I of this registration statement).

2.1	Combination Agreement, dated October 2, 2017, between METRO Inc. and The Jean Coutu Group (PJC) Inc. (included as Appendix B to the Information Circular included in Part I of this registration statement and filed with the Securities and Exchange Commission on October 10, 2017, primary filing number 333-120787).

2.2	Form of Amalgamation Agreement (included as Appendix C to the Information Circular included in Part I of this registration statement).

3.1	The unaudited interim condensed consolidated financial statements of The Jean Coutu Group (PJC) Inc. for the 13 and 26-week periods ended September 2, 2017, and related notes, together with the management’s discussion and analysis therewith.

3.2	The material change report of The Jean Coutu Group (PJC) Inc. dated October 6, 2017, relating to the Amalgamation.

3.3	The material change report of The Jean Coutu Group (PJC) Inc. dated April 27, 2017, relating to the receipt by The Jean Coutu Group (PJC) Inc. of the TSX’s regulatory approval for the launch of The Jean Coutu Group (PJC) Inc.’s normal course issuer bid.

3.4	The management proxy circular of The Jean Coutu Group (PJC) Inc. dated April 26, 2017, distributed in connection with the annual general meeting of Shareholders held on July 11, 2017.

3.5	The annual information form of The Jean Coutu Group (PJC) Inc. dated April 26, 2017, for the year ended March 4, 2017.

3.6	The audited consolidated financial statements of The Jean Coutu Group (PJC) Inc. for the fiscal years ended March 4, 2017 and February 27, 2016, and related notes, together with the independent auditor’s report thereon, and the management’s discussion and analysis in connection therewith.

3.7	The annual information form of Metro Inc. for the fiscal year ended September 24, 2016 dated December 9, 2016.

3.8	The audited annual consolidated financial statements of Metro Inc., together with the notes thereto and the auditor’s report thereon, for the years ended on September 24, 2016 and September 26, 2015.

3.9	The management’s discussion and analysis of Metro Inc. for the year ended September 24, 2016.

3.10	Unaudited interim condensed consolidated financial statements of Metro Inc. as at and for the 16-week and 40-week periods ended July 1, 2017 and July 2, 2016, together with the notes thereto and management’s discussion and analysis in respect thereof.

3.11	The material change reports of Metro dated October 6, 2017 and October 18, 2017 (filed with the Securities and Exchange Commission on October 10, 2017, primary filing number 333-120787, and October 19, 2017, primary filing number 333-120787, respectively).

3.12	The management proxy circular of Metro Inc. attached to the notice of annual general meeting of shareholders dated December 9, 2016, prepared in connection with Metro Inc.’s annual general meeting of shareholders held on January 24, 2017.

3.13	The unaudited pro forma condensed consolidated financial statements of Metro that give effect to the Amalgamation (included as Appendix G to the Information Circular included in Part I of this registration statement).

4.1	Consent of Ernst and Young.

4.2	Consent of Deloitte LLP.

4.3	Consent of National Bank Financial Inc.

4.4	Consent of TD Securities Inc.

4.5	Consent of Stikeman Elliott LLP

5.1	Powers of Attorney (included on the signature page of this registration statement).

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada, on October 30, 2017.

METRO INC.

By:	/s/ Simon Rivet
Simon Rivet
Vice-President, General Counsel and Corporate Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below constitutes and appoints Francois Thibault and Simon Rivet, and each of them, either of whom may act without the joinder of the other, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form F-8 and any or all amendments or supplements thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Eric R. La Flèche
Eric R. La Flèche	President and Chief Executive Officer, Director	October 30, 2017

/s/ François Thibault
François Thibault	Executive Vice-President and Chief Financial Officer	October 30, 2017

/s/ Mireille Desjaralais
Mireille Desjaralais	Vice-President, Corporate Controller	October 30, 2017

/s/ Réal Raymond
Réal Raymond	Director, Chair of the Board	October 30, 2017

/s/ Maryse Bertrand
Maryse Bertrand	Director	October 30, 2017

/s/ Stephanie Coyles
Stephanie Coyles	Director	October 30, 2017

/s/ Marc DeSerres
Marc DeSerres	Director	October 30, 2017

/s/ Claude Dussault
Claude Dussault	Director	October 30, 2017

/s/ Russell Goodman
Russell Goodman	Director	October 30, 2017

/s/ Christian W.E. Haub
Christian W.E. Haub	Director	October 30, 2017

/s/ Michel Labonté
Michel Labonté	Director	October 30, 2017

/s/ Christine Magee
Christine Magee	Director	October 30, 2017

/s/ Marie-José Nadeau
Marie-José Nadeau	Director	October 30, 2017

/s/ Line Rivard
Line Rivard	Director	October 30, 2017

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of METRO Inc. in the United States, on October 30, 2017.

Puglisi & Associates

By: /s/ Donald J. Puglisis
Name: Donald J. Puglisis
Title: Managing Director